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As filed with the Securities and Exchange Commission on December 4, 2003

Registration No. 333-109064

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3
TO

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Worldspan, L.P.
WS Financing Corp.
(Exact name of Registrant as specified in its charter)

Delaware Delaware (State or Other Jurisdiction of Incorporation or Organization)	7374 7374 (Primary Standard Industrial Classification Code Number)	43-1537250 75-3125720 (I.R.S. Employer Identification No.)

300 Galleria Parkway, N.W.
Atlanta, Georgia 30339
(770) 563-7400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

See Table of Additional Registrants Below

Douglas L. Abramson, Esq.
General Counsel
Worldspan, L.P.
300 Galleria Parkway, N.W.
Atlanta, Georgia 30339
(770) 563-7400
(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:

G. Daniel O'Donnell, Esq.
Geraldine A. Sinatra, Esq.
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
(215) 994-4000

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrants

Name	State of Incorporation or Organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.
Worldspan iJet Holdings, LLC	Delaware	7374	58-2645324
Worldspan XOL LLC	Georgia	7374	58-2530483
Worldspan BBN Holdings, LLC	California	7374	58-2607622
Worldspan Digital Holdings, LLC	Delaware	7374	58-2611355
Worldspan StoreMaker Holdings, LLC	Delaware	7374	58-2611361
Worldspan Viator Holdings, LLC	Delaware	7374	58-2611356
Worldspan OpenTable Holdings, LLC	Georgia	7374	58-2611353
Worldspan South American Holdings LLC	Georgia	7374	58-2529667
Worldspan S.A. Holdings II, LLC	Georgia	7374	58-2607619

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2003

PROSPECTUS

Worldspan, L.P.
WS Financing Corp.

OFFER TO EXCHANGE

$280,000,000 Principal Amount of 9 5/8% Senior Notes Due 2011
for
$280,000,000 Principal Amount of Outstanding
9 5/8% Senior Notes Due 2011

The exchange offer will expire at 5:00 p.m.,
New York City time on                        , 2003, unless extended.

Terms of the exchange offer:

  —
  We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

  —
  You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

  —
  We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see "Certain United States Federal Income Tax Considerations" on page 167 for more information.

  —
  We will not receive any proceeds from the exchange offer.

  —
  The terms of the new notes are substantially identical to the old notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes.

        See "Risk Factors" beginning on page 18 for a discussion of risks that should be considered by holders prior to tendering their old notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

        Any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the offering is terminated are incorporated by reference into this prospectus. The information incorporated by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any information which is subsequently modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. Upon written or oral request, you will be provided with a copy of the incorporated document without charge (not including exhibits to the document unless the exhibits are specifically incorporated by reference into the document). To obtain timely delivery, note holders must request the information no later than five business days before the expiration date. The expiration date is                        , 2003. You may submit such a request for this material at the following address and telephone number: Worldspan, L.P., 300 Galleria Parkway, N.W., Atlanta, Georgia 30339 (770) 563-7400.

        You should rely only on the information contained in this document and any supplement or to which we have referred you. See "Where You Can Find Other Information." We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should assume that the information appearing in this prospectus or incorporated by reference is accurate only as of the date on the front cover of this prospectus or any supplement or the date of the documents incorporated by reference, as the case may be.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of

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180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

INDUSTRY AND MARKET DATA

        We have obtained some industry data from third party sources that we believe to be reliable. In particular, we obtained raw airline bookings data compiled by DOB Systems, Inc. and sold as marketing industry data tapes, and our determinations of market size and share within our industry are based on our processing of this data. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or that our assumptions correctly reflect our position in our industry.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

        All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward- looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

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SUMMARY

        The following summary highlights certain significant aspects of our business and this exchange offer, but you should read this entire prospectus, including the financial data and related notes, before making an investment decision. In this prospectus, unless the context otherwise requires, references to the "issuers" refer to Worldspan, L.P., exclusive of its subsidiaries, and WS Financing Corp. References to "TTPC" refer to Travel Transaction Processing Corporation. References to the "company" refer to Worldspan, L.P. The terms "we," "us," "our" and other similar terms refer to the consolidated businesses of the company and all of its subsidiaries. References to the "Acquisition" refer to the acquisition by TTPC, through its wholly-owned subsidiaries, of the general partnership interests and limited partnership interests, respectively, of Worldspan, L.P. You should carefully consider the information set forth under the heading "Risk Factors."

The Exchange Offer

        On June 30, 2003, WS Merger LLC, our predecessor by merger, and WS Financing Corp. issued and sold $280.0 million aggregate principal amount of 9 5/8% Senior Notes Due 2011, referred to as the old notes. In connection with that sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. As required by the registration rights agreement, we are offering to exchange $280.0 million aggregate principal amount of our new 9 5/8% Senior Notes Due 2011, referred to as the new notes, the issuance of which will be registered under the Securities Act, for a like aggregate principal amount of our old notes. We refer to this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the exchange offer. You are entitled to exchange your old notes for new notes. We urge you to read the discussions under the headings "The Exchange Offer" and "The New Notes" in this Summary for further information regarding the exchange offer and the new notes. We refer to the old notes and the new notes collectively as the "notes."

Worldspan, L.P.

        We are a leading global provider of mission-critical electronic global distribution and information technology services to the travel industry. We operate the second largest global distribution system, or GDS, for travel in the United States (the world's largest travel market) as measured by travel bookings and revenues generated in the United States. Our GDS provides travel agencies (including traditional travel agencies, online travel agencies and corporate travel departments) with real-time access to schedule, price, availability and other travel information and the ability to book reservations and issue tickets for the products and services of approximately 800 travel suppliers (such as airlines, hotels, car rental companies, tour companies and cruise lines) throughout the world. We also provide information technology services to the travel industry, primarily in the areas of airline internal reservation systems, flight operations technology and software development. During the twelve months ended September 30, 2003, over 192 million total bookings were made through our GDS. Our pro forma revenues for the twelve months ended September 30, 2003 were $876.2 million.

        The GDS industry is a more than $5.0 billion market and is a core component of the worldwide travel industry. A GDS's primary value proposition is its ability to aggregate, manage and process information from multiple travel suppliers, allowing thousands of travel agencies real-time access to schedule, price, availability and other travel information. A GDS is a computerized system based on state-of-the-art technology and is highly customized and difficult to replicate. Suppliers of travel and travel-related products and services utilize GDSs as a means of selling tickets and generating sales. Travel agencies utilize GDSs to search schedule, price, availability and other travel information and to make bookings on behalf of consumers. GDSs provide travel agencies with a single, expansive source of travel information, allowing travel agencies to search tens of thousands of itinerary and pricing options across multiple travel suppliers within seconds. Although travel suppliers have the ability to distribute inventory directly to consumers through reservation centers, ticketing locations and proprietary websites, we believe that the majority of worldwide air travel products and services are distributed through GDSs. The GDS industry consists of four primary GDS companies: Amadeus, Galileo, Sabre and us.

        In recent years, the travel industry has been marked by the emergence and growth of the Internet as a travel distribution tool. The growth in use of the Internet has led to the establishment of online travel agencies that provide a link between the consumer and the travel supplier, typically through a GDS. In 2002, airline bookings generated through online travel agencies accounted for approximately 23% of all airline bookings in the United States made through a GDS, up from approximately 17% in 2001 and approximately 11% in 2000. Between 2000 and 2002, the number of airline bookings in the United States generated through online travel agencies increased at a compound annual growth rate of 29.5%. We are the GDS market leader for air travel bookings made online in the United States. In 2002, over 60% of all online travel agency airline bookings in the United States were made through our GDS. In addition, because the United States is the largest online travel market in the world, we believe that we are the global GDS market leader for online travel agency airline bookings. Moreover, we expect non-airline bookings generated through online travel agencies to increase in the future as non-air travel suppliers increasingly recognize the distribution potential of online travel agencies and the importance of making inventory available for distribution in and generating sales through this channel.

        We have taken a different approach than our primary GDS competitors in response to the increased use of the Internet for travel transactions. Unlike these competitors, we do not own a proprietary online travel agency that competes with travel suppliers or travel agencies. Instead, we have developed strategic relationships with online travel agencies to provide them with key technology and services, including access to our GDS, which enable online travel agencies to operate effectively and efficiently. We believe our strategy of partnering and enabling, rather than competing with, online travel agencies has contributed to our leading market position and has positioned us well to take advantage of the ongoing shift toward online travel agency bookings. As a result of this strategy, we have entered into long-term contracts with Expedia, Orbitz and Priceline, which represent three of the five largest online travel agencies in the world. In addition, we recently entered into an agreement with Hotwire, another leading online travel agency, to process its airline bookings through our GDS, converting all of Hotwire's airline bookings from Sabre's GDS to our GDS.

        We operate in two business segments: electronic travel distribution and information technology services, which represented approximately 92.0% and 8.0%, respectively, of our pro forma revenues in the twelve months ended September 30, 2003. Our electronic travel distribution revenues are generally derived from travel suppliers paying us a fee per booking and travel agencies paying us access fees. Under this model, each time a travel agency books a reservation with a travel supplier through our GDS, the travel supplier pays us a fee based on the number of segments involved in the transaction. We record and charge one segment for each leg of an air travel itinerary (e.g., four segments for a round-trip airline ticket with one connection each way). We record and charge one segment for each car rental, hotel, cruise or tour company booking, regardless of the length of time associated with the booking. The price of the travel transaction does not impact the booking fee that we receive. Since 1998, we have increased total bookings made through our GDS at a compound annual growth rate of 9.0% from 136.4 million bookings to 192.2 million bookings in 2002. During the five-year period ending December 31, 2002, we increased the booking fees we collect from our airline suppliers, which generate a substantial portion of our travel bookings. The average fee per booking we collect from our airline suppliers increased at a compound annual growth rate of 3.2% from $3.63 per booking in 1998 to $4.13 per booking in 2002. We anticipate that this historic trend of annual booking fee increases could be reduced in the future due to our plan to enter into fare content agreements with certain major airlines. In addition to booking fees, we derive a smaller portion of our revenues from access fees paid by travel agencies for the use of our GDS, which are often discounted or waived if the travel agency generates a specified number of bookings through our GDS over a specified period of time. In addition, as an incentive to travel agencies to use our GDS, we often pay volume-based inducements to our travel agencies.

        Set forth below is a chart outlining the flow of payments in a typical consumer travel transaction through a GDS.

Illustrative Travel Transaction Through a GDS
1	Roundtrip Airline Ticket (one connection each way)	4 segments booked
1	Car Rental (3 days)	1 segment booked
1	Hotel Reservation (3 days)	1 segment booked

6 segments booked

*
Segment and inducement fees are for illustrative purposes only.

        Although the substantial majority of our electronic travel distribution revenues are derived from booking fees paid by travel suppliers, we recently have entered into agreements with Hotwire and American Express which do not follow this traditional business model. Under our agreement with Hotwire, we will generally derive revenues from a service fee payable by Hotwire (rather than the travel supplier) based upon the number of travel segments booked. Under our agreement with American Express, we charge a transaction fee to American Express (rather than the travel supplier) based upon travel segments booked or messages processed by us.

        In addition, in our information technology services segment, we generate revenues from information technology services that we provide to travel suppliers. As part of this business, we operate, maintain, develop and host the internal reservation and other systems for Delta Air Lines, Inc., or Delta, and Northwest Airlines, Inc., or Northwest, two of our former airline owners.

        The company was founded in 1990 by Delta, Northwest and Trans World Airlines, Inc., or TWA, as a result of a combination of a GDS marketing and service company jointly owned by affiliates of Northwest and TWA with a GDS marketing enterprise owned by Delta. We acquired additional technical and development operations, systems and personnel from these airlines in subsequent transactions in 1993 and 1994. Affiliates of these three airlines (and later American Airlines, Inc., or American, following its acquisition of TWA's assets), held ownership stakes in the company from its formation until the closing of the Acquisition. We refer to American, Delta and Northwest in this prospectus as the seller airlines.

Electronic Travel Distribution

        We operate the second largest GDS in the United States based upon travel bookings and revenues and we believe that we are the global GDS market leader for online travel agency airline bookings. In our electronic travel distribution segment, we service both travel suppliers and travel agencies. Our travel agencies include approximately 16,000 traditional travel agency locations in over 70 countries and approximately 50 online travel agencies, including four of the six largest online travel agencies. These travel agencies depend on us to provide travel information, book and ticket travel and manage travel information. We also provide GDS-interconnected products and services to corporations such as Federated Department Stores, PNC Bank and The Home Depot, which allow corporate travel departments to book and manage employee travel.

        Our travel suppliers, including approximately 465 airlines, 215 hotel chains and 40 car rental companies throughout the world, distribute information about their services, display access to their inventory and offer reservations and ticketing capabilities to travel agencies through our GDS. Although most of the world's airlines and many non-airline travel suppliers participate in our GDS, we believe that the market for travel supplier participation has potential for continued growth, through the addition of airline and non-airline travel suppliers, by increasing existing travel supplier participation levels in our GDS and by offering new products and services. In marketing to travel suppliers, we emphasize our global distribution capabilities, the quality of our products and services, our contracts with four of the six largest online travel agencies, our extensive network of traditional and online travel agencies and the ability of travel suppliers to display information at no charge until a booking is made.

Information Technology Services

        We provide a comprehensive suite of information technology, or IT, services to airlines, including: (i) internal reservation system services; (ii) flight operations technology services; and (iii) software development and licensing services, which include custom development and integration. Our internal reservation system services include the operation, maintenance, development and hosting of an airline's internal reservation system and include seat availability, reservations, fares and pricing and ticketing services. The internal reservation system services we provide to our airline customers are a critical component of their operations because they are the means by which they sell tickets. Our flight operations technology services provide operational support to our airline customers, from pre-flight preparation through departure and landing. Some of these services include weight and balance calculations, flight planning and tracking, passenger boarding, flight crew management, passenger manifests and cargo. Our software development services focus on creating innovative software for use in an airline's internal reservation system and flight operations systems. We intend to utilize our airline expertise to offer solutions to other industries that face similar complex operational issues and utilize similar technology platforms, including the airport, railroad, cruise, hotel and car industries.

        We also provide airlines and other travel-related companies with specific internal reservation system products and services on a subscription basis. While some airlines elect to have their internal reservation system run by a single IT services provider, others prefer to outsource selected functions to multiple IT services providers. We have developed an array of products and services to meet the needs of airlines who use multiple providers, including Fares and Pricing (which is a fare-shopping tool that enables airlines to outsource fares and pricing functionality to us); Electronic Ticketing (which enables airlines to outsource electronic ticketing storage and maintenance to us); and Worldspan Rapid RepriceSM (which is an automated solution that enables airlines to increase revenues and provide better service by recalculating fares when itineraries change).

Competitive Strengths

        We believe that the following strengths will allow us to continue to grow our market position and enhance our operating profitability and cash flow:

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  Proven Business Model. Since our inception in 1990, we have successfully developed a leading electronic global distribution and information technology services business within the travel industry. Our ability to leverage our cost structure, grow booking volumes, enlarge our customer base, increase booking fees and incur moderate ongoing capital expenditure and working capital requirements, enabled us to generate significant net cash from operations. From 1998 through the first nine months of 2003, we have generated $909.1 million of net cash from operations, which primarily enabled us to distribute $715.0 million to the seller airlines (including TWA before its acquisition by American) from 1998 through the closing of the Transactions. Additionally, from 1998 to 2002, we accomplished the following:

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    increased total bookings from 136.4 million to 192.2 million, representing a compound annual growth rate of 9.0%;

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    increased the average fee per booking at a compound annual growth rate of 3.2%;

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    increased our total booking fee revenues at a compound annual growth rate of 12.4%;

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    increased total revenues by a compound annual growth rate of 10.3%.

    In addition, we have limited our collection risk and have managed our airline booking fees accounts receivable to an average of approximately 40 days outstanding through participation in airline industry clearinghouses which require prompt mandatory settlement and automatic remittances of accounts receivable.

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  Integral Component of the Travel Industry. The travel industry is essential to the economy, enabling the movement of people throughout the world. Our services to the travel industry provide a function critical to the facilitation of this movement. Our GDS provides travel agencies with real-time access to schedule, price, availability and other travel information and the ability to book reservations and issue tickets for the products and services of approximately 800 travel suppliers throughout the world. We also provide airlines with information technology services, such as internal reservation system, flight operations technology and software development services, which allow airlines, among other things, to make reservations, book tickets, manage frequent flyer programs, manage flight crews, board passengers, track and manage cargo and perform weight and balance calculations on their airplanes. As the second largest GDS in the United States, a global market leader for air travel bookings made online and a provider of information technology services, we believe that we are well positioned within the travel industry.

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  Market Leader in Supporting Online Travel Agencies. More than 60% of online travel agency airline bookings made in the United States in 2002 were made through our GDS. In the mid-1990s, we recognized the important and increasing role the Internet would play in travel distribution. Our leadership in the online travel agency market began in 1995 when we established a relationship with Microsoft at the time it was developing Expedia as an online travel agency. Our relationship with Microsoft allowed us to gain invaluable experience in the online travel agency market. We believe we were the first GDS to use internet protocol, or IP, from the online travel agency site all the way through to our mainframe, which allows us to take advantage of newly developing Internet technologies and to optimize our products and services for online travel agencies and travel suppliers. In addition, we employ a strategy of developing contractual relationships with online travel agencies, rather than owning a proprietary online travel agency like our primary GDS competitors. As a result of this experience and strategy, we have been able to enter into long-term contracts with Expedia, Orbitz and Priceline, who constitute three of the five largest online travel agencies in the world. In addition, we recently entered into an agreement with Hotwire, another leading online travel agency, to process its airline bookings through our GDS, converting all of Hotwire's airline bookings from Sabre's GDS to our GDS.

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  Well Positioned to Take Advantage of the Shift to Online Travel Agency Booking. An increasing number of travel bookings are being made online. In 2002, airline bookings generated through online travel agencies accounted for approximately 23% of all airline bookings in the United States made through a GDS, up from approximately 17% in 2001 and approximately 11% in 2000. Between 2000 and 2002, the number of airline bookings in the United States generated through online travel agencies increased at a compound annual growth rate of 29.5%. We believe that this shift to online travel agency booking will continue. Our relationships with four of the six largest online travel agencies in the world have positioned us well to take advantage of this shift. Moreover, several recent events, including the events of September 11, 2001 and the ensuing decrease in airline capacity, the outbreak of severe acute respiratory syndrome, or SARS, a global economic recession and the war in Iraq, have primarily resulted in a 13.6% reduction in the total number of airline boardings in the twelve month period ended September 30, 2003 compared to the twelve month period ended December 31, 2000. Airlines have responded to these operating conditions by offering lower prices on tickets distributed through direct and online channels, resulting in an increase in air travel bookings generated through online travel agencies relative to traditional travel agencies. We believe our strong position in the online travel agency market has allowed us to increase our air travel booking market share, despite the decrease in the number of total bookings since the beginning of 2001.

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  Barriers to Entry. A GDS is a computerized system based on state-of-the-art technology and is highly customized and difficult to replicate. In order to become a successful participant in the GDS industry, a new market entrant would face several barriers to entry, including:

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  the costs and length of time required to assemble the hardware systems and develop the sophisticated intellectual property of a GDS necessary to compile, process and manage the large and complex databases of travel information;

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  the costs and length of time required to establish relationships and negotiate distribution agreements with a wide range of travel suppliers; and

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  the costs and length of time required to establish relationships and negotiate agreements with travel agencies, which are generally operating under multi-year contracts with existing GDSs and which incur costs in converting to a new GDS.

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  Robust Technology Infrastructure. Our primary processing and network data center is a state-of-the-art 120,000 square foot facility located near Atlanta, Georgia. Our systems and networks are redundant and our hardware, software and data center have significant capacity for expansion. We believe we were the first GDS to have configured our systems to use internet protocol, or IP, from the travel agency site all the way through to our mainframe, which allows us to take advantage of newly developing Internet technologies. In addition, where appropriate, we are using server-based technologies, which allow us to provide products and services to our customers at reduced cost to us because the information is generated from distributed computer servers rather than processed through our computer mainframe. Our key systems utilize IBM's Transaction Processing Facility software platform (a software platform specifically designed for processing airline transactions), or TPF, which is valued for its ability to quickly and dependably process and manage the high number of transactions generated by our travel suppliers and travel agencies.

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  Strong Relationships with the Seller Airlines. We have long-standing information technology services and commercial relationships with Delta and Northwest and a long-standing commercial relationship with American. In 2002, revenues received from the seller airlines represented, in the aggregate, approximately 43% of our total revenues. We have been providing critical travel information technology services to Delta and Northwest since 1994 and 1993, respectively. As part of the Acquisition, Delta and Northwest entered into agreements with us pursuant to which, among other things, they agreed, subject to the conditions specified in the agreements, to (i) not terminate their participation in our GDS, (ii) continue to utilize our internal reservation system and other airline support services and (iii) continue to provide marketing support for our business, in each case, following the Acquisition. In addition, American, upon the consummation of the Acquisition, entered into agreements with us pursuant to which, among other things, it agreed not to terminate its participation in our GDS following the Acquisition. While these agreements are subject to several conditions, exceptions, time limitations and termination rights, we believe these agreements, along with our long-standing relationships with the seller airlines, provide us with a strong competitive advantage in the GDS industry.

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  Strong Management Team. Upon completion of the Acquisition, Rakesh Gangwal became our Chairman of the Board, Chief Executive Officer and President. Mr. Gangwal is a travel industry leader with extensive experience. He served as President and Chief Executive Officer of U.S. Airways, Inc. between 1998 and 2001 and President and Chief Operating Officer of U.S. Airways between 1996 and 1998. Mr. Gangwal also held a variety of senior executive positions at Air France between 1994 and 1996 and at United Airlines between 1984 and 1994. In 1999, Mr. Gangwal was honored by Business Week magazine as one of the 25 top global executives for the year 1998. He is credited with leading the turnaround of Air France, considered one of the most successful global carriers in the world. In addition, upon completion of the Acquisition, Gregory O'Hara became our Executive Vice President-Corporate Planning and Development. Mr. O'Hara has significant travel and technology industry experience. He served as Senior Vice President of Sabre, Inc. between 1997 and 2000. Mr. O'Hara was also an Associate with Perot Systems Corporation and, from 1991 to 1995, was the President and Founder of Advanced Systems International. Messrs. Gangwal and O'Hara are part of a seasoned senior management team with an average of approximately 15 years of experience in the travel industry. In addition, we plan to augment our management team with other accomplished professionals.

Business Strategy

        We intend to continue to strengthen our market leadership position, maximize profitability and enhance cash flow through the following strategies:

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  Increase Our Share and the Number of Online Travel Agency Bookings. While more than 60% of all online travel agency airline bookings made in the United States were made through our GDS in 2002, we believe that there are still opportunities to increase our number of bookings and our market share in the online segment. Our primary GDS competitors own proprietary online travel agencies, and we believe that the channel conflict inherent in our primary competitors' strategy leaves us well positioned to obtain the business of new, independent online travel agencies. In addition, we believe we can leverage our expertise and our strength in the U.S. online travel distribution market in the European, Asian, Australian, Latin American and other international markets where the use of online travel distribution channels is still developing. We expect that our geographic expansion will enable our U.S.-based online travel agencies to increase their penetration in non-U.S. markets. In addition, we anticipate that our expansion to non-U.S. geographies will allow our emerging non-U.S. online travel agencies, such as OTC and Lastminute.com, to expand their businesses.

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  Capitalize on Shift by Corporate Travel Departments to Online Travel Services. We believe there will be a substantial opportunity to capitalize on the trend of corporate travel departments toward making bookings for business travel through online services. We are well positioned to benefit from this trend, as Expedia and Orbitz, two of our largest online travel agencies, have both announced that they plan to enter the corporate travel market. We believe we have valuable experience in the online sector by virtue of our travel agency relationships with four of the six largest online travel agencies in the world, and we plan to use this competency to take advantage of the online corporate direct market. In addition, we have developed an online corporate booking tool, Trip Manager. As of September 30, 2003, approximately 600 corporate customers were using Trip Manager as an online travel management solution, including Federated Department Stores, PNC Bank and The Home Depot. In most cases, we work in conjunction with, rather than compete with, our travel agencies in the support of our travel products and services with corporations.

  •
  Increase Traditional Travel Agency Bookings—Global Focus. We believe we have the opportunity to obtain new traditional travel agencies outside the United States, particularly in Europe, Asia, Australia and Latin America, where travel reservations and bookings are not generally made using current Internet technologies. For example, we recently entered into an agreement that enables the immediate transition of travel agencies in Hong Kong and Macau affiliated with TicTas System Automation Ltd. to the Worldspan global distribution system. We believe our sophisticated Internet technologies will be attractive to traditional travel agencies as they seek to move towards more modern technologies. In addition, we intend to expand the number of bookings made by traditional travel agencies in the United States through our GDS. We believe we can successfully increase our market share in the United States and worldwide traditional travel agency market by providing innovative and low-cost products and services, by focusing on a limited number of opportunities to convert business currently supported by other GDSs to our GDS and by launching sales and marketing initiatives aimed at addressing the market for corporate travel departments who use traditional travel agencies. We anticipate that our marketing agreements with Delta and Northwest, which provide that Delta and Northwest will provide marketing support for our GDS, will assist us in this strategy. See "The Transactions—Marketing and Collateral Services Agreements" for a description of the marketing agreements with Delta and Northwest. Moreover, we have historically focused on selected geographic markets where the seller airlines have had significant operations. We intend to aggressively compete for traditional travel agencies in geographic markets in the United States and throughout the world where we have not previously concentrated.

  •
  Increase Non-Airline Travel Bookings. We derived approximately 81.3% of our pro forma revenues for the twelve months ended September 30, 2003 from airline bookings. To diversify and increase our revenue streams, we intend to focus on increasing our non-airline booking revenues. Non-air travel suppliers have historically not utilized GDSs to the same extent as airlines. However, we expect our future non-airline GDS bookings, including car, hotel, tour, cruise and rail, to increase in number, largely as a result of the emergence of the Internet and online travel agencies as a means of facilitating travel commerce. In addition, we believe that many traditional and online travel agencies have identified non-airline bookings as an area of growth opportunities.

  •
  Expansion of Information Technology Services Business. We intend to expand our existing information technology services business. We believe that airlines and other travel suppliers have been and will be increasingly outsourcing non-core technology functionalities due to the desire to focus on their core travel business and to better manage fixed costs and the benefits of leveraging the technology of information technology service providers. We are well positioned to take advantage of this shift because we currently provide internal reservation system, flight operations technology and software development services to the airline industry. In addition, we also provide airlines and other travel-related companies with products and services on a subscription basis, including:

  •
  Fares and Pricing, which is currently used by Avianca and Emirates Air and the airlines hosted by EDS, such as Aero Mexico, Continental and Virgin Atlantic;

  •
  Electronic Ticketing, which is currently used by KLM;

  •
  Worldspan Rapid RepriceSM, which is currently used by Delta and Northwest; and

  •
  e-Pricing, which is currently used by Northwest.

  •
  Cost Reduction Opportunities. We believe that opportunities exist to improve profitability by reducing our costs. We plan to improve our cost structure by, among other things streamlining our programming and processing systems and reducing our network and data center costs.

The Transactions

        On June 30, 2003, TTPC, through its wholly-owned subsidiaries, acquired 100% of the outstanding partnership interests of Worldspan, L.P. from affiliates of American, Delta and Northwest. The aggregate consideration for the acquisition was $901.5 million, consisting of:

  •
  $817.5 million in cash payable at closing; and

  •
  the issuance of $84.0 million of holding company subordinated seller notes payable by TTPC to American and Delta.

        The purchase consideration is subject to adjustment based upon our closing cash, debt and working capital as described below in the section entitled "The Transactions."

        We funded the cash portion of the Acquisition price and the related fees and expenses with the proceeds of the sale of the old notes, our senior credit facility and the equity investments in TTPC as follows:

  •
  the purchase by the equity investors of preferred stock and common stock of TTPC for approximately $350.0 million in cash;

  •
  the contribution by TTPC of cash in the amount of approximately $349.9 million to the capital of WS Merger LLC and approximately $0.1 million to the capital of WS Holdings LLC;

  •
  the borrowing by WS Merger LLC of $125.0 million under the term loan facility portion of a senior credit facility; and

  •
  the issuance by WS Merger LLC and WS Financing Corp. of the old notes resulting in gross proceeds to WS Merger LLC of $280.0 million.

Immediately following the closing of the Acquisition, Worldspan, L.P. and WS Financing Corp. were the borrowers and the obligors under the notes and Worldspan, L.P. was the borrower and obligor under the senior credit facility as a result of the merger of WS Merger LLC into Worldspan, L.P. with Worldspan, L.P. as the surviving entity. We refer to the Acquisition, the foregoing financing transactions and the merger of WS Merger LLC with and into Worldspan, L.P. collectively as the "Transactions."

        As part of the Acquisition, we entered into non-competition agreements and an escrow agreement with each of American, Delta and Northwest. In addition, we entered into a founder airline services agreement, or FASA, and a marketing agreement with each of Delta and Northwest, which will largely continue the airline service and marketing arrangements, respectively, historically in place between us and Delta and Northwest. We also entered into a collateral services agreement with American and granted American an option to enter into a FASA with us. For a more detailed description of the foregoing agreements, see the section entitled "The Transactions."

Corporate Structure

        The following chart illustrates our corporate structure, as adjusted to give effect to the Transactions.

(1)
Guarantors of the senior credit facility.

Use of Proceeds

        We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

        We used the gross proceeds from the sale of the old notes, the senior credit facility and the equity investments made in connection with the Transactions, together with cash on hand:

  •
  to pay the cash portion of the Acquisition consideration of approximately $702.8 million (which consists of the stated purchase price of $817.5 million, as adjusted: (i) up to reflect the amount by which estimated closing cash exceeded $30.0 million; (ii) up to reflect the amount by which our estimated closing working capital was above negative $18.3 million; and (iii) down to reflect the amount of our closing debt, capital leases and a specified long-term software arrangement); and

  •
  to pay fees and expenses associated with the Transactions of approximately $46.3 million.

Equity Sponsors

        Citigroup Venture Capital Equity Partners, L.P., is a private equity fund managed by Citigroup Venture Capital Ltd., one of the industry's oldest private equity firms. Citigroup Venture Capital was established in 1968, and manages funds in excess of $10 billion. Citigroup Venture Capital is a leading technology and travel investor, sponsoring such industry leading names as Fairchild Semiconductor, Intersil, ChipPAC, AMI Semiconductor, Federal Express and People Express. Citigroup Venture Capital Equity Partners, L.P. is referred to in this prospectus as "CVC."

        Ontario Teachers' Pension Plan Board, with approximately C$66.2 billion in net assets at December 31, 2002, is one of the largest pension plans in Canada. Teachers' Merchant Bank is the private equity arm of the Ontario Teachers' Pension Plan Board. Established in 1991, Teachers' Merchant Bank has completed more than 100 transactions in a wide range of industries having participated in many management buy-outs in Canada, the United States and Europe. With a portfolio valued at C$4.0 billion as at December 31, 2002, Teachers' Merchant Bank is one of Canada's largest private equity investors. Ontario Teachers' Pension Plan Board is referred to in this prospectus as "OTPP."

        WS Financing Corp. is a Delaware corporation and Worldspan, L.P. is a Delaware limited partnership. WS Financing Corp. is a subsidiary of Worldspan, L.P. and was formed solely for the purposes of serving as a co-issuer of the notes in order to facilitate the sale of the old notes. WS Financing Corp. does not and will not have any substantial operations or assets and does not and will not have any revenues. The company's principal executive offices are located at 300 Galleria Parkway, N.W., Atlanta, Georgia 30339, and its telephone number is (770) 563-7400. The company's website is www.worldspan.com. The website and the information included therein are not part of this prospectus.

The Exchange Offer

Notes Offered	$280,000,000 aggregate principal amount of 9 5/8% Senior Notes Due 2011. The terms of the new notes and the old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.
The Exchange Offer
We are offering the new notes to you in exchange for a like principal amount of old notes. Old notes may be exchanged only in integral multiples of $1,000. We intend by the issuance of the new notes to satisfy our obligations contained in the registration rights agreement.
Expiration Date; Withdrawal of Tender
The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, or such later date and time to which it may be extended by us. The tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.
Conditions to the Exchange Offer
Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Securities and Exchange Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Old Notes
If you wish to accept the exchange offer and tender your old notes, you must complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein. See "The Exchange Offer—Procedures for Tendering Old Notes."
Use of Proceeds	We will not receive any proceeds from the exchange offer.
Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer.
Federal Income Tax Considerations	The exchange of notes pursuant to the exchange offer should not be a taxable event for federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

        Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that holders of old notes (other than any holder who is an "affiliate" of our company within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

  •
  the new notes are acquired in the ordinary course of the holders' business;

  •
  the holders have no arrangement with any person to participate in a distribution of the new notes; and

  •
  neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or in compliance with an available exemption from registration or qualification. We have agreed, under the registration rights agreement and subject to limitations specified in the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange the old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. See "The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes."

        The old notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. Following commencement of the exchange offer but prior to its completion, the old notes may continue to be traded in the PORTAL market. Following completion of the exchange offer, the new notes will not be eligible for PORTAL trading.

The New Notes

        The terms of the new notes and the old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.

Issuers	Worldspan, L.P. and WS Financing Corp.
Maturity Date	June 15, 2011.
Interest Payment Dates	June 15 and December 15, commencing December 15, 2003.
Guarantees
The issuers' obligations with respect to the new notes, including principal and interest and liquidated damages, if any, will be fully and unconditionally guaranteed on a senior unsecured basis by each of the issuers' existing and future domestic subsidiaries. None of the issuers' foreign subsidiaries will be guarantors.
Rankings	The new notes and the guarantees are unsecured, general obligations of the issuers and the guarantors. Accordingly, they will rank:
	•	effectively subordinate in right of payment to all of the issuers' and the guarantors' existing and future senior secured indebtedness (including all borrowings under our senior credit facility);
	•	equal in right of payment to the issuers' and the guarantors' existing and future senior indebtedness;
	•	senior in right of payment to the issuers' and the guarantors' future subordinated indebtedness, if any; and
	•	effectively subordinated to all existing and future indebtedness and other liabilities (including trade debt) of the issuers' non-guarantor subsidiaries.
As of September 30, 2003:
•
the issuers and the guarantors had approximately $125.0 million of senior secured debt outstanding under our senior credit facility, and an additional $50.0 million was available for borrowing under the revolving credit facility portion of our senior credit facility;
	•	the issuers and the guarantors had approximately $214.7 million of senior secured obligations under capital leases and long-term software arrangements outstanding; and
	•	the issuers' non-guarantor subsidiaries had approximately $21.2 million in trade accounts payable and other accrued expenses outstanding.
See "Description of Other Indebtedness."

Optional Redemption	On or after June 15, 2007, the issuers may redeem some or all of the new notes at any time at the redemption prices described in the section "Description of the New Notes—Optional Redemption."

Before June 15, 2006, the issuers may redeem up to 35% of the aggregate principal amount of the notes originally issued with the proceeds of certain equity offerings, provided that at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after such redemption.
Mandatory Redemption	None.
Covenants
The issuers will issue the new notes under an indenture among the issuers, the guarantors and the trustee. The indenture (among other things) limits the ability of Worldspan, L.P. and its restricted subsidiaries to, among other things:
	•	pay dividends or make other distributions;
	•	purchase, redeem or otherwise acquire for value any of the equity interests of the issuers or their parent entities;
	•	make other restricted payments and investments;
	•	incur additional indebtedness or issue preferred stock;
	•	sell assets;
	•	create liens;
	•	incur restrictions on the ability of the restricted subsidiaries to pay dividends or other payments to Worldspan, L.P.;
	•	merge or consolidate with other entities; and
	•	enter into transactions with affiliates.
The indenture will also limit:
	•	the ability of WS Financing Corp. to hold any material assets, to incur liability for any material obligations and to engage in any significant business activities; and
	•	the ability of Travel Transaction Processing Corporation and WS Holdings LLC to engage in any activities other than holding the capital stock of Worldspan, L.P.
Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the New Notes—Certain Covenants."

        For a discussion of certain risks that should be considered in connection with an investment in the notes, see "Risk Factors."

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

        The following table sets forth our summary historical and unaudited pro forma consolidated financial data for the periods ended and the dates indicated. We have derived the summary historical consolidated financial data as of December 31, 2001 and 2002 and for the fiscal years ended December 31, 2000, 2001 and 2002 from our audited financial statements and related notes included elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of December 31, 2000 from our audited financial statements and related notes, which are not included in this prospectus. We have derived the summary historical consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2002, the six months ended June 30, 2003 and the three months ended September 30, 2003, from our unaudited financial statements and related notes included elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of September 30, 2002 and June 30, 2003 from our unaudited financial statements and related notes, which are not included in this prospectus. The unaudited pro forma consolidated financial data gives effect to the transactions and assumptions described in "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the accompanying notes. The summary historical and unaudited pro forma consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Predecessor Basis										Successor Basis
	2000		2001		2002		Nine months ended September 30, 2002		Six months ended June 30, 2003		Three months ended September 30, 2003		Pro Forma Twelve Months Ended September 30, 2003
Statement of Income Data:
Revenues:
Electronic travel distribution	$665,176		$762,304		$807,095		$628,884		$414,933		$212,916		$806,060
Information technology services(1)	122,345		126,049		107,774		81,749		52,539		16,598		70,162
Total revenues	787,521		888,353		914,869		710,633		467,472		229,514		876,222
Total operating expenses	704,346		807,775		802,902		601,016		416,112		213,025		864,895
Operating income	83,175		80,578		111,967		109,617		51,360		16,489		11,327
Interest expense	4,424		6,515		5,481		4,958		2,756		10,485		40,463
Net income (loss)	104,243		63,169		104,819		110,983		30,271		6,323		(55,141)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$141,175		$85,941		$132,101		$116,926		$43,931		$38,906		$38,906
Working capital (deficit)(2)	86,236		22,687		63,800		67,627		(18,018)		(16,873)		(16,873)
Property and equipment	148,483		127,538		115,610		102,671		110,711		121,493		121,493
Total assets	509,543		427,894		454,866		445,191		386,101		1,163,127		1,163,127
Total debt(3)	63,162		77,818		93,556		75,145		96,807		494,710		494,710
Partners' capital	246,547		137,356		135,602		147,688		56,083		439,099		439,099
Other Data:
Total bookings using the Worldspan system:(4)
Online (in thousands)	33,283		54,790		75,896		57,643		45,058		24,297		87,608
Traditional (in thousands)	139,353		140,774		116,279		92,148		54,063		26,081		104,275
Total bookings	172,636		195,564		192,175		149,791		99,121		50,378		191,883
Depreciation and amortization(5)	$82,153		$83,425		$79,215		$61,140		$32,322		$26,529		$109,674
Capital expenditures(6)	67,226		56,653		56,484		27,008		27,906		6,459		63,841
Distributions	80,000		175,000		100,000		100,000		110,000		—		110,000
Ratio of earnings to fixed charges(7)	11.8	x	6.6	x	12.6	x	14.8	x	7.8	x	1.5	x	(0.2)	x

(1)
The pro forma twelve months ended September 30, 2003 information technology services revenues are adjusted for $33.3 million in FASA credits under the FASAs, which are accounted for as contra revenue in accordance with

  Emerging Issues Task Force ("EITF") No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). See "The Transactions" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(2)
Working capital is calculated as current assets (including cash and cash equivalents) minus current liabilities.

(3)
Includes assets acquired under capital leases and obligations under long-term software arrangements.

(4)
We designate each travel agency for which we process bookings as traditional or online based on management's belief as to whether a travel agency is traditional or online. The historical bookings data set forth above reflects the designations which were in effect for each period presented. We evaluate the classification of our travel agencies on a monthly basis and reclassify them as appropriate. Upon a reclassification of a travel agency, all bookings for such travel agency are correspondingly reclassified for all historical and subsequent periods. Accordingly, to the extent we change a designation for a travel agency, the bookings for such travel agency may be reflected in different categories at different times. Based on a recent evaluation of the classifications, we generated total online bookings of 55,753 and 77,021 for the years ended December 31, 2001 and 2002, 58,648 for the nine months ended September 30, 2002, 45,432 for the six months ended June 30, 2003, 24,642 for the three months ended September 30, 2003 and 88,447 for the twelve months ended September 30, 2003.

(5)
The pro forma twelve months ended September 30, 2003 depreciation and amortization expenses are adjusted for the purchase accounting effect described in "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(6)
The following table summarizes capital expenditures for the periods indicated:

	Predecessor Basis					Successor Basis
	Year Ended December 31,			Nine Months Ended September 30, 2002	Six Months Ended June 30, 2003	Three Months Ended September 30, 2003	Pro Forma Twelve Months Ended September 30, 2003
	2000	2001	2002
	(dollars in thousands)
Purchase of property and equipment	$34,656	$22,337	$12,375	$9,331	$9,302	$5,064	$17,410
Assets acquired under capital leases	10,217	30,703	31,200	16,237	17,237	—	32,200
Capitalized software development costs	5,693	3,613	3,056	1,440	1,367	1,395	4,378
Acquired software	16,660	—	9,853	—	—	—	9,853

Total capital expenditures	$67,226	$56,653	$56,484	$27,008	$27,906	$6,459	$63,841

(7)
The ratio of earnings to fixed charges is computed by dividing earnings to fixed charges. For this purpose, "earnings" include income before taxes and income or loss from equity investees. "Fixed charges" include interest costs and such portion of rental expense as can be demonstrated to be representative of the interest factor.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding whether to exchange your old notes in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to the New Notes

Substantial Leverage—Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the new notes.

        We have a significant amount of indebtedness. On September 30, 2003, we had total indebtedness of $494.7 million (of which $280.0 million consisted of the old notes and the balance consisted of senior debt under our senior credit facility and obligations under capital leases and long-term software arrangements). Also after giving pro forma effect to sale of the old notes, our ratio of earnings to fixed charges would have been 0.8x and 0.4x for the year ended December 31, 2002 and the nine month period ended September 30, 2003 respectively.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the new notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds.

        In addition, the indenture and our senior credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Additional Borrowings Available—Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Our senior credit facility permits additional borrowings of up to $50.0 million. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. See "Description of Other Indebtedness—Senior Credit Facility."

Restrictions on Existing Indebtedness—Restrictions on our outstanding debt instruments may limit our ability to make payments on the new notes or operate our business.

        Our senior credit facility and the indenture governing the notes contain covenants that limit the discretion of our management with respect to certain business matters. These covenants will significantly restrict our ability to (among other things):

  •
  incur additional indebtedness;

  •
  create liens or other encumbrances;

  •
  pay dividends or make certain other payments, investments, loans and guarantees; and

  •
  sell or otherwise dispose of assets and merge or consolidate with another entity.

        In addition, our senior credit facility requires us to meet certain financial ratios and financial condition tests. You should read the discussions under the headings "Description of Other Indebtedness—Senior Credit Facility" and "Description of the New Notes—Certain Covenants" for further information about these covenants. Events beyond our control can affect our ability to meet these financial ratios and financial condition tests. Our failure to comply with these obligations could cause an event of default under our senior credit facility. If an event of default occurs, our lenders could elect to declare all amounts outstanding and accrued and unpaid interest in our senior credit facility to be immediately due, and the lenders thereafter could foreclose upon the assets securing the senior credit facility. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the new notes and the related guarantees. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to our senior credit facility or the indenture governing the notes.

Ability to Service Debt—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the new notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our senior credit facility, will be adequate to meet our future liquidity needs for the foreseeable future.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the new notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the new notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility and the new notes, on commercially reasonable terms or at all.

Subordination to Secured Creditors—Your right to receive payments on the new notes, like the old notes, is effectively subordinated to the rights of our existing and future secured creditors. Further, the guarantees of the new notes are effectively subordinated to all our guarantors' existing and future secured indebtedness.

        Holders of our secured indebtedness and the secured indebtedness of the guarantors will have claims that are prior to your claims as holders of the new notes to the extent of the value of the assets securing that other indebtedness. Notably, we and certain of our subsidiaries, including the guarantors, are parties to a senior credit facility, which is secured by liens on substantially all of our assets and the assets of the guarantors. In addition, our capital leases and long-term software arrangements are secured by the assets under such leases and arrangements. The new notes will be effectively subordinated to all that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the new notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the new notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the new notes. As a result, holders of new notes may receive less, ratably, than holders of secured indebtedness.

        As of September 30, 2003, the aggregate amount of our secured indebtedness and the secured indebtedness of our subsidiaries would have been approximately $214.7 million, and approximately $50.0 million was available for additional borrowing under the revolving credit facility portion of our senior credit facility. We are permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture. See "Description of Other Indebtedness—Senior Credit Facility."

Not all Subsidiaries are Guarantors—Your right to receive payments on the new notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

        None of our foreign subsidiaries will guarantee the new notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

        As of September 30, 2003, our non-guarantor subsidiaries had $21.2 million of trade accounts payable and other accrued expenses. Our non-guarantor subsidiaries generated approximately 14% of our consolidated revenues in the twelve-month period ended September 30, 2003 and held approximately 3% of our consolidated assets as of September 30, 2003. See footnote 15 to our consolidated financial statements included at the back of this prospectus.

Financing Change of Control Offer—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

        Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the new notes or that restrictions in our senior credit facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change of Control" under the indenture. See "Description of the New Notes—Repurchase at the Option of Holders."

Fraudulent Conveyance Matters—Federal and state statutes allow courts, under specific circumstances, to void debts, including guarantees, and require note holders to return payments received from us or the guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, obligations under a note or a guarantee could be voided, or claims in respect of a note or a guarantee could be subordinated to all other debts of the debtor or guarantor if, among other things, the debtor or the guarantor, at the time it incurred the indebtedness evidenced by its note or guarantee:

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  received less than reasonably equivalent value or fair consideration for the incurrence of such debt or guarantee; and

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  one of the following applies:

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  it was insolvent or rendered insolvent by reason of such incurrence;

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  it was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

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  it intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

        In addition, any payment by that debtor or guarantor pursuant to its note or guarantee could be voided and required to be returned to the debtor or guarantor, as the case may be, or to a fund for the benefit of the creditors of the debtor or guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor or guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

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  if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that the debtor and each guarantor, after giving effect to its new note or guarantee of the new notes, as the case may be, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Trading Market for New Notes—There is no public trading market for the new notes and an active trading market may not develop for the new notes.

        The old notes are currently eligible for trading in the PORTAL Market, a screen-based market operated by the National Association of Securities Dealers. The PORTAL Market is limited to qualified institutional buyers as defined by Rule 144A of the Securities Act. The new notes are new securities for which there is no established trading market. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. Lehman Brothers Inc., Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. acted as initial purchasers in connection with the offer and sale of the old notes. The initial purchasers have informed us that they intend to make a market in the new notes. However, the initial purchasers are not obligated to do so and they may cease their market-making at any time. In addition, the liquidity of the trading market in the new notes, and the market price quoted for the new notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the new notes.

Consequence of Failure to Tender—Failure to tender your old notes for new notes could limit your ability to resell the old notes.

        The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes under the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, if you want to exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Trading Market for Old Notes—The issuance of the new notes may adversely affect the market for the old notes.

        To the extent that old notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted old notes could be adversely affected.

Risks Relating To Our Business

Dependence on Travel Industry—Our revenues are highly dependent on the travel industry, and particularly on the airlines, and a substantial decrease in travel bookings could adversely affect us.

        Substantially all of our revenues are derived from airlines, hotel operators, car rental companies and other suppliers in the travel industry. Our revenues increase and decrease with the level of travel activity and are therefore highly subject to declines in or disruptions to travel. In particular, because a significant portion of our revenues are derived from fees generated by airline bookings and airline outsourcing services, our revenues and earnings are especially sensitive to events that affect airline travel, the airlines that participate in our GDS and the airlines that obtain travel information technology services from us. Our business could also be adversely affected by a reduction in bookings on the airlines that participate in our GDS as a result of those airlines losing business for other reasons, including losing market share to other airlines, such as low-cost carriers, that do not participate in our GDS. In addition, travel expenditures are seasonal and are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns, which could also reduce our revenues and profits.

        The downturn in the commercial airline market, together with the terrorist attacks of September 11, 2001, the global economic downturn, SARS and the recent war in Iraq, have adversely affected the financial condition of many commercial airlines and other travel suppliers. Several airlines have declared bankruptcy or indicated that filing for bankruptcy has been considered. A substantial portion of our revenues are derived from booking fees received directly from airlines and from the sale of products and services directly to airlines. If an airline declared bankruptcy, including one of the seller airlines, we may be unable to collect our outstanding accounts receivable from the airline. In addition, the bankruptcy of the airline might result in reduced booking fees and other revenues from the airline or a rejection by the airline of some or all of our agreements with it, all of which could have a material adverse effect on our business, financial condition and results of operations.

Susceptibility to Terrorism and War—Acts of terrorism and war could have an adverse effect on the travel industry, which in turn could adversely affect our business.

        Travel is sensitive to safety and security concerns, and thus declines after occurrences of, and fears of future incidents of, terrorism and hostilities that affect the safety, security and confidence of travelers. For example, the start of the war with Iraq in March 2003 and the terrorist attacks of September 11, 2001, which included attacks on the World Trade Center and the Pentagon using hijacked commercial aircraft, resulted in the cancellation of a significant number of flights and travel bookings and a decrease in new travel bookings. Future revenues may be reduced by similar and/or other acts of terrorism or war. The effects of these events could include, among other things, a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism, military and governmental responses to acts of terrorism and a perceived inconvenience in traveling by air and increased costs and reduced operations by airlines due, in part, to new safety and security directives adopted by the Federal Aviation Administration or other governmental agencies. These effects, depending on their scope and duration, which we cannot predict at this time, could significantly impact our business, financial condition and results of operations.

Competition—We operate in highly competitive markets, and we may not be able to compete effectively.

        We seek to obtain as our customers traditional travel agencies, online travel agencies, corporate travel departments and travel suppliers in need of electronic travel distribution and travel information technology services. In all of these areas, we face significant competitors, many of whom are aggressively seeking to divert our customers away from us or to enter into exclusive relationships with travel-related businesses. In our electronic travel distribution segment, our GDS competes primarily against other large and well-established GDSs, including those operated by Amadeus, Galileo and Sabre, each of which may have greater financial, technical and other resources than we have. These greater resources may allow our competitors to better finance more strategic transactions and research and development than us and it could allow them to offer more or better products and services for less than we can. In addition, we face competition in the travel agency market from travel suppliers and new types of travel distribution companies that seek to bypass GDSs and distribute directly to travel agencies or consumers.

        In our information technology services segment, there are several organizations offering internal reservation system and related technology services to the airlines, with our main competitors being Amadeus, EDS, Navitaire, Sabre and Unisys/SITA. This segment is highly competitive and the competitors are highly aggressive. If we cannot compete effectively to keep and grow this segment of business, we risk losing customers and economies of scale which could have a negative impact on our operating results.

        Factors affecting the competitive success of GDSs include the timeliness, reliability and scope of the information offered, the reliability and ease of use of the GDS, the fees charged and inducements paid to travel agencies, the fees charged to travel suppliers and the range of products and services available to travel suppliers and travel agencies. We believe that we compete effectively with respect to each of these factors. However, increased competition could require us to increase spending on marketing or product development, decrease our booking fees and other revenues, increase inducement payments or take other actions that could have a material adverse effect on our business, financial condition and results of operations.

Travel Supplier Cost Savings—Travel supplier cost savings efforts may shift business away from us or cause us to reduce the fees we charge to suppliers or increase the inducements we offer to travel agencies, thereby adversely affecting our results of operations.

        Travel suppliers, particularly airlines, are aggressively seeking ways to reduce distribution costs and, through the use of the Internet and otherwise, are seeking to decrease their reliance on global distribution systems including our GDS. Travel suppliers have increasingly been providing direct access to their inventory through their own websites and through travel agencies, which potentially bypass GDSs. Recent examples of this include American's, Continental Airlines' and Northwest's participation in a direct supplier link with Orbitz. In addition, various airlines and hotels have established their own travel distribution websites, and several have created multi-supplier travel distribution websites (such as Orbitz in the United States and Opodo in Europe). Some of these travel suppliers offer lower prices when their products and services are purchased directly from these supplier-related distribution channels. These lower prices are not always available to us. Some of these travel suppliers are also not providing their lowest fares to GDSs unless the GDS provides them with lower booking fees. These practices may have the effect of diverting customers away from our GDS to other distribution channels, including websites, or of forcing us to reduce our booking fees, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, consolidation among travel suppliers, including airline mergers and alliances, may increase competition from these supplier-related distribution channels.

        Recently, several airlines entered into agreements with Galileo and Sabre under which those airlines will provide to Galileo and Sabre virtually all of their published fares (including web fares) that those airlines offer through certain channels in exchange for a significant discount and a three-year freeze on most booking fees payable by those airlines to Galileo and Sabre. We estimate that such a program, if adopted by us, would result in a material and substantial reduction in our total revenues. Although we do not currently have access to all of the published fares (such as web fares) of all of our airline travel suppliers, we have recently entered into fare content agreements with Delta, Northwest and United Air Lines pursuant to which each airline has agreed (subject to the exceptions contained in the agreements) to provide our traditional travel agencies in the territories covered by the agreements with substantially the same fare content it provides to the traditional travel agencies of other GDSs in exchange for monthly fee payments from us to each airline and subject to us keeping steady the average booking fees paid by each airline for traditional travel agency bookings in the territories covered by the agreements. We believe that obtaining similar fare content from other major airline travel suppliers is important to our ability to compete. Consequently, we plan to pursue agreements similar to these fare content agreements with certain other major airlines. We expect that our fare content agreements will require us to make, in the aggregate, significant payments or other concessions to the participating airlines which could have a material adverse effect on our business, financial condition and results of operations. Moreover, if we are not able to enter into such agreements according to current management plans, then in order to remain competitive, we may need to pursue alternative strategies to obtain increased access to fare content. Such alternative strategies may result in revenue reductions which are substantially larger than those anticipated under the current management plan. If we were not able to offset those revenue reductions with other increases in revenues, improved operating efficiencies or reduced expenditures, those revenue reductions would have a material adverse effect on our business, financial condition and results of operations. In addition, the fare content agreements are subject to several conditions, exceptions, term limitations and termination rights. There is no guarantee that the participating airlines will continue to provide their fare content to us to the same extent as they do at the current time. The loss or substantial reduction in the amount of fare content received from the participating airlines could negatively affect our business, financial condition and results of operations.

        In addition, some travel suppliers have reduced or eliminated commissions paid to both traditional and online travel agencies. The reduction or loss of commissions may cause travel agencies to become more dependent on other sources of revenues, such as traveler-paid services fees and GDS-paid inducements. We may have to increase inducement payments or incur other expenses in order to compete for travel agency business.

Dependence on Airlines—We depend on a relatively small number of airlines for a significant portion of our revenues and the loss of any of our major airline relationships would harm us.

        We depend on a relatively small number of airlines for a significant portion of our revenues. Our five largest airline relationships in 2002 represented an aggregate of approximately 55% of our total revenues, while our ten largest airline relationships in 2002 represented an aggregate of approximately 67% of our total revenues. We expect to continue to depend upon a relatively small number of airlines for a significant portion of our revenues. In addition, although we expect to continue our relationships with these airlines, our airline contracts can be terminated on short notice. Because our major airline relationships represent such a large part of our business, the loss of any of our major airline relationships, including due to the bankruptcy of an airline, could have a material negative impact on our business, financial condition and results of operations.

Dependence on Online Travel Agencies—We are highly dependent on a small number of large online travel agencies, and the success of our business depends on continuing these relationships and the continued growth of online travel commerce.

        In 2002, Expedia, Orbitz and Priceline represented approximately 37% of our total travel bookings. While we have long-term contracts with these online travel agencies, those contracts allow the online travel agencies to terminate their relationships with us in the event of, among other things, payment or service level defaults by us and, in some circumstances, changes of control. In addition, Expedia has the right to renegotiate the inducements payable to it by us every three years (with the next renegotiation right scheduled for July 1, 2004), and it can terminate its contract with us if we cannot reach an agreement on inducements. In September 2003, Orbitz notified us of its intention to terminate its agreement with us due to an alleged material service level failure by us under the agreement. In October 2003, Orbitz rescinded its notice of contract termination, but we and Orbitz continue to discuss our disagreements regarding the agreement and currently are engaged in a dispute mechanism process as prescribed in the agreement, which calls for management discussions and then non-binding mediation between the parties prior to any potential legal action. If we were to lose and not replace the bookings generated by any of these online travel agencies, our business, financial condition and results of operations could be materially adversely impacted. In addition, if other online travel agencies become more successful or new online travel agencies emerge and we lose online booking volumes as a result, that could have a material adverse effect on our business, financial condition and results of operations.

        In addition, our growth strategy relies on the continuing growth in the travel industry of the Internet as a distribution tool. If consumers do not book significantly more travel online than they currently do and if the use of the Internet as a medium of commerce for travel bookings does not continue to grow or grows more slowly than expected, our revenues and profit may be adversely affected. Consumers have historically relied on traditional travel agencies and travel suppliers and are accustomed to a high degree of human interaction in purchasing travel products and services. The success of our business is dependent on the number of consumers who use the Internet to make travel bookings increasing significantly.

Travel Agency Competition—Industry consolidation and increased competition for travel agencies may result in increased expenses and reduced revenue and market position.

        Competition among GDSs to attract and retain travel agencies is intense. The reduction in and, in some cases, elimination of supplier-paid commissions has forced some travel agencies to close or to combine with other travel agencies, thereby shrinking the pool of available travel agencies. In addition, in competitive markets, we and other GDSs offer discounts, incentive payments and other inducements to travel agencies if productivity or booking volume growth targets are achieved. In order to compete effectively, we may need to increase inducements, increase spending on marketing or product development, make significant investments to purchase strategic assets or take other costly actions. Although expansion of the use of these inducements could adversely affect our profitability, our failure to continue to provide inducements could result in the loss of some travel agency customers. If we were to lose a significant portion of our current base of travel agencies to a competing GDS or if we were forced to increase the amounts of these inducements significantly, our business, financial condition and results of operations could be materially adversely affected.

Relationships with Seller Airlines—A significant portion of our current revenues are attributable to the seller airlines, and following the Acquisition, there is no guarantee that these airlines will continue to use our services to the same extent that they currently do or that they will not indirectly compete with us.

        Each of American, Delta and Northwest has important commercial relations with us, and, in 2002, revenues received from the seller airlines represented, in the aggregate, approximately 43% of our revenues. Approximately 76% of this revenue was from booking fees and the balance was derived from information technology services provided to Delta and Northwest. Delta is the largest single travel supplier utilizing our GDS, as measured by booking fee revenues, generating booking fees that accounted for approximately 14% of our 2002 revenue, while Northwest and American represent approximately 9% and 9%, respectively. In addition, approximately 87% of our information technology services revenues, which represented approximately 12% of our total revenues in 2002, are derived from providing processing, software development and other services to Delta and Northwest. As part of the Acquisition, Delta and Northwest entered into agreements with us pursuant to which, among other things, they agreed to (i) not terminate their participation in our GDS, (ii) continue to use us to outsource their internal reservation system and other airline support services, (iii) not compete with us as a GDS and (iv) continue to provide exclusive marketing support for our business. As part of the Acquisition, American entered into agreements with us pursuant to which, among other things, it agreed to (i) not terminate its participation in our GDS and (ii) not compete with us as a GDS. However, these agreements are subject to several conditions, exceptions, time limitations and termination rights. Although we believe that each seller airline will continue to distribute its travel services through our GDS and that Delta and Northwest will continue to use our information technology services, there is no guarantee that the seller airlines will continue to use these services to the same extent as they did prior to the Acquisition or at all. In addition, although each seller airline is obligated not to operate a GDS for three years after the Acquisition, there is no guarantee that the seller airlines will not indirectly compete with us in some or all of our markets, such as through supplier direct connections which could bypass our GDS. The loss or substantial reduction of fees from any of the seller airlines, or direct or indirect competition from any of the seller airlines, could negatively affect our business, financial condition and results of operations.

        For example, the information technology services that we perform for Delta include computer functionality known as "PNR Sync." PNR Sync synchronizes the reservations in Delta's internal reservation system with reservations made in our GDS. This functionality delivers incremental benefits to Delta, the travel agencies that book Delta flights and Delta's travelers. PNR Sync accounts for a material portion of our net income. As a result of correspondence we received from Delta to terminate PNR Sync, we have been having discussions with Delta relating to the mutual benefits of PNR Sync to Delta and us. After these discussions, Delta informed us in early September 2003 that it does not have plans to cease receiving PNR Sync functionality at the current time. We have recently reached an agreement with Delta to continue to provide PNR Sync to Delta for a minimum three-year period at a fixed price and subject to several conditions, term limitations and termination rights. A termination of the PNR Sync functionality by Delta would represent a material adverse effect on our business, financial condition and results of operations.

FASA Credits—The FASA credits and FASA credit payments owed under the FASAs may continue despite a significant reduction in or termination of FASA revenues.

        At the closing of the Acquisition, we entered into founder airline services agreements, or FASAs, with each of Delta and Northwest. Pursuant to the FASAs, we are obligated to provide monthly FASA credits to Delta and Northwest to be applied against FASA service fee payments due from these airlines to us. The FASA credits are structured and will be applied over nine years in an amount up to an aggregate total of $125.0 million to each of Delta and Northwest. Our obligations to provide these FASA credits to Delta and Northwest may continue despite a significant reduction in service fee payments from Delta or Northwest under the FASAs, as applicable. For instance, if Delta or Northwest reduces or ceases operations in a way that reduces or eliminates the amount of airline services the airline obtains from us under its FASA, our FASA credit obligations will remain, although the airline's failure to comply with its software development minimum and exclusivity obligations will constitute a breach of its agreement. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash. In addition, if we terminate a FASA other than as expressly permitted by the agreement, then we will be obligated to provide the scheduled FASA credits to the applicable airline by way of a monthly cash payment rather than applying the FASA credits against FASA service fee payments due from the airline. As a result, there could be a significant reduction in the revenues we receive from Delta and/or Northwest under the FASAs while our obligations to provide FASA credits and make FASA credit payments to Delta and/or Northwest, as applicable, would continue without interruption.

        In addition, Delta or Northwest may terminate its FASA due to our failure to satisfy the mainframe processing time, system availability or critical production data performance standards under that agreement. Furthermore, such a termination by Delta or Northwest of its FASA will constitute an event of default under our senior credit facility and may constitute a default under any other of our future senior credit facilities. If an event of default occurs, our lenders could elect to declare all amounts outstanding under our senior credit facility and any of our future credit facilities to be immediately due, and the lenders thereafter could foreclose upon the assets securing our senior credit facilities. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the new notes and the related guarantees. In the event that the event of default is waived by the applicable lenders under our senior credit facilities or our senior credit facilities are no longer outstanding, the remaining portion of the FASA credits deliverable by us to the terminating airline will not be provided according to the initial nine-year schedule and will instead be payable in cash to the terminating airline as and when, and only to the extent that, we are permitted to make such payments as "Restricted Payments" under the restricted payment covenant test contained in the indenture governing the notes. In such a circumstance, we will be required to make FASA credit payments to a terminating airline at a time when such airline is no longer paying FASA service fees to us. Although we have historically satisfied the relevant FASA performance standards under our predecessor services agreements with Delta and Northwest, we cannot assure you that we will continue to satisfy those standards and that the FASAs will not be terminated by Delta or Northwest. A termination of one or both of the FASAs under any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

Critical Systems—Our systems may suffer failures, capacity constraints and business interruptions, which could increase our operating costs, decrease our revenues and cause us to lose customers.

        The reliability of our GDS is critical to the success of our business. Much of our computer and communications hardware is located in a single data center located near Atlanta, Georgia. Our systems might be damaged or interrupted by fire, flood, power loss, telecommunications failure, break-ins, earthquakes, terrorist attacks, war or similar events. Computer malfunctions, computer viruses, physical or electronic break-ins and similar disruptions might cause system interruptions and delays and loss of critical data and could significantly diminish our reputation and brand name and prevent us from providing services. Although we believe we have taken adequate steps to address these risks, we could be harmed by outages in, or unreliability of, the data center or computer systems.

        In addition, we rely on several communications services companies in the United States and internationally to provide network connections between our data center and our travel agencies' access terminals and also our travel suppliers. In particular, we rely upon AT&T and SITA, which is owned by a consortium of airlines and other travel-related businesses, to maintain our data communications and to provide network services in the United States and for many countries served by us. We occasionally experience network interruptions and malfunctions that make our global distribution system or other data processing services unavailable or less usable. Any significant failure or inability of AT&T, SITA or other communications companies to provide and maintain network access could have a material adverse effect on our business, financial condition and results of operations.

Protection of Technology—We may not protect our technology effectively, which would allow competitors to duplicate our products and services. This could make it more difficult for us to compete with them.

        Our success and ability to compete depend, in part, upon our technology. Among our significant assets are our software and other proprietary information and intellectual property rights. We rely on a combination of copyright, trademark and patent laws, trade secrets, confidentiality procedures and contractual provisions to protect these assets. Our software and related documentation, however, are protected principally under trade secret and copyright laws, which afford only limited protection, and the laws of some foreign jurisdictions provide less protection for our proprietary rights than the laws of the United States. Unauthorized use and misuse of our intellectual property could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that our legal remedies would adequately compensate us for the damages caused by unauthorized use.

        In addition, licenses for a number of software products have been granted to us. Some of these licenses, individually and in the aggregate, are material to our business. Although we believe that the risk that we will lose any material license is remote, any loss could have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property—Our products and services may infringe on claims of intellectual property rights of third parties, which could adversely affect our business.

        We do not believe that any of our products, services or activities infringe upon the intellectual property rights of third parties in any material respect. There can be no assurance, however, that third parties will not claim infringement by us with respect to current or future products, services or activities. Any infringement claim, with or without merit, could result in substantial costs and diversion of management and financial resources, and a successful claim could effectively block our ability to use or license products and services in the United States or abroad or cost us money. Any infringement claim, therefore, could have a material adverse effect on our business, financial condition and results of operations.

Technological Change—Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products and services to customers.

        Our industry is subject to rapid technological change as travel suppliers, travel agencies and competitors create new and innovative products and services. Our ability to compete in our business and our future results will depend, in part, upon our ability to make timely, innovative and cost-effective enhancements and additions to our technology and to introduce new products and services that meet the demands of travel suppliers, travel agencies and other customers. The success of new products and services depends on several factors, including:

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  identifying the needs of travel suppliers, travel agencies and other customers;

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  developing and introducing effective new products and services in a timely and efficient manner;

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  managing the cost of new product development and operations;

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  differentiating new products and services from those of our competitors; and

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  achieving market acceptance of new products and services.

        In addition, maintaining the flexibility to respond to technological and market changes may require substantial expenditures and lead time. There can be no assurance that we will successfully identify and develop new products or services in a timely manner, that products, technologies or services developed by others will not render our offerings obsolete or noncompetitive or that the technologies in which we focus our research and development investments will achieve acceptance in the marketplace.

        We have made a significant investment in our technology infrastructure. This infrastructure results in an operating expense structure that is largely fixed. As a result, in the event of a significant reduction in booking volumes or revenues, technology costs would remain relatively constant. If a reduction continued for a prolonged period, our business, financial condition and results of operations could be materially adversely affected.

Regulatory Risks—Regulatory developments could limit our ability to compete by restricting our flexibility to respond to competitive conditions.

        The GDS industry is regulated by the U.S., the European Union ("E.U.") and other countries in which we operate. The U.S. Department of Transportation ("DOT") and the European Commission ("EC") are the relevant regulatory authorities in the U.S. and the E.U., respectively.

        These regulations in the U.S., E.U. and other countries generally address the relationships between GDSs, on one hand, and airlines and travel agencies meeting the requirements for a subscriber under the applicable regulations ("Covered Subscribers"), on the other. The regulations also address the participation of airline GDS owners in other GDSs. The DOT regulations do not address relationships with non-airline participants. In general, the GDS rules are directed at regulating competitive practices in the electronic travel distribution marketplace. Among the major principles generally addressed in the current regulations are:

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  Displays of airline information;

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  Treatment of airlines and airline information by GDSs;

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  Non-discrimination in fees charged to airlines for GDS products and services;

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  Participation by airline owners of a GDS in other GDSs;

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  Relationships with Covered Subscribers; and

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  Use of third-party hardware, software and databases.

        The DOT published a notice of proposed rule making ("NPRM") on November 15, 2002 as part of its comprehensive review of its rules governing computer reservation systems such as our GDS. The NPRM proposes certain changes to the DOT's rules. If some of the proposed changes were to become final, we could be adversely affected. For example, the proposed changes to the rules would limit our ability to enforce some provisions in the agreements we have with both airlines and Covered Subscribers, such as the provisions in our travel agency contracts relating to term, productivity pricing and liquidated damages. The proposed changes to the rules would also reduce the value of marketing information sold by us to the airlines. The proposed changes to the rules could facilitate efforts by the airlines, including the seller airlines, to divert travel bookings to distribution channels that they own and control and could also facilitate movement of travel agencies from one GDS to another. In addition, elimination of the rule prohibiting discrimination in airline fees could affect booking fee revenues. Furthermore, the proposed rules would apply to traditional GDSs but not to travel distribution websites, even if they had the same functionality as a traditional GDS and even if accessed by travel agencies. The NPRM is not the final rule. The DOT has given interested parties an opportunity to submit comments on and express their concerns about the rules and the proposed changes. The comments filed by interested parties represent substantially divergent views as to whether the DOT rules should be changed as the DOT has proposed. Accordingly, there may be few changes to the rules, major changes to the rules, or we may see GDSs become completely or partially de-regulated. The DOT has announced that it anticipates releasing its final ruling by December 31, 2003.

        The EC is also engaged in a comprehensive review of its rules governing GDSs. It is unclear at this time when the EC will complete its review and what changes, if any, will be made to the E.U. rules. We could be unfairly and adversely affected if the E.U. rules are retained as to traditional global distribution systems used by travel agencies but are not applied to travel distribution websites owned by more than one airline.

        We could be adversely affected if the U.S., E.U. or other countries' rules are applied to us but are not applied to our competitors or to businesses providing comparable services. In addition, we could be adversely affected if changes to the rules, changes in interpretations of the rules or new rules increase our cost of doing business, limit our ability to establish relationships with travel agencies, airlines or others, impair the enforceability of existing agreements with travel agencies and other users of our system, prohibit or limit us from offering services or products or limit our ability to establish or changes fees.

        Regulatory changes in the U.S., E.U. or other countries could have a material adverse effect on our business, financial condition and results of operations.

Key Employees—Our ability to attract, train and retain executives and other qualified employees is crucial to results of operations and future growth.

        We depend substantially on the continued services and performance of our key executives, senior management and skilled personnel, particularly our professionals with experience in our business and operations and the GDS industry. The specialized skills needed by our business are time-consuming and difficult to acquire and in short supply, and this shortage is likely to continue. A lengthy period of time is required to hire and train replacement personnel when skilled personnel depart the company. An inability to hire, train and retain a sufficient number of qualified employees could materially hinder our business by, for example, delaying our ability to bring new products and services to market or impairing the success of our operations. Even if we are able to maintain our employee base, the resources needed to attract and retain such employees may adversely affect our profits, growth and operating margins.

Business Combinations and Strategic Investments—We may not successfully make and integrate business combinations and strategic investments.

        We plan to continue to enter into business combinations, investments, joint ventures and other strategic alliances with other companies in order to maintain and grow revenue and market presence as well as to provide us with access to technology, products and services. Those transactions with other companies create risks such as difficulty in assimilating the technology, products and operations with our technology, products and operations; disruption of our ongoing business, including loss of management focus on existing businesses; impairment of relationships with existing executives, employees, customers and business partners; and losses that may arise from equity investments. In addition, we may not be able to identify suitable candidates for these transactions or obtain financing or otherwise make these transactions on acceptable terms.

Seasonality—Because our business is seasonal, our quarterly results will fluctuate.

        The travel industry is seasonal. For example, traditional leisure travel bookings are higher in the first two calendar quarters of the year in anticipation of spring and summer vacations and holiday periods. In the last two quarters of the calendar year, demand for travel products and services generally declines and the number of bookings decreases. These factors could cause our revenues to fluctuate significantly from quarter to quarter. Substantial fluctuations in our results of operations may adversely affect our ability to service our debt, satisfy the financial covenants contained in our senior credit facility and the indenture governing the notes or satisfy other liquidity needs in a particular period, which could have a material adverse effect on us.

Trade Barriers—We face trade barriers outside of the United States that limit our ability to compete.

        Trade barriers erected by non-U.S. travel suppliers, who are sometimes government-owned, have on occasion interfered with our ability to offer our products and services in their markets or have denied us content or features that they give to our competitors. Those trade barriers make our products and services less attractive to travel agencies in those countries than products and services offered by other GDSs that have these capabilities and have restricted our ability to gain market share outside of the U.S. Competition and trade barriers in those countries could require us to increase inducements, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions adverse to us.

International Operations—Our international operations are subject to other risks which may impede our ability to grow internationally.

        Approximately 14% of our revenues during the twelve months ended September 30, 2003 were generated by our foreign subsidiaries. We face risks inherent in international operations, such as risks of:

  •
  currency exchange rate fluctuations,

  •
  local economic and political conditions, including conditions resulting from the war in Iraq,

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  restrictive governmental actions (such as trade protection measures, privacy rules, consumer protection laws and restrictions on pricing or discounts),

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  changes in legal or regulatory requirements,

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  limitations on the repatriation of funds,

  •
  difficulty in obtaining distribution and support,

  •
  nationalization,

  •
  different accounting practices and potentially longer payment cycles,

  •
  seasonal reductions in business activity,

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  higher costs of doing business,

  •
  lack of, or the failure to implement, the appropriate infrastructure to support our technology,

  •
  lesser protection in some jurisdictions for our intellectual property,

  •
  disruptions of capital and trading markets,

  •
  laws and policies of the U.S. affecting trade, foreign investment and loans, and

  •
  foreign tax and other laws.

        These risks may adversely affect our ability to conduct and grow business internationally, which could cause us to increase expenditures and costs, decrease our revenue growth or both.

Exchange Rate Fluctuations—Fluctuations in the exchange rate of the U.S. dollar and other foreign currencies could have a material adverse effect on our financial performance and results of operations.

        While we and our subsidiaries transact business primarily in U.S. dollars and most of our revenues are denominated in U.S. dollars, a portion of our costs and revenues are denominated in other currencies, such as the Euro and the British pound sterling. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our operating expenses and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. In the past, we have incurred such losses, including a $1.0 million loss during 2001.

Environmental, Health and Safety Requirements—We could be adversely affected by environmental, health and safety requirements.

        We are subject to requirements of foreign, federal, state and local environmental and occupational health and safety laws and regulations. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we have been or will be at all times in complete compliance with all those requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

Additional Capital—We may need additional capital in the future and it may not be available on acceptable terms.

        We may require more capital in the future to:

  •
  fund our operations;

  •
  finance investments in equipment and infrastructure needed to maintain and expand our network;

  •
  fund the FASA credit payments;

  •
  enhance and expand the range of services we offer; and

  •
  respond to competitive pressures and potential strategic opportunities, such as investments, acquisitions and international expansion.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better maintained networks or offer an expanded range of services.

Principal Stockholders—Our principal stockholders could exercise their influence over us to your detriment.

        As a result of their stock ownership of TTPC, our ultimate parent, CVC, certain of its affiliates and OTPP together own beneficially about 93% of TTPC's outstanding capital stock. By virtue of their stock ownership, these entities have significant influence over our management and will be able to determine the outcome of all matters required to be submitted to the stockholders for approval, including the election of our directors and the approval of mergers, consolidations and the sale of all or substantially all of our assets. The interests of CVC and OTPP as equity owners of TTPC may differ from your interests, and, as such, they may take actions which may not be in your interest. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity owners might conflict with your interests as a noteholder. In addition, our equity owners may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the new notes.

THE TRANSACTIONS

Partnership Interest Purchase Agreement

        On June 30, 2003, TTPC, through its wholly-owned subsidiaries, acquired 100% of the outstanding partnership interests of Worldspan, L.P. from affiliates of American, Delta and Northwest. The aggregate consideration for the Acquisition was $901.5 million, consisting of:

  •
  $817.5 million in cash payable at closing; and

  •
  the issuance of $84.0 million of holding company subordinated seller notes payable by TTPC to American and Delta.

        Pursuant to the purchase agreement, the consideration for the Acquisition will be adjusted following the closing (i) up or down to reflect the amount by which our closing cash is above or below $30.0 million, (ii) up or down to reflect the amount by which our closing working capital (excluding cash, debt and the tax items specified in the purchase agreement) as defined in the purchase agreement is above or below negative $18.3 million, and (iii) down to reflect the amount of our closing debt, capital leases and a specified long-term software arrangement.

        We funded the cash portion of the Acquisition price and the related fees and expenses with the proceeds of the sale of the old notes, our senior credit facility and the equity investments in TTPC as follows:

  •
  the purchase by the equity investors of preferred stock and common stock of TTPC for approximately $350.0 million in cash;

  •
  the contribution by TTPC of cash in the amount of approximately $349.9 million to the capital of WS Merger LLC and approximately $0.1 million to the capital of WS Holdings LLC;

  •
  the borrowing by WS Merger LLC of $125.0 million under the term loan facility portion of a senior credit facility; and

  •
  the issuance by WS Merger LLC and WS Financing Corp. of the old notes resulting in gross proceeds to WS Merger LLC of $280.0 million.

Immediately following the closing of the Acquisition, Worldspan, L.P. and WS Financing Corp. were the borrowers and the obligors under the notes and Worldspan, L.P. was the borrower and obligor under the senior credit facility as a result of the merger of WS Merger LLC into Worldspan, L.P. with Worldspan, L.P. as the surviving entity. We refer to the Acquisition, the foregoing financing transactions and the merger of WS Merger LLC with and into Worldspan, L.P. collectively as the "Transactions."

Holding Company Subordinated Seller Notes

        As part of the Transactions, TTPC issued to American and Delta holding company subordinated seller notes in the original principal amounts of $39.0 million and $45.0 million, respectively. The holding company subordinated seller notes mature on July 31, 2012; provided that to the extent that any portion of the holding company subordinated seller notes are not prepaid by TTPC by June 30, 2011, a 5% premium will be payable by TTPC on the outstanding principal amount and accrued and unpaid interest thereon which is prepaid or repaid following June 30, 2011 at the time of such prepayment or repayment. The holding company subordinated seller notes are unsecured obligations of TTPC, are not our debt obligations and are contractually and structurally subordinated to the notes and our senior credit facility and structurally subordinated to all of our other debt. The American holding company subordinated seller note bears interest at an annual rate equal to 12.00% and the Delta holding company subordinated seller note bears interest at an annual rate equal 10.00%. So long as we are not in default under, and are in compliance with all financial covenants of, our senior credit facility, the indenture governing the notes and other permitted senior debt and continue to maintain a fixed charge coverage ratio (as defined in the indenture) of 2.25x or better, TTPC will pay interest equal to 5% of the then outstanding principal amount of the holding company subordinated seller notes in cash, with the remaining interest payable in cash or in kind at TTPC's option. During a default under our senior credit facility, the indenture governing the notes and/or other permitted senior debt, TTPC will be permitted to pay all interest on the holding company subordinated seller notes in kind. While the holding company subordinated seller notes are not our debt obligations, so long as we are not in default under, and are in compliance with all financial covenants of, our senior credit facility and the indenture governing the notes and continue to maintain a fixed charge coverage ratio (as defined in the indenture) of 2.25x or better, we will be permitted to distribute funds to TTPC sufficient to pay the 5% cash interest component of the holding company subordinated seller notes.

        Subject to the following sentence, TTPC may redeem the holding company subordinated seller notes at any time prior to June 30, 2011 in whole or in part at 100% of the principal amount plus accrued and unpaid interest and after June 30, 2011 at 105% of the principal amount plus accrued and unpaid interest. Upon a transfer of the American holding company subordinated seller note or the Delta holding company subordinated seller note, the transferred holding company subordinated seller note may only be redeemed by TTPC after the fourth anniversary of the Acquisition, at the redemption prices set forth in the holding company subordinated seller notes; provided that any redemption after June 30, 2011 will be at 105% at the principal amount plus accrued and unpaid interest. In addition, TTPC will be required to mandatorily redeem the holding company subordinated seller notes in the event of a change of control of TTPC or us, provided that we have first complied with our obligations under any of our debt instruments with respect to a change of control, including our obligations to offer to repurchase the notes under the indenture, and that (i) our senior credit facility, the notes and other permitted senior debt have ceased to be outstanding or have been acquired or defeased us or TTPC or (ii) the requisite holders of our senior credit facility, the notes and other permitted senior debt have consented to the redemption. If TTPC or we are a party to a transaction resulting in a change of control, TTPC shall be required to redeem the holding company subordinated seller notes at 100% of the principal amount plus accrued and unpaid interest upon the later of 60 days following the change of control and the expiration of any offer to repurchase the notes required under the indenture governing the notes, whether or not the conditions described in clauses (i) or (ii) of the preceding sentence have been satisfied. Neither our senior credit facility nor the indenture governing the notes will include any specific allowance for the distribution of funds from us to TTPC in order for TTPC to comply with these mandatory redemption obligations. In the event of an initial public offering of the equity of TTPC or us with proceeds to TTPC or us equal to or in excess of $200.0 million, TTPC will be obligated to use 50% of the net proceeds received by TTPC or us from this initial public offering to redeem the holding company subordinated seller notes.

        Each of American and Delta have registration rights with respect to the holding company subordinated seller notes. Pursuant to these registration rights, American and Delta can request on one occasion each that TTPC prepare and file a registration statement with the SEC with respect to the holding company subordinated seller notes and use its best efforts to cause the registration statement to become effective. The rights of American and Delta to request a registration as described above are subject to a minimum registration amount of $30.0 million. In addition, in the event that TTPC files a registration statement pursuant to the request of American or Delta, as applicable, or TTPC files a shelf registration statement that is not underwritten or done in connection with an underwritten offering such as the offering of the notes, TTPC will use its best efforts to allow American or Delta to have its holding company subordinated seller note included in the registration. TTPC will pay for customary registration expenses of American and Delta in connection with their exercise of these registration rights.

Founder Airline Services Agreements

        As part of the Acquisition, we entered into FASAs with each of Delta and Northwest. The FASAs replaced existing agreements between us and these two seller airlines concerning substantially the same services at substantially the same prices, except that the FASAs contain an obligation by us to provide FASA credits and make FASA credit payments to Delta and Northwest during the term and, in the circumstances described below, following the term of the FASAs. Under the FASAs, we will continue to provide internal reservation system services, development services and other airline support services to Delta and Northwest for a 15-year term in exchange for a monthly service fee based upon the amount of services provided. Although the FASAs provide that we are the exclusive provider of core internal reservation system services to Delta and Northwest and contain minimum requirements for software development services, the agreements do not otherwise contain any guaranteed minimum level of service amounts or minimum service fees payable from the airlines to us. Each of Delta and Northwest can withhold payment of a portion of the monthly service fees in the event that we do not satisfy the performance standards set forth in the agreements by retaining a specified percentage of the fee as liquidated damages (up to a maximum of $1.0 million per year per airline) and depositing a specified percentage of the fee into an escrow account pending cure of the applicable performance standard. As provided under the prior airline service agreements with Delta and Northwest, the fees we charge under the FASAs equal our cost of providing the services to the applicable airline (including an allocation of any costs for services shared with other service recipients), except for software development service fees, which equal our cost of providing the services to the applicable airline (including an allocation of any costs for services shared with other service recipients) plus 20%.

        Pursuant to the terms of the FASAs, we are obligated to provide FASA credits to Delta and Northwest to be applied against FASA service fee payments due from these airlines to us. The FASA credits are structured and will be applied over nine years in an amount up to an aggregate total of $125.0 million to each of Delta and Northwest, except as set forth below. The FASA credits will be provided to Delta and Northwest in monthly installments, with an annual amount of $16.7 million scheduled to be provided to each of these seller airlines during the first six years of the respective FASA term, an annual amount of $9.2 million scheduled to be provided to each of these seller airlines during the seventh and eighth years of the respective FASA term and an annual amount of $6.7 million scheduled to be provided to each of these seller airlines during the ninth year of the respective FASA term. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash.

        The FASAs can be terminated early by Delta and Northwest at any time "for cause" due to a failure by us to meet the performance standards set forth in the agreement. In addition, each of Delta and Northwest can terminate its FASA without cause, subject to the following minimum notice periods:

  •
  Delta can terminate its FASA without cause with a minimum of 12 months advance notice to us, but if the termination occurs following a transfer of the Delta holding company subordinated seller note which results in Delta no longer holding a portion of the holding company subordinated seller note representing at least $24.0 million in principal and accrued and unpaid interest, the termination cannot be effective until December 31, 2005 at the earliest.

  •
  Northwest can terminate its FASA without cause with a minimum of 12 months advance notice to us and in all events the termination cannot be effective until September 30, 2005 at the earliest.

        Delta or Northwest may terminate its FASA due to a failure by us to satisfy the mainframe processing time, system availability or critical production data performance standards under that agreement (which represent performance standards which we have historically met under our predecessor services agreements with Delta and Northwest). Furthermore, such a termination by Delta or Northwest of its FASA will constitute an event of default under our senior credit facility and may constitute a default under any other of our future senior credit facilities. In the event that the event of default is waived by the applicable lenders under our senior credit facilities (as defined in the subordination agreements executed by the seller airlines at the closing of the Acquisition) or our senior credit facilities are no longer outstanding, then any remaining FASA credits deliverable by us to the terminating airline will not be provided according to the initial nine-year schedule specified above and will instead be payable in cash to the terminating airline as and when, and only to the extent that, we are permitted to make such payments as "Restricted Payments" under the restricted payment covenant test contained in the indenture governing the notes. See "Description of the New Notes—Certain Covenants—Restricted Payments." If a FASA is otherwise terminated in accordance with its terms prior to the expiration of its term, such as a termination by either Delta or Northwest without cause, or is rejected by Delta or Northwest in bankruptcy, then the obligation to provide the remaining FASA credits or to make the remaining FASA credit payments then deliverable or payable to the airline under the applicable FASA will terminate. Our obligations to provide FASA credits or to make FASA credit payments will not terminate if either or both of Delta and Northwest reduce or cease operations in a way that reduces or eliminates the amount of airline services either seller airline obtains under the FASAs, although an airline's failure to comply with its software development minimum and exclusivity obligations would constitute a breach of its agreement. If we terminate a FASA other than as expressly permitted by the agreement, then we will be obligated to provide the scheduled FASA credits to the applicable airline by way of a monthly cash payment rather than applying the FASA credits against FASA service fee payments due from the airline. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash. In the event of our bankruptcy or insolvency, holders of our senior debt (as defined in the subordination agreements executed by the seller airlines at the closing of the Acquisition), including the new notes, will be entitled to receive payment in full in cash before we may make any FASA credit payments in cash. In that event, Delta and Northwest will, however, retain their rights to apply the scheduled FASA credits against their obligations to pay us fees for our services under the FASAs. In the event that we wrongfully terminate a FASA, we will remain obligated to deliver the FASA credits to the applicable airline by paying the credit amounts to the airline in cash on a monthly basis according to the nine-year schedule described above. However, if we reject a FASA in a bankruptcy of the company, our FASA credit payment obligations to the applicable airline will match the obligations described above in a termination of a FASA by such airline due to our failure to satisfy performance standards. Any FASA credit payment obligations by us to an airline in such a bankruptcy will be subordinated to our senior debt (as defined in the subordination agreements executed by the seller airlines at the closing of the Acquisition), including the new notes.

        If, during the term of the FASAs, we enter into an agreement with an airline to provide airline services on the same independent hardware and software complex as we use for Delta or Northwest and that agreement contains performance standards that are more favorable than the standards under Delta's or Northwest's FASA, then Delta or Northwest, as applicable, shall have the right to amend its FASA to incorporate the improved performance standards. The rights of Delta or Northwest, as applicable, to amend its FASA are subject to the airline agreeing to adjust the penalties and remedies available under its FASA to match the penalties and remedies agreed upon with the other airline with respect to the improved performance standards. If a FASA is terminated by the airline due to a failure by us to satisfy any of the improved performance standards, then the obligation to provide any FASA credits or to make any FASA credit payments will terminate upon the FASA termination. In addition, in the event that a FASA is amended to incorporate improved performance standards, we will continue to track our performance against the performance standards initially applicable to the amended FASA and Delta or Northwest, as applicable, will retain the right to terminate its FASA due to a failure of those initial performance standards and the exercise of this termination right will trigger a payment of the FASA credit amounts by us to the applicable airline under its FASA as summarized above.

American Optional FASA

        As part of the Acquisition, we granted to American an option to enter into an airline services agreement with us which is similar to the Delta and Northwest FASAs. American will be able to exercise this option for a period of three years following the Acquisition. In the event that American enters into such an agreement with us, that agreement will not contain the FASA credit provisions described above.

Noncompetition Agreements

        At the closing of the Acquisition, each of American, Delta and Northwest entered into noncompetition agreements with us, whereby each airline has agreed that it (subject to the exceptions contained in the agreements):

  •
  will not compete with us as a GDS for a period of three years;

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  will not engage in providing information technology outsourcing for airline reservations to unaffiliated parties for a period of three years (or, in the case of Northwest, for a period of five years); and

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  will not own 2% or more of any entity whose principal business at the time of the initial ownership is the ownership and operation of a GDS for a period of three years.

Marketing and Collateral Services Agreements

        At the closing, we entered into marketing agreements with Delta and Northwest and a collateral services agreement with American. The agreements provide, among other things, for the following:

  •
  Marketing Support. Each of Delta and Northwest has agreed to provide marketing support for our GDS with respect to travel agencies in North and South America (in the case of Delta) and the U.S. and Japan (in the case of Northwest). The marketing support from these airlines is similar to the arrangements historically in place with Delta and Northwest and is exclusive to us in these territories for a period of three years in the case of Delta and four years in the case of Northwest, with the exclusivity commitment from the airlines subject to us satisfying booking fee pricing requirements for our GDS services. With respect to Northwest support in Japan, Northwest will have the right to suspend its marketing obligations unless we revise our fee structure for bookings generated in Japan. In exchange for this marketing support, we will make inducement payments to each airline based upon contractual commitments by certain designated travel agencies, with a minimum potential inducement payment of $1.0 million per year. In addition, in the event that we agree to provide a more favorable inducement compensation structure to another airline in a territory with respect to which either Delta or Northwest provides marketing support to us during the applicable term, we will agree to offer the same structure to Delta or Northwest, as the case may be. The agreement with American will not provide for any marketing support of our business.

  •
  Airline Participation in the Worldspan System. The marketing agreements contain commitments from Delta (for a period of three years) and from Northwest (for a period of four years) to not terminate its participation in our GDS unless it first terminated its participation in the GDSs of Amadeus, Galileo and Sabre, subject to us satisfying certain GDS booking fee pricing and other requirements. The agreement with American provides that American (for a period of three years) will not terminate its participation in our GDS unless it has first terminated its participation in the GDSs of either of Galileo or Sabre, subject to us satisfying GDS booking fee pricing and other requirements.

  •
  Content and Fare Availability. Each of the seller airlines (for a period of three years in the case of American and Delta and for a period of four years in the case of Northwest) have agreed to provide to us no less functionality, inventory, inventory controls or information related thereto in any given country than such airline provides to any other current GDS in that country and to provide to us all fares that it makes available to any other current GDS for distribution to all of such other GDS's subscribers on the same terms and conditions as such airline makes available to such other GDS, in each case subject to us satisfying certain GDS booking fee pricing and functionality requirements.

  •
  Direct Connect. For a period of three years following the closing of the Acquisition, in the event that any of the seller airlines decides to use the services of a current GDS to provide direct access to that airline's fares, schedules and/or inventory to travel agencies and corporate customers, we will have the right to provide the "direct connect" services to that airline on equal or better terms.

  •
  Airline Travel. For a three-year period following the closing of the Acquisition, each seller airline will provide travel privileges, benefits and discounts to us and our employees, including: (i) in the case of Delta and Northwest, travel privileges to our employees for air travel and (ii) in the case of all three seller airlines, travel discounts to us for business air travel by our employees.

Escrow Agreements

        Pursuant to an escrow agreement between us and the seller airlines, a portion of the purchase price, in the amount of $10.0 million, was deposited by us at closing into an escrow account pending resolution of the purchase price adjustments under the purchase agreement. This amount was distributed to the seller airlines in October 2003 in connection with the resolution of a portion of the purchase price adjustments.

Corporate Structure

        The following chart illustrates our corporate structure, as adjusted to give effect to the Transactions.

(1)
Guarantors of the senior credit facility.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

        We used the gross proceeds from the sale of the old notes, the senior credit facility and the equity investments made in connection with the Transactions, together with cash on hand:

  •
  to pay the cash portion of the Acquisition consideration of approximately $702.8 million (which consists of the stated purchase price of $817.5 million, as adjusted: (i) up to reflect the amount by which estimated closing cash exceeded $30.0 million; (ii) up to reflect the amount by which our estimated closing working capital was above negative $18.3 million; and (iii) down to reflect the amount of our closing debt, capital leases and a specified long-term software arrangement); and

  •
  to pay fees and expenses associated with the Transactions of approximately $46.3 million.

CAPITALIZATION

        The following table sets forth our unaudited cash and cash equivalents and unaudited capitalization as of September 30, 2003. The table below should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

As of September 30, 2003
Actual
(dollars in thousands)
Cash and cash equivalents	$38,906

Senior credit facility:
Revolving credit facility(1)	—
Term loan facility	$125,000
Capital leases	76,361
Software arrangement(2)	13,350

Total senior secured debt	214,711
Notes offered hereby	280,000

Total debt	494,711
Partners' capital(3)	439,099

Total capitalization	$933,810

(1)
As of September 30, 2003, we had approximately $50.0 million of unused borrowing capacity under the syndicated revolving credit facility.

(2)
The software arrangement is a specified software arrangement which was assumed pursuant to the purchase agreement. As of September 30, 2003, the software arrangement consisted of $11.3 million reflected as a current liability and $2.0 million reflected as a long-term liability.

(3)
Partners' capital includes $320.0 million of cash contributed by the equity investors to TTPC in exchange for preferred stock, $30.0 million of cash contributed by the equity investors to TTPC in exchange for common stock and $84.0 million in holding company subordinated seller notes issued by TTPC to American and Delta and collectively contributed to us as partners' capital.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements are presented to illustrate the effects of the Transactions on our historical financial position and results of operations. Historical amounts for the year ended December 31, 2002 are derived from our audited 2002 consolidated financial statements. Historical amounts as of and for the nine months ended September 30, 2002 and for the six months ended June 30, 2003 are derived from our unaudited consolidated financial statements.

        The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. These adjustments are more fully described in the notes to the pro forma condensed consolidated financial statements below.

        The unaudited condensed consolidated balance sheet at September 30, 2003 and the unaudited condensed consolidated statement of operations for the three months ended September 30, 2003 are not presented, as the Transactions are already reflected in the historical accounts. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002, the nine months ended September 30, 2002, the six months ended June 30, 2003 and the twelve months ended September 30, 2003 assume that the Transactions described above took place on January 1, 2002, the beginning of our 2002 fiscal year. The unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 2003 contains pro forma adjustments for nine months only as the Transactions are already reflected in the historical accounts for the three months ended September 30, 2003. Such information is not necessarily indicative of our financial position or results of operations that would have occurred if the Transactions had been consummated as of the dates indicated, nor should it be construed as being a representation of our future financial position or results of operations.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the related notes and the other financial information included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Year Ended December 31, 2002

	Year Ended December 31, 2002
	Historical	Adjustments		Pro Forma
	(dollars in thousands)
Revenues:
Electronic travel distribution	$807,095	$ —		$807,095
Information technology services	107,774	(33,333	)(a)	74,441

Total revenues	914,869	(33,333)		881,536
Operating expenses:
Cost of revenues	621,089	7,276	(b)(c)	628,365
Selling, general and administrative expenses	181,813	1,500	(d)	183,313
Amortization of intangible assets	—	36,034	(c)	36,034

Total operating expenses	802,902	44,810		847,712
Operating income	111,967	(78,143)		33,824
Other income (expense):
Interest income	2,085	—		2,085
Interest expense	(5,481)	(35,817	)(e)	(41,298)
Equity in gain of investee, net	68	—		68
Write-down of impaired investments	(10,330)	—		(10,330)
Other, net	7,768	—		7,768

Total other expense, net	(5,890)	(35,817)		(41,707)
Income before provision for income taxes	106,077	(113,960)		(7,883)
Income tax expense	1,258	—		1,258

Net income (loss)	$104,819	$(113,960)		$(9,141)

Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Nine Months Ended September 30, 2002

	Nine Months Ended September 30, 2002
	Historical	Adjustments		Pro forma
	(dollars in thousands)
Revenues:
Electronic travel distribution	$628,884	$—		$628,884
Information technology services	81,749	(25,000	)(a)	56,749

Total revenues	710,633	(25,000)		685,633
Operating expenses:
Cost of revenues	474,771	5,791	(b)(c)	480,562
Selling, general and administrative expenses	126,245	1,125	(d)	127,370
Amortization of intangible assets	—	27,026	(c)	27,026

Total operating expenses	601,016	33,942		634,958
Operating income	109,617	(58,942)		50,675
Other Income (expense):
Interest income	1,572	—		1,572
Interest expense	(4,958)	(26,893)	(e)	(31,851)
Equity in loss of investee, net	(5)	—		(5)
Write-down of impaired investments	(3,250)	—		(3,250)
Other, net	8,398	—		8,398

Total other income (expense)	1,757	(26,893)		(25,136)

Income before taxes	111,374	(85,835)		25,539
Income tax expense	391	—		391

Net income	$110,983	$(85,835)		$25,148

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Six Months Ended June 30, 2003

	Six Months Ended June 30, 2003
	Historical	Adjustments		Pro Forma
	(dollars in thousands)
Revenues:
Electronic travel distribution	$414,933	$ —		$414,933
Information technology services	52,539	(16,667	)(a)	35,872

Total revenues	467,472	(16,667)		450,805
Operating expenses:
Cost of revenues	338,875	3,902	(b)(c)	342,777
Selling, general and administrative expenses	77,237	750	(d)	77,987
Amortization of intangible assets	—	18,017	(c)	18,017

Total operating expenses	416,112	22,669		438,781
Operating income	51,360	(39,336)		12,024
Other income (expense):
Interest income	401	—		401
Interest expense	(2,756)	(17,775	)(e)	(20,531)
Equity in gain of investee, net	130	—		130
Change-in-control expense	(17,259)	—		(17,259)
Other, net	(1,461)	—		(1,461)

Total other expense, net	(20,945)	(17,775)		(38,720)
Income before provision for income taxes	30,415	(57,111)		(26,696)
Income tax expense	144	—		144

Net income (loss)	$30,271	$(57,111)		$(26,840)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

 Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Twelve Months Ended September 30, 2003

	Twelve Months Ended September 30, 2003
	Historical	Adjustments		Pro Forma
	(dollars in thousands)
Revenues:
Electronic travel distribution	$806,060	$—		$806,060
Information technology services	95,162	(25,000	)(a)	70,162

Total revenues	901,222	(25,000)		876,222
Operating expenses:
Cost of revenues	654,160	5,721	(b)(c)	659,881
Selling, general and administrative expenses	167,854	1,125	(d)	168,979
Amortization of intangible assets	9,009	27,026	(c)	36,035

Total operating expenses	831,023	33,872		864,895
Operating income	70,199	(58,872)		11,327
Other income (expense):
Interest income	1,080	—		1,080
Interest expense	(13,764)	(26,699	)(e)	(40,463)
Equity in gain of investee, net	364	—		364
Write-down of impaired investments	(7,080)	—		(7,080)
Change-in-control expense	(17,259)	—		(17,259)
Other, net	(2,012)	—		(2,012)

Total other expense, net	(38,671)	(26,699)		(65,370)
Income before provision for income taxes	31,528	(85,571)		(54,043)
Income tax expense	1,098	—		1,098

Net income (loss)	$30,430	$(85,571)		$(55,141)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

        The unaudited pro forma condensed consolidated financial statements give effect the following adjustments:

(a)
To reflect the reduction of information technology services revenues due to FASA credits under the FASAs of $2.8 million per month or $33.3 million per year in accordance with EITF No. 01-9.

(b)
To reflect the additional annual depreciation expense included in cost of revenues resulting from the $18.8 million increase in the basis of property and equipment acquired based on estimated useful lives of three to nineteen years.

	Year Ended	Nine Months Ended	Six Months Ended	Twelve Months Ended
	December 31, 2002	September 30, 2002	June 30, 2003	September 30, 2003
	(dollars in thousands)
Depreciation, historical	$60,997	$49,950	$26,526	$48,021
Depreciation, after adjustments	61,986	50,692	27,021	48,763
Additional expense	989	742	495	742
(c)
To reflect the amortization of intangible assets on a straight line basis over periods ranging from five to eleven years. Amortization related to equipment and software is included in cost of revenues, and amortization related to customer relationships is included in amortization of intangible assets. In accordance with SFAS 142, Goodwill and Other Intangible Assets, values related to trade names and to goodwill resulting from the Acquisition are not amortized.

	Year Ended	Nine Months Ended	Six Months Ended	Twelve Months Ended
	December 31, 2002	September 30, 2002	June 30, 2003	September 30, 2003
	(dollars in thousands)
Amortization, historical	$18,218	$11,190	$5,782	$28,906
Amortization, after adjustments	60,539	43,265	27,206	60,911
Additional cost of revenues	6,287	5,049	3,407	4,979
Additional amortization of intangible assets	36,034	27,026	18,017	27,026
(d)
To reflect the additional selling, general and administrative expenses relating to the advisory fees of $1.5 million annually to be paid to TTPC under its advisory agreement with us. See "Certain Relationships and Related Transactions—Advisory Agreements."

	Year Ended	Nine Months Ended	Six Months Ended	Twelve Months Ended
	December 31, 2002	September 30, 2002	June 30, 2003	September 30, 2003
	(dollars in thousands)
Advisory fees, historical	$0	$0	$0	$0
Advisory fees, after adjustments	1,500	1,125	750	1,125
Additional expense	1,500	1,125	750	1,125
(e)
To reflect the adjustments to interest expense as a result of (i) the annual interest expense associated with $125.0 million of variable rate (4.9% at assumed Acquisition date) debt under the term loan facility portion of our senior credit facility payable in quarterly installments over a 48 period of four years and (ii) the annual interest expense associated with the $280.0 million of notes.

	Year Ended	Nine Months Ended	Six Months Ended	Twelve Months Ended
	December 31, 2002	September 30, 2002	June 30, 2003	September 30, 2003
	(dollars in thousands)
Additional interest on term loan and the notes	$33,195	$24,926	$16,464	$24,732
Additional debt issuance cost	2,622	1,967	1,311	1,967
Interest expense adjustments	35,817	26,893	17,775	26,699

  The actual interest rate on the variable rate indebtedness incurred to consummate the Transactions could vary from those used to compute the above adjustment of interest expense. A one-eighth percent increase in these rates would increase interest expense for the year ended December 31, 2002, the nine months ended September 30, 2002, the six months ended June 30, 2003 and the twelve months ended September 30, 2003 by approximately $0.17 million, $0.13 million, $0.08 million and $0.16 million, respectively.

(f)
The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The adjustments reflect the Acquisition financing and purchase accounting adjustments as follows (dollars in thousands):

Funds used for the Acquisition:
Equity contributions from TTPC	$432,618
Proceeds from our senior credit facility	125,000
Proceeds from the notes	280,000
Excess cash	(6,185)

Total funds used for the Acquisition	$831,433

Book value of net assets acquired(1)	$39,920
Additional fair value of tangible assets acquired	18,256
Additional fair value of liabilities assumed	(5,621)
Deferred financing costs related to new debt	14,937
Additional fair value of identifiable intangible assets acquired	763,941

Total net assets acquired, at fair value	$831,433

  The assets and liabilities deemed to be acquired pursuant to the purchase agreement are recorded at fair value. The allocation of purchase price to tangible and intangible assets, including goodwill, is preliminary. The intangible assets acquired and their respective estimated values are as follows (dollars in thousands):

Customer contracts	$350,154
Developed technology	236,837
Trade names	74,142
Goodwill	118,340

  Customer contracts consist of agency relationships with useful lives of 11 years, e-commerce contracts with useful lives of 8 years, FASA contracts with useful lives of 15 years and IT services contracts with useful lives of 5 years. Developed technology has a useful life of 11 years, and trade names have indefinite useful lives.

  (1)
  The purchase agreement provides that we will have $30.0 million cash at the closing of the Acquisition. The book value of net assets acquired includes an adjustment of $13.9 million to reflect the distribution of cash in excess of $30.0 million at June 30, 2003 to the seller airlines.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth certain of our historical financial data. We have derived the selected historical consolidated financial data as of December 31, 2001 and 2002 and for the fiscal years ended December 31, 2000, 2001 and 2002 from our audited financial statements and related notes included elsewhere in this prospectus. We have derived the selected historical consolidated financial data as of December 31, 1998, 1999 and 2000 and for the fiscal years ended December 31, 1998 and 1999 from our audited financial statements and related notes, which are not included in this prospectus. We have derived the selected historical consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2002, the six months ended June 30, 2003 and the three months ended September 30, 2003 from our unaudited financial statements and related notes included elsewhere in this prospectus. We have derived the selected historical data as of September 30, 2002 and June 30, 2003 from our unaudited financial statements and related notes, which are not included in this prospectus. The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Predecessor Basis							Successor Basis
	Year Ended December 31,					Nine Months Ended September 30,	Six Months Ended June 30,	Three Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003	2003
	(dollars in thousands)
Statement of Income Data:
Revenues:
Electronic travel distribution	$503,427	$581,768	$665,176	$762,304	$807,095	$628,884	$414,933	$212,916
Information technology services	115,404	120,336	122,345	126,049	107,774	81,749	52,539	16,598

Total revenues	618,831	702,104	787,521	888,353	914,869	710,633	467,472	229,514
Operating expenses:
Cost of revenues	341,021	431,109	516,610	601,460	621,089	474,771	338,875	168,967
Selling, general and administrative expenses	239,119	197,233	187,736	206,315	181,813	126,245	77,237	35,049
Amortization of intangible assets	—	—	—	—	—	—	—	9,009

Total operating expenses	580,140	628,342	704,346	807,775	802,902	601,016	416,112	213,025
Operating income	38,691	73,762	83,175	80,578	111,967	109,617	51,360	16,489
Other income (expense):
Interest income	11,860	13,238	8,583	5,812	2,085	1,572	401	166
Interest expense	(6,492)	(5,377)	(4,424)	(6,515)	(5,481)	(4,958)	(2,756)	(10,485)
Gain on sale of marketable securities	—	30,256	—	9,148	—	—	—	—
Equity in (loss) gain of investees, net	—	—	(3,487)	(2,141)	68	(5)	130	161
Write-down of impaired investments	—	—	(16,627)	(19,784)	(10,330)	(3,250)	—	—
Change-in-control expense	—	—	—	—	—	—	(17,259)	—
Other, net	(5,268)	(5,423)	38,152	(4,819)	7,768	8,398	(1,461)	79

Total other income (expense), net	100	32,694	22,197	(18,299)	(5,890)	1,757	(20,945)	(10,079)
Income before provision for income taxes	38,791	106,456	105,372	62,279	106,077	111,374	30,415	6,410
Income tax expense (benefit)	2,292	5,859	1,129	(890)	1,258	391	144	87

Net income	$36,499	$100,597	$104,243	$63,169	$104,819	$110,983	$30,271	$6,323

Balance Sheet Data (at end of period):
Cash and cash equivalents	$201,112		$140,417		$141,175		$85,941		$132,101		$116,926		$43,931		$38,906
Working capital (deficit)(1)	196,231		68,378		86,236		22,687		63,800		67,627		(18,018)		(16,873)
Property and equipment	170,888		159,880		148,483		127,538		115,610		102,671		110,711		121,493
Total assets	625,356		481,096		509,543		427,894		454,866		445,191		386,101		1,163,127
Total debt(2)	62,036		48,969		63,162		77,818		93,556		75,145		96,807		494,710
Partners' capital	384,092		224,809		246,547		137,356		135,602		147,688		56,083		439,099
Other Data:
Total bookings using the Worldspan system:(3)
Online (in thousands)	3,167		14,608		33,283		54,790		75,896		57,643		45,058		24,297
Traditional (in thousands)	133,220		139,622		139,353		140,774		116,279		92,148		54,063		26,081

Total bookings	136,387		154,230		172,636		195,564		192,175		149,791		99,121		50,378
Depreciation and amortization	$100,530		$98,453		$82,153		$83,425		$79,215		$61,140		$32,322		$26,529
Capital expenditures(4)	69,731		67,120		67,226		56,653		56,484		27,008		27,906		6,459
Distributions	—		250,000		80,000		175,000		100,000		100,000		110,000		—
Ratio of earnings to fixed charges(5)	4.4	x	10.7	x	11.8	x	6.6	x	12.6	x	14.8	x	7.8	x	1.5	x

(1)
Working capital is calculated as current assets (including cash and cash equivalents) minus current liabilities.

(2)
Includes assets acquired under capital leases and obligations under long-term software arrangements.

(3)
We designate each travel agency for which we process bookings as traditional or online based on management's belief as to whether a travel agency is traditional or online. The historical bookings data set forth above reflects the designations which were in effect for each period presented. We evaluate the classification of our travel agencies on a monthly basis and reclassify them as appropriate. Upon a reclassification of a travel agency, all bookings for such travel agency are correspondingly reclassified for all historical and subsequent periods. Accordingly, to the extent we change a designation for a travel agency, the bookings for such travel agency may be reflected in different categories at different times. Based on a recent evaluation of the classifications, we generated total online bookings of 55,753 and 77,021 for the years ended December 31, 2001 and 2002, 58,648 for the nine months ended September 30, 2002, 45,432 for the six months ended June 30, 2003, 24,642 for the three months ended September 30, 2003 and 88,447 for the twelve months ended September 30, 2003.

(4)
The following table summarizes capital expenditures for the periods indicated:

	Predecessor Basis							Successor Basis
	Year Ended December 31,					Nine Months Ended September 30,	Six Months Ended June 30,	Three Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003	2003
	(dollars in thousands)
Purchase of property and equipment	$53,332	$52,284	$34,656	$22,337	$12,375	$9,331	$9,302	$5,064
Assets acquired under capital leases	13,489	13,695	10,217	30,703	31,200	16,237	17,237	—
Capitalized software development costs	2,910	1,141	5,693	3,613	3,056	1,440	1,367	1,395
Acquired software	—	—	16,660	—	9,853	—	—	—

Total capital expenditures	$69,731	$67,120	$67,226	$56,653	$56,484	$27,008	$27,906	$6,459

(5)
The ratio of earnings to fixed charges is computed by dividing earnings to fixed charges. For this purpose, "earnings" include income before taxes and income or loss from equity investees. "Fixed charges" include interest costs and such portion of rental expense as can be demonstrated to be representative of the interest factor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements and related notes included elsewhere in this prospectus. The discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See "Risk Factors" for a discussion of some of the risks that could affect us in the future.

Overview

        Our business is highly dependent upon the air travel industry. Several recent events, including the events of September 11, 2001 and the ensuing decrease in airline capacity, the outbreak of severe acute respiratory syndrome, or SARS, a global economic recession and the war in Iraq, have primarily resulted in a 13.6% reduction in the total number of airline boardings in the twelve month period ended September 30, 2003 compared to the twelve month period ended December 31, 2000. In addition, our airline customers are negatively impacted by the continuing lower levels of travel activity. Several major carriers are experiencing liquidity problems. Some airlines have sought bankruptcy protection and others may also consider bankruptcy relief. Several airlines have reduced the size of their fleets and the number of flights available or are implementing other cost saving measures. These conditions may result in the airlines buying less of our products or services or seeking to reduce costs through price negotiation or other means.

        Despite these challenging operating conditions, our bookings volumes and our revenues have continued to remain strong since 2000, driven largely by the continuing shift to bookings through online travel agencies, where we have a higher market share. Our relationships with four of the six largest online travel agencies in the world have positioned us well to take advantage of this shift. In addition, airlines have responded to the difficult operating conditions by offering lower prices on tickets distributed through direct and online channels, resulting in an increase in air travel bookings generated through online travel agencies relative to traditional travel agencies. We believe our strong position in the online travel agency market has allowed us to increase our air travel booking market share, despite the decrease in the number of total bookings since the beginning of 2001.

        The company was initially founded by Delta, Northwest and TWA. Although the company was owned by Delta, Northwest and American (as successor of TWA) since its inception until the Acquisition, we operated as an autonomous entity during that time. The expenses reflected in our historical financial statements do not reflect any allocation of overhead costs incurred by the seller airlines. For the periods following the Acquisition, our expenses will change as a result of the purchase accounting treatment of the Acquisition. Under the rules of purchase accounting, we adjusted the value of our assets and liabilities to their respective estimated fair values and any excess of the purchase price over the fair market value of the net assets acquired was allocated to goodwill. As a result of these adjustments to our asset basis, our depreciation and amortization expenses increased. In addition, for the periods following the Acquisition, our revenues have been affected by the accounting treatment of our obligation to provide FASA credits and make FASA credit payments under FASAs. These payments will be accounted for as a reduction to our gross information technology services revenues in the future.

Introduction

        Our revenues are primarily derived from booking fees paid by our travel suppliers for electronic travel distribution services, and to a lesser extent, transaction and subscription fees from our information technology services operations:

  •
  Electronic travel distribution revenues are generated by charging a fee per booking, which is generally paid by the travel supplier, based upon the number of segments involved in the transaction. We record and charge one segment for each leg of an air travel itinerary (e.g., four segments for a round-trip airline ticket with one connection each way). We record and charge one segment for each car rental, hotel, cruise or tour company booking, regardless of the length of time associated with the booking. Fees paid by travel suppliers vary according to the levels of functionality at which they can participate in our GDS. These levels of functionality generally depend upon the type of communications and real-time access allowed with respect to the particular travel supplier's internal systems. Revenues are based on the volume of bookings and are not dependent on the dollar value of the booking. We recognize revenue for air travel bookings in the month the bookings are made, net of cancellations processed in that month. Revenues for other types of travel bookings are recognized at the time the booking is used by the traveler.

  •
  Information technology services revenues are generated by charging a fee for hosting travel supplier inventory, reservations, flight operations and other computer applications within our data center and by providing software development and maintenance services on those applications. Fees paid by travel suppliers are generally based upon the volume of messages processed on behalf of the travel supplier or software development hours performed on the travel supplier's applications. In some cases, we charge fees for access to and usage of certain of our proprietary applications on a per transaction basis. Revenues for information technology services are recognized in the month that the services are provided.

        Our costs and expenses consist of the cost of electronic travel distribution and information technology services revenues, selling, general and administrative expenses and depreciation and amortization:

  •
  Cost of electronic travel distribution revenues consist primarily of inducements paid to travel agencies, technology development and operations personnel, software costs, network costs, hardware leases, maintenance of computer and network hardware and help desk and other travel agency support headcount. As our bookings from online travel agencies increase as a percent of our total bookings, we incur additional inducement and software costs to support the continued growth of the online channel. Cost of information technology services revenues consist primarily of technology development and operations personnel, software costs, network costs, hardware leases, depreciation of computer hardware and the data center building, amortization of capitalized software and maintenance of computer and network hardware.

  •
  Selling, general and administrative expenses consist primarily of sales and marketing, labor and associated costs, advertising services, professional fees, a portion of the expenses associated with our facilities, depreciation of computer equipment, furniture and fixtures and leasehold improvements, internal management costs and expenses for finance, legal, human resources and other administrative functions.

Critical Accounting Policies

Accounts Receivable

        We generate a significant portion of our revenues and corresponding accounts receivable from the travel industry and, in particular, the commercial airline industry. As of September 30, 2003,

approximately 75.7% of our accounts receivable were attributed to commercial airlines. Our other accounts receivable are generally attributable to other travel suppliers or travel agencies. We evaluate the collectibility of our accounts receivable considering a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off experience and the length of time the receivables are past due. Our collection risk with respect to our air travel suppliers may be mitigated by our participation in industry clearinghouses, which allow for centralized payment of service providers.

        Since 2001, the travel industry has been adversely impacted by a decline in travel. Our customers have been negatively affected by the continuing lower levels of travel activity. Several major airlines are currently experiencing liquidity problems, leading some airlines to seek bankruptcy protection. Other airlines may seek relief through bankruptcy in the future. We believe that we have appropriately considered these and other factors impacting the ability of our travel suppliers and travel agencies to pay amounts owed to us. However, if demand for commercial air travel further softens due to prevailing economic conditions, terrorist acts, war, other incidents involving commercial air transport or other factors, the financial condition of our customers may be adversely impacted. If we begin, or estimate that we will begin, to experience higher than currently expected defaults on amounts due us, our estimates of the amounts which we will ultimately collect could be reduced by a material amount. In that event, we would need to increase our reserves for bad debts, which would result in a charge to our earnings.

Booking Fee Cancellation Reserve

        We record revenues for airline travel bookings made through our GDS in the month the booking is made. However, if the booking is subsequently canceled, the booking fee must be credited or refunded to the airline. Therefore, we record revenues net of an estimated amount reserved to account for cancellations which may occur in a future month. This reserve is calculated based on historical cancellation rates. In estimating the amount of future cancellations that will require us to refund a booking fee, we assume that a significant percentage of cancellations are followed by an immediate re-booking, without a net loss of revenues. This assumption is based on historical rates of cancellations and re-bookings and has a significant impact on the amount reserved. If circumstances change, such as higher than expected cancellation rates or changes in booking behavior, our estimates of future cancellations could be increased by a material amount, and our revenues could be decreased by a corresponding amount. At December 31, 2002 and 2001, our booking fee cancellation reserve was $13.9 million and $14.4 million, respectively, and at September 30, 2003 and 2002, our booking fee cancellation reserve was $11.7 million and $14.8 million, respectively. The cancellation reserve decreased by $0.5 million in 2002 and by $3.1 million in the twelve months ended September 30, 2003 due to declining booking levels and a reduced rate of anticipated cancellation activity. This reserve is sensitive to the number of bookings remaining for future travel periods as of each balance sheet date. For example, if bookings for future travel as of September 30, 2003 had been 10% higher, the reserve balance would have been increased by approximately $1.2 million.

Inducements

        We pay inducements to traditional and online travel agencies for their usage of our GDS. These inducements may be paid at the time of signing a long-term agreement, at specified intervals of time, upon reaching specified bookings thresholds or for each booking made utilizing our GDS. Inducements that are payable on a per booking basis are expensed in the month the bookings are generated. Inducements paid at contract signing or payable at specified dates or upon the achievement of specified objectives are capitalized and amortized over the expected life of the travel agency contract.

Inducements payable upon the achievement of specified objectives are assessed as to the likelihood and amount of ultimate payment and expensed over the term of the contract. If we change our estimate of the inducements to be paid to travel agencies in future periods, based upon developments in the travel industry or upon the facts and circumstances of a specific travel agency, cost of sales will increase or decrease accordingly. In addition, we estimate the recoverability of capitalized inducements based upon the expected future cash flows from bookings generated by the related travel agencies. If we change our estimates for future recoverability of amounts capitalized, cost of sales will increase as the amounts are written-off.

Lease Classification

        We lease our data center facility and a significant portion of our data center equipment. At the inception of each lease agreement, we assess the lease for capitalization based upon the criteria specified in Statement of Financial Accounting Standards ("SFAS") No. 13, Accounting for Leases. As of September 30, 2003, our liabilities included $76.4 million in outstanding capital lease obligations. If these leases were treated as operating leases, the costs incurred under these agreements would be recognized as rent expense rather than as depreciation and interest.

        During 2002, we entered into a five-year agreement with IBM for hardware, maintenance, software and other services. The minimum payments due under the agreement are approximately $323.3 million. The agreement has been accounted for as a multiple-element software arrangement in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The total cost of the agreement is allocated to the various products and services obtained based upon their relative fair values at initiation of the arrangement and each element of the arrangement is accounted for separately as either a capital or period cost, depending on its characteristics. The hardware acquired under this agreement is accounted for in accordance with SFAS 13. At September 30, 2003, we had capital lease balances of $18.3 million associated with this agreement.

        In addition, SOP 98-1 requires software licensed for internal use to be evaluated in a manner analogous to SFAS 13 for purposes of determining accounting treatment. Software products with an aggregate value of approximately $9.9 million acquired under the IBM agreement were capitalized in 2002. All other costs associated with software licenses acquired under the agreement are treated as operating leases and are expensed based upon utilization throughout the term of the agreement. If we had capitalized the remaining software elements, additional assets and liabilities of approximately $215 million would have been recorded at the inception of the IBM agreement and the cost would be recognized as depreciation and interest expenses rather than as a period charge for software license fees.

Long-Lived Assets

        We review all of our long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If we determine that such indicators are present, we prepare an undiscounted future net cash flow projection for the asset. In preparing this projection, we make a number of assumptions, which include, without limitation, future booking volume levels, price levels and rates of increase in operating expenses. If our projection of undiscounted future cash flows is in excess of the carrying value of the recorded asset, no impairment is reported. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

Goodwill and Other Intangible Assets

        We account for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires goodwill and some intangible assets to no longer be amortized. In addition, goodwill is tested for impairment at the reporting unit level and intangible assets deemed to have an indefinite life and other intangibles are tested for impairment at least annually, or more frequently if impairment indicators arise. We test for impairment of goodwill and other intangible assets by preparing an undiscounted future net cash flow analysis. In preparing this projection, we make a number of assumptions, which include, without limitation, future booking volume levels, price levels and rates of increase in operating expenses. If our projection of undiscounted future cash flows is in excess of the carrying value of the recorded asset, no impairment is reported. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

Results of Operations

        The following table shows the results of operations derived from our consolidated statements of income. As discussed above, the results for the nine months ended September 30, 2003 are based on the mathematical addition of the Successor basis three months ended September 30, 2003 and the Predecessor basis six months ended June 30, 2003, as set out in the following table, and are not indicative of what the results for the periods would have been had the Acquisition not occurred.

	Successor Basis	Predecessor Basis
			Total Nine months ended September 30, 2003
	Three months ended September 30, 2003	Six months ended June 30, 2003
	(dollars in thousands)
Revenues
Third party	$229,514	$279,540	$509,054
Related party	—	187,932	187,932
Total revenues	229,514	467,472	696,986
Operating Expenses
Cost of revenues excluding developed technology amortization	163,459	331,516	494,975
Developed technology amortization	5,508	7,359	12,867

Total cost of revenues	168,967	338,875	507,842
Selling, general and administrative	35,049	77,237	112,286
Amortization of intangible assets	9,009	—	9,009

Total operating expenses	213,025	416,112	629,137
Operating income	16,489	51,360	67,849
Other Income (Expense)
Interest income	166	401	567
Interest expense	(10,485)	(2,756)	(13,241)
Equity in gain (loss) of investee, net	161	130	291
Change-in-control expense	—	(17,259)	(17,259)
Other, net	79	(1,461)	(1,382)

Total other expense, net	(10,079)	(20,945)	(31,024)

Income before provision for income taxes	6,410	30,415	36,825
Income tax expense	87	144	231

Net income	$6,323	$30,271	$36,594

        The following table shows information derived from our consolidated statements of income expressed as a percentage of revenues for the periods presented.

	Predecessor Basis
	Year Ended December 31,
					Total Nine months ended September 30, 2003
				Nine months ended September 30, 2002
	2000	2001	2002
Revenues:
Third party	59.2%	55.8%	57.4%	57.0%	73.0%
Related party	40.8	44.2	42.6	43.0	27.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Cost of revenues excluding developed technology amortization	64.3	66.3	66.2	65.2	71.0
Developed technology amortization	1.3	1.4	1.7	1.6	1.9

Total cost of revenues	65.6	67.7	67.9	66.8	72.9
Selling, general and administrative expenses	23.8	23.2	19.9	17.8	16.1
Amortization of intangible assets	—	—	—	—	1.3

Total operating expenses	89.4	90.9	87.8	84.6	90.3
Operating income	10.6	9.1	12.2	15.4	9.7
Total other income (expense)	2.8	(2.1)	(0.6)	0.3	(4.5)

Income before provisions for income taxes	13.4	7.0	11.6	15.7	5.2
Income tax expense	0.1	(0.1)	0.1	0.1	0.0

Net income	13.3%	7.1%	11.5%	15.6%	5.2%

Comparison of Nine Months Ended September 30, 2003 and Nine Months ended September 30, 2002

  Revenues

        Total revenues were $697.0 million for the first nine months of 2003, a $13.6 million or 1.9% decrease from the first nine months of 2002 revenues of $710.6 million. This decrease was primarily attributable to a decline in information technology services revenues.

        Electronic travel distribution revenues were $627.9 million for the first nine months of 2003, a $1.0 million or 0.2% decrease from the first nine months of 2002 revenues of $628.9 million. The decrease was largely attributable to the continuing shift toward online travel agency bookings, which tend to have a lower fee per booking than traditional agency bookings. This shift was partially offset by an 11.8% increase in the volume of car and hotel bookings processed.

        Information technology services revenues were $69.1 million for the first nine months of 2003, a $12.6 million or 15.4% decrease from the first nine months of 2002 revenues of $81.7 million. The decrease was primarily driven by $8.3 million of FASA credits, a decrease in software development activities for Delta and a decline in third-party web site hosting revenue.

  Cost of Revenues Excluding Developed Technology Amortization

        Cost of revenues excluding developed technology amortization was $495.0 million for the nine months ended September 30, 2003, a $31.4 million or 6.8% increase from the nine months ended September 30, 2002 cost of revenues of $463.6 million. Cost of revenues, excluding developed technology amortization, as a percentage of total revenues increased to 71.0% in the nine months ended September 30, 2003 compared to 65.2% in the nine months ended September 30, 2002. This increase was primarily driven by higher software license fees and inducements paid to travel agencies, partially offset by lower network costs and depreciation on hardware provided to traditional travel agencies.

        Cost of electronic travel distribution revenues excluding developed technology amortization was $426.4 million for the nine months ended September 30, 2003, a $36.6 million or 9.4% increase from the first nine months of 2002 cost of electronic travel distribution revenues of $389.8 million. Cost of electronic travel distribution revenues excluding developed technology amortization as a percentage of total revenues increased to 61.2% in the first nine months of 2003 compared to 54.9% in the first nine months of 2002. This increase was primarily driven by a 17.5% increase in inducements paid to travel agencies and a 18.8% increase in our license fees for software, partially offset by a 15.1% reduction in network charges and a 26.0% reduction in depreciation, principally on hardware provided to traditional travel agencies. Inducements grew due to the continuing shift toward online travel agency bookings, which tend to have a higher inducements cost than traditional agency bookings. Software costs were higher as a result of additional computing capacity added throughout 2003 to support the continued growth of the online channel. Network costs decreased due to migration of customers to Internet-based products rather than dedicated circuits and to the elimination of overlap costs during periods of migration to a new network provider in Europe during 2002. Depreciation on hardware provided to traditional travel agencies decreased during the period with the decrease in capital expenditures for this type of hardware. As traditional travel agencies purchase their own equipment, our need to continue this capital expenditure decreases.

        Cost of information technology services revenues excluding developed technology amortization was $68.6 million or 9.8% of total revenues for the nine months ended September 30, 2003, a $5.2 million or 7.0% decrease from first nine months 2002 cost of information technology revenues of $73.8 million or 10.4% of total revenues. This decrease was primarily driven by the decrease in software development activities for Delta.

  Developed Technology Amortization

        Developed technology amortization was $12.9 million or 1.9% of total revenues for the nine months ended September 30, 2003, a $1.7 million or 15.2% increase from the nine months ended

September 30, 2002 developed technology amortization of $11.2 or 1.6% of total revenues. This increase was a result of the Acquisition. Purchase accounting requires intangible assets to be recorded at their fair value and amortized over their estimated useful lives.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $112.3 million or 16.1% of total revenues for the first nine months of 2003, a $13.9 million or 11.0% decrease from the first nine months 2002 selling, general and administrative expenses of $126.2 million or 17.8% of total revenues. The decrease was primarily driven by lower costs for annual incentive compensation programs in 2003 and decreased labor costs as a result of the December 2002 and April 2003 reductions in workforce. In addition, as part of a cost savings initiative, we reduced the salaries of U.S. and Canada employees by 5% during the quarter ended June 30, 2003.

  Amortization of Intangible Assets

        Amortization of intangible assets were $9.0 million or 1.3% of total revenues for the nine months ended September 30, 2003, a $9.0 or 100% increase from the nine months ended September 30, 2002. This increase was a result of the Acquisition. Purchase accounting requires intangible assets to be recorded at their fair value and amortized over their estimated useful lives.

  Operating Income

        Operating income was $67.8 million for the first nine months of 2003, a $41.8 million or 38.1% decrease from first nine months 2002 operating income of $109.6 million. Operating income as a percentage of total revenues decreased to 9.7% in the first nine months of 2003 compared to 15.4% in the first nine months of 2002. This decrease primarily resulted from reduced booking volumes and information technology services revenues, higher inducements paid to travel agencies and amortization of the fair value of amortizing intangible assets.

  Net Interest Expense

        Net interest expense was $12.7 million for the first nine months of September 30, 2003, a $9.3 million increase from the first nine months of September 30, 2002 net interest expense of $3.4 million. This increase in net interest expense was primarily due to interest expense associated with the debt issued in conjunction with the Acquisition.

  Income Tax Expense

        Income tax expense was $0.2 million for the nine months ended September 30, 2003, a $0.2 million decrease from the nine months ended September 30, 2003 income tax expense of $0.4 million. As a limited partnership, we have historically not been subject to federal income taxes in the United States.

  Net Income

        Net income was $36.6 million for the nine months ended September 30, 2003, a $74.4 million or 67.0% decline from the nine months ended September 30, 2002 net income of $111.0 million. This decrease was primarily as a result of a $41.8 million decrease in operating income in addition to expense associated with change-in-control payments of $17.3 million earned by certain executive officers upon the closing of the Acquisition and interest expense associated with the debt issued in conjunction with the Acquisition.

Comparison of Years Ended December 31, 2002 and December 31, 2001

  Revenues

        Total revenues were $914.9 million in 2002, a $26.5 million or 3.0% increase from 2001 revenues of $888.4 million. This increase in revenues was primarily attributable to an increase in the average fee per booking, partially offset by a decrease in booking volumes and a decrease in information technology services revenues as a result of the acquisition of TWA by American in 2001 and the subsequent migration of TWA's activities to American.

        Electronic travel distribution revenues were $807.1 million in 2002, a $44.8 million or 5.9% increase from 2001 revenues of $762.3 million. The increase in revenues was largely attributable to a 7.0% increase in the average fee per booking charged to air travel suppliers for booking activities and a 11.3% increase in the volume of car and hotel bookings processed. The increase in car and hotel bookings were a result of an increase in bookings primarily through our online travel agencies. The increase in revenues was partially offset by a 2.5% decrease in airline bookings due to reduced demand for air travel following the terrorist attacks in September 2001.

        Information technology services revenues were $107.8 million in 2002, an $18.3 million or 14.5% decrease from 2001 revenues of $126.0 million. The decrease in revenues was largely attributable to the purchase of the assets of TWA by American Airlines in 2001 and the resulting migration of services previously performed by us on behalf of TWA into the operations of American Airlines during 2001. Software development activities performed for Northwest Airlines and Delta Air Lines also decreased compared to 2001.

  Cost of Revenues

        Cost of total revenues was $621.1 million in 2002, a $19.6 million or 3.3% increase from 2001 cost of total revenues of $601.5 million. Cost of total revenues as a percentage of total revenues increased to 67.9% in 2002 compared to 67.7% in 2001. The increase was primarily attributable to higher software license fees and inducements paid to travel agencies, partially offset by lower network costs, decreased utilization of third party professional services, reductions in headquarters space rented and lower advertising promotional activities.

        Cost of electronic travel distribution revenues was $523.9 million in 2002, a $35.7 million or 7.3% increase from 2001 cost of electronic travel distribution revenues of $488.2 million. Cost of electronic travel distribution revenues as a percentage of total revenues increased to 57.3% in 2002 compared to 55.0% in 2001. This increase is primarily attributable to a 32.4% increase in inducements paid to travel agencies and a 15.5% increase in our software license fees. Inducements paid to online travel agencies, which tend to be higher than those paid to traditional travel agencies, grew primarily as a result of the continuing shift of travel bookings to online travel agencies. Licenses for systems software grew largely as a result of increased computing capacity requirements necessitated by the shift to online travel agency booking. The increase in costs was partially offset by a decrease in our costs for network services as a result of increased utilization of online travel technologies.

        Cost of information technology services revenues was $97.2 million in 2002, a $16.1 million or 14.2% decrease from 2001 cost of information technology services revenues of $113.3 million. Cost of information technology services revenues as a percentage of total revenues decreased to 10.6% in 2002 compared to 12.8% in 2001. The decrease versus 2001 was largely caused by the discontinued hosting of TWA in our data center following TWA's acquisition by American Airlines in 2001 and its elimination as a stand-alone carrier. Additionally, software development costs were lower in 2002 as a result of a 21.3% reduction in the development hours that we provided for our largest hosted airlines. This decrease was part of the overall reductions in discretionary spending by the airline industry following September 2001.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $181.8 million or 19.9% of total revenues in 2002, a $24.5 million or 11.9% decrease from selling, general and administrative expenses of $206.3 million or 23.2% of total revenues in 2001. The significant decrease in SG&A expenses in 2002 was primarily attributable to a $8.5 million decline in charges associated with headcount reductions. In 2002, we incurred charges of $6.1 million related to severance costs associated with a voluntary severance program as compared to 2001 in which we incurred charges of $7.2 million related to a post-9/11 work force reduction and $7.4 million related to a work force reduction associated with the discontinuation of information technology services to TWA due to American's acquisition of TWA's assets and the subsequent transition of its IT services business from us to American's provider. We also incurred, a one-time charge of $8.2 million in 2001 associated with the restructuring of one of our travel agency inducement programs. In addition, in 2002 SG&A expenses decreased $6.1 million as a result of a reduction in advertising and marketing activities and other reductions in discretionary spending.

  Operating Income

        Operating income was $112.0 million in 2002, a $31.4 million or 39.0% increase from 2001 operating income of $80.6 million. Operating income as a percentage of total revenues increased to 12.2% in 2002 from 9.1% in 2001. The comparative increase in operating income for 2002 was principally due to an increase in the average fee per booking, reductions in discretionary spending, growth in online travel distribution, lower network expenses resulting from greater utilization of online travel technologies and charges in 2001 associated with workforce reductions and the restructuring of one of our travel agency inducement programs which were not repeated in 2002.

  Net Interest Expense

        Net interest expense was $3.4 million in 2002, a $2.7 million increase from 2001 net interest expense of $0.7 million. The increase in net interest expense was primarily due to reduced returns on invested cash and cash equivalents in 2002.

  Income Tax Expense

        Income tax expense was $1.3 million in 2002, a $2.2 million increase from 2001 income tax benefit of $0.9 million. The increase was due to the realization of a taxable loss by foreign subsidiaries in 2001. As a limited partnership, we have historically not been subject to federal income taxes in the United States.

  Net Income

        Net income was $104.8 million in 2002, a $41.6 million or 65.8% increase over 2001 net income of $63.2 million. Net income as a percentage of revenues increased to 11.5% in 2002 from 7.1% in 2001. This increase was primarily as a result of a $31.4 million improvement in operating income in addition to a reduction of $9.5 million in impairment charges related to minority equity investments in third parties ($10.3 million in 2002 compared to $19.8 million in 2001).

Comparison of Years Ended December 31, 2001 and December 31, 2000

  Revenues

        Total revenues were $888.4 million in 2001, a $100.8 million or 12.8% increase over 2000 revenues of $787.5 million. The increase in revenues was largely attributable to growth in the volume of bookings processed by online travel agencies utilizing our GDS, an increase in the average fee per booking paid 60 by the airlines and sales of fares and pricing information pursuant to a newly introduced subscription service.

        Electronic travel distribution revenues were $762.3 million in 2001, a $97.1 million or 14.6% increase over 2000 revenues of $665.2 million. The increase in revenues was largely attributable to a 1.8% increase in average fee per airline booking, which was primarily a result of a 25.3% increase in our average fee per airline booking for bookings made in the U.S. through our online travel agencies, and 18.0% and 14.9% increases in airline bookings in North America and worldwide, respectively, which were primarily a result of a 71.1% increase in airline bookings made through our online travel agencies. The increase in revenues was partially offset by a marginal decrease in non-airline booking volumes, primarily as a result of reductions in worldwide travel activities in the fourth quarter of 2001.

        Information technology services revenues were $126.0 million in 2001, a $3.7 million or 3.0% increase from 2000 revenues of $122.3 million. The increase in revenues was largely attributable to the initiation of fares and pricing services provided on a subscription basis to airlines hosted on reservations platforms other than ours. This new service generated an increase of 4.4% in information technology services revenue in 2001 compared to 2000. The increase in revenues was partially offset by lower requests for software development hours and other technology services by TWA during its migration to American Airlines in 2001.

  Cost of Revenues

        Cost of total revenues was $601.5 million in 2001, an $84.9 million or 16.4% increase from 2000 cost of total revenues of $516.6 million. Cost of total revenues as a percentage of total revenues increased to 67.7% in 2001 compared to 65.6% in 2000. This increase primarily resulted from increased inducements paid to online and traditional travel agencies and higher software license fees.

        Cost of electronic travel distribution revenues was $488.2 million in 2001, an $84.1 million or 20.8% increase from 2000 cost of electronic travel distribution revenues of $404.1 million. Cost of electronic travel distribution revenues as a percentage of total revenues increased to 55.0% in 2001 compared to 51.3% in 2000. This increase was primarily driven by a 62.6% increase in the cost of inducements paid to travel agencies, primarily due to the continued shift of booking volumes to online travel agencies, who tend to receive higher average inducements per booking. Growth in online bookings, which typically require greater computer resources than do traditional travel agency bookings, also contributed to an increase of 29.0% in our software license fees.

        Cost of information technology services revenues was $113.3 million or 12.8% of total revenues in 2001, a $0.8 million or 0.7% increase from 2000 cost of information technology services revenues of $112.5 million or 14.3% of total revenues. The increase in these costs is largely attributable to the additional costs associated with providing fares and pricing on a subscription basis to new customers, partially offset by the reduced costs attributable to the hosting operations for TWA.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $206.3 million or 23.2% of total revenues in 2001, a $18.6 million or 9.9% increase from selling, general and administrative expenses of $187.7 million or 23.8% of total revenues in 2000. This increase in SG&A expenses was primarily due to charges of $7.2 million related to a post-9/11 work force reduction and $7.4 million in severance costs related to a work force reduction associated with the discontinuation of information technology services to TWA, which in the aggregate decreased our employee base by approximately 13%, and a one-time cost of $8.2 million in 2001 relating to a restructuring of one of our travel agency inducement programs.

  Operating Income

        Operating income was $80.6 million in 2001, a $2.6 million or 3.1% decrease from 2000 operating income of $83.2 million. Operating income as a percentage of total revenues decreased to 9.1% in 2001 from 10.6% in 2000. The comparative decrease in operating income for 2001 was principally due to the $14.5 million in charges incurred in 2001 associated with workforce reductions following the loss of information technology services revenues from TWA and the significant decline in travel bookings in the third and fourth quarters of 2001 following the terrorist attacks of September 2001.

  Net Interest Expense

        Net interest expense was $0.7 million in 2001, a $4.9 million increase from 2000 net interest income of $4.2 million. The increase in net interest expense was due to lower returns on invested cash and cash equivalents in 2001, as well as increased acquisitions of equipment financed as capital leases in 2001.

  Income Tax Expense

        Income tax expense was $(0.9) million in 2001, a $2.0 million decrease from 2000 income tax expense of $1.1 million. The decrease was due to the realization of a tax loss by our foreign subsidiaries in 2001 resulting from a significant decline in travel bookings following the terrorist attacks of September 2001. As a limited partnership, we have historically not been subject to federal income taxes in the United States.

  Net Income

        Net income was $63.2 million in 2001, a $41.0 million or 39.3% decrease over 2000 net income of $104.2 million. Net income as a percentage of revenues decreased to 7.1% in 2001 from 13.3% in 2000. This decrease was primarily as a result of the impact in 2000 of a favorable arbitration award in the amount of $39.6 million from a former general partner and customer of ours, as well as a $2.6 million reduction in operating income.

Quarterly Results

        The following table sets forth our unaudited historical revenues, operating income and net income by quarter during 2001 and 2002 and the first three quarters of 2003:

	Fiscal Year 2001				Fiscal Year 2002				Fiscal Year 2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	(dollars in thousands)
Revenues:
Electronic travel distributions	$205,825	$203,446	$190,737	$162,296	$211,873	$209,560	$207,450	$178,212	$206,944	$207,989	$212,916
Information technology services	32,318	32,597	32,585	28,549	27,586	26,564	27,600	26,025	27,401	25,138	16,598

Total	$238,143	$236,043	$223,322	$190,845	$239,459	$236,124	$235,050	$204,237	$234,345	$233,127	$229,514

Operating income (loss)	$37,302	$30,863	$24,359	$(11,946)	$42,062	$31,832	$35,725	$2,350	$27,208	$24,152	$16,489
Net income (loss)	33,635	27,664	24,466	(22,595)	39,965	36,680	34,338	(6,164)	25,256	5,015	6,323

        The travel industry is seasonal in nature. Bookings, and thus fees charged for the use of our GDS, decrease significantly each year in the fourth quarter, primarily in December, due to early bookings by customers for travel during the holiday season and a decline in business travel during the holiday season. The third and fourth quarters of 2001 and all of the 2002 quarters were also negatively impacted by the significant decrease in air travel and booking activity after the September 11, 2001 terrorist attacks and the resulting decline in both the travel industry and the overall economic climate. The first and second quarters of 2003 were negatively impacted by several events, including the war in Iraq and the outbreak of SARS. Information technology services revenue decreased in the third quarter of 2003 primarily as a result of the FASA credits.

Liquidity and Capital Resources

        The following table shows condensed cash flow activity derived from our consolidated statements of cash flows. As discussed above, the cash flow activity for the nine months ended September 30, 2003 is based on the mathematical addition of the Successor basis three months ended September 30, 2003 and the Predecessor basis six months ended June 30, 2003, as set out in the following table, and is not indicative of what the results for the periods would have been had the Acquisition not occurred.

	Successor Basis	Predecessor Basis	Total Nine months ended September 30, 2003
	Three months ended September 30, 2003	Six months ended June 30, 2003
	(dollars in thousands)
Net cash provided by operating activities	$12,687	$46,089	$58,776
Net cash used in investing activities	(6,409)	(10,273)	(16,682)
Net cash used in financing activities	(11,303)	(123,986)	(135,289)

Net (decrease) increase in cash and cash equivalents	(5,025)	(88,170)	(93,195)
Cash and cash equivalents at beginning of period	43,931	132,101	132,101

Cash and cash equivalents at end of period	$38,906	$43,931	$38,906

Historical

        At September 30, 2003, we had cash and cash equivalents of $38.9 million and working capital of ($16.9) million as compared to $116.9 million in cash and cash equivalents and working capital of $67.6 million at September 30, 2002. The $84.5 million decrease in working capital and the $78.0 million decrease in cash were primarily driven by a decrease in net income.

        Historically, we have funded our operations through internally generated cash. We generated cash from operating activities of $58.8 million and $160.5 million for the nine months ended September 30, 2003 and 2002, respectively. The $101.7 million decrease in cash provided by operating activities during the first nine months of 2003 as compared to the first nine months of 2002 primarily resulted from a $74.4 million decrease in net income and the decrease in working capital. We generated cash from operating activities of $186.7 million, $161.2 million and $180.2 million for 2002, 2001 and 2000, respectively. The $25.5 million increase in cash provided by operating activities from 2001 to 2002 primarily resulted from a $41.7 million improvement in net income, partially offset by a $14.0 million increase in deferred costs associated with a new technology agreement entered into in 2002. The $19.0 million decrease in cash provided by operating activities from 2000 to 2001 primarily resulted from a $41.1 million decrease in net income, partially offset by the favorable cash impact of increased accounts payable and accrued liabilities.

        We used cash for investing activities of approximately $16.7 million and $10.6 million in the nine months ended September 30, 2003 and 2002, respectively. The increase in cash used for investing activities during the first nine months of 2003 as compared to the first nine months of 2002 primarily resulted from increased purchases of computer hardware. We used cash for investing activities of approximately $15.2 million, $25.4 million and $86.8 million in 2002, 2001 and 2000, respectively. The decrease in cash used for investing activities during 2002 as compared to 2001 primarily resulted from reduced purchases of computer hardware. The decrease in cash used for investing activities during 2001 as compared to 2000 primarily resulted from a $33.4 million reduction in investments in equity securities of other entities, as well as reduced purchases of computer-related hardware.

        We used cash for financing activities of approximately $135.3 million and $118.9 million in the nine months ended September 30, 2003 and 2002, respectively. The increase in cash used for financing activities during the first nine months of 2003 as compared to the year-ago period primarily resulted from a $10.0 million increase in distributions to the seller airlines and a $5.1 million increase in payments associated with a long-term software arrangement. We used cash for financing activities of approximately $125.4 million, $191.0 million and $92.7 million in 2002, 2001 and 2000, respectively. The decrease in cash used for financing activities during 2002 as compared to 2001 primarily resulted from a $75.0 million reduction in cash distributions to our partners from $175.0 million during 2001 to $100.0 million during 2002, partially offset by increased principal payments on capital leases. The increase in cash used for financing activities during 2001 as compared to 2000 primarily resulted from a

$95.0 million increase in cash distributions to our partners from $80.0 million during 2000 to $175.0 million during 2001.

Capital Expenditures

        Capital expenditures for property and equipment, including both purchased assets and assets acquired under capital leases, as well as capitalized software and acquired software, totaled $34.4 million for the nine months ended September 30, 2003, an increase of $7.4 million from capital expenditures of $27.0 million for the nine months ended September 30, 2002. The increase in capital expenditures was principally due to an increase in purchases of computer hardware. We have forecasted approximately $40.0 million for capital expenditures in 2003, anticipating normal growth in capacity requirements as well as routine replacement of older equipment and continued capitalization of significant software development activities.

        Capital expenditures totaled $56.5 million in 2002, a decrease of $0.2 million from capital expenditures of $56.7 million in 2001. The decrease in capital expenditures was principally due to a reduction in purchases of bundled software products, reductions in acquisitions of personal computers for employee use and reduced purchases of hardware to be provided to traditional travel agencies.

After the Transactions

        As a result of the Transactions, we incurred significant debt service payment obligations, including interest, in future years. Total cash interest payments related to our revolving credit facility, the $125.0 million borrowed under the term loan facility portion of our senior credit facility and the notes are expected to be in excess of $15.0 million in 2003. The principal payment schedules will require payments over a four-year period for the term loan, totaling to the following principal payments: $2.0 million in 2003, $8.0 million in 2004, $25.0 million in 2005, $25.0 million in 2006 and $65.0 million in 2007.

        Our senior credit facility contains various restrictive covenants. It prohibits us from prepaying other indebtedness, including the new notes, and it requires us to maintain specified financial ratios, such as a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a maximum senior secured leverage ratio and a maximum total leverage ratio, and satisfy other financial tests, including limitations on capital expenditures. In addition, our senior credit facility restricts our ability to declare or pay any dividends and prohibits us from making any payments with respect to our senior notes if we fail to perform our obligations under, or fail to meet the conditions of, our senior credit facility or if payment creates a default under our senior credit facility.

        The indenture governing the notes, among other things: (i) limits our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) places restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (iii) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. The indenture governing the notes and our senior credit facility also contains various covenants, which limit our discretion in the operation of our businesses. For more information, see "Description of Other Indebtedness—Senior Credit Facility," "Description of the New Notes" and "Risk Factors."

        Pursuant to the terms of the FASAs, we provide FASA credits to Delta and Northwest to be applied against FASA service fee payments due from these airlines to us. The FASA credits are structured and applied over nine years in an amount up to an aggregate total of $125.0 million to each of Delta and Northwest, and are reflected as reductions to our FASA revenues in the corresponding periods. The FASA credits are provided to Delta and Northwest in monthly installments, with an annual amount of $16.7 million scheduled to be provided to each of these seller airlines during the first six years of the respective FASA term, an annual amount of $9.2 million scheduled to be provided to each of these seller airlines during the seventh and eighth years of the respective FASA term and an annual amount of $6.7 million scheduled to be provided to each of these seller airlines during the ninth year of the respective FASA term. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash.

        Delta or Northwest may terminate its FASA due to a failure by us to satisfy the mainframe processing time, system availability or critical production data performance standards under that agreement (which represent performance standards which we have historically met under our predecessor services agreements with Delta and Northwest). Furthermore, such a termination by Delta or Northwest of its FASA will constitute an event of default under our senior credit facility and may constitute a default under any other of our future senior credit facilities. In the event that the event of default is waived by the applicable lenders under our senior credit facilities (as defined in the subordination agreement executed by the seller airlines at the closing of the Acquisition) or our senior credit facilities are no longer outstanding, then any remaining FASA credits deliverable by us to the terminating airline will not be provided according to the initial nine-year schedule specified above and will instead be payable in cash to the terminating airline as and when, and only to the extent that, we are permitted to make such payments as "Restricted Payments" under the restricted payment covenant test contained in the indenture governing the notes. See "Description of New Notes—Certain Covenants—Restricted Payments." If a FASA is otherwise terminated in accordance with its terms prior to the expiration of its term, such as a termination by either Delta or Northwest without cause, or is rejected by Delta or Northwest in bankruptcy, then the obligation to provide the remaining FASA credits or to make the remaining FASA credit payments then deliverable or payable to the airline under the applicable FASA will terminate. Our obligations to provide FASA credits or to make the FASA credit payments will not terminate if either or both of Delta and Northwest reduce or cease operations in a way that reduces or eliminates the amount of airline services either seller airline obtains under the FASAs, although an airline's failure to comply with its software development minimum and exclusivity obligations would constitute a breach of its agreement. If we terminate a FASA other than as expressly permitted by the agreement, then we will be obligated to provide the scheduled FASA credits to the applicable airline by way of a monthly cash payment rather than applying the FASA credits against FASA service fee payments due from the airline. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash. In the event of our bankruptcy or insolvency, holders of our senior debt (as defined in the subordination agreement executed by the seller airlines at the closing of the Acquisition), including the new notes, will be entitled to receive payment in full in cash before we may make any FASA credit payments in cash. In that event, Delta and Northwest will, however, retain their rights to apply the scheduled FASA credit payments against their obligations to pay us fees for our services under the FASAs. See "The Transactions—Founder Airline Services Agreements." In the event that we wrongfully terminate a FASA, we will remain obligated to deliver the FASA credits to the applicable airline by paying the credit amounts to the airline in cash on a monthly basis according to the nine-year schedule described above. However, if we reject a FASA in a bankruptcy of the company, our FASA credit payment obligations to the applicable airline will match the obligations described above in a termination of a FASA by such airline due to our failure to satisfy performance standards. Any FASA credit payment obligations by us to an airline in such a bankruptcy will be subordinated to our senior debt (as defined in the subordination agreement executed by the seller airlines at the closing of the Acquisition), including the new notes.

        As part of the Transactions, TTPC issued to American and Delta holding company subordinated seller notes in the original principal amounts of $39.0 million and $45.0 million, respectively. The holding company subordinated seller notes mature on July 31, 2012; provided that to the extent that any portion of the holding company seller notes are not prepaid by TTPC by June 30, 2011, a 5% premium will be payable by TTPC on the outstanding principal amount and accrued and unpaid interest thereon which is prepaid or repaid following June 30, 2011 at the time of such prepayment or repayment. The holding company subordinated seller notes are unsecured obligations of TTPC, are not our debt obligations and are contractually and structurally subordinated to our senior notes and our senior credit facility and structurally subordinated to all of our other debt. The American holding company subordinated seller note bears interest at an annual rate equal to 12.00% and the Delta holding company subordinated seller note bears interest at an annual rate equal 10.00%. So long as we are not in default under, and are in compliance with all financial covenants of, our senior credit facility, the indenture governing the notes and other permitted senior debt and continue to maintain a fixed charge coverage ratio (as defined in the indenture) of 2.25x or better, TTPC will pay interest equal to 5% of the then outstanding principal amount of the holding company subordinated seller notes in cash, with the remaining interest payable in cash or in kind at TTPC's option. During a default under our senior credit facility, the indenture governing the notes and/or other permitted senior debt, TTPC will be permitted to pay all interest on the holding company subordinated seller notes in kind. While the holding company subordinated seller notes are not our debt obligations, so long as we are not in default under, and are in compliance with all financial covenants of, our senior credit facility and the indenture governing the notes and continue to maintain a fixed charge coverage ratio (as defined in the indenture) of 2.25x or better, we will be permitted to distribute funds to TTPC sufficient to pay the 5% cash interest component of the holding company subordinated seller notes.

        Because we are a limited partnership, our partners will owe taxes on all of the income that we generate. We expect that TTPC will cause us to make distributions to it from time to time sufficient to cover all income taxes owed by TTPC. Under the terms of our senior credit facility and the indenture governing the notes, we will be specifically permitted to make these tax distributions.

        In 2002, we entered into a five year agreement with IBM for hardware currently deployed in our data center, future hardware requirements, TPF license fees and other software products, equipment maintenance and various other services. The agreement expires June 30, 2007. Prior to entering into this agreement, we routinely acquired many of these products and services from IBM under separate agreements with varying terms and conditions. This agreement bundles these products and services together for one discounted price and requires minimum payments aggregating approximately $323.3 million over the term of the agreement, with $84.5 million, $78.6 million, $69.2 million, $64.7 million and $26.3 million payable in 2003, 2004, 2005, 2006 and 2007, respectively.

        Following the Transactions, our principal source of liquidity will be cash flow generated from operations and borrowings under our senior credit facility. Our principal uses of cash will be to meet debt service requirements, finance our capital expenditures, distribute the cash interest portion of the holding company subordinated seller notes to TTPC, distribute cash to TTPC sufficient to cover TTPC's taxes on account of our income and provide working capital. Based on our current level of operations, we believe that our cash flow from operations, available cash and available borrowings under our senior credit facility will be adequate to meet our future liquidity needs for at least the next 12 months, although no assurance can be given. Our future operating performance and ability to extend or refinance our indebtedness will be dependent on future economic conditions and financial, business and other factors that are beyond our control. See "Risk Factors."

Contractual Obligations

        The following table summarizes our future minimum non-cancelable contractual obligations (including interest) at December 31, 2002, on a pro forma basis, after giving effect to the Transactions as if they had occurred on December 31, 2002.

	Payments Due by Period
Contractual Obligations	Total	2003	2004 to 2005	2006 to 2007	2008 and beyond
	(dollars in thousands)
Long-term debt	$640,675	$39,207	$105,941	$134,677	$360,850
Capital lease obligations	117,374	20,922	31,037	16,535	48,880
Operating leases	252,869	63,336	133,890	51,418	4,225
Other long-term obligation	97,546	33,321	26,286	37,939	—

Total contractual obligations	$1,108,464	$156,786	$297,154	$240,569	$413,955

        We have entered into an agreement to purchase data network services for our U.S. offices and travel agency customers that expires in 2004. At December 31, 2002, the remaining minimum commitment associated with this agreement was approximately $32.0 million. In addition, we have entered into an agreement for international network services which expires in 2004. At December 31, 2002, the remaining minimum commitment associated with this agreement was approximately $6.0 million.

        In October 2003, we exercised our right to terminate an agreement with a technology provider. Prior to the termination of this agreement, we incurred, and would have continued to incur through the original contract term ending in October 2006, an annual expense of approximately $2.5 million. Absent any future developments, as a result of the termination, we will record a fourth quarter charge of approximately $5.1 million, which will be paid over the original contract term.

Off-Balance Sheet Arrangements

        At December 31, 2002 and September 30, 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Effect of Inflation

        Inflation generally affects us by increasing our costs of labor, equipment and new materials. We do not believe that inflation has had any material effect on our results of operations during fiscal years 2000, 2001 and 2002 or nine months ended September 30, 2002 and 2003.

Recently Issued Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 establishes accounting and reporting for business combinations by requiring that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 142 changes the accounting for goodwill and other intangible assets deemed to have indefinite lives from an amortization method to an impairment-only approach. Goodwill and other intangible assets will be subject to an annual impairment test. SFAS No. 142 was effective for us on January 1, 2002. The adoption of these standards did not have a significant effect on our financial position or results of operations.

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets

and Long-Lived Assets to be Disposed Of. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 was effective for us on January 1, 2002. The adoption of SFAS No. 144 did not have a significant effect on our financial position or results of operations.

        In November 2001, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). As a result, certain items previously included in cost of revenues on the consolidated statements of income are recorded as a reduction of electronic travel distribution revenue. EITF 01-9 was effective for us in the first quarter of 2002. The adoption of EITF 01-9 did not have a significant effect on our 2002 financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No. 146 addresses financial accounting and reporting for the costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Costs to Exit and Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, and establishes that fair value is the objective for initial measurement of the liability. We adopted SFAS No. 146 in 2002 and it did not have a significant effect on our financial position or results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirement of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The adoption of FIN 45 did not have a significant effect on our financial position or results of operations.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 expands upon existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN 46 did not have a significant effect on our financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 prohibits entities from restating financial statements for earlier years presented. SFAS 150 became effective for us at the beginning of the third quarter of 2003. We do not currently have financial instruments with the characteristics of liabilities and equity. Accordingly, the implementation of SFAS 150 did not have any impact on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates and equity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are exposed to foreign currency and interest rate risks. These risks primarily relate to the sale of products and services to foreign customers and changes in interest rates on our long-term debt.

Foreign Exchange Rate Market Risk

        We consider the U.S. dollar to be the functional currency for all of our entities. Substantially all of our net sales and the majority of our expenses in 2000, 2001 and 2002 were denominated in U.S. dollars. Therefore, foreign currency fluctuations did not materially impact our financial results in those periods. We have foreign currency exposure arising from the translation of our foreign subsidiaries' financial statements into U.S. dollars. The primary currencies to which we are exposed to fluctuations include the euro and the British pound sterling. The fair value of our net foreign investments would not be materially affected by a 10% adverse change in foreign currency exchange rates from December 31, 2000, 2001 or 2002 levels.

Interest Rate Market Risk

        We will be exposed to changes in interest rates following the Transactions. The senior credit facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. As of September 30, 2003, after giving effect to the Transactions, we had variable rate debt of approximately $125.0 million. Holding other variables constant, including levels of indebtedness, a one hundred basis point increase in interest rates on our variable debt would have had an estimated impact on pre-tax earnings and cash flows for the next year of approximately $1.3 million. Under the terms of our senior credit facility, we are required to have at least 50% of our total indebtedness subject to either a fixed interest rate or interest rate protection for a period of not less than three years.

INDUSTRY

GDS Industry

        The global distribution system, or GDS, industry is a more than $5.0 billion market and is a core component of the worldwide travel industry. A GDS's primary value proposition is its ability to aggregate, manage and process information from multiple travel suppliers, allowing thousands of travel agencies real-time access to schedule, price, availability and other travel information. A GDS is a computerized system based on state-of-the-art technology and is highly customized and difficult to replicate. Suppliers of travel and travel-related products and services (such as airlines, car rental companies and hotels) utilize GDSs as a means of selling tickets and generating sales. Travel agencies (including traditional travel agencies, online travel agencies and corporate travel departments) utilize GDSs to search schedule, price, availability and other travel information and to make bookings on behalf of consumers. GDSs provide travel agencies with a single, expansive source of travel information, allowing travel agencies to search tens of thousands of itinerary and pricing options across multiple travel suppliers within seconds. Although travel suppliers have the ability to distribute inventory directly to consumers through reservation centers, ticketing locations and proprietary websites, we believe that the majority of worldwide air travel products and services are distributed through GDSs.

        The GDS industry is organized around two major sets of customers: travel suppliers and travel agencies. Travel suppliers make their travel-related products and services (such as airline seats, car rentals and hotel rooms) available for sale through a GDS. As compensation for performing these services, the GDS generally charges the travel supplier a fee for every booking made using the GDS. Travel agencies use a GDS in order to search for, reserve and purchase travel-related services on behalf of consumers, using software and sometimes hardware provided by a GDS. Although travel agencies initiate and complete the bookings, it is the travel supplier that generally pays the booking fee to the GDS. In addition, in order to gain and maintain relationships with travel agencies, GDSs often provide volume-based inducements and other economic incentives to travel agencies. Travel agencies may also pay fees for the use of hardware and software provided by the GDS, which may be discounted or waived if the travel agency generates a specified number of bookings through the GDS over a specified period of time. Nearly every time a consumer books a travel reservation through a travel supplier and travel agency who participates in a GDS, a GDS generates revenue. Set forth below is a chart outlining the flow of payments in a typical consumer travel transaction through a GDS.

Illustrative Travel Transaction Through a GDS
1	Roundtrip Airline Ticket (one connection each way)	4 segments booked
1	Car Rental (3 days)	1 segment booked
1	Hotel Reservation (3 days)	1 segment booked

6 segments booked

*
Segment and inducement fees are for illustrative purposes only.

        The GDS industry traces its origin to the computerized internal reservation systems that major United States airlines began to develop and operate in the 1960s. In the mid 1970s, some of the airlines, recognizing the revenue-generating potential of providing travel agencies with access to these systems, began to install proprietary computer reservation terminals within traditional travel agencies. These early reservation systems were largely biased in favor of the services of the airline that owned the terminals, to the disadvantage of competitor airlines. Over time, as a result of pressure from traditional travel agencies, other airlines, non-air travel service providers and various governmental regulatory bodies, the airlines with these proprietary systems increasingly made available schedule and fare information of competing airlines and other travel suppliers through these terminals. These multi-supplier systems evolved into GDSs. In the 1980s, government regulations were introduced in the United States and Europe that required GDSs to provide unbiased access to information relating to all airlines that desired to offer their services through a GDS and established other operating and business rules. Over time, several major airlines spun off or created independent GDS companies in order to focus on their core business activities.

        Today, GDSs are the primary means of airline travel distribution. The GDS industry consists of four primary GDS companies: Amadeus, Galileo, Sabre and us. In the U.S. GDS airline market, which represents approximately 40% of the global GDS airline market, Sabre is the largest GDS with approximately a 43% market share based upon 2002 bookings, followed by us with approximately a 29% market share, Galileo with approximately a 20% market share and Amadeus with approximately an 8% market share.

        In recent years, the travel industry has been marked by the emergence and growth of the Internet as a travel distribution tool. The growth in use of the Internet has led to the establishment of online travel agencies that provide a link between the consumer and the travel supplier, typically through a GDS. In 2002, airline bookings generated through online travel agencies accounted for approximately 23% of all airline bookings in the United States made through a GDS, up from approximately 17% in 2001 and approximately 11% in 2000. Between 2000 and 2002, the number of airline bookings in the United States generated through online travel agencies increased at a compound annual growth rate of 29.5%. GDSs have taken different approaches in response to the increased use of the Internet. Generally speaking, Amadeus, Galileo and Sabre have responded to the increased use of Internet through vertical integration by owning their own online travel agencies such as CheapTickets (Galileo) and Travelocity (Sabre). We, on the other hand, have chosen to provide GDS capabilities to independent online travel agencies such as Expedia, Hotwire, Orbitz and Priceline. The chart below includes the major online travel agencies that use GDSs and illustrates the two approaches the four primary GDS have adopted.

	Worldspan	Amadeus	Galileo	Sabre
Online Travel Agencies (Non-Proprietary):	Expedia Hotwire Orbitz Priceline	Opodo(1)	None	None
Online Travel Agencies (Proprietary):	None	Amadeus.net OneTravel.com Rumbo.com Vacation.com	CheapTickets Trip Network	Site 59 Travelocity

(1)
Amadeus currently holds a minority interest in Opodo.

        GDSs have historically experienced annual increases in the average fee per booking. In order to maximize revenues, travel suppliers generally desire to make their inventory available to as wide a consumer base as possible. We are not aware of any major airline withdrawing its participation in a GDS in the last decade, evidencing the critical role the GDSs play in the distribution of travel and travel-related products and services. However, as the average fee per booking paid by travel suppliers has increased, the average inducement per booking paid to travel agencies by the GDSs has also increased. In addition, although GDS booking fees have historically increased, several of the major GDSs (including us) have recently entered into three-year fare content agreements with several major airlines pursuant to which each airline has agreed to provide increased fare content to the GDS in exchange for payments or other concessions, including restrictions on future booking fee increases. We anticipate that GDSs (including us) will continue to pursue agreements similar to these fare content agreements with certain other major airlines in order to obtain increased access to fare content and expect that these fare content agreements will require the applicable GDS to make, in the aggregate, significant payments or other concessions to airline suppliers.

Information Technology Services Industry

        GDSs and other companies also provide various information technology services to the travel industry. These services include (i) internal reservation system services; (ii) flight operations technology services; and (iii) software development and licensing services, which includes custom development and integration. Internal reservation system services generally include the operation, maintenance, development and hosting of an airline's internal reservation system. The internal reservation system services a GDS provides to its airline customers are a critical component of their operations because they are the means by which they sell tickets. Flight operations technology services provide operational support from pre-flight preparation through departure and landing. Some of these services include weight and balance calculations, flight planning and tracking, passenger boarding, flight crew management, passenger manifests and cargo. Software development services focus on creating innovative software for use in an airline's internal reservation system and flight operations systems.

BUSINESS

        We are a leading global provider of mission-critical electronic global distribution and information technology services to the travel industry. We operate the second largest GDS for travel in the United States (the world's largest travel market) as measured by travel bookings and revenues generated in the United States. Our GDS provides travel agencies (including traditional travel agencies, online travel agencies and corporate travel departments) with real-time access to schedule, price, availability and other travel information and the ability to book reservations and issue tickets for the products and services of approximately 800 travel suppliers (such as airlines, hotels, car rental companies, tour companies and cruise lines) throughout the world. We also provide information technology services to the travel industry, primarily in the areas of airline internal reservation systems, flight operations technology and software development. During the twelve months ended September 30, 2003, over 192 million total bookings were made through our GDS. Our pro forma revenues for the twelve months ended September 30, 2003 were $876.2 million.

        We operate in two business segments: electronic travel distribution and information technology services, which represented approximately 92.0% and 8.0%, respectively, of our pro forma revenues in the twelve months ended September 30, 2003. Our electronic travel distribution revenues are generally derived from travel suppliers paying us a fee per booking and travel agencies paying us access fees. Under this model, each time a travel agency books a reservation with a travel supplier through our GDS, the travel supplier pays us a fee based on the number of segments involved in the transaction. We record and charge one segment for each leg of an air travel itinerary (e.g., four segments for a round-trip airline ticket with one connection each way). We record and charge one segment for each car rental, hotel, cruise or tour company booking, regardless of the length of time associated with the booking. The price of the travel transaction does not impact the booking fee that we receive. Since 1998, we have increased total bookings made through our GDS at a compound annual growth rate of 9.0% from 136.4 million bookings to 192.2 million bookings in 2002. During the five-year period ending December 31, 2002, we increased the booking fees we collect from our airline suppliers, which generate a substantial portion of our travel bookings. The average fee per booking we collect from our airline suppliers increased at a compound annual growth rate of 3.3% from $3.63 per booking in 1998 to $4.13 per booking in 2002. We anticipate that this historic trend of annual booking fee increases could be reduced in the future due to our plan to enter into fare content agreements with certain major airlines. In addition to booking fees, we derive a smaller portion of our revenues from access fees paid by travel agency for the use of our GDS, which are often discounted or waived if the travel agency generates a specified number of bookings through our GDS over a specified period of time. In addition, as an incentive to travel agencies to use our GDS, we often pay volume-based inducements to our travel agencies. We also generate revenues from information technology services that we provide to various travel suppliers. As part of this business, we operate, maintain, develop and host the internal reservation and other systems for Delta and Northwest, two of the seller airlines.

        Although the substantial majority of our electronic travel distribution revenues are derived from booking fees paid by travel suppliers, we recently have entered into agreements with Hotwire and American Express which do not follow this traditional business model. Under our agreement with Hotwire, we will generally derive revenues from a service fee payable by Hotwire (rather than the travel supplier) based upon the number of travel segments booked. Under our agreement with American Express, we charge a transaction fee to American Express (rather than the travel supplier) based upon travel segments booked or messages processed by us.

        We are the GDS market leader for air travel bookings made online in the United States. In 2002, over 60% of all online travel agency airline bookings in the United States were made through our GDS. In addition, because the United States is the largest online travel market in the world, we believe that we are the global GDS market leader for online travel agency airline bookings. Moreover, we expect non-airline bookings generated through online travel agencies to increase in the future as non-air travel suppliers increasingly recognize the distribution potential of online travel agencies and the importance of making inventory available for distribution in and generating sales through this channel. We believe that the emergence and growth of the Internet as a channel for making travel bookings puts us at the forefront of GDS industry growth. We have taken a different approach than the other three major GDSs in response to the increased use of the Internet for travel transactions. Unlike these competitors, we do not own a proprietary online travel agency that competes with travel suppliers or travel agencies. Instead, we have developed strategic relationships with online travel agencies to provide them with key technology and services, including access to our GDS, which enable online travel agencies to operate effectively and efficiently. We believe our strategy of partnering and enabling, rather than competing with, online travel agencies has contributed to our leading market position and has positioned us well to take advantage of the ongoing shift toward online travel agency bookings. As a result of this strategy, we have entered into long-term contracts with Expedia, Orbitz and Priceline, which represent three of the five largest online travel agencies in the world. In addition, we recently entered into an agreement with Hotwire, another leading online travel agency, to process its airline bookings through our GDS, converting all of Hotwire's airline bookings from Sabre's GDS to our GDS.

        The company was founded in 1990 by Delta, Northwest and TWA, as a result of a combination of a GDS marketing and service company jointly owned by affiliates of Northwest and TWA with a GDS marketing enterprise owned by Delta. We acquired additional technical and development operations, systems and personnel from these airlines in subsequent transactions in 1993 and 1994. Affiliates of these three airlines (and later American, following its acquisition of TWA's assets), held ownership stakes in the company since its formation until the closing of the Acquisition.

Competitive Strengths

        We believe that the following strengths will allow us to continue to grow our market position and enhance our operating profitability and cash flow:

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  Proven Business Model. Since our inception in 1990, we have successfully developed a leading electronic global distribution and information technology services business within the travel industry. Our ability to leverage our cost structure, grow booking volumes, enlarge our customer base, increase booking fees and incur moderate ongoing capital expenditure and working capital requirements, enabled us to generate significant net cash from operations. From 1998 through the first nine months of 2003, we have generated $909.1 million of net cash from operations, which primarily enabled us to distribute $715.0 million to the seller airlines (including TWA before its acquisition by American) from 1998 through the closing of the Transactions. Additionally, from 1998 to 2002, we accomplished the following:

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  increased total bookings from 136.4 million to 192.2 million, representing a compound annual growth rate of 9.0%;

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  increased the average fee per booking at a compound annual growth rate of 3.2%;

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  increased our total booking fee revenues at a compound annual growth rate of 12.4%;

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  increased total revenues by a compound annual growth rate of 10.3%.

    In addition, we have limited our collection risk and have managed our airline booking fees accounts receivable to an average of approximately 40 days outstanding through participation in airline industry clearinghouses which require prompt mandatory settlement and automatic remittances of accounts receivable.

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  Integral Component of the Travel Industry. The travel industry is essential to the economy, enabling the movement of people throughout the world. Our services to the travel industry provide a function critical to the facilitation of this movement. Our GDS provides travel agencies with real-time access to schedule, price, availability and other travel information and the ability to book reservations and issue tickets for the products and services of approximately 800 travel suppliers throughout the world. We also provide airlines with information technology services, such as internal reservation system, flight operations technology and software development services, which allow airlines, among other things, to make reservations, book tickets, manage frequent flyer programs, manage flight crews, board passengers, track and manage cargo and perform weight and balance calculations on their airplanes. As the second largest GDS in the United States, a global market leader for air travel bookings made online and a provider of information technology services, we believe that we are well positioned within the travel industry.

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  Market Leader in Supporting Online Travel Agencies. More than 60% of online travel agency airline bookings made in the United States in 2002 were made through our GDS. In the mid-1990s, we recognized the important and increasing role the Internet would play in travel distribution. Our leadership in the online travel agency market began in 1995 when we established a relationship with Microsoft at the time it was developing Expedia as an online travel agency. Our relationship with Microsoft allowed us to gain invaluable experience in the online travel agency market. We believe we were the first GDS to use internet protocol, or IP, from the online travel agency site all the way through to our mainframe, which allows us to take advantage of newly developing Internet technologies and to optimize our products and services for online travel agencies and travel suppliers. In addition, we employ a strategy of developing contractual relationships with online travel agencies, rather than owning a proprietary online travel agency like our primary GDS competitors. As a result of this experience and strategy, we have been able to enter into long-term contracts with Expedia, Orbitz and Priceline, who constitute three of the five largest online travel agencies in the world. In addition, we recently entered into an agreement with Hotwire, another leading online travel agency, to process its airline bookings through our GDS, converting all of Hotwire's airline bookings from Sabre's GDS to our GDS.

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  Well Positioned to Take Advantage of the Shift to Online Travel Agency Booking. An increasing number of travel bookings are being made online. In 2002, airline bookings generated through online travel agencies accounted for approximately 23% of all airline bookings in the United States made through a GDS, up from approximately 17% in 2001 and approximately 11% in 2000. Between 2000 and 2002, the number of airline bookings in the United States generated through online travel agencies increased at a compound annual growth rate of 29.5%. We believe that this shift to online travel agency booking will continue. Our relationships with four of the six largest online travel agencies in the world have positioned us well to take advantage of this shift. Moreover, several recent events, including the events of September 11, 2001 and the ensuing decrease in airline capacity, the outbreak of severe acute respiratory syndrome, or SARS, a global economic recession and the war in Iraq, have primarily resulted in a 13.6% reduction in the total number of airline boardings in the twelve month period ended September 30, 2003 compared to the twelve month period ended December 31, 2000. Airlines have responded to these operating conditions by offering lower prices on tickets distributed through direct and online channels, resulting in an increase in air travel bookings generated through online travel agencies relative to traditional travel agencies. We believe our strong position in the online travel agency market has allowed us to increase our air travel booking market share, despite the decrease in the number of total bookings since the beginning of 2001.

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  Barriers to Entry. A GDS is a computerized system based on state-of-the-art technology and is highly customized and difficult to replicate. In order to become a successful participant in the GDS industry, a new market entrant would face several barriers to entry, including:

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  the costs and length of time required to assemble the hardware systems and develop the sophisticated intellectual property of a GDS necessary to compile, process and manage the large and complex databases of travel information;

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    the costs and length of time required to establish relationships and negotiate distribution agreements with a wide range of travel suppliers; and

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    the costs and length of time required to establish relationships and negotiate agreements with travel agencies, which are generally operating under multi-year contracts with existing GDSs and which incur costs in converting to a new GDS.

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  Robust Technology Infrastructure. Our primary processing and network data center is a state-of-the-art 120,000 square foot facility located near Atlanta, Georgia. Our systems and networks are redundant and our hardware, software and data center have significant capacity for expansion. We believe we were the first GDS to have configured our systems to use internet protocol, or IP, from the travel agency site all the way through to our mainframe, which allows us to take advantage of newly developing Internet technologies. In addition, where appropriate, we are using server-based technologies, which allow us to provide products and services to our customers at reduced cost to us because the information is generated from distributed computer servers rather than processed through our computer mainframe. Our key systems utilize IBM's Transaction Processing Facility software platform (a software platform specifically designed for processing airline transactions), or TPF, which is valued for its ability to quickly and dependably process and manage the high number of transactions generated by our travel suppliers and travel agencies.

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  Strong Relationships with the Seller Airlines. We have long-standing information technology services and commercial relationships with Delta and Northwest and a long-standing commercial relationship with American. In 2002, revenues received from the seller airlines represented, in the aggregate, approximately 43% of our total revenues. We have been providing critical travel information technology services to Delta and Northwest since 1994 and 1993, respectively. As part of the Acquisition, Delta and Northwest entered into agreements with us pursuant to which, among other things, they agreed, subject to the conditions specified in the agreements, to (i) not terminate their participation in our GDS, (ii) continue to utilize our internal reservation system and other airline support services and (iii) continue to provide marketing support for our business, in each case, following the Acquisition. In addition, American, upon the consummation of the Acquisition, entered into agreements with us pursuant to which, among other things, it agreed not to terminate its participation in our GDS following the Acquisition. While these agreements are subject to several conditions, exceptions, time limitations and termination rights, we believe these agreements, along with our long-standing relationships with the seller airlines, provide us with a strong competitive advantage in the GDS industry.

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  Strong Management Team. Upon completion of the Acquisition, Rakesh Gangwal became our Chairman of the Board, Chief Executive Officer and President. Mr. Gangwal is a travel industry leader with extensive experience. He served as President and Chief Executive Officer of U.S. Airways, Inc. between 1998 and 2001 and President and Chief Operating Officer of U.S. Airways between 1996 and 1998. Mr. Gangwal also held a variety of senior executive positions at Air France between 1994 and 1996 and at United Airlines between 1984 and 1994. In 1999, Mr. Gangwal was honored by Business Week magazine as one of the 25 top global executives for the year 1998. He is credited with leading the turnaround of Air France, considered one of the most successful global carriers in the world. In addition, upon completion of the Acquisition, Gregory O'Hara became our Executive Vice President-Corporate Planning and Development. Mr. O'Hara has significant travel and technology industry experience. He served as Senior Vice President of Sabre, Inc. between 1997 and 2000. Mr. O'Hara was also an Associate with Perot Systems Corporation and, from 1991 to 1995, was the President and Founder of Advanced Systems International. Messrs. Gangwal and O'Hara are part of a seasoned senior management team with an average of approximately 15 years of experience in the travel industry. In addition, we plan to augment our management team with other accomplished professionals.

Business Strategy

        We intend to continue to strengthen our market leadership position, maximize profitability and enhance cash flow through the following strategies:

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  Increase Our Share and the Number of Online Travel Agency Bookings. While more than 60% of all online travel agency airline bookings made in the United States were made through our GDS in 2002, we believe that there are still opportunities to increase our number of bookings and our market share in the online segment. Our primary GDS competitors own proprietary online travel agencies, and we believe that the channel conflict inherent in our primary competitors' strategy leaves us well positioned to obtain the business of new, independent online travel agencies. In addition, we believe we can leverage our expertise and our strength in the U.S. online travel distribution market in the European, Asian, Australian, Latin American and other international markets where the use of online travel distribution channels is still developing. We expect that our geographic expansion will enable our U.S.-based online travel agencies to increase their penetration in non-U.S. markets. In addition, we anticipate that our expansion to non-U.S. geographies will allow our emerging non-U.S. online travel agencies, such as OTC and Lastminute.com, to expand their businesses.

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  Capitalize on Shift by Corporate Travel Departments to Online Travel Services. We believe there will be a substantial opportunity to capitalize on the trend of corporate travel departments toward making bookings for business travel through online services. We are well positioned to benefit from this trend, as Expedia and Orbitz, two of our largest online travel agencies, have both announced that they plan to enter the corporate travel market. We believe we have valuable experience in the online sector by virtue of our travel agency relationships with four of the six largest online travel agencies in the world, and we plan to use this competency to take advantage of the online corporate direct market. In addition, we have developed a successful online corporate booking tool, Trip Manager. As of September 30, 2003, approximately 600 corporate customers were using Trip Manager as an online travel management solution, including Federated Department Stores, PNC Bank and The Home Depot. In most cases, we work in conjunction with, rather than compete with, our travel agencies in the support of our travel products and services with corporations.

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  Increase Traditional Travel Agency Bookings—Global Focus. We believe we have the opportunity to obtain new traditional travel agencies outside the United States, particularly in Europe, Asia, Australia and Latin America, where travel reservations and bookings are not generally made using current Internet technologies. For example, we recently entered into an agreement that enables the immediate transition of travel agencies in Hong Kong and Macau affiliated with TicTas System Automation Ltd. to the Worldspan global distribution system. We believe our sophisticated Internet technologies will be attractive to traditional travel agencies as they seek to move towards more modern technologies. In addition, we intend to expand the number of bookings made by traditional travel agencies in the United States through our GDS. We believe we can successfully increase our market share in the United States and worldwide traditional travel agency market by providing innovative and low-cost products and services, by focusing on a limited number of opportunities to convert business currently supported by other GDSs to our GDS and by launching sales and marketing initiatives aimed at addressing the market for corporate travel departments who use traditional travel agencies. We anticipate that our marketing agreements with Delta and Northwest, which provide that Delta and Northwest will provide marketing support for our GDS, will assist us in this strategy. See "The Transactions—Marketing and Collateral Services Agreements" for a description of the marketing agreements with Delta and Northwest. Moreover, we have historically focused on selected geographic markets where the seller airlines have had significant operations. We intend to aggressively compete for traditional travel agencies in geographic markets in the United States and throughout the world where we have not previously concentrated.

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  Increase Non-Airline Travel Bookings. We derived approximately 81.3% of our pro forma revenues for the twelve months ended September 30, 2003 from airline bookings. To diversify and increase our revenue streams, we intend to focus on increasing our non-airline booking revenues. Non-air travel suppliers have historically not utilized GDSs to the same extent as airlines. However, we expect our future non-airline GDS bookings, including car, hotel, tour, cruise and rail, to increase in number, largely as a result of the emergence of the Internet and online travel agencies as a means of facilitating travel commerce. In addition, we believe that many traditional and online travel agencies have identified non-airline bookings as an area of growth opportunities.

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  Expansion of Information Technology Services Business. We intend to expand our existing information technology services business. We believe that airlines and other travel suppliers have been and will be increasingly outsourcing non-core technology functionalities due to the desire to focus on their core travel business and to better manage fixed costs and the benefits of leveraging the technology of information technology service providers. We are well positioned to take advantage of this shift because we currently provide internal reservation system, flight operations technology and software development services to the airline industry. In addition, we also provide airlines and other travel-related companies with products and services on a subscription basis, including:

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  Fares and Pricing, which is currently used by Avianca and Emirates Air and the airlines hosted by EDS, such as Aero Mexico, Continental and Virgin Atlantic;

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  Electronic Ticketing, which is currently used by KLM;

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  Worldspan Rapid RepriceSM, which is currently used by Delta and Northwest; and

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  e-Pricing, which is currently used by Northwest.

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  Cost Reduction Opportunities. We believe that opportunities exist to improve profitability by reducing our costs. We plan to improve our cost structure by, among other things streamlining our programming and processing systems and reducing our network and data center costs.

Services

        We operate in two business segments: electronic travel distribution and information technology services, which represented approximately 92.0% and 8.0%, respectively, of our pro forma revenues for the twelve months ended September 30, 2003.

Electronic Travel Distribution

        We operate the second largest GDS in the United States based upon travel bookings and revenues and we believe that we are the global GDS market leader for online travel agency airline bookings. In our electronic travel distribution segment, we service both travel suppliers and travel agencies. We provide approximately 16,000 traditional travel agency locations in over 70 countries and approximately 50 online travel agencies, including four of the six largest online travel agencies, with access to the inventory, reservations and ticketing of approximately 465 airlines, 215 hotel chains and 40 car rental companies throughout the world.

  Travel Suppliers

        Our relationships with travel suppliers extend to airlines, hotels, car rental companies, tour operators, cruise companies and others that participate in our GDS. Travel suppliers store, display, manage and sell their services through our GDS. Through participating carrier agreements (for airlines) and associate agreements (for non-airline suppliers), airlines and other travel suppliers are offered varying services and levels of functionality at which they can participate in our GDS. These levels of functionality generally depend upon the type of communications and real-time access allowed with respect to the particular travel supplier's internal systems. We earn a fee, which is generally paid by the travel supplier, for bookings made through our GDS. We charge premiums for higher levels of functionality selected by the travel suppliers. In addition, we provide airlines marketing data generated from bookings through our GDS for fees that vary based on the type and amount of information provided. This information assists airlines in their marketing and sales programs and in the management of their revenues, inventory and yields.

        We derive a substantial amount of our revenues from booking fees paid by travel suppliers. In 2002, approximately 92% of our booking fee revenues were generated from airlines. While revenues from non-air travel suppliers, such as car rental companies and hotels, accounted for only approximately 8% of our booking fee revenues in 2002, the number of bookings for car rental companies and hotels through our GDS grew at a compound annual rate of 8.8% from 1998 through 2002, compared to a compound annual rate of 9.0% for airline bookings over the same period, reflecting increased travel agency use of the car and hotel booking capabilities provided through our GDS. Our top ten travel suppliers, all airlines, accounted for approximately 67% of our total booking fee revenues and approximately 67% of our total revenues in 2002.

        Although most of the world's airlines and many non-airline travel suppliers participate in our GDS, we believe that the market for travel supplier participation has potential for continued growth, both through the addition of airline and non-airline travel suppliers, by increasing existing travel supplier participation levels in our GDS and by offering new products and services. In marketing to travel suppliers, we emphasize our global distribution capabilities, the quality of our products and services, our contracts with four of the six largest online travel agencies, our extensive network of traditional and online travel agencies and the ability of travel suppliers to display information at no charge until a booking is made.

        Recently, several airlines entered into agreements with Galileo and Sabre under which those airlines will provide to Galileo and Sabre virtually all of the published fares (including web fares) that those airlines offer through certain channels in exchange for a significant discount and a three-year freeze on most booking fees payable by those airlines to Galileo and Sabre. Although we do not currently have access to all of the published fares (such as web fares) of all of our airline travel suppliers, we have recently entered into three-year fare content agreements with Delta, Northwest and United Air Lines pursuant to which each airline has agreed (subject to the exceptions contained in the agreements) to provide our traditional travel agencies in the territories covered by the agreements with substantially the same fare content it provides to the travel agency subscribers of other GDSs in exchange for monthly fee payments from us to each airline and subject to us keeping steady the average booking fees paid by each airline for traditional travel agency bookings in the territories covered by the agreements. In addition, pursuant to this agreement, each airline has agreed, among other things, to commit to the highest level of participation in our GDS for three years.

        We expect that these new fare content agreements will provide our traditional travel agencies in the territories covered by the agreements with access to improved quality and content concerning the flights and fares of the participating airlines and other forms of non-discriminatory treatment. We believe that obtaining similar fare content from our other major airline travel suppliers is important to our ability to compete. Consequently, we plan to pursue agreements similar to these fare content agreements with certain other major airlines in order to obtain access to such content. We expect that the fare content agreements will require us to make, in the aggregate, significant payments or other concessions to the participating airlines.

  Travel Agencies

        Approximately 16,000 traditional travel agency locations and 50 online travel agencies worldwide depend on us to provide travel information, book and ticket travel and manage travel information and agency operations. Access to our GDS enables travel agencies to electronically search travel-related data such as schedules, availability, services and prices offered by our travel suppliers. Through our GDS, our travel agencies have access to approximately 465 airlines, 215 hotel chains and 40 car rental companies. Travel agencies access our GDS using hardware and software typically provided by us or a third party. We also provide technical support, training and other assistance to travel agencies. Travel agencies generally pay a fee for access to our GDS and for the equipment, software and services provided. However, this fee is often discounted or waived if the travel agency generates a specified number of bookings through our GDS during a specified time period. Additionally, we provide cash incentives or other inducements to a significant number of travel agencies as a means of facilitating greater use of our GDS.

        Our travel agencies consist of traditional travel agencies, online travel agencies and corporate travel departments.

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  Traditional Travel Agencies. Approximately 16,000 travel agency locations worldwide rely on us to plan, book and ticket travel for their customers, as well as manage travel information and agency operations. We provide traditional travel agencies with access to our GDS and customized hardware and software often utilizing Web-based technologies, in return for fees that typically vary inversely with productivity, as measured by the number of bookings generated by the traditional travel agency. Such fees are payable monthly over the term of the traditional travel agency's agreement with us, generally five years in the United States and three years in Europe. Some of our largest traditional travel agency customers include American Express, USA Gateway Travel and World Travel/BTI. Bookings generated by traditional travel agencies constituted approximately 60% of the bookings made through our GDS in 2002. Based upon our analysis of our 1,000 largest traditional travel agencies, the average relationship tenure among those traditional travel agencies is approximately eight years. In 2001 and 2002 and the first nine months of 2003, average turnover of our traditional travel agencies in North and South America was approximately 6%. Bookings from our top ten traditional travel agencies accounted for approximately 11% of our total bookings in 2002. No one traditional travel agency accounted for more than 5% of our total bookings in 2002.

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  Online Travel Agencies. We have contracts with approximately 50 online travel agencies, including long-term agreements with three of the five largest online travel agencies in the world (Expedia, Orbitz and Priceline). We act as the processing engine for our online travel agencies by providing information to and processing services for these online travel agencies' systems. Our services enable these online travel agencies to provide consumers with travel information and the ability to make travel reservations. Our online travel agency customers accounted for over 60% of all online travel agency airline bookings made in the United States in 2002. Bookings generated by online travel agencies constituted approximately 40% of the bookings made through our GDS in 2002. Bookings from our three largest online travel agencies accounted for approximately 37% of our total bookings in 2002. Our contracts with Expedia, Orbitz and Priceline expire in 2010, 2011 and 2007, respectively. In addition, we recently entered into an agreement with Hotwire, another leading online travel agency, to process its airline bookings through our GDS, converting all of Hotwire's airline bookings from Sabre's GDS to our GDS.

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  Corporate Travel Departments. We provide GDS-interconnected products and services to corporations through our Trip Manager product offering. Trip Manager allows corporate travel managers or employees to be active in travel planning, pre-travel decision-making and back-end travel expense reporting. Our various products provide corporations with tools to manage travel costs, to ensure employee compliance with corporate travel policies and to provide expense reporting, information regarding vendor relationships, ease of access for booking and quick and flexible distribution of tickets. In most cases, we work in conjunction with our traditional travel agencies in the installation of our travel products with corporations. Some of our largest corporate travel subscribers include Federated Department Stores, PNC Bank and The Home Depot.

Information Technology Services

        We provide a comprehensive suite of information technology, or IT, services to airlines, including: (i) internal reservation system services; (ii) flight operations technology services; and (iii) software development and licensing services, which includes custom development and integration. Our internal reservation system services include the operation, maintenance, development and hosting of an airline's internal reservation system and include seat availability, reservations, fares and pricing, ticketing and baggage services. The internal reservation system services we provide to our airline customers are a critical component of their operations because they are the means by which they sell tickets. Our flight operations technology services provide operational support to our airline customers, from pre-flight preparation through departure and landing. Some of these services include weight and balance, flight planning and tracking, passenger boarding, flight crew management, passenger manifests and cargo. Our software development services focus on creating innovative software for use in an airline's internal reservation system and flight operations systems. We intend to utilize our airline expertise to offer solutions to other industries that face similar complex operational issues and utilize similar technology platforms, including the airport, railroad, cruise, hotel and car industries.

        Our primary customers in the information technology services segment are Delta and Northwest. We have had IT services agreements in place with Delta and Northwest since 1994 and 1993, respectively. Pursuant to technology services agreements entered into with these two airlines at the closing of the Acquisition (called founder airline services agreements or FASAs), we will continue to fulfill the information technology requirements relating to the hosting of core internal reservation system services for each of Delta and Northwest during the term of the agreements. In addition, we provide contract software development and transaction processing services and other airline support services for each of these airlines. The FASAs contain minimum levels of software development services to be provided by us to each of Delta and Northwest. We also provide information technology services for approximately ten other airlines throughout the world, including Air Zimbabwe, Big Sky Airlines and Cayman Airways.

        We also provide airlines and other travel-related companies with specific internal reservation system products and services on a subscription basis. While some airlines elect to have their internal reservation system run by a single IT services provider, others prefer to outsource selected functions to multiple IT services providers. We have developed an array of products and services to meet the needs of airlines who use multiple providers, including Fares and Pricing (which is a fare-shopping tool that enables airlines to outsource fares and pricing functionality to us); Electronic Ticket Database (which is a database that enables airlines to outsource electronic ticketing storage and maintenance to us); and Worldspan Rapid RepriceSM (which is an automated solution that enables airlines to increase revenues and provide better service by recalculating fares when itineraries change).

Strategic Relationships

        In order to facilitate the delivery of leading technologies, products and services to our travel suppliers and our travel agencies, we have forged a number of relationships with leading companies. These strategic alliances have helped position us at the forefront of the travel distribution industry.

        Online Travel Agencies.    We have developed a strategy of partnering with online travel agencies rather than owning a proprietary online travel agency. Because we have avoided competing directly with online travel agencies, we believe that we are well positioned to take advantage of the channel shift in bookings to online travel agencies. We have long-term contracts with three of the five largest online travel agencies (Expedia, Orbitz and Priceline), which represented approximately 62% of the total U.S. online travel agency market share for airline bookings in 2002. In addition, we recently entered into an agreement with Hotwire, another leading online travel agency, to process its air bookings through our GDS, converting all of Hotwire's airline bookings from Sabre's GDS to our GDS.

        Delta and Northwest.    We believe that our marketing agreements with Delta and Northwest will assist us in attracting and retaining travel agencies and providing a high level of service to them. Pursuant to these agreements, each of Delta and Northwest have agreed to continue to provide marketing support for our GDS with respect to travel agencies in North and South America (in the case of Delta) and the U.S. and Japan (in the case of Northwest). The marketing support from these airlines is exclusive to us in these territories for a period of three years in the case of Delta and four years in the case of Northwest, with the exclusivity commitment from these airlines subject to us satisfying booking fee pricing requirements for our GDS services for each of those two airlines. In addition, the marketing agreements contain commitments from each of Delta (for a period of three years) and Northwest (for a period of four years) not to terminate its participation in our GDS unless it first terminated its participation in the GDSs of Amadeus, Galileo and Sabre, subject to us satisfying certain GDS booking fee pricing and other requirements. Each of Delta (for a period of three years) and Northwest (for a period of four years) also agreed to provide to us no less functionality, inventory, inventory controls or information related thereto in any given country than such airline provides to any other current GDS in that country and to provide to us all fares that it makes available to any other current GDS for distribution to all such other GDS's subscribers on the same terms and conditions, in each case subject to us satisfying certain GDS booking fee pricing and functionality requirements.

        IBM.    We have entered into an asset management agreement with IBM which expires in June 2007. The agreement allows us to purchase IBM software, services and hardware at favorable prices. As a result of this agreement, we believe that we will be able to increase our processing and computer capabilities without a significant increase in associated software and hardware costs.

Customers

        Our travel supplier base includes approximately 465 airlines, 215 hotel chains and 40 car rental companies. The table below depicts our largest travel suppliers in the airline, car rental and hotel chain categories in 2002.

Airlines	Car Rental Companies	Hotels
American Airlines	Avis	Courtyard by Marriott
Delta Air Lines	Budget	Hampton Inns
Northwest Airlines	Dollar	Hilton Hotels
United Airlines	Hertz	Holiday Inn
US Airways	National	Marriott Hotels

Our top five and top ten travel suppliers (all of which are airlines) represented approximately 55% and 67%, respectively, of our total revenues in 2002.

        Our travel agencies include approximately 16,000 traditional travel agency locations in more than 70 countries and approximately 50 online travel agencies, including four of the six largest online travel agencies in the world. The table below depicts our largest travel agencies in the traditional travel agency and online travel agency categories in 2002.

Traditional	Online
American Express	Expedia
MyTravel Group	Lastminute.com
Northwestern Travel Management	Orbitz
USA Gateway Travel	Priceline
World Travel/BTI	Site 59

Our top five and top ten travel agencies generated approximately 41% and 46%, respectively, of our total bookings in 2002.

Sales and Marketing

        Our sales and support professionals are located in more than 25 countries and are responsible for maintaining the relationship and growing the business with our large and diverse constituencies of travel suppliers and travel agencies. We employ a dedicated sales and customer support force which specializes in meeting the needs of our travel suppliers and travel agencies.

        Travel Agencies.    We maintain teams of sales and support professionals to service each type of travel agency customer. Dedicated account management teams, consisting of business development, technical support and operational support specialists, maintain the relationship and support the needs of our largest consumer online travel agencies, including Expedia, Hotwire, Orbitz and Priceline. These sales and support professionals are focused on tailoring our e-commerce and other capabilities to meet the specific and unique needs of our online travel agencies. In addition, as corporate travel departments and government agencies look to reduce costs and improve efficiency in travel procurement through activities such as the use of online booking tools on the corporate desktop, we have employed a dedicated sales force to promote the use of our Trip Manager product by these entities.

        Our traditional travel agency sales group segments our traditional travel agencies by size and geography. Sales and support professionals contact or visit our traditional travel agencies on a regular basis to promote usage of our GDS, introduce new products and services and negotiate contract renewals. Sales people also call on specifically targeted travel agencies to negotiate and facilitate their use of our GDS. For our largest and most important travel agencies, we employ dedicated strategic accounts sales groups. Most of our smaller traditional travel agencies receive their sales and service support through an efficient and cost-effective inside sales telemarketing group.

        Travel Supplier/Information Technology Services.    Our travel supplier sales and support professionals maintain our business relationships with the hundreds of travel industry suppliers that distribute services electronically. This group also sells our hosting, information technology and transaction-based services. They focus on meeting the needs of their customers on a segmented basis. Dedicated hotel and car industry salespeople serve those respective customers, while airline distribution salespeople sell to airline customers and potential customers. We also maintain a separate team of hosting, information technology and transaction-based salespeople to market the specific services that we offer to airlines and others.

Competition

        GDS Market.    The marketplace for travel distribution is large, multi-faceted and highly competitive. In the GDS market, we compete primarily with three other GDS companies: Amadeus, Galileo and Sabre. Our share of the GDS airline market, based upon 2002 airline bookings, totaled approximately 29% in the U.S. and approximately 16% worldwide. Each of our primary competitors offers products and services similar to ours. We believe competition in the GDS market occurs primarily on the basis of the following criteria:

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  Travel supplier and travel agency relationships;

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  Product features, functionality and performance;

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  Travel supplier participation levels and availability of inventory;

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  Technology;

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  Customer and marketing support;

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  Global service capability; and

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  Service, prices and inducements to travel agencies.

        In addition to making their travel-related products and services available through a GDS, travel suppliers are increasingly utilizing alternate channels of distribution designed to directly connect with consumers without the use of a GDS, which may shift business away from us. One alternate method involves travel suppliers giving consumers direct access to their inventory. Examples of this method include travel supplier proprietary websites, internal reservation call centers and ticket offices. A second alternate method involves travel suppliers providing their inventory directly to online and traditional travel agencies without the use of a GDS. Recent examples of this include participation by several airlines, such as American, Continental Airlines and Northwest in a direct connect link with Orbitz. The creation of travel supplier joint ventures, such as Orbitz (owned by major U.S. airlines), Opodo (controlled by large European airlines and Amadeus) and Travelweb (owned primarily by several U.S. hotel chains), could enhance development of this method.

        Although we potentially face new competitors, there are several barriers to entry into the GDS business, including:

  •
  the costs and length of time required to assemble the hardware complexes, develop the sophisticated intellectual property of a GDS, and compile the needed databases of travel information;

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  the costs and length of time required to establish new relationships and negotiate distribution agreements with a wide range of travel suppliers; and

  •
  the costs and length of time required to establish new relationships and negotiate agreements with travel agencies, which are generally operating under multi-year contracts with existing GDSs and which incur switching costs in converting to a new GDS.

        Information Technology Services Market.    Competition within the information technology services market is segmented by the type of service offering. Internal reservation and other system services competitors include Amadeus, EDS, Navitaire, Sabre and Unisys/SITA, as well as airlines that provide the services and support for their own internal reservation system services and also host external airlines, such as Aer Lingus's Astral System or KLM's Corda system. Competitors for data center and network outsourcing services include EDS, Galileo, IBM, Sabre and Unisys/SITA. Our primary competitors for information technology consulting include Accenture, Booz, Allen & Hamilton Consulting, Cap Gemini, Ernst & Young, CSC, EDS, IBM, Sabre and Unisys.

Technology and Operations

        We continuously invest in technology, software and hardware. We believe that we will benefit from economies of scale as our technology and infrastructure are readily expandable and can support incremental volume without significant additional investment. Our GDS is capable of sustained processing of more than 8,000 peak messages/transactions per second with currently installed hardware. For the first nine months of 2003, the average transaction rate for our TPF systems was 3,552 transactions per second. The physical plant is continually being advanced to leverage technologies that improve our efficiency, performance, speed to market, reliability, security and uptime requirements.

        Significant efforts over the last three years have moved our infrastructure from one supporting primarily legacy technology protocols and platforms to one focused on IP-based technologies. This has been key to enabling creation of a hybrid computing environment that leverages TPF for very high volume transaction processing but supports seamless incorporation of more open platforms. This hybrid environment provides quicker time to market, options to use third-party software products, richer content support and cost effective hardware choices when very high transaction volumes are not an issue.

        We manage a large data network interconnecting customers around the globe. We partner with key global network suppliers to deliver a range of network options to match our diverse customer base. The network solutions are optimized for the location, capacity, reliability and business goals of the customer. We offer two categories of IP-based network solutions. The first leverages the Internet to provide a low cost, high value solution, and the second provides customers with a private managed frame relay network to allow predictable capacity, high availability and security.

        We have designed and implemented our Internet network to assure the availability of this strategic connection to the travel marketplace. Our connection to the Internet is maintained through AT&T and UUNet. We use Internet connectivity to provide solutions for internal corporate access, business partner connections and consumer access to both Worldspan hosted and branded Internet products and services.

        We have been a leader in adopting internet protocol, or IP, networks to support our growth and lower our costs. Through partnerships with global network providers, our customers are able to manage capacity and security issues via standard, open IP-based technologies. We utilize two primary network providers (AT&T and SITA) to provide a frame relay network to connect customers to our data center. AT&T provides services for the North American market, except for Mexico where UUNet provides coverage, and SITA provides services in Europe, the Middle East, Africa and Asia. In some smaller markets local providers provide network services to our customers.

Properties

        The table below provides a summary of our principal facilities as of September 30, 2003.

Location	Total Square Feet	Leased or Owned	Principal Function
Atlanta, Georgia	333,063	Leased	Headquarters & administration
Atlanta, Georgia	120,000	Leased	Data center
London, England	23,980	Leased	Office space
Kansas City, Missouri	200,000	Leased	Office space
Ft. Lauderdale, Florida	21,102	Leased	Office space
Mexico City, Mexico	12,099	Leased	Office space

        Some of our office leases are on month-to-month renewals, with our primary office leases expiring during various times from December 2004 to November 2005, subject to renewal options. Our data center lease with Delta expires in 2022. In addition, we have an additional 77,857 square feet leased for 36 office locations around the world. We are currently exploring options to renew our existing headquarters lease or to relocate our headquarters when our lease expires in December 2004, and we believe that we will be able to enter into a satisfactory arrangement prior to the expiration. We believe that our other offices and data center are adequate for our immediate needs and that additional or substitute space is available if needed to accommodate growth and expansion.

Employees

        At November 1, 2003, we had a worldwide staff of approximately 2,560 employees. Of these, approximately 1,450 were located at our headquarters and data center in Atlanta, Georgia and approximately 585 were located in Kansas City, Missouri. Other larger employee facilities include an office in London, England with approximately 165 employees, an office in Ft. Lauderdale, Florida with about 75 employees, and an office in Mexico City, Mexico with about 50 employees. The balance of the employees are located in smaller facilities in Europe, South America, the Middle East and Asia or are based in field locations and work out of their homes.

        Our employees perform a large number of functions including applications and systems programming, data center and telecommunications operations and support, marketing, sales, customer training and support, finance, human resources, and administration. We have organized our employees into the following seven worldwide areas, each with the specified number of employees as of November 1, 2003: Product Solutions—1,075 employees; Technology Operations—480 employees; Travel Distribution—620 employees; e-Commerce—70 employees; Travel Supplier Services—85 employees; Finance—170 employees; Product Planning—20 employees; Legal, Human Resources and Marketing Communications—40 employees. We consider our current employee relations to be good. None of our employees is represented by a labor union.

GDS Industry Regulation

        The GDS industry is regulated by the U.S., the European Union ("E.U.") and other countries in which we operate. The U.S. Department of Transportation ("DOT") and the European Commission ("EC") are the relevant regulatory authorities in the U.S. and the E.U., respectively. These regulations in the U.S., E.U. and other countries generally address the relationships between GDSs, on one hand, and airlines and travel agencies meeting the requirements for a subscriber under the applicable regulations ("Covered Subscribers"), on the other. The regulations also address the participation of airline GDS owners in other GDSs. The DOT regulations do not address relationships with non-airline participants. In general, the GDS rules are directed at regulating competitive practices in the electronic travel distribution marketplace. Among the major principles generally addressed in the current regulations are:

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  Displays of airline information;

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  Treatment of airlines and airline information by GDSs;

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  Non-discrimination in fees charged to airlines for GDS products and services;

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  Participation by airlines owners of a GDS in other GDSs;

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  Relationships with Covered Subscribers; and

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  Use of third-party hardware, software and databases.

        One principal requirement of the regulations is that GDSs must provide computer-screen displays of airline services that are non-discriminatory and based on objective criteria. This means that any GDS subject to the regulations (a "Covered GDS") must provide a display that does not use airline identity in ordering the display of services. A Covered GDS is generally required to offer the same fees to all airlines for the same level of service, to update information for all participating airlines with the same degree of care and timeliness and to provide marketing and booking information to participating airlines on non-discriminatory terms. In addition, if a Covered GDS offers any enhancements to an airline that is an owner of that GDS, then it is required to offer the enhancements to other airlines on a non-discriminatory basis. Under the DOT's existing interpretations of its regulations, all four primary GDSs are covered by such regulations.

        The regulations also govern relationships between Covered GDSs and Covered Subscribers. The DOT GDS regulations mandate, among other things, that contracts between Covered Subscribers and a Covered GDS may be for no more than five years and a three year term must also be offered. The EC rules provide that subscriber contracts must allow the Covered Subscriber to terminate the contract on three months' notice after the first year of the agreement. The rules also prohibit a Covered GDS from impeding a Covered Subscriber's use of another system by, for example, requiring the Covered Subscriber to use the GDS to make a designated minimum number of bookings or requiring the Covered Subscriber to lease a certain number or percentage of computer terminals based upon the number of bookings made or the number of terminals leased from another GDS.

        The rules prohibit GDS-owner airlines from linking the payment of commissions to Covered Subscribers to the Covered Subscriber's use of the GDS of which the airline is an owner and from requiring a Covered Subscriber to use the GDS of which the airline is an owner. Further, a Covered GDS may not ban Covered Subscribers from using hardware or software provided by third parties in connection with the system's equipment, unless that hardware or software threatens to impair the integrity of the system.

        The DOT regulations require any GDS-owner airline to participate in competing airline-affiliated systems at the same level as it does in its affiliated system. Furthermore, Covered GDSs must provide data related to bookings through its system to participating airlines that is as complete, accurate and timely as the information given to its airline owners.

        The DOT is currently engaged in a comprehensive review of its rules governing GDSs. On November 15, 2002, the DOT published a notice of proposed rulemaking ("NPRM") as part of this comprehensive review. The NPRM outlines several possible changes to the DOT regulations, including the following:

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  applying the DOT regulations to all GDSs (regardless of ownership or marketing agreements) instead of only to air carriers that own, control or market a GDS as the current DOT regulations provide;

  •
  not extending the U.S. regulations to cover distribution practices by airlines and Covered Subscribers on the Internet;

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  eliminating the mandatory participation rule, which requires all GDS-owner airlines (an airline that owns 5% or more of a GDS) to participate in competing systems at the same level at which they participate in the systems they own, provided that the terms are "commercially reasonable";

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  eliminating the non-discrimination rule that requires GDSs to charge each participating carrier the same amount for the same services;

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  modifying or eliminating the practice of productivity pricing in GDS-Covered Subscriber contracts;

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  prohibiting GDSs from using contract provisions which prohibit Covered Subscribers from using GDS-owned equipment to access other GDSs;

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  prohibiting liquidated damages clauses that require Covered Subscribers to pay back booking fees allegedly lost because of the Covered Subscriber's use of a different GDS;

  •
  either retaining the current rule that GDSs may not offer a contract term to Covered Subscribers in excess of five years, reducing the maximum length of a Covered Subscriber contract to three years or allowing a Covered Subscriber to cancel a contract on three months' notice any time after the agreement has been in effect for a year; and

  •
  either prohibiting GDSs from releasing data on bookings made by individual Covered Subscribers or prohibiting GDSs from releasing data on bookings for airlines that have not consented to the release of data on their bookings.

        The NPRM is not the final rule. Comments on the NPRM were filed by many interested parties, including us on March 17, 2003. The DOT also held an oral hearing on this matter on May 22, 2003, at which we presented oral argument. The DOT has extended the effectiveness of the current rules until January 31, 2004 to allow sufficient time for the DOT to review the comments filed. It is unclear at this time what changes, if any, will be made to the U.S. regulations. The DOT has announced that it anticipates that its review will be completed by December 31, 2003.

        The EC has also begun the process of reviewing their GDS regulations for possible changes, including eliminating some or all of these regulations. The EC has not yet published any proposed new GDS regulations, and it is unknown when or if the EC may issue proposed and/or final regulations or what form they may take. There are also GDS regulations in a number of other countries, including Canada and Peru, and there is a possibility of additional regulation in other jurisdictions. Several countries have examined, or continue to examine, the possibility of GDS regulation including Brazil, Australia, and some Middle Eastern countries.

Other Regulation

        There also exists data privacy regulation in numerous jurisdictions around the world, including the E.U. Data Protection Directive (and variations of this Directive in the E.U. Member States). This legislation is intended to protect the privacy of personal data that is collected, processed and transmitted in or from any E.U. country. Enforcement takes place under the force of national legislation of the E.U. Member States. The E.U. also adopted changes to the E.U. GDS regulations to include new provisions pertaining to data privacy. It is expected that our business will continue to be impacted by data privacy regulation.

        We may be impacted by regulations affecting issues such as exports of technology, telecommunications and electronic commerce. Some portions of our business, such as our Internet-based travel marketing and distribution, may be affected if regulations are adopted in these areas. Any such regulations may vary among jurisdictions. We believe that we are capable of addressing these regulatory issues as they arise.

        In addition, we are subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment, health and safety and labor. Based on continuing internal review and advice from independent consultants, we believe that we are currently in substantial compliance with applicable environmental requirements and health and safety and labor laws. We do not currently anticipate any material adverse effect on our operations, financial condition or competitive position as a result of our efforts to comply with environmental requirements.

Legal Proceedings

        In September 2003, Orbitz, one of our principal online customers, notified us of its intention to terminate its agreement with us effective October 31, 2003. Orbitz based its decision on an alleged material service level failure by us under the agreement. We disagree that Orbitz has the right to terminate the agreement due to our performance and notified Orbitz of our position. In October 2003, Orbitz rescinded its notice of contract termination. Nevertheless, we and Orbitz continue to discuss our disagreements regarding the agreement and currently are engaged in a dispute mechanism process as prescribed in the agreement, which calls for management discussions and then non-binding mediation between the parties prior to any potential legal action. A termination of the Orbitz agreement could have a material impact upon Worldspan's financial position or results of operations.

        During the quarter ended September 30, 2003, we received multiple assessments totaling €39.5 million from the tax authorities of Greece relating to tax years 1993-2000. We are currently in the process of filing appeals of these assessments, the outcome of which is currently uncertain. The purchase agreement provides that each of the seller airlines shall severally indemnify TTPC on a net after-tax basis from and against any of our taxes related to periods prior to the Acquisition. We have informed the seller airlines of the receipt of these assessments and the indemnity obligation of the seller airlines under the purchase agreement. Because of this indemnity, we believe that amounts paid, if any, to settle this assessment will be reimbursed by the seller airlines and will not have an impact upon our financial position or results of operations.

        We are involved in various other litigation proceedings as both plaintiff and defendant. In the opinion of our management, none of these other litigation matters, individually or in the aggregate, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property Rights

        We use software, business processes and other proprietary information to carry out our business. These assets and related copyrights, trade secrets, trademarks, patents and intellectual property rights are significant assets of our business. We rely on a combination of copyright, trade secret, trademark and patent laws, confidentiality procedures and contractual provisions to protect these assets. Our software and related documentation are protected under trade secret and copyright laws where appropriate. We also seek statutory and common law protection of our trademarks where appropriate. In addition, we are seeking patent protection for key technology and business processes of our business. The laws of some foreign jurisdictions provide less protection than the laws of the United States for our proprietary rights. Unauthorized use of our intellectual property could have a material adverse effect on us and there can be no assurance that our legal remedies would adequately compensate us for the damages to our business caused by such use.

MANAGEMENT

Directors and Executive Officers

        We are a wholly-owned subsidiary of TTPC, whose stockholders include CVC, OTPP, their respective affiliates and members of our senior management.

        Our executive officers and directors are as follows:

Name	Age	Position
Rakesh Gangwal	50	President and Chief Executive Officer and Director
M. Gregory O'Hara	37	Executive Vice President—Corporate Planning and Development and Director
Douglas L. Abramson	53	Senior Vice President—Human Resources, General Counsel and Secretary
Ninan Chacko	38	Senior Vice President—Product Planning
David Lauderdale	43	Chief Technology Officer and Senior Vice President—Technical Operations
Jesse M. Liebman	55	Senior Vice President—Strategic Planning
Vela McClam-Mitchell	49	Senior Vice President and General Manager—Worldwide Travel Supplier Services
Dale Messick	39	Senior Vice President and Chief Financial Officer
Michael B. Parks	44	Senior Vice President and General Manager—Worldwide Travel Distribution
Susan J. Powers	53	Chief Information Officer and Senior Vice President—Worldwide Products Solutions
Charles J. Sullivan	38	Senior Vice President and General Manager—e-Commerce
Paul J. Blackney	56	Director
Shael J. Dolman	32	Director
Ian D. Highet	38	Director
James W. Leech	56	Director
Dean G. Metcalf	48	Director
Paul C. Schorr IV	36	Director
Joseph M. Silvestri	42	Director
David F. Thomas	53	Director

        Rakesh Gangwal, President and Chief Executive Officer and Director. Mr. Gangwal has been our Chairman of the Board, Chief Executive Officer and President since the closing of the Acquisition in June, 2003. From 2001 until June, 2003, Mr. Gangwal was involved in a variety of business endeavors, including most recently the Transactions. From 1998 to 2001, Mr. Gangwal was President and Chief Executive Officer of U.S. Airways. From 1996 to 1998, Mr. Gangwal was President and Chief Operating Officer of U.S. Airways. U.S. Airways filed for voluntary bankruptcy under Chapter 11 in August 2002, nine months after Mr. Gangwal's departure, and emerged from bankruptcy in March 2003. From 1994 to 1996, Mr. Gangwal was Executive Vice President of Planning and Development for Air France. From 1984 to 1994, he held a variety of executive management positions at United Airlines, including Senior Vice President of Planning between 1992 and 1994. Mr. Gangwal holds a Bachelor of Technology in mechanical engineering from The Indian Institute of Technology, Kanpur, India and holds an MBA from the University of Pennsylvania's Wharton School. Mr. Gangwal is a director of Boise Cascade Corporation.

        M. Gregory O'Hara, Executive Vice President—Corporate Planning and Development and Director. Mr. O'Hara has been our Executive Vice Presidents—Corporate Planning and Development since the closing of the Acquisition in June, 2003. From 2000 until June, 2003, Mr. O'Hara worked on a variety of private equity projects. He served as a Senior Vice President of Sabre, Inc. from 1997 to 2000, where he was responsible for deal initiation, strategy and design function. From 1995 to 1996, Mr. O'Hara was an Associate with Perot Systems Corporation. From 1991 to 1995, he was the President and Founder of Advanced Systems International. Mr. O'Hara holds an MBA from Vanderbilt University.

        Ninan Chacko, Senior Vice President—Product Planning. Mr. Chacko has been our Senior Vice President—Product Planning since October 2003. From 2002 to October 2003, Mr. Chacko served as Senior Vice President of Emerging Business at Sabre Holdings, Inc. From 1997 to 2002, Mr. Chacko served in a variety of management roles at Sabre Inc., including Senior Vice President of Marketing for Travel Marketing and Distribution. Mr. Chacko holds Bachelor of Science and Master of Science degrees in aerospace engineering from the University of Kansas. He also graduated from Harvard Business School's Advanced Management Program.

        Douglas L. Abramson, Senior Vice President—Human Resources, General Counsel and Secretary. Mr. Abramson has been our Senior Vice President—Human Resources, General Counsel and Secretary since our formation in 1990. Mr. Abramson has responsibility for all of our legal and government affairs and human resources activities. During our transition to a new CEO in 1999, Mr. Abramson served as our co-CEO. Prior to joining us in 1990, Mr. Abramson was a Senior Attorney for Delta from 1975 to 1990. Mr. Abramson holds a Bachelor of Science in economics from the University of Pennsylvania's Wharton School and a Juris Doctorate from Emory University Law School. Mr. Abramson will be retiring at the end of 2003 but is expected to remain with us as a consultant through the first four months of 2004.

        David Lauderdale, Chief Technology Officer and Senior Vice President—Worldwide Technical Operations.    Mr. Lauderdale has been with us since 1993, most recently serving as our Chief Technology Officer and Senior Vice President—Worldwide Technical Operations. From 1997 to 2001, Mr. Lauderdale served as our Director—Worldwide E-Commerce and Communications Infrastructure, where he initiated and led the effort to TCP/IP-enable our global distribution network. From 1996 to 1997, Mr. Lauderdale served as our Director—Communications Software. From 1994 to 1996, Mr. Lauderdale was our Director—Computer Operations. Prior to joining us in 1993, Mr. Lauderdale served as Manager—Technical Services for PARS Service Partnership.

        Jesse M. Liebman, Senior Vice President—Strategic Planning.    Mr. Liebman joined us in 1992 and has been our Senior Vice President—Strategic Planning since January 2003. From June 2002 to December 2002, he served as our Senior Vice President—Strategic Projects. From 2000 to June 2002, Mr. Liebman served as our Senior Vice President and General Manager—Worldwide Travel Supplier Services. Mr. Liebman began his career with us as Vice President of Planning and Business Development. Prior to joining us, Mr. Liebman held various executive positions in corporate planning with United Technologies Corporation, Continental Airlines and TWA. He began his career in 1972 in TWA's finance organization. Mr. Liebman holds a Bachelor of Science degree from Georgetown University's School of Foreign Service and an MBA from Columbia University. Mr. Liebman will be retiring at the end of 2003 but is expected to remain with us as a consultant through the first nine months of 2004.

        Vela McClam-Mitchell, Senior Vice President and General Manager—Worldwide Travel Supplier Solutions.    Ms. McClam-Mitchell has been with us since 1993, most recently serving as our Senior Vice President and General Manager—Worldwide Travel Supplier Services since June 2002. From 2001 to 2002, Ms. McClam-Mitchell served as our Vice President—Worldwide E-Commerce Business Development. From 1998 to 2001, Ms. McClam-Mitchell served as Vice President—E-Commerce for Corporate and Consumer Markets. Ms. McClam-Mitchell joined us in 1993 as Director—Associate Sales and Marketing. From 1992 to 1993, Ms. McClam-Mitchell was Director of Industry Sales Programs for Northwest. From 1981 to 1992, Ms. McClam-Mitchell held various marketing management positions with Hughes Aircraft Company, Honeywell Inc. and Data Transformation Corp. Ms. McClam-Mitchell holds an MBA in general management from Pepperdine University, a Master of Science in physiology from Howard University, and a Bachelor of Science in education from Claflin College.

        Dale Messick, Senior Vice President and Chief Financial Officer.    Mr. Messick has been our Senior Vice President and Chief Financial Officer since 1997. From 1993 to 1996, Mr. Messick was our Director—Finance and Accounting. From 1986 to 1993, Mr. Messick held several positions at Price Waterhouse, where he began his career in finance. While at Price Waterhouse, he served as audit manager, responsible for financial audits and related services for numerous clients in the manufacturing and service industries, including us. Mr. Messick holds a Bachelor of Business Administration in accounting from the College of William & Mary.

        Michael B. Parks, Senior Vice President and General Manager—Worldwide Travel Distribution. Mr. Parks has been our Senior Vice President and General Manager—Worldwide Travel Distribution since 2000. From 1997 to 2000, Mr. Parks served as Senior Vice President, Electronic Travel Distribution for Europe, the Middle East and Africa at Sabre. While in this position at Sabre, he directed all aspects of Sabre's electronic travel distribution initiatives, including marketing, sales and product management activities throughout that region of the world. From 1993 to 1997, Mr. Parks served as Senior Vice President for Sabre's Latin American and Caribbean division. Mr. Parks joined Sabre in 1993 after holding various travel technology and sales management positions with Galileo and United Airlines in North America, Europe and Latin America. He holds a Bachelor of Arts in public administration and political science, as well as a licenciado in inter-American studies from the University of the Pacific.

        Susan J. Powers, Chief Information Officer and Senior Vice President—Worldwide Product Solutions.    Ms. Powers joined us in 1993 and is currently our Chief Information Officer and Senior Vice President—Worldwide Product Solutions. From 1996 to 2001, she served as our Senior Vice President—Worldwide E-Commerce and Vice President—Sales. From 1993 to 1996, she served as our Vice President—Product and Associates Marketing. From 1991 to 1993, Ms. Powers was Director of Marketing and Distribution for Northwest. Ms. Powers holds a Bachelor of Science in mathematics from Southern Illinois University and an MBA from Northern Illinois University.

        Charles J. Sullivan, Senior Vice President and General Manager—e-Commerce.    Mr. Sullivan has been our Senior Vice President and General Manager—e-Commerce since 2002. From 2000 until 2002, Mr. Sullivan was Senior Vice President—Business Services and Strategic Planning with oversight of our Worldwide Service Delivery and Technical Services and Logistics. From July 1999 to December 1999, Mr. Sullivan was responsible for business development and planning for the American Medical Association. From 1990 to 1999, Mr. Sullivan held various management positions at Galileo and Apollo Travel Services. During his tenure at Galileo, he directed the company's business planning and analysis in North America, overseeing new product implementation and customer services business operations. Mr. Sullivan holds a Bachelor of Science in finance from Northern Illinois University and an MBA from DePaul University in Chicago.

        Paul J. Blackney, Director.    Mr. Blackney was our President and Chief Executive Officer from 1999 until the closing of the Acquisition. Upon the closing of the Acquisition, Mr. Blackney stepped down as our President and Chief Executive Officer and has continued as a member of our Board of Directors. In addition, Mr. Blackney is presently acting as a consultant to us. From February 1999 to October 1999, Mr. Blackney was the Senior Vice President—Publishing & Business Services at the American Medical Association. From July 1997 to February 1999, he was the Chief Executive Officer of The Fort Street Company. From 1993 to 1997, Mr. Blackney was the Chief Executive Officer of Apollo Travel Services. Prior to that, he was Senior Vice President of Business Operations for Covia Partnership (which subsequently combined with Galileo). Mr. Blackney holds a Bachelor of Arts in political science from the University of Michigan.

        Shael J. Dolman, Director.    Mr. Dolman is a Portfolio Manager at Teachers' Merchant Bank, the private equity arm of OTPP. Mr. Dolman joined OTPP in 1997 after working in Commercial and Corporate Banking at a Canadian chartered bank. Mr. Dolman received his Bachelor of Arts from University of Western Ontario and his MBA from McGill University. He is a director of ServiceCo Holdings Inc.

        Ian D. Highet, Director.    Mr. Highet is a Partner at CVC. He joined CVC in 1998 after working in mergers and acquisitions at Primedia (formerly K-III Communications). Mr. Highet received his Bachelor of Arts (cum laude) from Harvard College and his MBA from Harvard Business School. He is a director of Valor Telecommunications, LLC.

        James W. Leech, Director.    Mr. Leech is the Senior Vice President at Teachers' Merchant Bank, the private equity arm of OTPP. He joined OTPP in 2001. Previously, he was President and CEO of InfoCast Corporation, an Application Service Provider in the eLearning and Call Centre businesses, (1999 - 2001); Vice-Chair and Co-Founder of Kasten Chase Applied Research Inc., a data security company (1992 - 2001); and President and CEO of Union Energy Inc., one of North America's largest energy companies (1986 - 1992). From 1979 to 1988, Mr. Leech was President of Unicorp Canada Corporation, one of Canada's first public merchant banks. Mr. Leech graduated from the Royal Military College of Canada with a BSc. (Honours Mathematics and Physics) and holds an MBA from Queen's University. His directorships include Yellow Pages Group, Chemtrade Logistics Inc, Harris Steel Group Inc. and Grocery Gateway Inc.

        Dean G. Metcalf, Director.    Mr. Metcalf is a Vice President at Teachers' Merchant Bank, the private equity arm of OTPP. He joined OTPP in 1991. Previously, he worked in commercial and corporate lending for several years and, in particular, provided acquisition financing for mid-market buyouts. Mr. Metcalf received a BA and MBA from York University. He is a director of Shoppers Drug Mart Corporation, Maple Leaf Sports and Entertainment, and Yellow Pages Group.

        Joseph M. Silvestri, Director.    Mr. Silvestri is a Partner at CVC. He joined CVC in 1990 after working at Lamar Companies in private equity investments. Mr. Silvestri received his B.S. from Pennsylvania State University and his MBA from Columbia Business School. He is a director of Delco Remy International Inc., Euramax International, Inc., MacDermid, Incorporated and The Triumph Group, Inc.

        Paul C. Schorr IV, Director.    Mr. Schorr is a Managing Partner at CVC. He joined CVC in 1996 after working as a consultant with McKinsey & Company, Inc. Mr. Schorr received his Bachelor of Science in Foreign Service (magna cum laude) from Georgetown University's School of Foreign Service and MBA with Distinction from Harvard Business School. He is a director of AMI Semiconductor Inc., ChipPac Inc., Fairchild Semiconductor International, Inc. and Kemet Corporation.

        David F. Thomas, Director.    Mr. Thomas is the President of CVC. He joined CVC in 1980. Previously, he held various positions with Citibank's Transportation Finance and Acquisition Finance Groups. Prior to joining Citibank, Mr. Thomas was a certified public accountant with Arthur Andersen & Co. Mr. Thomas received degrees in finance and accounting from the University of Akron. He is a director of Flender GmbH and Winergy AG.

Board Composition

        The stockholders agreement among CVC, certain of its affiliates, OTPP and other stockholders of TTPC which was entered into at the closing of the Transactions provides that our board of directors will consist of ten members, including five designees of CVC, three designees of OTPP, our President and Chief Executive Officer and one additional member, who initially will be Paul J. Blackney. These rights of designation will expire when the initial ownership of these stockholders falls below defined ownership thresholds. Pursuant to the stockholders agreement, the board of directors may not take certain significant actions without the approval of each of CVC and OTPP for so long as such stockholders, and their permitted transferees under the stockholders agreement, hold a defined ownership threshold.

Board Committees

        The board of directors will have an audit committee and a human resources committee. The audit committee consists of Messrs. Highet, Metcalf and Thomas. The audit committee will review our financial statements and accounting practices and make recommendations to our board of directors regarding the selection of independent auditors.

        The human resources committee of the board of directors consists of Messrs. Leech, Schorr and Silvestri. The human resources committee will make recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administer our employee benefit plans.

Compensation of Directors

        Directors who are also our employees will not receive compensation for service on our board of directors. Each of our other directors will receive a fee of $25,000 per year for their service on our board of directors.

Compensation of Executive Officers

        The following table summarizes compensation awarded or paid by us during 2002, 2001 and 2000 to our President and Chief Executive Officer and our four next most highly compensated executive officers.

Summary Compensation Table

Long-Term Compensation
		Annual Compensation			Payouts
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	LTIP Payouts(3)	All Other Compensation(4)
Paul J. Blackney President and Chief Executive Officer	2002 2001 2000	$401,603 384,519 368,750	$1,647,870 425,000 150,000	$ — — 155,512	$184,462 345,000 225,000	$3,096 3,225 1,656
Douglas L. Abramson Senior Vice President—Legal and Human Resources, General Counsel and Secretary	2002 2001 2000	273,158 242,281 229,667	1,020,128 382,067 141,500	— — —	74,805 152,852 179,402	4,799 4,770 4,710
Sue Powers Senior Vice President—Worldwide Product Solutions	2002 2001 2000	247,352 219,808 201,046	933,099 346,875 135,000	— — —	68,580 138,750 161,250	4,892 4,696 4,659
Dale Messick Senior Vice President and Chief Financial Officer	2002 2001 2000	207,654 185,617 170,837	784,805 292,377 127,500	— — —	57,607 117,001 128,001	4,293 3,985 3,899
Michael B. Parks Senior Vice President and General Manager—Worldwide Travel Distribution	2002 2001 2000	222,168 207,108 154,245	634,338 103,350 503,184	— — —	17,804 — —	4,716 994 527

(1)
The amounts reported as "Bonus" for 2002, 2001 and 2000 include bonuses paid as executive incentive compensation. The amounts reported as "Bonus" for 2002 and 2000 include payments on retention bonuses. The amounts reported as "Bonus" for 2002 and 2001 include payments on an equity recognition bonus. The executive incentive compensation bonuses for the years ended December 31, 2002, 2001 and 2000, respectively, were as follows: Mr. Blackney—$597,870, $225,000 and $150,000; Mr. Abramson—$359,624, $134,063 and $85,000; Ms. Powers—$333,099, $121,875 and $85,000; Mr. Messick—$279,803, $102,375 and $85,000 and Mr. Parks—$286,218, $103,350 and $248,800. The retention bonus payments for the years ended December 31, 2002 and 2000, respectively, were as follows: Mr. Blackney—$1,050,000 and $0; Mr. Abramson—$412,500 and $56,500; Ms. Powers—$375,000 and $50,000; Mr. Messick—$315,000 and $42,500; and

  Mr. Parks—$348,120 and $0. The equity recognition bonuses were earned at the earlier of (i) a change-in-control of the company; (ii) an initial public offering of our common stock; or (iii) June 30, 2001 and entitled the named executive officer to a bonus equal two (2) times his or her salary. Fifty percent (50%) of the bonus was paid in 2001 and fifty percent (50%) was paid in 2002. The equity recognition bonus payments for the years ended December 31, 2002 and 2001, respectively, were as follows: Mr. Abramson—$248,004 and $248,004; Ms. Powers—$225,000 and $225,000; and Mr. Messick—$190,002 and $190,002. The equity recognition bonuses were awarded based upon continued employment on June 30, 2001 and not due to any change-in-control of the company. In 2001, Mr. Blackney received an additional bonus in the amount of $200,000. In 2000, Mr. Parks received a sign-on bonus in the amount of $200,000 and an additional bonus of $54,384.

(2)
The $155,512 reported as "Other Annual Compensation" for Mr. Blackney for 2000 consisted of $97,827 of expenses related to Mr. Blackney's relocation to the our headquarters and $57,685 of personal travel pursuant to our travel privilege program. The value of certain prerequisites and other personal benefits for the other named executive officers is not included in the amounts disclosed because it did not exceed for any such named executive officer the lesser of $50,000 or 10% of the total annual salary and bonus reported for such named executive officer.

(3)
Our long-term executive incentive compensation plans provide bonuses to our executives based upon the attainment of pre-established performance goals over three-year cycles. At the end of each three-year cycle, provided that the executive remains employed by us through the date of payment, the executive receives half of any bonus earned on account of such three-year cycle. The second half of the bonus is paid the following year, again, provided that the executive remains employed by us through the date of payment. Mr. Blackney's bonus for 2002 consisted of $120,000 as payment of the second half of the bonus due to him on account of the three-year cycle ending in 2001 and $64,462 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2002. Mr. Blackney's bonus for 2001 consisted of $225,000 as payment for the second half of the bonus due to him on account of the three-year cycle ending in 2000 and $120,000 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2001. Mr. Blackney's bonus for 2000 consisted of $225,000 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2000. Mr. Abramson's bonus for 2002 consisted of $41,250 as payment of the second half of the bonus due to him on account of the three-year cycle ending in 2001 and $33,555 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2002. Mr. Abramson's bonus for 2001 consisted of $111,602 as payment of the second half of the bonus due to him on account of the three-year cycle ending in 2000 and $41,250 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2001. Mr. Abramson's bonus for 2000 consisted of $67,800 as payment of the second half of the bonus due to him on account of the three-year cycle ending in 1999 and $111,602 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2000. Ms. Powers' bonus for 2002 consisted of $37,500 as payment of the second half of the bonus due to her on account of the three-year cycle ending in 2001 and $31,080 as payment of the first half of the bonus due to her on account of the three-year cycle ending in 2002. Ms. Powers' bonus for 2001 consisted of $101,250 as payment for the second half of the bonus due to her on account of the three-year cycle ending in 2000 and $37,500 as payment of the first half of the bonus due to her on account of the three-year cycle ending in 2001. Ms. Powers' bonus for 2000 consisted of $60,000 as payment of the second half of the bonus due to her on account of the three-year cycle ending in 1999 and $101,250 as payment of the first half of the bonus due to her on account of the three-year cycle ending in 2000. Mr. Messick's bonus for 2002 consisted of $31,500 as payment of the second half of the bonus due to him on account of the three-year cycle ending in 2001 and $26,107 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2002. Mr. Messick's bonus for 2001 consisted of $85,501 as payment of the second half of the bonus due to him on account of the three-year cycle ending in 2000 and $31,500 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2001. Mr. Messick's bonus for 2000 consisted of $42,500 as payment of the second half of the bonus due to him on account of the three-year cycle ending in 1999 and $85,501 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2000. Mr. Parks' bonus for 2002 consisted of $17,804 as payment of the first half of the bonus due to him on account of the three-year cycle ending in 2002.

(4)
Includes (a) the compensation element of our group life insurance program for the years ended December 31, 2002, 2001 and 2000 and (b) our contributions to individual 401(k) plan accounts for the years ended December 31, 2002, 2001 and 2000. The compensation element of our group life insurance program for the year ended December 31, 2002, 2001 and 2000 respectively, were as follows: Mr. Blackney—$3,096, $3,225 and $1,656, Mr. Abramson—$1,656, $1,725 and $1,656; Ms. Powers—$1,656, $1,656 and $1,524; Mr. Messick—$626, $585 and $499; and Mr. Parks—$716, $703 and $527. Our contributions to individual 401(k) plan accounts for the years ended December 31, 2002, 2001 and 2000, respectively, were as follows: Mr. Abramson—$3,143, $3,045 and $3,054; Ms. Powers—$3,236, $3,040 and $3,136; Mr. Messick—$3,667, $3,400 and $3,400; and Mr. Parks—$4,000, $291 and $0.

Compensation Committee Interlocks and Insider Participation

        The human resources committee currently consists of Messrs. Leech, Schorr and Silvestri. None of the members of the human resources committee are currently or have been, at any time since the time of our formation, one of our officers or employees. None of our executive officers currently serve, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or human resources committee.

Stock Incentive Plan

        Under the TTPC stock incentive plan, TTPC will offer restricted shares of its Class A Common Stock and grant options to purchase shares of its Class A Common Stock to selected management employees. The purpose of the stock incentive plan is to promote our long-term financial success by attracting, retaining and rewarding eligible participants. TTPC has reserved 12,580,000 shares of TTPC Class A Common Stock for issuance under the stock incentive plan. Up to 6,580,000 shares may be offered as restricted stock, and up to 6,000,000 shares may be subject to options.

        The stock incentive plan is administered by the human resources committee. If at any time there is not any human resources committee serving, the board of directors of TTPC will administer the stock incentive plan. The human resources committee will have discretionary authority to determine which employees will be eligible to participate in the stock incentive plan and will consider participants recommended by our President and Chief Executive Officer. The human resources committee will establish the terms and conditions of the restricted stock and options awarded under the stock incentive plan. However, in no event may the exercise price of any options granted or (except for certain initial grants of restricted stock made at the closing of the Acquisition as described below under "Certain Relationships and Related Transactions—Initial Option and Restricted Stock Grants") the purchase price for restricted stock offered under the stock incentive plan be less than the fair market value of the underlying shares on the date of grant.

        The stock incentive plan permits TTPC to grant both incentive stock options and non-qualified stock options. The human resources committee will determine the number and type of options granted to each participant, the exercise price of each option, the duration of the options (not to exceed ten years), vesting provisions and all other terms and conditions of such options in individual option agreements. However, the human resources committee will not be permitted to exercise its discretion in any way that will disqualify the stock incentive plan under Section 422 of the Code. The stock incentive plan provides that upon termination of employment with us, unless determined otherwise by the human resources committee at the time options are granted, the exercise period for vested options will generally be limited, provided that vested options will be canceled immediately upon a termination for cause. The stock incentive plan provides for the cancellation of all unvested options upon termination of employment with us, unless determined otherwise by the human resources committee at the time options are granted. TTPC does not have the ability to repurchase options, but shares acquired on exercise may generally be repurchased at TTPC's option following termination of employment with us prior to an initial public offering, unless otherwise determined by the human resources committee at the time of grant.

        The stock incentive plan also permits TTPC to offer participants restricted stock at a purchase price that is at least equal to the fair market value of a share of TTPC Class A Common Stock on the date of purchase (except for certain initial grants of restricted stock made at the closing of the Acquisition as described below under "Certain Relationships and Related Transactions—Initial Option and Restricted Stock Grants"). The human resources committee will determine the number of shares of restricted stock offered to each participant, the purchase price of the shares of restricted stock, the period the restricted stock is unvested and subject to forfeiture and all other terms and conditions applicable to such restricted stock in individual restricted stock subscription agreements. The stock incentive plan provides that TTPC may repurchase restricted stock upon a participant's termination of employment, unless determined otherwise by the human resources committee at the time of acquisition. CVC and OTPP may repurchase any restricted stock not repurchased by TTPC, unless otherwise determined by the human resources committee at the time of acquisition. All shares of restricted stock offered, and all shares acquired upon exercise of options granted, under the stock incentive plan will be subject to the stockholders agreement described below under "Certain Relationships and Related Transactions—Stockholders Agreement" and the registration rights agreement described below under "Certain Relationships and Related Transactions—Registration Rights Agreement."

        The stock incentive plan provides that upon a change-in-control, unless otherwise determined by the human resources committee in an award agreement, all forfeiture conditions imposed on the restricted stock will lapse, and each outstanding service option and each performance option that is exercisable on or prior to the change-in-control shall be canceled in exchange for a payment in cash of an amount equal to the excess of the change in control price over the option price. Alternatively, unless determined otherwise by the human resources committee in an award agreement, the human resources committee may determine that in the event of a change in control, such restricted stock and options shall be honored or assumed, or new rights substituted therefor by the surviving employer on a substantially similar basis and in accordance with the terms and conditions of the stock incentive plan.

Pension Plans

        We sponsor a defined benefit plan, the Worldspan Employees' Pension Plan, or Pension Plan, which is intended to qualify under section 401 of the Internal Revenue Code. The Pension Plan covers U.S. salaried and hourly employees hired before January 1, 2002 who are at least 18 years of age and who have completed at least one year of service. The Pension Plan does not permit any employees hired after December 31, 2001 to participate in the Pension Plan. The benefits under this plan are based primarily on years of service and remuneration near retirement. Vesting will occur after an employee has completed five years of service.

        The Pension Plan provides normal retirement benefits at age 65 determined generally as 60% of the participant's average monthly compensation for the 60 consecutive calendar months which return the highest average, multiplied by a fraction (not to exceed one) the numerator of which is the participant's years of service and the denominator is 30. The Pension Plan offsets 50% of the employee's social security benefit (or if less 30% of the employee's average monthly compensation) multiplied by a fraction (not to exceed one) the numerator of which is the participant's years of service and the denominator is 30. Under the terms of the Pension Plan, the average monthly compensation of an employee includes only compensation reportable on an IRS Form W-2 and specifically does not include payments from or deferrals to any deferred compensation plan established by Worldspan.

        An employee who has reached age 52 and completed at least 10 years of service may elect to retire early with reduced benefits. The normal form of benefit under the Pension Plan for an unmarried participant is a single life annuity and for a married participant is a joint and 50% survivor annuity. Other optional forms of benefit, which provide for actuarially reduced pensions, are also available. Under federal law for 2003, benefits from the Pension Plan are limited to $160,000 per year and may be based only on the first $200,000 of a participant's annual compensation.

        Effective December 31, 2003, to reduce ongoing pension costs, we will freeze all further benefit accruals under the Pension Plan. Employees who have already become participants in the Pension Plan will, however, continue to receive vesting credit for their future years of service for purposes of determining vesting of their frozen accrued benefit. Similarly, future service with us will be taken into consideration for purposes of determining a participant's eligibility to receive early retirement and similar benefits which are conditioned on the number of a participant's years of service. However, only years of service and earnings history prior to January 1, 2004, will be considered for determining the amount of accrued benefit.

        Additionally, we sponsor the Worldspan Retirement Benefit Restoration Plan, or Restoration Plan, a non-qualified supplemental pension plan. In addition to other eligible employees, all of the named executive officers participate in the Restoration Plan. This plan provides benefits on the same basis as the Pension Plan; however, the executives accrue benefits without regard to the federal limits on benefits and compensation imposed on qualified plans. Additionally, deferrals to a deferred compensation plan established by us are included in calculating the executive's average monthly compensation. All benefits offered under the Restoration Plan will be offset by the benefits the executive receives under the Pension Plan. A rabbi trust arrangement has been established to pay benefits under the Restoration Plan, but participants in the Restoration Plan remain unsecured general creditors of ours. The rabbi trust is currently unfunded. For illustration purposes, the following table shows estimated combined maximum annual retirement benefits payable under both of these plans to our executive officers who retire at age 65, assuming the executive officers receive their benefit as a single life annuity, without survivor benefits. Effective December 31, 2003, to reduce ongoing costs, we will freeze all further benefit accruals under the Restoration Plan. Employees who have already become participants in the Restoration Plan will, however, continue to receive vesting credit for their future years of service for purposes of determining vesting of their frozen accrued benefit. Similarly, future service with us will be taken into consideration for purposes of determining a participant's eligibility to receive early retirement and similar benefits which are conditioned on the number of a participant's years of service.

	Years of Service
Final Average Compensation
	5	10	15	20	25	30
$150,000	$13,215	$26,430	$39,645	$52,860	$66,075	$79,290
200,000	18,215	36,430	54,645	72,860	91,075	109,290
250,000	23,215	46,430	69,645	92,860	116,075	139,290
300,000	28,215	56,430	84,645	112,860	141,075	169,290
350,000	33,215	66,430	99,645	132,860	166,075	199,290
400,000	38,215	76,430	114,645	152,860	191,075	229,290
500,000	48,215	96,430	144,645	192,860	241,075	289,290
600,000	58,215	116,430	174,645	232,860	291,075	349,290
700,000	68,215	136,430	204,645	272,860	341,075	409,290

As of December 31, 2002, Messrs. Abramson, Blackney, Messick and Parks and Ms. Powers respectively had 27.75, 2, 8.5, 1.5 and 11.25 years of service credited under the Pension Plan.

        As of December 31, 2002, the fair market value of the Pension Plan's assets was $125.3 million. Its FAS 87 accumulated benefit obligation, or ABO, was $135.6 million and its projected benefit obligation, or PBO, was $181.6 million. Accordingly, the Pension Plan's ABO exceeded its assets by $10.3 million and its PBO exceeded its assets by $56.3 million.

401(k) Plan

        We sponsor a defined contribution plan, the Worldspan Retirement Savings Plan, or 401(k) Plan, intended to qualify under section 401 of the Internal Revenue Code. Substantially all of our U.S. employees are eligible to participate in the 401(k) Plan on the first day of the month in which the employee has attained 18 years of age and 30 days of employment. Employees may make pre-tax contribution of 1% - 20% of their eligible compensation, not to exceed the limits under the Internal Revenue Code. We currently match 50% of the employee contributions, up to a maximum of 4% of the employee's eligible compensation. Effective December 31, 2003, we will increase the employer match to 100% of the employee contributions, to a maximum of 5% of each eligible employee's compensation. Employees may direct their investments among various pre-selected investment alternatives. Each employee is at all times 100% vested in his or her benefits under the 401(k) Plan, including the employer match.

        We plan to adopt a Supplemental Savings Program for key management employees designated by us whose contributions are limited under the 401(k) Plan by various provisions of the Internal Revenue Code. This program will provide benefits on the same basis as the 401(k) Plan; however, contributions may be made to the Supplemental Savings Program without regard to the federal limits on compensation and contributions imposed on qualified plans. The employer match offered under the Supplemental Savings Program will only apply to amounts contributed by the executive to the Supplemental Savings Program. This employer match will be fully grossed-up to account for any federal, state or other taxes that may be imposed. All employer and employee contributions to the Supplemental Savings Program will be placed in segregated accounts, in the name of the participant, and will not be subject to our creditors. Accordingly, all contributions will be immediately taxable to each participant, and we will receive a compensation deduction equal to the amount of all such contributions.

2003 Executive Incentive Compensation Program

        We have established a management incentive program, the 2003 Executive Incentive Compensation Program, or EICP, for the purposes of motivating participants to achieve strategic goals and to attract, reward and retain key executives. The EICP seeks to accomplish these goals by allowing eligible employees to receive cash awards by achieving certain pre-established company and individual based goals. The EICP has two components, a short-term incentive program, or 2003 Short-Term Program, and a long-term incentive program, or 2003 Long-Term Program. In addition to other eligible employees, all of the named executive officers other than Mr. Blackney participate in both components of the EICP. The EICP is administered and governed by the members of the Worldspan Board human resources committee and the President and CEO. The administrators of the EICP are referred to in this prospectus as the Governing Committee.

2003 Short-Term Program

        The purpose of the 2003 Short-Term Program is to provide eligible employees with an incentive for excellence in individual performance and to promote teamwork among our key employees, which is essential for us to realize our annual business objectives. The 2003 Short-Term Program seeks to accomplish these goals by allowing eligible employees to share in our success by receiving monetary awards upon the attainment of pre-established performance goals. These awards will be based upon a percentage of the employee's base salary. Under the 2003 Short-Term Program, all of the named executive officers other than Mr. Blackney are eligible to receive up to a maximum award of 130% of the executive's base salary; however, the maximum award potential for other participants in the 2003 Short-Term Program is significantly lower.

        Administration and Implementation.    The 2003 Short-Term Program will be administered by a committee consisting of the President and CEO, the Senior Vice President and Chief Financial Officer, the Senior Vice President Human Resources, General Counsel and Secretary. These individuals are referred to in this prospectus as the Administrative Committee. The Administrative Committee is responsible for overseeing the day-to-day operation of the 2003 Short-Term Program, as well as the selection of key employees to become participants in the 2003 Short-Term Program.

        Eligibility.    Certain of our key employees who are recommended by the President and CEO and who are approved by the Administrative Committee are eligible to participate in the 2003 Short-Term Program.

        Payment of Awards.    Payouts under the 2003 Short-Term Program are made by March 31, 2004 and are not vested until paid. Accordingly, a participant in the 2003 Short-Term Program must be employed on the date bonus payments are made to receive a payment under the 2003 Short-Term Program. However, the Administrative Committee, in its sole discretion may determine that a participant who is not employed on the date of payment may still receive an award.

        Amendment and Termination.    The Governing Committee, in its sole discretion, without notice, at any time and from time to time, may modify or amend, in whole or in part, any or all of the provisions of the 2003 Short-Term Program, or suspend or terminate it entirely.

2003 Long-Term Program

        The purpose of the 2003 Long-Term Program is to recognize and encourage the achievement of our long-term business strategies and objectives. The 2003 Long-Term Program seeks to accomplish these goals by allowing eligible employees to share in our success by receiving monetary awards upon the attainment of certain pre-established performance goals. The 2003 Long-Term Program rewards participants for our continued success over three-year business cycles. At the end of this three-year cycle, awards, if any, will be based upon a percentage of the employee's base salary. Under the 2003 Long-Term Program, all of the named executive officers other than Mr. Blackney are eligible to receive up to a maximum award of 120% of the executive's base salary; however, the maximum award potential for other participants in the 2003 Long-Term Program is significantly lower.

        Administration and Implementation.    The 2003 Long-Term Program will be administered by the Administrative Committee, which is responsible for overseeing the day-to-day operation of the 2003 Long-Term Program, as well as the selection of key employees to become participants in the 2003 Long-Term Program.

        Bonus Targets.    Bonus targets under the 2003 Long-Term Program are established for operating profits and operating efficiency over the three year period. These targets are established by the Governing Committee based upon input from the President and CEO.

        Eligibility.    Only a select group of our key employees who are recommended by the President and CEO and who are approved by the Administrative Committee are eligible to participate in the 2003 Long-Term Program.

        Payment of Awards.    Payouts, if any, under the 2003 Long-Term Program are made in two equal installments, one due by March 31, 2006 and the remaining installment not payable until approximately a year later. Payouts due to participants under the 2003 Long-Term Program are not vested until paid. Accordingly, a participant in the 2003 Long-Term Program must be employed on the dates bonus payments are made to receive a payment under the 2003 Long-Term Program. However, the Administrative Committee, in its sole discretion may determine that a participant who is not employed on the date of payment may still receive an award.

        Amendment and Termination.    The Governing Committee, in its sole discretion, without notice, at any time and from time to time, may modify or amend, in whole or in part, any or all of the provisions of the 2003 Long-Term Program, or suspend or terminate it entirely.

Other Long-Term Programs

        We also maintain liability for bonuses payable under our 2000, 2001 and 2002 Long-Term Programs. Each of these plans is substantially similar to the 2003 Long-Term Program described above. Under each of the 2000, 2001 and 2002 Long-Term Programs, the named executive officers other than Mr. Blackney are eligible to receive up to a maximum award of 120% of the executive's base salary; however, the maximum award potential for other participants in the 2000, 2001 and 2002 Long-Term Programs is significantly lower.

Long-Term Incentive Plan—Awards in Last Fiscal Year

		Estimated Future Payouts under Non-Stock Price-Based Plan
Name	Performance Period Until Maturation(1)	Threshold ($)	Target ($)	Maximum ($)
Paul J. Blackney(2)	December 31, 2004	$120,481	$240,962	$481,924
Douglas L. Abramson	December 31, 2004	60,448	120,896	241,791
Sue Powers	December 31, 2004	55,654	111,308	222,617
Dale Messick	December 31, 2004	46,722	93,444	186,807
Michael B. Parks	December 31, 2004	49,988	99,976	199,951

(1)
Bonuses under the 2002 Long-Term Program are based on the employee's and the company's performance criteria over the three-year period beginning January 1, 2002. An employee will receive any bonus payable under the 2002 Long-Term Program in two installments with the first 50% of any such bonus payable no later than March 31, 2005 and the remaining 50% payable no later than March 31, 2006. However, if the employee suffers a termination of service with us prior to a payment date of the bonus, the employee will forfeit any remaining portion of the bonus.

(2)
Upon the closing the Acquisition, Mr. Blackney's employment with us was terminated and he is entitled to a prorated portion of the greater of the forecasted actual level and his target level under the 2002 Long-Term Program.

Employment Agreements

        Rakesh Gangwal.    Rakesh Gangwal joined us upon the closing of the Acquisition. His employment agreement provides for him to serve as our President and Chief Executive Officer for a five year initial term, with such initial term automatically extending for additional one year periods unless written notice is given by either of us prior to the termination date. Under this agreement, Mr. Gangwal will receive an annual base salary of $1,000,000, subject to annual merit increases as determined by the board of directors of TTPC. Under the agreement, Mr. Gangwal is also eligible for an annual performance bonus, with a target payment of 100% of his base salary, adjusted to reflect the actual performance targets achieved. The agreement also provides for the equity opportunities described under "Certain Relationships and Related Transactions."

        Upon a change-in-control and a termination of Mr. Gangwal's employment in connection with the change-in-control, he will receive a lump sum payment equal to three times his then current base salary and prior year's performance bonus, and a prorated portion of any performance bonuses and continued participation in our health and welfare benefits plans for 36 months. The agreement provides for tax restoration payments to the extent any of the severance benefits are subject to an excise tax imposed on certain payments made in connection with a change-in-control under the Internal Revenue Code. The agreement also contains a customary non-competition provision lasting two years, a non-solicitation covenant lasting three years and confidentiality covenants. In addition, the agreement provides for reasonable relocation costs or a housing allowance, medical, life and disability insurance and participation in our pension plan (or equivalent benefits). In the event Mr. Gangwal resigns for good reason, as defined in the agreement, or if we terminate his employment for any reason other than for cause, Mr. Gangwal will be entitled to receive base salary for three years and a lump sum payment of a prorated portion of his performance bonus for the year in which he was terminated. In addition, Mr. Gangwal may continue to participate in our health and welfare benefit plans for three years and receive other miscellaneous benefits. In the event of his termination as a result of death or disability, Mr. Gangwal (or his beneficiaries) will be entitled to a lump sum payment of a prorated portion of his performance bonus and continued participation in our group health and welfare benefit plans for 12 months.

        M. Gregory O'Hara.    Gregory O'Hara joined us upon the closing of the Acquisition. His employment agreement provides for him to serve as our Executive Vice President of Corporate Planning and Development for a three year initial term, with such initial term automatically extending for additional one year periods unless written notice is given by either of us prior to the termination date. Under this agreement, Mr. O'Hara will receive an annual base salary of $525,000, subject to annual merit increases as determined by the board of directors of TTPC. Under the agreement, Mr. O'Hara is also eligible for an annual performance bonus, with a target payment of 70% of his base salary, adjusted to reflect the actual performance targets achieved. The agreement also provides for the equity opportunities described under "Certain Relationships and Related Transactions."

        Upon a change-in-control and a termination of Mr. O'Hara's employment in connection with the change-in-control, he will receive a lump sum payment equal to one and one half times his then current base salary and prior year's performance bonus, and a prorated portion of any performance bonus and continued participation in our health and welfare benefit plans for 18 months. The agreement provides for tax restoration payments to the extent any of the severance benefits are subject to an excise tax imposed on certain payments made in connection with a change-in-control under the Internal Revenue Code. The agreement also contains customary non-competition and non-solicitation covenants lasting two years and confidentiality covenants. In addition, the agreement provides for reasonable relocation costs, medical, life and disability insurance and participation in our pension plan (or equivalent benefits). In the event Mr. O'Hara resigns for good reason, as defined in the agreement, or if we terminate his employment for any reason other than for cause, Mr. O'Hara will be entitled to receive base salary for one year and a lump sum payment of a prorated portion of his performance bonus for the year in which he was terminated. In addition, Mr. O'Hara may continue to participate in our health and welfare benefits plans for one year and receive other miscellaneous benefits. In the event of his termination as a result of death or disability, Mr. O'Hara (or his beneficiaries) will be entitled to a lump sum payment of a prorated portion of his performance bonus and continued participation in our health and welfare benefit plans for 12 months.

        Ninan Chacko.    Ninan Chacko joined us in October, 2003. His employment agreement provides for him to serve as our Senior Vice President of Product Planning for a three year initial term, with such initial term automatically extending for additional one year periods unless written notice is given by either of us prior to the termination date. Under this agreement, Mr. Chacko will receive an annual base salary of $300,000, subject to annual merit increases as determined by the board of directors of TTPC. Mr. Chacko is also eligible for an annual performance bonus, with a target payment of between 40% and 50% of his base salary, adjusted to reflect the actual performance targets achieved. The agreement also provides for the equity opportunities described under "Certain Relationships and Related Transactions." Upon entering into this agreement, Mr. Chacko received a $200,000 signing bonus.

        Upon a change-in-control and a termination of Mr. Chacko's employment in connection with the change-in-control, he will receive a lump sum payment equal to one and one half times his then current base salary and prior year's performance bonus, and a prorated portion of any performance bonus and continued participation in our health and welfare benefit plans for 18 months. The agreement provides for tax restoration payments to the extent any of the severance benefits are subject to an excise tax imposed on certain payments made in connection with a change-in-control under the Internal Revenue Code. The agreement also contains customary non-competition and non-solicitation covenants lasting two years and confidentiality covenants. In addition, the agreement provides for reasonable relocation costs, medical, life and disability insurance and participation in our pension plan (or equivalent benefits). In the event Mr. Chacko resigns for good reason, as defined in the agreement, or if we terminate his employment for any reason other than for cause, Mr. Chacko will be entitled to receive base salary for one year and a lump sum payment of a prorated portion of his performance bonus for the year in which he was terminated. In addition, Mr. Chacko may continue to participate in our health and welfare benefits for one year and receive other miscellaneous benefits. In the event of his termination as a result of death or disability, Mr. Chacko (or his beneficiaries) will be entitled to a lump sum payment of a prorated portion of his performance bonus and continued participation in our health and welfare benefit plans for 12 months.

Consulting Agreement

        Paul J. Blackney.    At the closing of the Acquisition, Mr. Blackney, our former President and Chief Executive Officer entered into a consulting agreement with us that provides for him to serve as an advisor to us. Under this consulting agreement, Mr. Blackney will be paid an annual retainer of $150,000 and annual living expenses of $60,000. The consulting agreement will continue for one year after the closing of the Acquisition and is renewable as mutually agreed between Mr. Blackney and us.

        Pursuant to his former employment agreement, Mr. Blackney was paid severance payments of 330% of his base salary, 100% of the greater of the forecasted actual level and his target level under the 2003 Short-Term Program and 100% of the greater of the forecasted actual levels and his target levels under each of the 2001, 2002 and 2003 Long-Term Programs. Pursuant to a deferral agreement, Mr. Blackney agreed to defer his receipt of the change-in-control payment equal to $5,000,000 until September 16, 2003 in exchange for an additional $250,000 plus interest for the period from July 7, 2003 through September 16, 2003. In addition, he will be entitled to any earned but unpaid bonuses under the 2000 Long-Term Program, supplemental retirement benefits, pleasure travel privileges on Delta and Northwest and other miscellaneous benefits. Mr. Blackney's former employment agreement also contains customary non-competition and non-solicitation covenants lasting two years from the closing of the Acquisition, and confidentiality covenants.

        Jesse M. Liebman.    In connection with his anticipated retirement on December 31, 2003, Mr. Liebman, our Senior Vice President—Strategic Planning, has entered into a consulting agreement with us covering services to be provided to us by Mr. Liebman during the period from January 1, 2004 to September 30, 2004. Under this consulting agreement, Mr. Liebman will be paid a total of $213,000 in nine equal monthly installments for services provided during the term.

        Douglas L. Abramson.    In connection with his anticipated retirement on December 31, 2003, Mr. Abramson, our Senior Vice President—Human Resources, General Counsel and Secretary, has entered into a consulting agreement with us covering services to be provided to us by Mr. Abramson during the period from January 1, 2004 to April 30, 2004. Under this consulting agreement, Mr. Abramson will be paid a total of $92,308 in four equal monthly installments for services provided during the term.

Management Retention Agreements

        General.    We have management retention agreements with the following eight executive officers: Messrs. Abramson, Lauderdale, Liebman, Messick, Parks and Sullivan and Ms. McClam-Mitchell and Ms. Powers. The agreements contain customary non-competition and non-solicitation covenants lasting one year (two years in the case of Mr. Lauderdale) from the date the executive officer leaves our payroll, and confidentiality covenants. The agreements do not specify annual base salary amounts. In August 2003, we provided notice to the executive officers that the management retention agreements will not be extended beyond December 31, 2003.

        Executive Incentive Compensation Program.    The management retention agreements set the participation levels under the EICP for the applicable executive officers. Pursuant to each of the agreements, the minimum, target and maximum levels under the 2003 Short-Term Program are 27.5%, 55% and 110%, respectively, of each executive officer's base salary. Pursuant to each of the retention agreements, the minimum, target and maximum levels for each of the 2001, 2002 and 2003 Long-Term Programs are 22.5%, 45% and 90%, respectively, of each executive officer's base salary. In the case of Messrs. Abramson, Messick, Parks and Sullivan and Ms. Power, the agreements provide that each such officer will be entitled to a minimum bonus equal to 20% of his or her base salary pursuant to each of the 2001 and 2002 Long-Term Programs, irrespective of our performance.

        Retention Bonuses and Change-in-Control Payments.    In anticipation of a sale of the company, the seller airlines included retention bonuses and change-in-control payments in the management retention agreements. Under separate deferral agreements, the executive officers agreed to defer their receipt of the retention bonuses and change-in-control payments due upon the closing of the Acquisition until September 19, 2003, in exchange for a 5% increase in the total payments and interest for the period from the date the payments were originally due through the new date of payment. The agreements of Messrs. Abramson, Messick, Parks and Sullivan and Ms. Powers provide for the payment of a retention bonus, equal to 300% of each executive officer's base salary as of June 30, 2002. One-half of this bonus was paid in 2002 and the balance of the bonus was paid on September 19, 2003. In addition, due to the closing of the Acquisition, the agreements entitle all of the executive officers with these retention agreements (other than Ms. McClam-Mitchell) to a change-in-control bonus, ranging individually from $500,000 to $2,500,000. The change-in-control bonuses payable to Messrs. Abramson, Messick, Parks and Sullivan and Ms. Powers are payable in lieu of the second installment of the retention bonuses otherwise payable to these individuals. As additional change-in-control payments, the retention agreements further provide that, due to the closing of the Acquisition, each of the executive officers is entitled to his or her maximum level under the 2003 Short-Term Program and (except in the cases of Mr. Lauderdale and Ms. McClam-Mitchell) the greater of the forecasted actual levels and his or her target levels under each of the Long-Term Programs, in each case, prorated for the portion of the year or EICP period which has passed as of the date of the Acquisition. Pursuant to the purchase agreement, the costs of these retention bonuses and change-in-control payments (other than the 5% premium and interest payable as a result of the deferral) are the responsibility of the seller airlines.

        Severance.    In the event an executive officer resigns for good reason, as defined in the applicable agreement, or if we terminate his or her employment for any reason other than for cause, or his or her death or disability, the executive officer is entitled to receive base salary and benefits, in most cases, for one year, lump sum payments ranging from 100% to 200% of the sum of base salary plus the executive officer's target under the applicable Short-Term Program. In addition, each of the retention agreements provides for a lump sum payment of 100% of the greater of the forecasted actual level or the executive officer's target level under each of the applicable Short-Term Program and, except in the case of Ms. McClam-Mitchell, each of the Long-Term Programs (prorated for the portion of the year or EICP period which has passed as of the termination), supplemental retirement benefits (except in the case of Mr. Sullivan), specified travel privileges on Delta or Northwest (if eligible) for specified periods and other miscellaneous benefits.

Executive Officer Employment Agreements

        Recently, we and TTPC entered into new employment agreements with Messrs. Lauderdale, Messick, Parks and Sullivan and Ms. McClam-Mitchell. The initial term of each employment agreement is two years, commencing January 1, 2004. In each case, the term of the employment agreement automatically extends for an additional one-year period unless either we or the executive officer gives notice of non-renewal at least 90 days before the end of the employment term. Pursuant to each employment agreement, each executive officer will be eligible for annual bonus compensation in accordance with our bonus program. Each employment agreement contains customary non-competition and non-solicitation covenants, in each case lasting 18 months, and confidentiality and non-disparagement covenants.

        Each employment agreement provides that if the executive officer terminates his or her employment for good reason, as defined in the applicable employment agreement, or if we terminate the executive officer's employment without cause, as defined in the applicable employment agreement, the executive officer shall receive severance payments equal to 18 months' base salary. Each employment agreement also provides that if, within one year following a change in control, as defined in the employment agreement, the executive officer terminates his or her employment for good reason, or if we terminate the executive officer's employment without cause, the executive officer shall be entitled (i) to receive a performance bonus prorated for the portion of the year preceding the change in control, (ii) to receive an amount equal to the sum of the executive officer's base salary plus the bonus received by the executive officer in the preceding year, multiplied by 1.5 and (iii) to continue to receive certain group benefits for 18 months. The employment agreements do not provide for any payments or continued benefits if the executive officer voluntarily resigns or is terminated by us for cause.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Subscription Agreements

        At the closing of the Transactions, TTPC entered into separate stock subscription agreements with CVC (and certain of its affiliates and certain members of its management) and OTPP. CVC (and certain of its affiliates and certain members of its management) purchased shares of TTPC Class A Common Stock and TTPC Preferred Stock having an aggregate value of approximately $206.5 million. OTPP purchased shares of TTPC Class A Common Stock, TTPC Class B Common Stock and TTPC Preferred Stock having an aggregate value of approximately $137.7 million. In connection with its stock purchase, OTPP was paid a one-time equity placement fee of approximately $5.8 million, plus reimbursement of costs and expenses related to the Transactions. In the future, TTPC expects to issue shares of TTPC Class A Common Stock and TTPC Preferred Stock to certain members of our management. In connection with these issuances, TTPC has the right to repurchase from CVC and OTPP up to an aggregate of 2,452,140 shares of TTPC Class A Common Stock and 459.902 shares TTPC Preferred Stock on a pro rata basis at a price equal to the original purchase price. In connection with TTPC's sale of approximately $0.2 million of restricted stock to certain of our executive officers in the fall of 2003, TTPC repurchased an aggregate of 610,000 shares of TTPC Class A Common Stock from CVC and OTPP.

        At the closing of the Acquisition, TTPC entered into separate management stock subscription agreements with Messrs. Blackney, Gangwal, Messick and O'Hara. Mr. Blackney purchased shares of TTPC Class A Common Stock and TTPC Preferred Stock having an aggregate value of approximately $0.5 million. Mr. Gangwal purchased shares of TTPC Class A Common Stock and TTPC Preferred Stock having an aggregate value of approximately $1.5 million. Mr. Messick purchased shares of TTPC Class A Common Stock and TTPC Preferred Stock having an aggregate value of approximately $0.1 million. In consideration of Mr. O'Hara's services in connection with the Acquisition, TTPC issued shares of TTPC Class A Common Stock and TTPC Preferred Stock to Mr. O'Hara having an aggregate value of approximately $1.8 million and also paid Mr. O'Hara an additional $1.0 million to cover taxes associated with the issuance of such shares. Additionally, Mr. O'Hara purchased shares of TTPC Class A Common Stock and TTPC Preferred Stock having an aggregate value of approximately $0.5 million and was granted a one-year option to purchase additional shares of TTPC Class A Common Stock and TTPC Preferred Stock having an aggregate value of approximately $0.5 million. Messrs. Blackney, Gangwal, Messick and O'Hara generally purchased TTPC Class A Common Stock and TTPC Preferred Stock on the same terms and subject to the same conditions as CVC and OTPP and the shares granted to Mr. O'Hara were granted in the same percentages of TTPC Class A Common Stock and TTPC Preferred Stock applicable to purchased shares and are otherwise subject to the same conditions as CVC and OTPP. Unlike shares to be purchased by management employees under the stock incentive plan, any shares acquired by Messrs. Blackney, Gangwal, Messick or O'Hara pursuant to these separate management stock subscription agreements are not be subject to vesting.

Initial Option and Restricted Stock Grants

        Pursuant to the TTPC stock incentive plan, TTPC has granted to Messrs. Gangwal and O'Hara restricted shares of TTPC Class A Common Stock having an aggregate value of approximately $0.9 million and $0.4 million, respectively, and provided to them with an additional approximately $0.6 million and $0.2 million, respectively, to cover taxes associated with such grants. In addition, Mr. Messick purchased restricted shares of TTPC Class A Common Stock having an aggregate value of approximately $0.1 million at the closing of the Acquisition. In the fall of 2003, TTPC sold restricted shares of TTPC Class A Common Stock to certain of our other executive officers for an aggregate purchase price of approximately $0.2 million. The restricted stock will vest in five equal installments, subject to the employee's continuous employment with us, and will be subject to the terms and conditions of the stock incentive plan, including the TTPC (and CVC and OTPP, if applicable) repurchase rights upon termination of employment. See "Management—Stock Incentive Plan" for a description of the terms and conditions of that plan. Vesting of the shares granted to Messrs. Gangwal and O'Hara may be accelerated upon certain terminations of their employment, and the repurchase of Mr. Gangwal's vested shares are subject to his prior consent.

        From time to time, TTPC expects to grant options pursuant to the stock incentive plan to selected management employees. TTPC initially expects to grant two series of non-qualified options. The exercise price will be set at a substantial premium above the fair market value of the shares on the grant date, with such exercise price declining annually on the second through the fifth anniversaries of grant to a price equal to the fair market value of the shares on the grant date in the case of one series of options, and to a price equal to a multiple of the fair market value of the shares on the grant date in the case of the other series of options. Following the closing of the Acquisition, options to purchase 1,500,000 and 600,000 shares of TTPC Class A Common Stock outstanding at such closing were granted to Messrs. Gangwal and O'Hara, respectively. In the fall of 2003, options to purchase approximately 1,475,000 shares of TTPC Class A Common Stock were granted to selected management employees, including options to purchase approximately 550,000 shares granted to certain of our executive officers.

Stockholders Agreement

        At the closing of the Transactions, TTPC entered into a stockholders agreement with CVC, certain of its affiliates and OTPP, as well as certain other stockholders who own TTPC Common Stock and/or TTPC Preferred Stock and whom we refer to in this prospectus as the "minority stockholders." The stockholders agreement provides that the Chief Executive Officer of TTPC will be the Chairperson of TTPC's board of directors, unless CVC and OTPP later agree otherwise. CVC is initially entitled to designate five members of TTPC's board of directors and OTPP is initially entitled to designate three members of TTPC's board of directors (such designation rights to be reallocated from time to time to reflect changes in the common stock ownership percentages of CVC and OTPP). CVC and OTPP each have the right to approve affiliate transactions, issuances of equity securities, incurrences of indebtedness, amendments of organizational documents and certain other matters, subject to certain specified exceptions.

        The stockholders agreement generally restricts the transfer of shares of TTPC Common Stock and/or TTPC Preferred Stock. Exceptions to this restriction include transfers to affiliates, transfers for regulatory reasons, transfers for estate planning purposes and transfers after the fifth anniversary of the closing of the Acquisition if there has been no public offering of shares of TTPC Common Stock, in each case so long as any transferee agrees to be bound by the terms of the stockholders agreement. After an initial public offering, additional exceptions to the transfer restrictions will include sales pursuant to certain registrations rights of the stockholders.

        TTPC, CVC and OTPP have "first offer" rights under the stockholders agreement entitling them to make an offer to purchase the shares of a stockholder prior to such stockholder being permitted to sell its shares to a third party. The stockholders have "tag-along" rights to sell their shares on a pro rata basis with CVC, OTPP and their respective affiliates in sales to third parties. CVC has "drag-along" rights to cause OTPP and the minority stockholders to sell their shares on a pro rata basis with CVC and/or its affiliates in significant sales to third parties. The stockholders agreement also contains a provision that requires TTPC to offer certain stockholders the right to purchase, on a pro rata basis, shares of TTPC upon any new issuance, subject to certain exceptions.

Registration Rights Agreement

        In connection with their entry into the stockholders agreement, TTPC, CVC and certain of its affiliates, OTPP and the minority stockholders entered into a registration rights agreement. Pursuant to the registration rights agreement, upon the written request of CVC or OTPP following an initial public offering of TTPC Common Stock, TTPC has agreed to (subject to customary exceptions) on one or more occasions prepare and file a registration statement with the SEC concerning the distribution of all or part of the shares of TTPC Common Stock held by CVC and certain of its affiliates or OTPP, as the case may be, and use its best efforts to cause the registration statement to become effective. Subject to certain exceptions, if at any time TTPC files a registration statement for TTPC Common Stock pursuant to a request by CVC, OTPP or otherwise, TTPC will use its best efforts to allow the other parties to the registration rights agreement to have their shares of TTPC Common Stock (or a portion of their shares under specified circumstances) included in the offering of TTPC Common Stock if the registration form proposed to be used may be used to register the shares. Registration expenses of the selling stockholders (other than underwriting discounts and commissions and transfer taxes applicable to the shares sold by such stockholders or the fees and expenses of any accountants or other representatives retained by a selling stockholder) will be paid by TTPC. TTPC has agreed to indemnify the stockholders against certain customary liabilities in connection with any registration. In addition, each stockholder has agreed to not sell any shares of TTPC Common Stock within seven days prior to and ninety days after the effective date of any registration statement registering equity securities of TTPC (other than a registration on Form S-4, Form S-8 or any successor form), except as part of such registration or unless the underwriters managing the registration agree otherwise.

Advisory Agreements

        In connection with the Transactions, we entered into an advisory agreement with TTPC pursuant to which it may provide financial, advisory and consulting services to us. In exchange for these services, TTPC will be entitled to an annual advisory fee. TTPC's advisory fee will be $1.5 million per year, plus reasonable out-of-pocket expenses. Pursuant to the terms of the advisory agreement with TTPC, we have the ability at any time to calculate the net present value of the advisory fees payable from the time of calculation until the expiration of the ten-year term and to prepay these advisory fees in an amount equal to this net present value calculation. At the closing of the Acquisition, TTPC received a transaction fee of approximately $14.6 million, plus reasonable out-of-pocket expenses. In addition, TTPC shall be entitled to a transaction fee in connection with each acquisition, divestiture or financing by us in an amount to be mutually agreed by us and TTPC, plus reasonable out-of-pocket expenses. The advisory agreement has an initial term of ten years, subject to termination by either party upon written notice 90 days prior to the expiration of the initial term or any extension thereof. There are no minimum levels of service required to be provided pursuant to the advisory agreement. The advisory agreement includes customary indemnification provisions in favor of TTPC. In connection with the Transactions, TTPC entered into an advisory agreement with CVC Management LLC, or CVC Management, pursuant to which it may provide financial, advisory and consulting services to TTPC. In exchange for these services, CVC Management will be entitled to an annual advisory fee for a period of ten years following the closing of the Acquisition. CVC Management's advisory fee will be $0.9 million per year, plus reasonable out-of-pocket expenses. Pursuant to the terms of the advisory agreement with CVC Management, TTPC has the ability concurrently with an initial public offering of TTPC Common Stock to calculate the net present value of the advisory fees payable from the time of calculation until the expiration of the ten-year term and to prepay these advisory fees in an amount equal to this net present value calculation. At the closing of the Acquisition, TTPC paid CVC Management a transaction fee of approximately $8.8 million, plus reasonable out-of-pocket expenses. In addition, CVC Management shall be entitled to a transaction fee in connection with each acquisition, divestiture or financing by TTPC or us in an amount to be mutually agreed by CVC Management and TTPC and approved by the independent directors of TTPC, plus reasonable out-of-pocket expenses. The advisory agreement has an initial term of ten years, subject to termination by either party upon written notice 90 days prior to the expiration of the initial term or any extension thereof. There are no minimum levels of service required to be provided pursuant to the advisory agreements. The advisory agreement includes customary indemnification provisions in favor of CVC Management.

Purchase of Notes

        An affiliate of CVC acquired $30.0 million in principal amount of the notes from the initial purchasers. In connection with such acquisition, the initial purchasers did not receive a discount on their purchase of such notes, but we paid CVC's affiliate a placement fee equal to $0.9 million.

OWNERSHIP OF CAPITAL STOCK

        We are a wholly owned subsidiary of TTPC. The following table sets forth certain information regarding the beneficial ownership of TTPC, as of December 1, 2003, by (i) each person or entity known to us to own more than 5% of any class of TTPC's outstanding securities, (ii) each known member of TTPC's board of directors and each of our named executive officers and (iii) all of members of the board of directors and executive officers as a group. TTPC's outstanding securities consist of approximately 83,000,000 shares of TTPC Class A Common Stock, 11,000,000 shares of TTPC Class B Common Stock and 320,000 shares of TTPC Preferred Stock. This table does not include shares of TTPC Class A Common Stock issuable upon conversion of TTPC Class B Common Stock or TTPC Class C Common Stock or shares of TTPC Class C Common Stock issuable upon conversion of TTPC Class A Common Stock. To our knowledge, each of such stockholders have sole voting and investment power as to the stock shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulation promulgated under the Exchange Act.

	Number and Percent of Shares of TTPC(1)
	Preferred Stock		Class A Common Stock		Class B Common Stock		All Common Stock
	Number	Percent	Number	Percent	Number	Percent	Percent
Greater than 5% Stockholders:
Citigroup Venture Capital Equity Partners, L.P.(2)	186,166.093	58.2%	51,888,150	62.5%	—	—	55.2%
399 Park Avenue, 14th Floor
New York, NY 10022
Ontario Teachers' Pension Plan Board	126,370.382	39.5%	24,209,409	29.2%	11,000,000	100.0%	37.5%
5650 Yonge Street
Toronto, Ontario M2M 4H5
Named Executive Officers and Directors:
Paul Blackney(3)	459.902	*	125,640	*	—	—	*
Douglas L. Abramson(4)	—	—	—	—	—	—	—
Sue Powers(4)	—	—	—	—	—	—	—
Dale Messick(4)	114.976	*	266,410	*	—	—	*
Michael B. Parks(4)	—	—	120,000	*	—	—	*
Rakesh Gangwal(4)	1,379.707	*	3,079,419	3.7%	—	—	3.3%
M. Gregory O'Hara(4)(5)	2,579.361	*	2,020,650	2.4%	—	—	2.1%
Shael J. Dolman(6)(7)	126,370.382	39.5%	24,209,409	29.2%	11,000,000	100.0%	37.5%
Ian D. Highet(2)(8)	186,258.073	58.2%	51,913,278	62.5%	—	—	55.2%
James W. Leech(6)	—	—	—	—	—	—	—
Dean G. Metcalf(6)(7)	126,370.382	39.5%	24,209,409	29.2%	11,000,000	100.0%	37.5%
Paul C. Schorr IV(2)(8)(9)	186,304.064	58.2%	51,925,842	62.6%	—	—	55.2%
Joseph M. Silvestri(2)(8)(10)	186,396.044	58.2%	51,950,970	62.6%	—	—	55.3%
David F. Thomas(2)(8)	186,625.995	58.3%	52,013,790	62.7%	—	—	55.3%
All executive officers and directors as a group (19 persons)	317,990.225	99.2%	82,450,958	99.2%	11,000,000	100.0%	99.3%

*
indicates less than 1%

(1)
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2)
Includes (a) 182,663.674 shares of TTPC Preferred Stock held by Citigroup Venture Capital Equity Partners, L.P., 1,852.148 shares of TTPC Preferred Stock held by CVC/SSB Employee Fund, L.P. and 1,650.271 shares of TTPC Preferred Stock held by CVC Executive Fund LLC and (b) 49,901,433 shares of TTPC Class A Common Stock held by Citigroup Venture Capital Equity Partners, L.P., 1,029,900 shares of TTPC Class A Common Stock held by Court Square Capital Limited, 505,984 shares of TTPC Class A Common Stock held by CVC/SSB Employee Fund, L.P. and 450,833 shares of TTPC Class A Common Stock held by CVC Executive Fund LLC.

(3)
The address of Mr. Blackney is 949 W. Marietta Street, Suite X103, Atlanta, GA 30318.

(4)
The address of each of Mr. Gangwal, Mr. O'Hara, Mr. Abramson, Ms. Powers, Mr. Messick, and Mr. Parks is c/o Worldspan, L.P., 300 Galleria Parkway, N.W., Atlanta, Georgia 30339.

(5)
Includes options exercisable for 459.902 shares of TTPC Preferred Stock and 125,640 shares of TTPC Class A Common Stock within 60 days of the closing of the Transactions.

(6)
The address of each of Mr. Dolman, Mr. Leech and Mr. Metcalf is c/o Ontario Teachers' Pension Plan Board, 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(7)
Includes 126,370.382 shares of TTPC Preferred Stock, 24,209,409 shares of TTPC Class A Common Stock and 11,000,000 shares of TTPC Class B Common Stock held by OTPP. Each of Mr. Dolman and Mr. Metcalf may be deemed to have the power to dispose of the shares held by OTPP due to a delegation of authority from the board of directors of OTPP and each expressly disclaims beneficial ownership of such shares.

(8)
Each of Mr. Highet, Mr. Schorr, Mr. Silvestri and Mr. Thomas is a member of management of CVC and disclaims beneficial ownership of the shares held by CVC, Court Square Capital Limited, CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC. The address of each of Mr. Highet, Mr. Schorr, Mr. Silvestri and Mr. Thomas is c/o Citigroup Venture Capital Equity Partners, L.P., 399 Park Avenue, 14th Floor, New York, NY 10022.

(9)
Includes 37,692 shares of TTPC Class A Common Stock held by BG Partners L.P.

(10)
Includes 62,820 shares of TTPC Class A Common Stock held by Silvestri 2002 Trust.

TTPC Preferred Stock

        TTPC's Amended and Restated Certificate of Incorporation provides that TTPC may issue 330,000 shares of Preferred Stock, all of which is designated as 10% Series A Cumulative Compounding Preferred Stock. TTPC Preferred Stock has a stated value of $1,000 per share and is entitled to annual dividends when, as and if declared, which dividends will be cumulative, whether or not earned or declared, and will accrue at a rate of 10%, compounding semi-annually. There are about 320,000 shares of TTPC Preferred Stock issued and outstanding as of December 1, 2003.

        The vote of two-thirds of the outstanding shares of TTPC Preferred Stock, voting as a separate class, is required to:

  •
  create, authorize or issue any other class or series of stock entitled to a preference ahead of the TTPC Preferred Stock regarding any dividend or upon distribution or any liquidation, distribution of assets, dissolution or winding up of TTPC, or increase the authorized amount of any other class or series, or

  •
  amend TTPC's Amended and Restated Certificate of Incorporation if the amendment would adversely affect the relative rights and preferences of the holders of the TTPC Preferred Stock.

Except as described in the immediately preceding sentence or as otherwise required by law, the TTPC Preferred Stock is not entitled to vote. TTPC may not pay any dividend upon (except for the special dividends payable to the holders of TTPC Class B Common Stock and a dividend payable in Junior Stock, as defined below), or redeem or otherwise acquire shares of, capital stock junior to the TTPC Preferred Stock (including the common stock) ("Junior Stock") unless all cumulative dividends on the TTPC Preferred Stock have been paid in full. Upon liquidation, dissolution or winding up of TTPC, holders of TTPC Preferred Stock are entitled to receive out of the legally available assets of TTPC, before any amount shall be paid to holders of Junior Stock (other than the special dividends payable to the holders of TTPC Class B Common Stock), an amount equal to $1,000 per share of TTPC Preferred Stock, plus all accrued and unpaid dividends to the date of final distribution. If the available assets are insufficient to pay the holders of the outstanding shares of TTPC Preferred Stock in full, the assets, or the proceeds from the sale of the assets, will be distributed ratably among the holders.

        On or after June 30, 2013, each holder of TTPC Preferred Stock shall have the right, at such holder's option, to require TTPC to repurchase such TTPC Preferred Stock, in whole or in part, at a price per share of $1,000, plus accrued and unpaid dividends to the date of repurchase. TTPC may redeem at its option, in whole or in part, the TTPC Preferred Stock at any time at a price per share of $1,000, plus accrued and unpaid dividends to the date of redemption. Concurrently with an initial public offering of TTPC Common Stock, TTPC may convert at its option, in whole or in part, the TTPC Preferred Stock into shares of TTPC Class A Common Stock. The number of shares of TTPC Class A Common Stock deliverable upon conversion of a share of TTPC Preferred Stock will be an amount equal to (x) $1,000 plus accrued and unpaid dividends to the date of the consummation of the initial public offering, dividend by (y) the per share price to the public (net of underwriting discounts or commissions) for the TTPC Class A Common Stock in the initial public offering. If TTPC does not elect to convert all of the TTPC Preferred Stock in connection with the initial public offering, each holder of TTPC Preferred Stock may convert at such holder's option such holder's TTPC Preferred Stock, in whole or in part, into TTPC Class A Common Stock at the same ratio as TTPC may cause a conversion. In addition, CVC has "drag-along" rights to cause all other stockholders to sell their shares of TTPC Preferred Stock and TTPC Common Stock on a pro rata basis with CVC and/or its affiliates in significant sales to third parties.

TTPC Common Stock

        The Amended and Restated Certificate of Incorporation of TTPC provides that TTPC may issue 261,000,000 shares of TTPC Common Stock, divided into three classes consisting of 125,000,000 shares of TTPC Class A Common Stock, 11,000,000 shares of TTPC Class B Common Stock and 125,000,000 shares of TTPC Class C Common Stock. There are about 83,000,000 shares of TTPC Class A Common Stock outstanding, 11,000,000 shares of TTPC Class B Common Stock and no shares of TTPC Class C Common Stock outstanding as of December 1, 2003. The holders of TTPC Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and the holders of TTPC Class B Common Stock and TTPC Class C Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders other than the election of directors. Under the Amended and Restated Certificate of Incorporation of TTPC, a holder of TTPC Class A Common Stock may convert any or all of his shares into an equal number of shares of TTPC Class C Common Stock. Under the Amended and Restated Certificate of Incorporation of TTPC, a holder of TTPC Class B Common Stock or TTPC Class C Common Stock may convert any or all of his shares into an equal number of shares of TTPC Class A Common Stock. Pursuant to the Amended and Restated Certificate of Incorporation of TTPC and for so long as any shares of TTPC Class B Common Stock are outstanding, the holders of the TTPC Class B Common Stock shall be entitled to an annual special dividend equal to an aggregate amount of $0.6 million per year for a period of ten years following the closing of the Acquisition. As of December 1, 2003, all of the TTPC Class B Common Stock is held by OTPP. Pursuant to the terms of the TTPC Class B Common Stock, TTPC will have the ability concurrently with an initial public offering of TTPC Common Stock to calculate the net present value of the special dividends payable from the time of calculation until the expiration of the ten-year period and to prepay these special dividends in an amount equal to this net present value calculation. In addition, CVC has "drag-along" rights to cause all other stockholders to sell their shares of TTPC Preferred Stock and TTPC Common Stock on a pro rata basis with CVC and/or its affiliates in significant sales to third parties.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

        We have a senior credit facility with Lehman Commercial Paper Inc., as administrative agent, Lehman Brothers Inc., as sole and exclusive advisor, Lehman Brothers, Inc. and Deutsche Bank Securities Inc., as joint lead arrangers and joint book-runners, Deutsche Bank Securities Inc. as syndication agent, and JPMorganChase Bank, Citicorp North America, Inc. and Dymas Capital Management Company, LLC as documentation agents and a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the material terms of the senior credit facility.

        The senior credit facility provides for aggregate borrowings by us of up to $175.0 million. The senior credit facility provides for:

  •
  a four-year revolving credit facility of up to $50.0 million in revolving credit loans and letters of credit, and

  •
  a four-year term loan facility of $125.0 million.

        Upon the closing of the Transactions, we borrowed $125.0 million under the term loan facility to provide a portion of the proceeds required to consummate the Acquisition and pay related fees and expenses. The revolving credit facility will also be used for working capital and general corporate needs.

  Collateral and Guarantees

        The loans and other obligations under the senior credit facility are guaranteed by TTPC, WS Holdings LLC and each of our direct and indirect subsidiaries (other than certain foreign subsidiaries).

        Our obligations under the senior credit facility and the guarantees are secured by:

  •
  a perfected first priority security interest in all of our tangible and intangible assets and all of the tangible and intangible assets of TTPC and each of its direct and indirect domestic subsidiaries and certain foreign subsidiaries, subject to customary exceptions, and

  •
  a pledge of (i) all of the membership interests of WS Holdings LLC owned by TTPC, (ii) all of our partnership interests owned by TTPC and WS Holdings LLC, (iii) all of the capital stock of our domestic subsidiaries and some of our foreign subsidiaries and (iv) 65% of the capital stock of other of our first-tier foreign subsidiaries.

  Interest and Fees

        Our borrowings under the senior credit facility are subject to quarterly interest payments with respect to loans bearing interest at the base rate described below or at the end of each one, two or six month interest periods for loans bearing interest at the LIBOR rate described below and bear interest at a rate which, at our option, can be either:

  •
  a base rate generally defined as the sum of (i) the higher of (x) the prime rate (as quoted on the British Banking Association Telerate Page 5) and (y) the federal funds effective rate, plus one half percent (0.50%) per annum) and (ii) an applicable margin, or

  •
  a LIBOR rate generally defined as the sum of (i) the rate at which eurodollar deposits for one, two, three or six months (as selected by us) are offered in the interbank eurodollar market as set forth on page 3750 of the Dow Jones Telerate Screen and (ii) an applicable margin.

        The initial applicable margin for the base rate revolving loans is 2.75% and the applicable margin for the eurodollar revolving loans is 3.75%. The applicable margin for the loans is subject to reduction based upon the ratio of our consolidated total bank debt to consolidated EBITDA.

        We are also required to pay a commitment fee of 0.50% per annum on the difference between committed amounts and amounts actually utilized under the revolving credit facility. Fees for letters of credit are based on the face amount of each letter of credit outstanding under the senior credit facility multiplied by to the applicable margin for LIBOR borrowings under the revolving credit facility and are payable quarterly in arrears. In addition, we must pay each letter of credit bank a fronting fee to be determined based upon the face amount of all outstanding letters of credit issued by it.

  Repayments; Prepayments

        The term loan facilities is repayable in quarterly installments beginning on December 31, 2003 as set forth in the table below (with the installments in each such period being equal in amount):

Period	Term Loan
2003*	$2.0 million
2004	8.0 million
2005	25.0 million
2006	25.0 million
2007	65.0 million

Total	$125.0 million

*
There will only be one principal payment in 2003.

        Voluntary prepayments of principal outstanding under the revolving loans and the term loans are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, we are required to prepay amounts outstanding under the senior credit facility in an amount equal to:

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  50% of the net cash proceeds from any sale or issuance of equity by TTPC or any of its direct or indirect subsidiaries, subject to customary exceptions;

  •
  100% of the net cash proceeds from any incurrence of additional indebtedness (excluding some of our permitted debt);

  •
  100% of the net cash proceeds from any sale or other disposition or loss by TTPC, or any of its direct or indirect subsidiaries of any assets, subject to reinvestment provisions and excluding some dispositions in the ordinary course; and

  •
  75% of our excess cash flow for each fiscal year, reducing to 0% after the term loan is paid in full.

  Certain Covenants

        The senior credit facility requires us to meet financial tests, including without limitation, a minimum fixed charge coverage ratio, a minimum interest coverage ratio, a maximum senior secured leverage ratio and a maximum total leverage ratio. The minimum fixed charge ratio will be 1.00 to 1.00 until the end of the second quarter of 2005 and will be 1.10 to 1.00 thereafter. The minimum interest coverage ratio will be 2.15 to 1.00 until the end of the second quarter of 2005 and will increase to 3.00 to 1.00 by the end of the term of the senior credit facility. The maximum senior secured leverage ratio will be 1.65 to 1.00 through the second quarter of 2004 and will decrease to 1.00 to 1.00 by the end of the term of the senior credit facility. The maximum total leverage ratio will be 3.85 to 1.00 until the end of the second quarter of 2004 and will decrease to 2.75 to 1.00 by the end of the term of the senior credit facility. In addition, the senior credit facility contains customary covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in a senior credit facility.

  Events of Default

        The senior credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness in excess of specified amounts, events of bankruptcy and insolvency, ERISA events, judgment defaults in excess of specified amounts, failure of any guaranty or security document or any subordination provision supporting the senior credit facility to be in full force and effect and change-in-control.

Capital Lease Obligations and Long-Term Software Arrangements

        We lease equipment under capital lease obligations. As of September 30, 2003, our obligations under capital leases totaled $76.4 million. The interest rate used in computing the present value of the minimum lease payments ranges from approximately 4.0% to 9.4% depending on the asset being leased.

        Future minimum lease payments under non-cancelable capital leases at September 30, 2003 are as follows:

2003	$5,812
2004	22,712
2005	19,901
2006	15,808
2007	5,420
Thereafter	48,880

Total	118,533
Less amount representing interest	(42,172)

Present value of net minimum lease payments	76,361
Less current maturities	(18,226)

Long-term maturities	$58,135

        We have incurred an obligation for software acquired as part of a long-term arrangement. As of September 30, 2003, our obligation consists of $11.3 million reflected as a current liability and $2.0 million reflected as a long-term liability. The future minimum amounts payable at September 30, 2003 are as follows:

2003	$2,476
2004	11,000

Total	13,476
Less amount representing interest	(127)

Present value of net minimum payments	13,349
Less current liability	(11,315)

Long-term liability	$2,034

Holding Company Subordinated Seller Notes

        As part of the Transactions, TTPC issued to American and Delta holding company subordinated seller notes in the original principal amounts of $39.0 million and $45.0 million, respectively. The holding company subordinated seller notes mature on July 31, 2012; provided that to the extent that any portion of the holding company subordinated seller notes are not prepaid by TTPC by June 30, 2011, a 5% premium will be payable by TTPC on the outstanding principal amount and accrued and unpaid interest thereon which is prepaid or repaid following June 30, 2011 at the time of such prepayment or repayment. The holding company subordinated seller notes are unsecured obligations of TTPC, are not our debt obligations and are contractually and structurally subordinated to the notes and our senior credit facility and structurally subordinated to all of our other debt. The American holding company subordinated seller note bears interest at an annual rate equal to 12.00% and the Delta holding company subordinated seller note bears interest at an annual rate equal 10.00%. So long as we are not in default under, and are in compliance with all financial covenants of, our senior credit facility, the indenture governing the notes and other permitted senior debt and continue to maintain a fixed charge coverage ratio (as defined in the indenture) of 2.25x or better, TTPC will pay interest equal to 5% of the then outstanding principal amount of the holding company subordinated seller notes in cash, with the remaining interest payable in cash or in kind at TTPC's option. During a default under our senior credit facility, the indenture governing the notes and/or other permitted senior debt, TTPC will be permitted to pay all interest on the holding company subordinated seller notes in kind. While the holding company subordinated seller notes are not our debt obligations, so long as we are not in default under, and are in compliance with all financial covenants of, our senior credit facility and the indenture governing the notes and continue to maintain a fixed charge coverage ratio (as defined in the indenture) of 2.25x or better, we will be permitted to distribute funds to TTPC sufficient to pay the 5% cash interest component of the holding company subordinated seller notes.

        Subject to the following sentence, TTPC may redeem the holding company subordinated seller notes at any time prior to June 30, 2011 in whole or in part at 100% of the principal amount plus accrued and unpaid interest and after June 30, 2011 at 105% of the principal amount plus accrued and unpaid interest. Upon a transfer of the American holding company subordinated seller note or the Delta holding company subordinated seller note, the transferred holding company subordinated seller note may only be redeemed by TTPC after the fourth anniversary of the Acquisition, at the redemption prices set forth in the holding company subordinated seller notes; provided that any redemption after June 30, 2011 will be at 105% at the principal amount plus accrued and unpaid interest. In addition, TTPC will be required to mandatorily redeem the holding company subordinated seller notes in the event of a change of control of TTPC or us, provided that we have first complied with our obligations under any of our debt instruments with respect to a change of control, including our obligations to offer to repurchase the notes under the indenture, and that (i) our senior credit facility, the notes and other permitted senior debt have ceased to be outstanding or have been acquired or defeased us or TTPC or (ii) the requisite holders of our senior credit facility, the notes and other permitted senior debt have consented to the redemption. If TTPC or we are a party to a transaction resulting in a change of control, TTPC shall be required to redeem the holding company subordinated seller notes at 100% of the principal amount plus accrued and unpaid interest upon the later of 60 days following the change of control and the expiration of any offer to repurchase the notes required under the indenture governing the notes, whether or not the conditions described in clauses (i) or (ii) of the preceding sentence have been satisfied. Neither our senior credit facility nor the indenture governing the notes will include any specific allowance for the distribution of funds from us to TTPC in order for TTPC to comply with these mandatory redemption obligations. In the event of an initial public offering of the equity of TTPC or us with proceeds to TTPC or us equal to or in excess of $200.0 million, TTPC will be obligated to use 50% of the net proceeds received by TTPC or us from this initial public offering to redeem the holding company subordinated seller notes.

        Each of American and Delta have registration rights with respect to the holding company subordinated seller notes. Pursuant to these registration rights, American and Delta can request on one occasion each that TTPC prepare and file a registration statement with the SEC with respect to the holding company subordinated seller notes and use its best efforts to cause the registration statement to become effective. The rights of American and Delta to request a registration as described above are subject to a minimum registration amount of $30.0 million. In addition, in the event that TTPC files a registration statement pursuant to the request of American or Delta, as applicable, or TTPC files a shelf registration statement that is not underwritten or done in connection with an underwritten offering such as the offering of the notes, TTPC will use its best efforts to allow American or Delta to have its holding company subordinated seller note included in the registration. TTPC will pay for customary registration expenses of American and Delta in connection with their exercise of these registration rights.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        WS Merger LLC and WS Financing Corp. issued and sold the old notes to the initial purchasers on June 30, 2003. The initial purchasers subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes are subject to transfer restrictions, we, the subsidiary guarantors and the initial purchasers entered into a registration rights agreement dated June 30, 2003 under which we agreed:

  •
  on or before September 28, 2003, to prepare and file with the Securities and Exchange Commission the registration statement of which this prospectus is a part;

  •
  on or before December 27, 2003, to use our best efforts to cause the registration statement to become effective under the Securities Act;

  •
  upon the effectiveness of the registration statement, to offer the new notes in exchange for surrender of the old notes; and

  •
  to keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes.

The registration statement is intended to satisfy in part our obligations relating to the old notes under the registration rights agreement.

        Under existing interpretations of the Securities and Exchange Commission, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

  •
  it is acquiring the new notes in the ordinary course of its business;

  •
  it has no arrangement or understanding with any person to participate in the distribution of the new notes; and

  •
  it is not our affiliate, as that term is interpreted by the Securities and Exchange Commission.

However, broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement regarding resales of the new notes. The Securities and Exchange Commission has taken the position that broker-dealers receiving new notes in the exchange offer may fulfill their prospectus delivery requirements relating to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Under the registration rights agreement, we are required to allow broker-dealers receiving new notes in the exchange offer and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Terms of the Exchange Offer; Period for Tendering Old Notes

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date of the exchange offer shall be 5:00 p.m., New York City time, on                        , 2003, unless extended by us, in our sole discretion.

        As of the date of this prospectus, $280.0 million aggregate principal amount of the old notes are outstanding. This prospectus, together with the Letter of Transmittal, is first being sent on or about                        , 2003 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to conditions as set forth under "—Conditions to the Exchange Offer" below.

        We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of the extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

        We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "—Conditions to the Exchange Offer." We will give notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable, the notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

        Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer.

Procedures for Tendering Old Notes

        The tender to us of old notes by a holder of old notes as set forth below and the acceptance of the tender by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender old notes for exchange under the exchange offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal, to The Bank of New York at the address set forth below under "—Exchange Agent" on or prior to the expiration date of the exchange offer. In addition, the exchange agent must receive:

  •
  certificates for the old notes along with the Letter of Transmittal;

  •
  prior to the expiration date of the exchange offer, a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account at The Depository Trust Company in accordance with the procedure for book-entry transfer described below; or

  •
  the holder must comply with the guaranteed delivery procedure described below.

        The method of delivery of old notes, Letters of Transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send Letters of Transmittal or old notes to us.

        Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instruction" on the Letter of Transmittal; or

  •
  for the account of a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States. If old notes are registered in the name of a person other than a signer of the Letter of Transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature on the old notes guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the owner's old notes, either (1) make appropriate arrangements to register ownership of the old notes in the owner's name or (2) obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by us in our sole discretion. This determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the Letter of Transmittal and the instructions to the Letter of Transmittal) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity regarding any tender of old notes for exchange, nor shall any of them incur any liability for failure to give notification.

        If the Letter of Transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

        By tendering, each holder of old notes will represent to us in writing that, among other things:

  •
  the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the holder and any beneficial holder;

  •
  neither the holder nor any beneficial holder has an arrangement or understanding with any person to participate in the distribution of the new notes; and

  •
  neither the holder nor any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of our company.

        If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in distribution of the new notes.

        If any holder or any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of ours, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes to be acquired in the exchange offer, the holder or any other person (1) may not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        If the holder is a broker-dealer, the holder must represent that it will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See "—Conditions to the Exchange Offer" below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral and written notice to the exchange agent.

        The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from June 30, 2003. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from June 30, 2003. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

        In all cases, issuance of new notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of (1) certificates for the old notes or a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account at The Depository Trust Company, (2) a properly completed and duly executed Letter of Transmittal and (3) all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company according to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to an account maintained with The Depository Trust Company) as promptly as practicable after the expiration of the exchange offer.

Book-Entry Transfer

        Any financial institution that is a participant in The Depository Trust Company's systems may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at The Depository Trust Company, the Letter of Transmittal or facsimile of the Letter of Transmittal with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "—Exchange Agent" on or prior to the expiration date of the exchange offer, unless the holder has strictly complied with the guaranteed delivery procedures described below.

        We understand that the exchange agent has confirmed with The Depository Trust Company that any financial institution that is a participant in The Depository Trust Company's system may utilize The Depository Trust Company's Automated Tender Offer Program to tender old notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that The Depository Trust Company establish an account for the old notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent's account in accordance with The Depository Trust Company's Automated Tender Offer Program procedures for transfer. However, the exchange of the old notes so tendered will only be made after timely confirmation of the book-entry transfer and timely receipt by the exchange agent of, in addition to any other documents required, an appropriate Letter of Transmittal with any required signature guarantee and an agent's message, which is a message, transmitted by The Depository Trust Company and received by the exchange agent and forming part of a confirmation of a book-entry transfer, which states that The Depository Trust Company has received an express acknowledgment from a participant tendering old notes which are the subject of the confirmation of a book-entry transfer and that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce the agreement against that participant.

Guaranteed Delivery Procedures

        If a registered holder of the old notes desires to tender the old notes and the old notes are not immediately available, or time will not permit the holder's old notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may nonetheless be effected if:

  •
  the tender is made through a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

  •
  prior to the expiration date of the exchange offer, the exchange agent received from the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal) and Notice of Guaranteed Delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States with the exchange agent; and

  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and all other documents required by the Letter of Transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to the expiration date of the exchange offer. For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under "—Exchange Agent." Any notice of withdrawal must:

  •
  specify the name of the person having tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn (including the principal amount of the old notes); and

  •
  where certificates for old notes have been transmitted specify the name in which the old notes are registered, if different from that of the withdrawing holder.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States unless the holder is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. All questions as to the validity, form and eligibility (including time of receipt) of the notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder (or in the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company according to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with The Depository Trust Company for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time on or prior to the expiration date of the exchange offer.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of the old notes for exchange or the exchange of new notes for the old notes, we determine that:

  •
  the exchange offer does not comply with any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission;

  •
  we have not received all applicable governmental approvals; or

  •
  any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of that right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

        The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed Letters of Transmittal should be directed to the exchange agent at the address set forth below:

The Bank of New York
Reorganization Department
101 Barclay Street—7E
New York, NY 10286
Attn:

        Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

The Bank of New York
Reorganization Department
101 Barclay Street—7E
New York, NY 10286
Attn:

        Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

        The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses include fees and expenses of the exchange agent and trustee under the indenture governing the notes, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The new notes will be recorded at the same carrying amount as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange and, accordingly, no gain or loss will be recognized. The debt issuance costs will be capitalized and amortized to interest expense over the term of the new notes.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange; Resales of New Notes

        Holders of old notes who do not exchange their old notes for new notes in the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend on the old notes as a consequence of the issuance of the old notes in accordance with exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Old notes not exchanged in accordance with the exchange offer will continue to accrue interest at 9 5/8% per annum and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the old notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

        Based on interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that new notes issued in accordance with the exchange offer may be offered for resale, resold or otherwise transferred by the holders (other than (1) any holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act or (2) any broker-dealer that purchases notes from us to resell in accordance with Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement or understanding with any person to participate in the distribution of the new notes. If any holder has any arrangement or understanding regarding the distribution of the new notes to be acquired in accordance with the exchange offer, the holder (1) could not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." We have not requested the staff of the Securities and Exchange Commission to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make a no-action request.

        In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

DESCRIPTION OF THE NEW NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Worldspan" refers only to Worldspan L.P. and not to any of its subsidiaries. The term "Issuers" refers to Worldspan and WS Financing Corp., collectively.

        The Issuers issued the old notes under, and the new notes will be subject to, an indenture among the Issuers, the Guarantors and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

        The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

  The Notes

        The terms of the new notes are the same as the terms of the old notes in all material respects except that:

  •
  the new notes will be registered under the Securities Act of 1933, as amended;

  •
  the new notes will not bear legends restricting their transfer under the Securities Act; and

  •
  holders of the new notes are not entitled to certain rights under the registration rights agreement.

        The new notes and the old notes are treated as one series of notes under the indenture, and references in the following summary to the notes should be read to incorporate the old notes and the new notes.

        The notes:

  •
  will be general unsecured obligations of the Issuers;

  •
  will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of Issuers;

  •
  will be senior in right of payment to any future subordinated Indebtedness of the Issuers; and

  •
  will be unconditionally guaranteed by the Guarantors.

        However, the notes are effectively subordinated to all borrowings under the senior credit facility, which is secured by substantially all of the assets of the Issuers and the Guarantors. See "Risk Factors—Subordination to Secured Creditors—Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors." Further, the guarantees of the notes are effectively subordinated to all guarantors' existing and future secured indebtedness.

  The Guarantees

        The notes will be guaranteed by each of Worldspan's current and future Domestic Subsidiaries.

        Each guarantee of the notes:

  •
  will be a general unsecured obligation of the Guarantor;

  •
  will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor; and

  •
  will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

        Not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor subsidiaries generated approximately 14% of our consolidated revenues in the twelve-month period ended September 30, 2003 and held approximately 3% of our consolidated assets as of September 30, 2003. See footnote 15 to our Consolidated Financial Statements included at the back of this prospectus for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor subsidiaries.

  WS Financing Corp.

        WS Financing Corp. is a wholly-owned subsidiary of Worldspan that was incorporated in Delaware for the purpose of serving as a co-issuer of the notes in order to facilitate the sale of the old notes. Worldspan believes that certain prospective purchasers of the notes may be restricted in their ability to purchase debt securities of partnerships, such as Worldspan, unless those debt securities are jointly issued by a corporation. WS Financing Corp. will not have any substantial operations or assets and will not have any revenues. As a result, prospective purchasers of the notes should not expect WS Financing Corp. to participate in servicing the interest and principal obligations on the notes. See "—Certain Covenants—Restrictions on Activities of WS Financing Corp."

        As of the date of this prospectus, all of Worldspan's subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the subheading "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," Worldspan will be permitted to designate certain of its subsidiaries as "Unrestricted Subsidiaries." Worldspan's Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

         The Issuers initially issued notes in the aggregate principal amount of $280.0 million. The Issuers may issue additional notes from time to time after this offering. Any offering of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuers will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 15, 2011.

        Interest on the notes will accrue at the rate of 9 5/8% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. Interest on overdue principal and interest and Liquidated Damages will accrue at a rate that is 1% higher than the applicable interest rate on the notes. The Issuers will make each interest payment to the Holders of record on the immediately preceding June 1 and December 1.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

         If a Holder has given wire transfer instructions to the Issuers, the Issuers will pay or cause to be paid, all principal, interest and premium and Liquidated Damages, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

         The trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the Holders of the notes, and the Issuers or any of their Restricted Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

         A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any note selected for redemption. Also, the Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

         The notes will be guaranteed by each of Worldspan's current and future Domestic Subsidiaries. These Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Fraudulent Conveyance Matters—Federal and state statutes allow courts, under specific circumstances, to void debts, including guarantees, and require note holders to return payments received from us or the guarantors."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Worldspan or another Guarantor, unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2)
  either:

  (a)
  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

  (b)
  the Net Proceeds of such sale or other disposition are applied in accordance with the "Asset Sale" provisions of the indenture.

        The Subsidiary Guarantee of a Guarantor will be released:

  (1)
  in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Worldspan or a Restricted Subsidiary of Worldspan, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

  (2)
  in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Worldspan or a Restricted Subsidiary of Worldspan, if the sale does not violate the "Asset Sale" provisions of the indenture;

  (3)
  if Worldspan designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

  (4)
  upon legal defeasance or satisfaction and discharge of the notes as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge." See "—Repurchase at the Option of Holders—Asset Sales."

Optional Redemption

         At any time prior to June 15, 2006, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including any additional notes issued after the date of the indenture) at a redemption price of 109.625% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Qualified Equity Offerings; provided that:

        (1)   at least 65% of the aggregate principal amount of notes issued under the indenture (including any Additional Notes issued after the date of the indenture) remains outstanding immediately after the occurrence of such redemption (excluding notes held by Worldspan and its Affiliates); and

        (2)   the redemption occurs within 90 days of the date of the closing of such Qualified Equity Offering.

        Except pursuant to the preceding paragraph, the notes will not be redeemable at the Issuers' option prior to June 15, 2007.

        On or after June 15, 2007, the Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date:

Year	Percentage
2007	104.813%
2008	102.406%
2009 and thereafter	100.000%

Mandatory Redemption

        The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each Holder of notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Issuers will, to the extent lawful:

  (1)
  accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

  (3)
  deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

        The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000 unless the unpurchased amount of the new note does not equal an integral multiple of $1,000.

        The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Worldspan and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Issuers to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Worldspan and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  Worldspan (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

  (2)
  the fair market value is determined by Worldspan's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee; and

  (3)
  at least 75% of the consideration received in the Asset Sale by Worldspan or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

  (a)
  any liabilities, as shown on Worldspan's most recent consolidated balance sheet, of Worldspan or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to an arrangement that releases Worldspan or such Restricted Subsidiary from further liability; and

  (b)
  any securities, notes or other obligations received by Worldspan or any such Restricted Subsidiary from such transferee that are, within 90 days after receipt thereof, converted by Worldspan or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash and Cash Equivalents received in that conversion.

        Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Worldspan may apply those Net Proceeds at its option:

  (1)
  to repay Indebtedness under a Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

  (2)
  to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Person primarily engaged in a Permitted Business;

  (3)
  to make a capital expenditure;

  (4)
  to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

  (5)
  to acquire the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of the Capital Stock by Worldspan or another Restricted Subsidiary or to acquire Capital Stock constituting a minority interest in any Person; provided, in each case, that such Person is primarily engaged in a Permitted Business.

        In the case of clauses (2), (4) and (5), Worldspan will also comply with its obligations above if it enters into a binding commitment to acquire such assets, Voting Stock or Capital Stock within the required time frame above, provided that such binding commitment shall be subject only to customary conditions and such acquisition shall be consummated within six months from the date of signing such binding commitment.

        Pending the final application of any Net Proceeds, Worldspan may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuers will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase (or, in respect of such other pari passu Indebtedness, such higher price, if any, as may be provided for by the terms of such pari passu Indebtedness), and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Worldspan may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

        The agreements governing the Issuers' other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Issuers to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Issuers. In the event a Change of Control or Asset Sale occurs at a time when the Issuers are prohibited from purchasing notes, the Issuers could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain a consent or repay those borrowings, the Issuers will remain prohibited from purchasing notes. In that case, the Issuers' failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the other indebtedness. Finally, the Issuers' ability to pay cash to the holders of notes upon a repurchase may be limited by the Issuers' then existing financial resources. See "Risk Factors—Financing Change of Control Offer—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture."

Selection and Notice

         If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

  (1)
  if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

  (2)
  if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

        No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

  Restricted Payments

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution on account of Worldspan's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Worldspan or any of its Restricted Subsidiaries) or to the direct or indirect holders of Worldspan's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Worldspan or to Worldspan or a Restricted Subsidiary of Worldspan);

  (2)
  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Worldspan) any Equity Interests of Worldspan or any direct or indirect parent of Worldspan;

  (3)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Worldspan or any Guarantor that is contractually subordinated to the notes or any Subsidiary Guarantee (excluding any intercompany Indebtedness between or among Worldspan and any of its Restricted Subsidiary), except a payment of interest or principal at the Stated Maturity thereof;

  (4)
  make any Excess FASA Payment; or

  (5)
  make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (5) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

  (2)
  Worldspan would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Worldspan and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (7), (8), (9) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

  (a)
  50% of the Consolidated Net Income of Worldspan for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Worldspan's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

  (b)
  100% of the aggregate net cash proceeds received by Worldspan after the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Worldspan (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Worldspan that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Worldspan), plus

  (c)
  to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated, redeemed, repurchased or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

  (d)
  50% of any dividends received by Worldspan or a Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary of Worldspan, to the extent that such dividends were not otherwise included in Consolidated Net Income of Worldspan for such period, plus

  (e)
  to the extent that any Unrestricted Subsidiary of Worldspan is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of Worldspan's Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

The preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

  (2)
  the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Worldspan or any Restricted Subsidiary or of any Equity Interests of Travel Transaction Processing Corporation, Worldspan or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Worldspan) of or capital contribution relating to, Equity Interests of Worldspan

    (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

  (3)
  the defeasance, redemption, repurchase or other acquisition of Indebtedness that is contractually subordinated to the notes or any Subsidiary Guarantee or Disqualified Stock of Worldspan or any Restricted Subsidiary with the net cash proceeds from an incurrence of Indebtedness or issuance of Disqualified Stock which is permitted to be incurred pursuant to the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (4)
  the payment of any dividend by a Restricted Subsidiary of Worldspan to the holders of its Equity Interests on a pro rata basis;

  (5)
  so long as no Default has occurred and is continuing or would be caused thereby, the payment of dividends to Travel Transaction Processing Corporation to the extent applied by Travel Transaction Processing Corporation to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of Travel Transaction Processing Corporation, Worldspan or any Restricted Subsidiary of Worldspan held by any current or former employee, officer or director of Travel Transaction Processing Corporation, Worldspan or any Subsidiaries of Worldspan pursuant to any management equity subscription agreement, stock option agreement, severance agreement, employment agreement, stockholder's agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.5 million in any twelve-month period (with amounts not used in any twelve-month period being carried forward to the subsequent twelve-month period up to a maximum of $4.0 million paid in any twelve-month period); provided further that such amounts may be increased by the cash proceeds of key man life insurance received by Worldspan and its Restricted Subsidiaries after the date of the indenture;

  (6)
  so long as no Default has occurred and is continuing or would be caused thereby, the payment of dividends to Travel Transaction Processing Corporation to the extent applied by Travel Transaction Processing Corporation to pay interest on the Seller Notes at a rate not to exceed 5% per annum; provided that Worldspan would, at the time of such payment and after giving pro forma effect thereto as if such payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (7)
  so long as Worldspan is treated for income tax purposes as a disregarded entity or a partnership, distributions to equity holders or partners of Worldspan in an amount, with respect to any period ending after March 31, 2003, not to exceed the Tax Amount for such period; provided that a distribution of the Tax Amount shall be made no earlier than 10 days prior to the due date of the tax payable by equityholders or partners of Worldspan to which such Tax Amount relates;

  (8)
  the payment of dividends to Travel Transaction Processing Corporation to the extent applied by Travel Transaction Processing Corporation to pay its general administrative expenses, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services, in an aggregate amount not to exceed $2.5 million per annum;

  (9)
  repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

  (10)
  payments of dividends to Travel Transaction Processing Corporation not to exceed $200,000 in the aggregate since the date of the indenture solely to enable it to make payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock; and

  (11)
  so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments not to exceed $15.0 million in the aggregate since the date of the indenture.

        Notwithstanding the foregoing, Worldspan shall be entitled to dividend or distribute the capital stock of Worldspan International Inc. to Travel Transaction Processing Corporation and/or any other partners of Worldspan without complying with this "Restricted Payments" covenant and shall be entitled to directly or indirectly reacquire the capital stock of Worldspan International Inc.; provided that such reacquisition occurs within one year from the date of the indenture; provided further that such reacquisition shall be excluded from clause (2) in the preceding paragraph. In the event such reacquisition does not occur within one year from the date of the indenture, Worldspan shall be deemed to have made a Restricted Payment on the date that is one year from the date of the indenture in an amount equal to the Investment in the Subsidiary held by Worldspan as of the date Worldspan made such dividend or distribution. The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Worldspan or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. Not later than the date of making any Restricted Payment, the Issuers will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed. For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the exceptions described in (1) through (11) above or is entitled to be made pursuant to the first paragraph of this covenant, Worldspan shall be permitted, in its sole discretion to classify such Restricted Payment in any manner that complies with this covenant.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and Worldspan will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any shares of preferred stock; provided, however, that Worldspan may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Worldspan's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

  (1)
  the incurrence by Worldspan and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Worldspan and its Restricted Subsidiaries thereunder) not to exceed $175.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Worldspan or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" (provided that such amount shall be reduced to the extent of any reduction or elimination of any Indebtedness under any Credit Facility resulting from or relating to the formation of any Receivables Subsidiary or the consummation of any Qualified Receivables Transaction);

  (2)
  the incurrence by Worldspan and its Restricted Subsidiaries of the Existing Indebtedness;

  (3)
  the incurrence by Worldspan and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the new notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

  (4)
  the incurrence by Worldspan or any of the Guarantors of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Worldspan or such Guarantor (whether through the direct purchase of assets or the Equity Interests of any Person owning such assets) in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

  (5)
  the incurrence by Worldspan or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), or (17) of this paragraph;

  (6)
  the incurrence by Worldspan or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Worldspan and any of its Restricted Subsidiaries; provided, however, that:

  (a)
  if Worldspan or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Worldspan, or the Subsidiary Guarantee, in the case of a Guarantor; and

  (b)
  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Worldspan or a Restricted Subsidiary of Worldspan and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Worldspan or a Restricted Subsidiary of Worldspan; will be deemed, in each case, to constitute an incurrence of such Indebtedness by Worldspan or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

  (7)
  the incurrence by Worldspan or any of its Restricted Subsidiaries of Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

  (8)
  the guarantee by Worldspan or any of the Guarantors of Indebtedness of Worldspan or a Restricted Subsidiary of Worldspan that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

  (9)
  the incurrence by Worldspan or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

  (10)
  the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, and the accrual of dividends on Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in the Fixed Charges of Worldspan as accrued;

  (11)
  the incurrence of Indebtedness by Worldspan or any of its Restricted Subsidiaries in the form of performance bonds, completion guarantees and surety or appeal bonds entered into by Worldspan or any of its Restricted Subsidiaries in the ordinary course of their business;

  (12)
  the incurrence of Indebtedness by Worldspan or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that the Indebtedness is satisfied within five business days of Incurrence;

  (13)
  the incurrence of Indebtedness by Worldspan or any of its Restricted Subsidiaries owed to any Person in connection with worker's compensation, self-insurance, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to Worldspan or such Restricted Subsidiary, pursuant to reimbursement or indemnification obligations to such person, in each case incurred in the ordinary course of business and consistent with past practices;

  (14)
  the incurrence of Indebtedness by Worldspan and its Restricted Subsidiaries arising from agreements of Worldspan or any of its Restricted Subsidiaries providing for adjustment of purchase price or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of Worldspan;

  (15)
  the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction that is without recourse to Worldspan or any of its Restricted Subsidiaries or their respective property or assets (other than such Receivables Subsidiary and its assets and, as to Worldspan or any of its Restricted Subsidiaries, other than pursuant to representations, warranties, covenants and indemnities customary for such transactions) and is not guaranteed by Worldspan or any of its Restricted Subsidiaries;

  (16)
  the incurrence of Indebtedness by Worldspan in the event of a Continuing Payment Termination or Worldspan Bankruptcy FASA Rejection; and

  (17)
  the incurrence by Worldspan or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (17), not to exceed $50.0 million.

        Worldspan will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Worldspan or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Worldspan solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuers will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

  Liens

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock to Worldspan or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Worldspan or any of its Restricted Subsidiaries;

  (2)
  make loans or advances to Worldspan or any of its Restricted Subsidiaries; or

  (3)
  transfer any of its properties or assets to Worldspan or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  agreements governing Existing Indebtedness and any other agreement, including the Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

  (2)
  the indenture, the notes and the Subsidiary Guarantees;

  (3)
  applicable law, regulation or order;

  (4)
  any (a) instrument governing Indebtedness or Capital Stock of a Person acquired by Worldspan or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred, and (b) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those instruments, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements at the time of such acquisition;

  (5)
  customary non-assignment provisions in leases, licenses or other commercial agreements entered into in the ordinary course of business and consistent with past practices;

  (6)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

  (7)
  any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary pending its sale or other disposition;

  (8)
  Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

  (9)
  any restriction on the transfer of assets under any Lien permitted under the indenture imposed by the holder of the Liens;

  (10)
  provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

  (11)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (12)
  restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary so long as the restrictions solely restrict the transfer of the property governed by the security agreements or mortgages;

  (13)
  Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary and its property or assets, or Liens or receivables or related assets which are the subject of, a Qualified Receivables Transaction; and

  (14)
  the Seller Notes as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the Seller Notes, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other restrictions than those contained in the Seller Notes on the date of the indenture.

  Merger, Consolidation or Sale of Assets

        Worldspan may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Worldspan is the surviving entity); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Worldspan and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

  (1)
  either: (a) Worldspan is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than Worldspan) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia (provided that if the person formed by or surviving any such consolidation or merger with Worldspan is not a corporation, a corporate co-issuer shall also be an obligor with respect to the notes);

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than Worldspan) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Worldspan under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

  (3)
  immediately after such transaction, no Default or Event of Default exists; and

  (4)
  (A) Worldspan or the Person formed by or surviving any such consolidation or merger (if other than Worldspan), or to which such sale, assignment, transfer, conveyance or other disposition has been made: will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," or (B) the Fixed Charge Coverage Ratio on the date of such transaction after giving pro forma effect thereto would be equal to or greater than the same ratio for Worldspan and its Restricted Subsidiaries immediately prior to the transaction.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to (A) a sale, assignment, transfer, conveyance or other disposition of assets between or among Worldspan and any of the Guarantors or (B) any merger or consolidation of (1) Worldspan with and into a Guarantor or (2) Worldspan with and into an Affiliate of Worldspan for the purpose of incorporating or reincorporating or organizing or reorganizing Worldspan in the same or another jurisdiction in the United States or any state thereof or the District of Columbia.

  Transactions with Affiliates

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

  (1)
  the Affiliate Transaction is on terms that are no less favorable to Worldspan or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Worldspan or such Restricted Subsidiary with a Person that is not an Affiliate of Worldspan; and

  (2)
  Worldspan delivers to the Trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Worldspan of such Affiliate Transaction from a financial point of view or that such Affiliate Transaction is not less favorable to Worldspan and its Restricted Subsidiaries than could reasonably be expected to be obtained in a comparable transaction with a

      Person that is not an Affiliate of Worldspan, as issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  any employment agreement entered into by Worldspan or any of its Restricted Subsidiaries in the ordinary course of business of Worldspan or such Restricted Subsidiary;

  (2)
  transactions between or among Worldspan and/or its Restricted Subsidiaries;

  (3)
  transactions with a Person that is an Affiliate of Worldspan solely because Worldspan owns an Equity Interest in, or controls, such Person;

  (4)
  payment of reasonable fees, compensation or employee benefits arrangements to and indemnity provided for the benefit of employees, directors or officers of Travel Transaction Processing Corporation, Worldspan or any Restricted Subsidiary of Worldspan in the ordinary course of business;

  (5)
  issuances or sales of Equity Interests (other than Disqualified Stock) to Affiliates, employees, officers and directors of Travel Transaction Processing Corporation, Worldspan or any of their Subsidiaries;

  (6)
  payment of fees by Worldspan in an aggregate amount not to exceed $1.5 million per annum plus reimbursement expenses for advisory services pursuant to the Advisory Agreement as in effect on the date of the indenture;

  (7)
  Restricted Payments or Permitted Investments that are permitted by the provisions of the indenture described above under the caption "—Restricted Payments;"

  (8)
  loans or advances to employees, directors, officers or consultants in an aggregate amount not to exceed $7.5 million outstanding at any one time;

  (9)
  transactions pursuant to any contract or agreement with Worldspan or any of its Restricted Subsidiaries in effect on the date of the indenture, as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement is not less favorable to Worldspan and its Restricted Subsidiaries in any material respect than the original agreement as in effect on the date of the indenture;

  (10)
  the Subsidiary Guaranties;

  (11)
  transactions pursuant to the Stockholders Agreement as in effect on the date of the indenture or any similar agreement or any amendment, modification or replacement of such Stockholders Agreement or agreement; provided that the terms of such amendment, modification or replacement is not more disadvantageous to the Holders of the notes in any material respect than the terms contained in the Stockholders Agreement or similar agreement;

  (12)
  any Tax sharing Agreement; provided that the aggregate amount payable by Worldspan pursuant thereto shall not exceed the Tax Amount;

  (13)
  the provisions by an Affiliate of commercial banking or lending services, investment banking or other similar services on terms that are no less favorable to Worldspan or the relevant Restricted Subsidiary than those that would have been obtained by an unaffiliated party and that are approved in good faith by a majority of the members of the Board of Directors;

  (14)
  any transaction effected as part of a Qualified Receivables Transaction;

  (15)
  any transaction with customers, clients, or suppliers of Worldspan or its Restricted Subsidiaries on terms that are no less favorable to Worldspan or the relevant Restricted Subsidiary than those that would have been obtained by an unaffiliated party and that are approved in good faith by a majority of the members of the Board of Directors; and

  (16)
  the dividend, distribution or acquisition of the capital stock of Worldspan International Inc. in accordance with the provisions of the indenture described above under the caption "—Restricted Payments."

  Additional Subsidiary Guarantees

        If Worldspan or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture (other than (1) a Domestic Subsidiary that has been properly designated as an Unrestricted Subsidiary in accordance with the indenture for so long as it continues to constitute an Unrestricted Subsidiary and (2) any Receivables Subsidiary), or Worldspan designates any Unrestricted Subsidiary that is a Domestic Subsidiary to be a Restricted Subsidiary, then that Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it was acquired or created or designated a Restricted Subsidiary; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

  Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors may designate any Restricted Subsidiary, other than WS Financing Corp., to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Worldspan and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "—Restricted Payments" or Permitted Investments, as determined by Worldspan. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

  Restrictions on Activities of WS Financing Corp.

        WS Financing Corp. will not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided that WS Financing Corp. may be a co-obligor or guarantor with respect to Indebtedness if Worldspan is an obligor of such Indebtedness and the net proceeds of such Indebtedness are received by Worldspan or one or more of Worldspan's Restricted Subsidiaries other than WS Financing Corp.

  Restrictions on Activities of Parents

        Parents will not engage in any business activities other than holding the Capital Stock of Worldspan; provided that the Parents may be a guarantor with respect to Indebtedness if Worldspan is an obligor of such Indebtedness and the net proceeds of such Indebtedness are received by Worldspan or one or more of Worldspan's Restricted Subsidiaries and Travel Transaction Processing Corporation may incur the Indebtedness outstanding under the Seller Notes (including pay-in-kind interest payments thereon) and be a party to, and subject to the terms of, the Founder Airline Services Agreements.

  Business Activities

        Worldspan will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Worldspan and its Subsidiaries taken as a whole.

  Payments for Consent

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

        Whether or not required by the SEC's rules and regulations, so long as any notes are outstanding, the Issuers will furnish to the Holders of notes, within the time periods specified in the SEC's rules and regulations:

  (1)
  all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Issuers were required to file such reports; and

  (2)
  all current reports that would be required to be filed with the SEC on Form 8-K if the Issuers were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Issuers' consolidated financial statements by the Issuers' certified independent accountants. In addition, following the consummation of the exchange offer, the Issuers will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Issuers' reporting obligations with respect to clauses (1) and (2) above shall be deemed satisfied in the event the Issuers file such reports with the SEC on EDGAR and deliver a copy of such reports to the Trustee.

        If, at any time after consummation of the exchange offer, the Issuers are no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Issuers will nevertheless continue filing the reports specified in the preceding paragraph with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Issuers agree that they will not take any action for the sole purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Issuers' filings for any reason, the Issuers will post the reports referred to in the preceding paragraph on their website within the time periods that would apply if the Issuers were required to file those reports with the SEC.

        In addition, the Issuers and the Guarantors agree that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

         Each of the following is an Event of Default:

  (1)
  default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

  (2)
  default in payment when due of the principal of, or premium, if any, on the notes;

  (3)
  failure by Worldspan or any of its Subsidiaries to comply with the provisions described under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

  (4)
  failure by Worldspan or any of its Subsidiaries for 30 days after notice from the trustee or the holders of 25% or more of the notes then outstanding to comply with the provisions described under the captions "Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments" or "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;"

  (5)
  failure by Worldspan or any of its Subsidiaries for 60 days after notice from the trustee or the holders of 25% or more of the notes then outstanding to comply with any of the other agreements in the indenture;

  (6)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Worldspan or any of its Subsidiaries (or the payment of which is guaranteed by Worldspan or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

  (a)
  is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

  (b)
  results in the acceleration of such Indebtedness prior to its express maturity,

      and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

  (7)
  failure by Worldspan or any of its Subsidiaries to pay final judgments aggregating in excess of $25.0 million (net of any amounts covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days;

  (8)
  except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

  (9)
  certain events of bankruptcy or insolvency described in the indenture with respect to Worldspan, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Worldspan, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

        Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

  (1)
  such holder has previously given the trustee notice that an Event of Default is continuing;

  (2)
  holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

  (3)
  such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

  (4)
  the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

  (5)
  holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

        The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

        The Issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Affiliates, Stockholders and Partners

         No director, officer, employee, incorporator, Affiliate, stockholder or partner of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such waiver is against public policy.

Legal Defeasance and Covenant Defeasance

         The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

  (1)
  the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

  (2)
  the Issuers' obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the trustee, and the Issuers' and the Guarantor's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel (subject to customary assumptions and exceptions) will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel (subject to customary assumptions and exceptions) reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Worldspan or any of its Restricted Subsidiaries are a party or by which Worldspan or any of its Restricted Subsidiaries are bound;

  (6)
  the Issuers must deliver to the trustee an officers' certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

  (7)
  the Issuers must deliver to the trustee an officers' certificate and an opinion of counsel (subject to customary assumptions and exceptions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

         Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any past or existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

  (1)
  reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

  (3)
  reduce the rate of or change the time for payment of interest on any note;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

  (5)
  make any note payable in money other than that stated in the notes;

  (6)
  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

  (7)
  waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

  (8)
  release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

  (9)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any Holder of notes, the Issuers, the Guarantors and the trustee may amend or supplement the indenture or the notes:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated notes in addition to or in place of certificated notes;

  (3)
  to provide for the assumption of the Issuers' obligations to Holders of notes by a successor;

  (4)
  to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

  (5)
  to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

  (6)
  to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture; or

  (7)
  to conform the text of the indenture, the Subsidiary Guarantees or the notes to any provision of this Description of the New Notes to the extent that such provision in this Description of the New Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes.

Satisfaction and Discharge

         The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

  (1)
  either:

  (a)
  all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuers or any Guarantor and thereafter repaid to the Issuers or discharged from their trust, have been delivered to the trustee for cancellation; or

  (b)
  all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor are a party or by which the Issuers or any Guarantor are bound;

  (3)
  the Issuers or any Guarantor have paid or caused to be paid all sums payable by them under the indenture; and

  (4)
  the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, the Issuers must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

         If the trustee becomes a creditor of the Issuers or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the indenture.

Additional Information

         Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Worldspan, L.P., World Headquarters, 300 Galleria Parkway, N.W., Atlanta, Georgia 30339, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

         The new notes will be in the form of one or more registered global notes without interest coupons (collectively, the "Global Notes"). Upon issuance, the Global Notes will be deposited with the Trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC's Participants and Indirect Participants (as defined below).

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

         The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Worldspan takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised Worldspan that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised Worldspan that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors in the Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, Worldspan and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Worldspan, the trustee nor any agent of Worldspan or the trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised Worldspan that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Worldspan. Neither Worldspan nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Worldspan and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised Worldspan that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Worldspan nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

         A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

  (1)
  DTC (a) notifies Worldspan that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Worldspan fails to appoint a successor depositary;

  (2)
  in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays), or (B) announces an intention permanently to cease business or does in fact do so;

  (3)
  Worldspan, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

  (4)
  there has occurred and is continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

         Worldspan will make, or cause to be made, payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Worldspan will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Worldspan expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Worldspan that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain Definitions

         Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; provided that Indebtedness of such other Person that is redeemed, defeased, retired or otherwise repaid at the time, or immediately upon consummation, of the transaction by which such other person is merged with or into or became a Restricted Subsidiary of such Person shall not be Acquired Debt; and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person; provided that the amount of such Indebtedness shall be deemed to be the lesser of the value of such asset and the amount of the obligation so secured.

        "Advisory Agreement" means the advisory agreement dated as of the date of the indenture by and between Worldspan and Travel Transaction Processing Corporation, as in effect on the date of the indenture.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings. No Person (other than Worldspan or any Restricted Subsidiary of Worldspan) in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of Worldspan or any of its Subsidiaries solely by reason of such Investment.

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Worldspan and its Restrictive Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

  (2)
  the issuance or sale of Equity Interests by any of Worldspan's Restricted Subsidiaries (other than directors qualifying shares or shares required by applicable law to be held by a Person other than Worldspan or a Restricted Subsidiary).

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

  (1)
  any single transaction or series of related transactions that involves assets having a fair market value of less than $2.5 million;

  (2)
  a transfer of assets between or among Worldspan and its Restricted Subsidiaries;

  (3)
  an issuance of Equity Interests by a Subsidiary to Worldspan or to a Restricted Subsidiary;

  (4)
  the sale, lease, conveyance or other disposition of equipment, inventory, intellectual property or accounts receivable in the ordinary course of business, including the sale or other disposition of obsolete, uneconomical, negligible, worn-out or surplus assets;

  (5)
  the sale or other disposition of cash or Cash Equivalents;

  (6)
  a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments;"

  (7)
  sales of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Subsidiary for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for the purposes of this clause (7), notes received in exchange for the transfer of accounts receivable and related assets will be deemed cash if the Receivables Subsidiary or other payor is required to repay said notes as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Worldspan entered into as part of a Qualified Receivables Transaction; and

  (8)
  transfers of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation;

  (2)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capitalized Software Arrangements" means, at the time any determination is made, the amount of liability in respect of long term software arrangements that are at that time capitalized on a balance sheet in accordance with GAAP and payable over a time period in excess of 12 months.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

  (1)
  United States dollars or foreign currency that is readily exchangeable into United States dollars;

  (2)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

  (3)
  securities issued or directly and fully guaranteed or insured by any state of the United States or any agency or instrumentality thereof having maturity of not more than one year from the date of acquisition and, at the time of acquisition, having one of the two highest ratings obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Ratings Services;

  (4)
  certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank having combined capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

  (5)
  repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

  (6)
  commercial paper having one of the two highest ratings obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within one year after the date of acquisition; and

  (7)
  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Worldspan and its Restricted Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of Worldspan;

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than one or more of the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Worldspan, measured by voting power rather than number of shares;

  (4)
  the first day on which a majority of the members of the Board of Directors of Worldspan are not Continuing Directors; or

  (5)
  the first day on which Worldspan ceases to own, directly or indirectly, 100% of the outstanding Equity Interests of WS Financing Corp.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

  (1)
  an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

  (2)
  provision for taxes based on income or profits or the Tax Amount of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes or Tax Amount was deducted in computing such Consolidated Net Income; plus

  (3)
  the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

  (4)
  depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

  (5)
  other expenses incurred in connection with the Transaction on or prior to the date of the indenture; minus

  (6)
  non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

  (1)
  the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

  (2)
  the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income to such Person and its Restricted Subsidiaries is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, except to the extent that any dividend or similar distribution is actually made and not otherwise included in Consolidated Net Income of such Person;

  (3)
  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

  (4)
  the cumulative effect of a change in accounting principles will be excluded;

  (5)
  the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

  (6)
  with respect to Worldspan, an amount equal to the product of (a) the amortization of intangibles incurred as a result of purchase accounting in connection with the acquisition, of Worldspan by the Principals times (b) a fraction, the numerator of which is one minus the then combined federal, state and local income tax rate that was or would have been utilized to calculate the Tax Amount of Worldspan), expressed as a decimal, and the denominator of which is one, in each case, on a consolidated basis and in accordance with GAAP, shall be added to Consolidated Net Income; and

  (7)
  with respect to Worldspan, the charges or expenses, if any, incurred with respect to the FASA Credits becoming due and payable in the event of a Continuing Payment Termination or Worldspan Bankruptcy FASA Rejection will be added back to Consolidated Net Income of Worldspan to the extent such charges or expenses were deducted in computing such Consolidated Net Income.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Worldspan who:

  (1)
  was a member of such Board of Directors on the date of the indenture; or

  (2)
  was nominated for election or elected to such Board of Directors with the approval of a majority of the directors of Worldspan then still in office who were either directors on the date of the indenture or whose election or nomination for election was previously so approved by the Continuing Directors who were members of such Board at the time of such nomination or election; or

  (3)
  who were nominated to serve on the Board of Directors by any of the Principals or their Related Parties.

        "Continuing Payment Termination" means a Delta Continuing Payment Termination or a Northwest Continuing Payment Termination, in each case, as defined in the applicable Founder Airline Services Agreement.

        "Credit Agreement" means that certain Credit Agreement, dated as of the date of the indenture, by and among the Parents, Worldspan, Lehman Commercial Paper Inc., as administrative agent, Lehman Brothers, Inc., as book-runner and lead arranger, and the other lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, amended and restated, modified, renewed, increased, supplemented, refunded, replaced or refinanced from time to time (whether the same are provided by the original agents and lenders under such Credit Facility or a successor agent or other lenders).

        "Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Delta Continuing Payment" has the meaning assigned to such term in the Founder Airline Services Agreement between Worldspan and Delta Air Lines, Inc.

        "Delta FASA Credit" has the meaning assigned to such term in the Founder Airline Services Agreement between Worldspan and Delta Air Lines, Inc.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Worldspan to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Worldspan may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Domestic Subsidiary" means any Restricted Subsidiary of Worldspan, other than WS Financing Corp., that was formed under the laws of the United States or any state of the United States or the District of Columbia.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Excess FASA Payment" means any transfer of value by way of setoff, rights of recoupment, cash payments or any other transfer of consideration in respect of any FASA Credit, Excess FASA Credit Amount, Continuing Payment or any other consideration payable under the Founder Airline Services Agreement, except that the following shall not be deemed an "Excess FASA Payment":

  (1)
  so long as no Delta Continuing Payment Termination or any Worldspan Bankruptcy Delta Rejection has occurred, an extension of a Delta FASA Credit or payment on or with respect to a FASA Credit Excess Amount (including by way or setoff or recoupment) in an aggregate amount not to exceed the amount in column B of Schedule 4.4(a) of the Founder Airline Services Agreement between Worldspan and Delta Air Lines, Inc. for the applicable month in column A of such schedule as in effect on the date of the indenture; or

  (2)
  so long as no Northwest Continuing Payment Termination or any Worldspan Bankruptcy FASA Rejection has occurred, an extension of a Northwest FASA Credit or payment on or with respect to a FASA Credit Excess Amount (including by way of setoff or recoupment) in an aggregate amount not to exceed the amount in column B of Schedule 4.4(a) of the Founder Airline Services Agreement between the Worldspan and Northwest Airlines, Inc. for the applicable month in column A of such schedule as in effect on the date of the indenture.

        "Existing Indebtedness" means any Indebtedness of Worldspan and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement and Indebtedness represented by Capital Lease Obligations and Capitalized Software Arrangements) in existence on the date of the indenture, until such amounts are repaid, and Indebtedness represented by Capital Lease Obligations and Capitalized Software Arrangements in an amount at any time outstanding not to exceed the amount of Indebtedness represented by such Capital Lease Obligations and Capitalized Software Arrangements, respectively, outstanding on the date of the indenture.

        "FASA Credits" means the Delta FASA Credit and the Northwest FASA Credit.

        "FASA Excess Credit Amount" has the meaning assigned to such term in the Founder Airline Services Agreements.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

  (1)
  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations and Capitalized Software Arrangements, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

  (2)
  the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

  (3)
  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

  (4)
  the product of (a) all cash dividend payments or other distributions (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred equity of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person (or, in the case of a Person that is a partnership or a limited liability company, the combined federal, state and local income tax rate that was or would have been utilized to calculate the Tax Amount of such Person), expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; plus

  (5)
  the amount of any dividends paid during such period pursuant to clause (6) of the second paragraph of the covenant described above under the caption "Certain Covenants—Restricted Payments;"

provided, that the payments of the Delta FASA Credit, Northwest FASA Credit and FASA Excess Credit Amount under the Founder Airline Services Agreements shall not be deemed to be "Fixed Charges" for any reason, regardless of the timing of payment.

        "Fixed Charge Coverage Ratio" means with respect to any specified Person and its Restricted Subsidiaries for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock or preferred equity subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock or preferred equity, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

  (2)
  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

  (3)
  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

        "Founder Airlines Services Agreements" mean each of the Founder Airline Services Agreements, dated as of the date of the indenture, by and between Worldspan and each of Delta Air Lines, Inc. and Northwest Airlines, Inc.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession in the United States, which are in effect on the date of the indenture.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business or standard contractual indemnities, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Guarantors" means:

  (1)
  each Domestic Subsidiary; and

  (2)
  any other subsidiary that executes a Guarantee in accordance with the provisions of the indenture; and their respective successors and assigns.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

  (1)
  interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

  (2)
  foreign exchange contracts, currency swap agreements or other similar agreements and other agreements or arrangements designed to protect such Person against fluctuations in exchange or currency rates.

        "Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $250,000 and whose total revenues for the most recent twelve-month period do not exceed $250,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any other Indebtedness of the Issuers.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

  (1)
  in respect of borrowed money;

        (2 evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

  (3)
  in respect of banker's acceptances;

  (4)
  representing Capital Lease Obligations;

  (5)
  representing Capitalized Software Arrangements;

  (6)
  representing the balance deferred and unpaid of the purchase price of any property which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto, except any such balance that constitutes an accrued expense or trade payable; or

  (7)
  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP; provided that the payments of the FASA Credits and FASA Excess Credit Amounts under the Founder Airline Services Agreements shall not be deemed to be "Indebtedness" for any reason regardless of the timing of payment; provided further that any Delta Continuing Payment or Northwest Continuing Payment shall be treated as Indebtedness to the extent such payments are classified as indebtedness under GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person and the amount of such obligation being deemed to be the lesser of the value of such asset and the amount of the obligation so secured)) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date will be:

  (1)
  the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

  (2)
  the principal amount of the Indebtedness in the case of any other Indebtedness.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other extensions of credit), advances or capital contributions (excluding (A) advances to customers in the ordinary course of business that are recorded as accounts receivable on the consolidated balance sheet of such Person and (B) commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by such other Persons, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Worldspan or any Restricted Subsidiary of Worldspan sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Worldspan such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Worldspan, Worldspan will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Worldspan's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement or any lease in the nature thereof.

        "Liquidated Damages" means all Liquidated Damages then owing pursuant to the registration rights agreement.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock or preferred equity dividends, excluding, however:

  (1)
  any gain (or loss), together with any related provision for taxes or Tax Distributions on such gain (or loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

  (2)
  any extraordinary gain (or loss), including any extraordinary tax refund, together with any related provision for taxes or Tax Distributions on such extraordinary gain (or loss), less, in the case of any Person that is a partnership or a limited liability company, the Tax Amount of such Person for such period.

        "Net Proceeds" means the aggregate cash proceeds received by Worldspan or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes or Tax Distributions paid or payable as a result of the Asset Sale, and any repayment of Indebtedness that was secured by the assets sold in such Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Non-Recourse Indebtedness" means Indebtedness:

  (1)
  as to which neither Worldspan nor any of its Restricted Subsidiaries:

  (a)
  provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

  (b)
  is directly or indirectly liable as a guarantor or otherwise; or

  (c)
  constitutes the lender;

  (2)
  no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Worldspan or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

  (3)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Worldspan or any of its Restricted Subsidiaries.

        "Northwest Continuing Payment Amount" has the meaning assigned to such term in the Founder Airlines Services Agreement between Worldspan and Northwest Airlines, Inc.

        "Northwest FASA Credit" has the meaning assigned to such term in the Founder Airline Services Agreement between Worldspan and Northwest Airlines, Inc.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness. "Permitted Business" means the business of Worldspan and its Subsidiaries engaged in on the date of the indenture and any other activities that are similar, ancillary or reasonably related to, or a reasonable extension of, such business.

        "Permitted Investments" means:

  (1)
  any Investment in Worldspan or in a Restricted Subsidiary of Worldspan;

  (2)
  any Investment in Cash Equivalents;

  (3)
  any Investment by Worldspan or any Restricted Subsidiary of Worldspan in a Person, if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary of Worldspan; or

  (b)
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Worldspan or a Restricted Subsidiary of Worldspan;

  (4)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (5)
  any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Worldspan and/or its parent entities;

  (6)
  any Investments received in compromise of obligations incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer and any Investments received in satisfaction of judgments;

  (7)
  Hedging Obligations;

  (8)
  receivables owing to Worldspan or any Restricted Subsidiary of Worldspan if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include the concessionaire trade terms as Worldspan or the Restricted Subsidiary deems reasonable under the circumstances;

  (9)
  payroll, travel and similar advances to cover matters that are expected at the time of the advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (10)
  loans or advances to employees, directors, officers or consultants of Travel Transaction Processing Corporation, Worldspan or any Restricted Subsidiary of Worldspan made in the ordinary course of business in the aggregate amount not to exceed $7.5 million outstanding at any one time;

  (11)
  Investments in existence on the date of the indenture;

  (12)
  Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business by Worldspan or any Restricted Subsidiary;

  (13)
  Investments made solely in exchange for the issuance of Equity Interests;

  (14)
  the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by Worldspan or a Restricted Subsidiary of Worldspan in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Worldspan entered into as part of a Qualified Receivables Transaction; and

  (15)
  other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) since the date of the indenture not to exceed $20.0 million outstanding; provided that any cash return on capital in any such Permitted Investment (including through any dividend, distribution, repayment, redemption, payment of interest or other transfer) made pursuant to this clause (15) will reduce the amount of any such Permitted Investment for purposes of calculating the amount of Permitted Investments under this clause (15) and will be excluded from clauses (3)(a), (d) and (e) of the first paragraph of the covenant described under the caption "—Certain Covenants—Restricted Payments."

        "Permitted Liens" means:

  (1)
  Liens on assets of Worldspan or any Guarantor securing Indebtedness and other Obligations under Credit Facilities that was incurred pursuant to either clause (1) or clause (17) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto;

  (2)
  Liens in favor of Worldspan or the Guarantors;

  (3)
  Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Worldspan or any Restricted Subsidiary of Worldspan; provided that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Worldspan or the Restricted Subsidiary;

  (4)
  Liens on property or shares of stock existing at the time of acquisition of the property or stock by Worldspan or any Restricted Subsidiary of Worldspan, provided that such Liens were not incurred in contemplation of such acquisition;

  (5)
  Liens incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance and other types of social security, or to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (6)
  Liens to secure Indebtedness (including Capital Lease Obligations and Capitalized Software Arrangements) permitted by clause (4) and Indebtedness represented by Capital Lease Obligations and Capitalized Software Arrangements permitted by clause (2) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;

  (7)
  Liens existing on the date of the indenture;

  (8)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

  (9)
  Liens imposed by law, including carriers', warehousemen's, mechanics and landlords' Liens, in each case for sums not due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions as is required in conformity with GAAP has been made therefor;

  (10)
  encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of Worldspan or a Restricted Subsidiary or to the ownership of their properties in the ordinary course of business which do not materially detract from the value of the property subject thereto or do no materially interfere with the ordinary conduct of business of Worldspan and its Restricted Subsidiaries;

  (11)
  attachment or judgment Liens not giving rise to an Event of Default;

  (12)
  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and property relating to such letters of credit and products and proceeds thereof;

  (13)
  Leases or subleases granted to others that do not materially interfere with the ordinary course of business of Worldspan and its Restricted Subsidiaries;

  (14)
  Liens arising from the filing of Uniform Commercial Code financing statements regarding leases;

  (15)
  Liens securing Permitted Refinancing Indebtedness or Indebtedness incurred to refund, refinance or extend Indebtedness secured by Liens under clauses (1), (3), (4), (6) and (7) hereof, provided that any such Lien does not extend to or cover any property, shares or debt other than the property, shares or debt securing the Indebtedness so refunded, refinanced or extended;

  (16)
  Liens on assets of Worldspan or a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction; and

  (17)
  Liens incurred in the ordinary course of business of Worldspan or any Restricted Subsidiary of Worldspan with respect to obligations that do not exceed $10.0 million at any one time outstanding.

        "Permitted Refinancing Indebtedness" means any Indebtedness of Worldspan or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Worldspan or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

  (1)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

  (2)
  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (3)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (4)
  such Indebtedness is incurred either by Worldspan, by a Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Principals" means Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., CVC Management LLC and Ontario Teachers' Pension Plan Board and their respective Affiliates.

        "Qualified Equity Offering" means, any issuance of Capital Stock (other than Disqualified Stock) by Worldspan or Travel Transaction Processing Corporation (to the extent that the net cash proceeds thereof are contributed to the capital of Worldspan) to any Person or Persons.

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by Worldspan or any of its Restricted Subsidiaries pursuant to which Worldspan or any of its Restricted Subsidiaries sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by Worldspan or any of its Restricted Subsidiaries) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Worldspan or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

        "Receivables Subsidiary" means a Subsidiary of Worldspan which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of Worldspan (as provided below) as a Receivables Subsidiary and

  (1)
  no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which

  (a)
  is guaranteed by Worldspan or any Restricted Subsidiary of Worldspan (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness)

      pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction);

    (b)
    is recourse to or obligates Worldspan or any Restricted Subsidiary of Worldspan in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction; or

    (c)
    subjects any property or asset of Worldspan or any Restricted Subsidiary of Worldspan (other than the accounts receivable and related assets as provided in the definition of "Qualified Receivables Transaction"), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction,

  (2)
  with which neither Worldspan nor any Restricted Subsidiary of Worldspan has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Worldspan or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Worldspan other than fees payable in the ordinary course of business in connection with servicing the receivables of such Subsidiary and

  (3)
  with which neither Worldspan nor any Restricted Subsidiary of Worldspan has any obligation to maintain or preserve such Subsidiary's financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of Worldspan will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Worldspan giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Related Party" means:

  (1)
  any controlling stockholder, officer, 50% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

  (2)
  any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 50% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Seller Notes" means the $39.0 million aggregate principal amount of Travel Transaction Processing Corporation's 12% Subordinated Note due 2012 issued to American Airlines, Inc. and the $45.0 million aggregate principal amount of Travel Transaction Processing Corporation's 10% Subordinated Note due 2012 issued to Delta Airlines, Inc., as such aggregate principal amounts may be increased by any interest on the Seller Notes that is not paid in cash and is added to the outstanding principal amount of such notes or that is paid through the issuance of additional notes.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Stockholders Agreement" means the Stockholders Agreement by and among Travel Transaction Processing Corporation, Worldspan, Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., Ontario Teachers' Pension Plan Board and other parties named therein or in joinder agreements thereto, as amended, modified or supplemented from time to time.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Tax Amount" means, for any period, the combined federal, state and local income taxes, including estimated taxes, that would be payable by Worldspan if it were a Delaware corporation filing separate tax returns with respect to its Taxable Income for such period; providedthat in determining the Tax Amount, the effect thereon of any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that would have arisen if Worldspan were a Delaware corporation shall be taken into account; provided, further that:

  (1)
  the Tax Amount for any period shall not exceed the total net amount of the relevant (estimated or final, as the case may be) tax liability that equityholders or partners of Worldspan (as the case may be) actually owes to the appropriate taxing authority at such time;

  (2)
  if there is an adjustment in the amount of the Taxable Income for any period, an appropriate positive or negative adjustment shall be made in the Tax Amount, and if the Tax Amount is negative, then the Tax Amount for succeeding periods shall be reduced to take into account such negative amount until such negative amount is reduced to zero; and

  (3)
  any Tax Amount other than amounts relating to estimated taxes shall be computed by a nationally recognized accounting firm.

        Notwithstanding anything to the contrary, Tax Amount shall not include taxes resulting from Worldspan's reorganization as or change in the status to a corporation for tax purposes.

        "Taxable Income" means, for any period, the taxable income or loss of Worldspan for such period for federal income tax purposes.

        "Tax Distribution" means a distribution in respect of taxes to the partners of Worldspan pursuant to clause (7) of the second paragraph of the covenant described above under the caption "Certain Covenants—Restricted Payments."

        "Unrestricted Subsidiary" means any Subsidiary of Worldspan (other than WS Financing Corp. or any of its successors) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  on the date of such designation is not party to any agreement, contract, arrangement or understanding with Worldspan or any Restricted Subsidiary of Worldspan unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Worldspan or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Worldspan;

  (3)
  is a Person with respect to which neither Worldspan nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Worldspan or any of its Restricted Subsidiaries.

        Any designation of a Subsidiary of Worldspan as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Worldspan as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," Worldspan will be in default of such covenant. The Board of Directors of Worldspan may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Worldspan of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if:

  (1)
  such Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

  (2)
  no Default or Event of Default would be in existence following such designation; and

  (3)
  such Restricted Subsidiary becomes a Guarantor and executes a supplemental indenture.

        "Worldspan Bankruptcy FASA Rejection" has the meaning assigned to such term in the Founder Airline Services Agreement.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        This section summarizes the material U.S. federal income tax consequences to holders of notes. However, the discussion is limited in the following ways:

  •
  The discussion only covers you if you bought your notes in the initial offering and are exchanging old notes for new notes in the exchange offer.

  •
  The discussion only covers you if you hold your notes as capital assets (that is, for investment purposes), and you are not a person in a special tax situation, such as a financial institution, an insurance company, a partnership or other pass-through entity, a regulated investment company, a dealer in securities or currencies, a person holding the notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or a person whose functional currency is not the United States dollar.

  •
  The discussion does not cover tax consequences that depend upon your particular tax situation.

  •
  The discussion is based on current law. Changes in the law may change the tax treatment of the notes.

  •
  The discussion does not cover state, local or foreign law.

  •
  We have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

        We urge you to consult your tax advisor about the particular U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes and the application of the U.S. federal income tax laws to your particular situation.

        A "U.S. holder" is (i) a citizen or resident of the U.S., (ii) a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as a U.S. person will also be a U.S. holder for purposes of the following discussion. Income tax treaties contain provisions which occasionally may modify the U.S. Federal income tax principles for determining the tax residency of individuals and entities. You should consult your tax advisors if you believe a relevant income tax treaty modifies the application of the aforementioned rules as applied to your status as a U.S. holder. All references to "holders" (including U.S. holders) are to beneficial owners of the notes. The term "Non-U.S. holder" refers to any beneficial owner of a note who or which is not a U.S. holder or a partnership or other pass-through entity.

Exchange Offer

        The exchange of notes for identical debt securities registered under the Securities Act will not constitute a taxable exchange. As a result, (i) you will not recognize a taxable gain or loss as a result of exchanging your notes; (ii) the holding period of the notes you receive will include the holding period of the notes you exchange; and (iii) the adjusted tax basis of the notes you receive will be the same as the adjusted tax basis of the notes you exchange determined immediately before the exchange.

U.S. Holders

        Taxation of Interest.    If you are a U.S. holder, you will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with your regular method of accounting for U.S. federal income tax purposes.

        Sale, Exchange or Redemption of Notes.    On the sale, retirement or redemption of your note:

  •
  You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note.

  •
  Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year. Under recent changes to the Internal Revenue Code, the maximum tax rate on long-term capital gains recognized by individuals after May 5, 2003 and before January 1, 2009 is 15%. Absent further changes in the law, the long-term capital gains recognized by individuals after 2008 will be subject to a maximum tax rate of 20% (or 18% if the note is held for more than five years). The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

        Withholding Tax on Payments of Principal and Interest on Notes.    Generally, payments of principal and interest on a note to a non-U.S. holder will not be subject to U.S. federal withholding tax, provided that in the case of an interest payment:

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all of our voting stock;

  •
  you are not a controlled foreign corporation that is related to us within the meaning of U.S. federal income tax laws;

  •
  you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

  •
  you are either (A) the beneficial owner of the note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on a signed IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of your trade or business (a "financial institution") and that certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

        Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to interest payment on a note if such interest is effectively connected with your conduct of a trade or business in the United States. Foreign corporations may wish to consider the possible impact of a branch profits tax.

        Sale, Exchange or Redemption of Notes.    You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a note (except with respect to accrued and unpaid interest, which would be taxable as described above), unless:

  •
  you are an individual present in the U.S. for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the U.S. and certain other requirements are met, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the U.S.;

  •
  the gain is effectively connected with your conduct of a trade or business in the U.S.; or

  •
  you are subject to provisions in the Internal Revenue Code applicable to certain U.S. expatriates.

        U.S. Federal Estate Tax.    If you are an individual, your notes will not be subject to U.S. estate tax when you die, provided that, at your death, payments on the notes were not effectively connected with the conduct of a trade or business that you were conducting in the United States and you did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote. The United States federal estate tax was repealed in June, 2001; however, the repeal does not take effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.

Backup Withholding and Information Reporting

        U.S. Holders.    Information reporting will apply to payments of interest made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

        Non-U.S. Holders.    Backup withholding and information reporting on Form 1099 will not apply to payments of principal and interest on the notes by us or our agent to a Non-U.S. holder provided the Non-U.S. holder provides a certification described above under "—Non-U.S. Holders—Withholding Tax on Payments of Principal and Interest on Notes" or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to a Non-U.S. holder may, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S.

        Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of notes effected outside the U.S. by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes effected outside the U.S. by a foreign office of a broker if the broker (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (iii) is a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a Non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of notes by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity and the binding effect of the new notes and the related guarantees will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania.

EXPERTS

        The consolidated financial statements of Worldspan, L.P. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND OTHER INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, covering the notes to be issued in the exchange offer (Registration No. 333-109064). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the notes to be issued in the exchange offer, please reference the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

        As a result of the exchange offer, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any reports or other information filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 800-SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and at the SEC Web site at "www.sec.gov." In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number: Worldspan, L.P., 300 Galleria Parkway, N.W., Atlanta, Georgia 30339; the telephone number at that address is (770) 563-7400.

        If for any reason we are not required to comply with the reporting requirements of the Securities and Exchange Act of 1934, as amended, we are still required under the terms of the indenture, so long as any notes are outstanding, to furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Conditions and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

 Report of Independent Auditors

         To the Partners of Worldspan, L.P.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, partners' capital and cash flows present fairly, in all material respects, the financial position of Worldspan, L.P. and its subsidiaries (the "Partnership") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

March 3, 2003, except as to
Note 15, for which the
date is June 9, 2003

 Worldspan, L.P.

Consolidated Balance Sheets

(in thousands)

	Predecessor Basis		Sucessor Basis
	December 31,
			September 30, 2003
	2001	2002
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$85,941	$132,101	$38,906
Trade accounts receivable, net	59,465	62,791	122,820
Related party accounts receivable, net	42,719	34,933	—
Prepaid expenses and other current assets	12,569	23,953	16,517

Total current assets	200,694	253,778	178,243
Property and equipment, less accumulated depreciation	127,538	115,610	121,493
Deferred charges	42,923	35,920	34,216
Debt issuance costs, net	—	—	14,282
Goodwill	—	—	118,340
Other intangible assets, net	31,879	19,524	647,116
Investments	17,259	6,865	7,488
Other long-term assets	7,601	23,169	41,949

Total assets	$427,894	$454,866	$1,163,127

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$17,915	$18,502	$13,872
Accrued expenses	140,674	145,608	143,703
Current portion of capital lease obligations	16,529	16,182	18,226
Current portion of long-term debt	—	—	8,000
Other current liabilities	2,889	9,686	11,315

Total current liabilities	178,007	189,978	195,116
Long-term portion of capital lease obligations	45,339	56,771	58,135
Long-term debt	—	—	397,000
Pension and postretirement benefits	46,814	54,401	66,558
Other long-term liabilities	20,378	18,114	7,219

Total liabilities	290,538	319,264	724,028
Commitments and contingencies	—	—	—
Partners' capital	137,356	135,602	439,099

Total liabilities and Partners' capital	$427,894	$454,866	$1,163,127

The accompanying notes are an integral part of these consolidated financial statements.

 Worldspan, L.P.

Consolidated Statements of Income

(in thousands)

	Predecessor Basis
				Nine months ended		Successor Basis
	Year ended December 31,
				September 30,	Six months ended June 30, 2003	Three months ended September 30, 2003
	2000	2001	2002	2002
				(unaudited)	(unaudited)	(unaudited)
Revenues
Electronic travel distribution
Third party	$462,021	$483,795	$511,914	$394,870	$272,968	$212,916
Related party	203,155	278,509	295,181	234,014	141,965	—
Information technology services
Third party	4,509	12,336	13,285	10,075	6,572	16,598
Related party	117,836	113,713	94,489	71,674	45,967	—

Total revenues	787,521	888,353	914,869	710,633	467,472	229,514
Operating Expenses
Cost of revenues
Cost of revenues excluding developed technology amortization	506,023	588,633	605,845	463,582	331,516	163,459
Developed technology amortization	10,587	12,827	15,244	11,189	7,359	5,508

Total cost of revenues	516,610	601,460	621,089	474,771	338,875	168,967
Selling, general and administrative	187,736	206,315	181,813	126,245	77,237	35,049
Amortization of intangible assets	—	—	—	—	—	9,009

Total operating expenses	704,346	807,775	802,902	601,016	416,112	213,025
Operating income	83,175	80,578	111,967	109,617	51,360	16,489
Other Income (Expense)
Interest income	8,583	5,812	2,085	1,572	401	166
Interest expense	(4,424)	(6,515)	(5,481)	(4,958)	(2,756)	(10,485)
Gain on sale of marketable securities	—	9,148	—	—	—	—
Equity in (loss) gain of investees, net	(3,487)	(2,141)	68	(5)	130	161
Write-down of impaired investments	(16,627)	(19,784)	(10,330)	(3,250)	—	—
Change-in-control expense	—	—	—	—	(17,259)	—
Other, net	38,152	(4,819)	7,768	8,398	(1,461)	79

Total other income (expense), net	22,197	(18,299)	(5,890)	1,757	(20,945)	(10,079)

Income before provision for income taxes	105,372	62,279	106,077	111,374	30,415	6,410
Income tax expense (benefit)	1,129	(890)	1,258	391	144	87

Net income	$104,243	$63,169	$104,819	$110,983	$30,271	$6,323

The accompanying notes are an integral part of these consolidated financial statements.

 Worldspan, L.P.

Consolidated Statements of Partners' Capital

(in thousands)

	Partners' Capital	Accumulated Other Comprehensive Income	Total
Predecessor Basis
Balance at December 31, 1999	$224,809	$—	$224,809
Comprehensive income:
Net income	104,243	—	104,243
Unrealized holding loss on investment	—	(2,505)	(2,505)

Comprehensive income:			101,738
Distribution to Partners	(80,000)	—	(80,000)

Balance at December 31, 2000	249,052	(2,505)	246,547
Comprehensive income:
Net income	63,169	—	63,169
Unrealized holding loss on investment	—	(6,408)	(6,408)
Reclassification adjustment for realized loss on investment included in net income	—	9,438	9,438
Additional minimum pension liability	—	(390)	(390)

Comprehensive income:			65,809
Distribution to Partners	(175,000)	—	(175,000)

Balance at December 31, 2001	137,221	135	137,356
Comprehensive income:
Net income	104,819	—	104,819
Unrealized holding loss on investment	—	(458)	(458)
Additional minimum pension liability	—	(6,115)	(6,115)

Comprehensive income:			98,246
Distribution to Partners	(100,000)	—	(100,000)

Balance at December 31, 2002	142,040	(6,438)	135,602
Comprehensive income (unaudited):
Net income (unaudited)	30,271	—	30,271
Unrealized holding loss on investment (unaudited)	—	210	210

Comprehensive income (unaudited):			30,481
Distribution to Partners (unaudited)	(110,000)	—	(110,000)

Balance at June 30, 2003 (unaudited)	$62,311	$(6,228)	$56,083

Successor Basis
Comprehensive income (unaudited):
Net income (unaudited)	6,323	—	6,323
Unrealized holding gain on investment (unaudited)	—	120	120

Comprehensive income (unaudited):			6,443
Elimination of prior Partners' capital (unaudited)	(62,311)	6,228	(56,083)
Equity contribution from TTPC (unaudited)	432,656	—	432,656

Balance at September 30, 2003 (unaudited)	$438,979	$120	$439,099

The accompanying notes are an integral part of these consolidated financial statements.

 Worldspan, L.P.

Consolidated Statements of Cash Flows

(in thousands)

	Predecessor Basis
						Successor Basis
	Year ended December 31,
				Nine months ended September 30, 2002	Six months ended June 30, 2003	Three months ended September 30, 2003
	2000	2001	2002
				(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$104,243	$63,169	$104,819	$110,983	$30,271	$6,323
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,153	83,425	79,215	61,140	32,322	26,529
Amortization of debt issuance costs	—	—	—	—	—	656
Gain on sale of investment	—	(9,148)	—	—	—	—
Equity in loss (gain) of investees, net	3,487	2,141	(68)	5	(130)	(161)
Write-down of impaired investments	16,627	19,784	10,330	3,250	—	—
Loss on disposal of property and equipment, net	498	2,608	826	276	1,010	194
Other	(114)	—	243	—	—	142
Changes in operating assets and liabilities:
Trade accounts receivable, net	(6,311)	(158)	(3,326)	(19,211)	(17,075)	(3,529)
Related party accounts receivable, net	(1,072)	(14,467)	7,786	(4,441)	(3,396)	—
Prepaid expenses	(2,264)	73	(11,384)	(4,001)	5,412	2,024
Deferred charges	(8,818)	1,659	7,003	3,992	1,945	(241)
Other long-term assets	(744)	284	(13,995)	(1,156)	(11,774)	(3,275)
Accounts payable	(12,799)	(3,926)	587	(2,103)	640	(5,270)
Accrued expenses	5,154	20,025	4,934	13,107	4,773	(12,300)
Pension and postretirement benefits	(2,635)	(3,802)	(101)	(850)	3,203	2,493
Other long-term liabilities	2,795	(461)	(120)	(454)	(1,112)	(898)

Net cash provided by operating activities	180,200	161,206	186,749	160,537	46,089	12,687

Cash flows from investing activities:
Purchase of property and equipment	(34,656)	(22,337)	(12,375)	(9,331)	(9,302)	(5,064)
Proceeds from sale of property and equipment	866	779	559	210	396	50
Capitalized software development costs	(5,693)	(3,613)	(3,056)	(1,440)	(1,367)	(1,395)
Purchase of investments	(42,775)	(9,371)	(327)	(79)	—	—
Proceeds from sale of investment	—	9,148	—	—	—	—
Issuance of note receivable	(4,500)	—	—	—	—	—

Net cash used in investing activities	(86,758)	(25,394)	(15,199)	(10,640)	(10,273)	(6,409)

Cash flows from financing activities:
Distribution to Partners	(80,000)	(175,000)	(100,000)	(100,000)	(110,000)	—
Payments to seller airlines	—	—	—	—	—	(702,846)
Equity contribution from TTPC, net of transaction costs	—	—	—	—	—	308,374
Proceeds from issuance of debt, net of debt issuance costs	—	—	—	—	—	390,063
Principal payments on capital leases	(12,684)	(15,336)	(20,192)	(16,767)	(9,158)	(4,469)
Other	—	(710)	(5,198)	(2,145)	(4,828)	(2,425)

Net cash used in financing activities	(92,684)	(191,046)	(125,390)	(118,912)	(123,986)	(11,303)

Net increase (decrease) in cash and cash equivalents	758	(55,234)	46,160	30,985	(88,170)	(5,025)
Cash and cash equivalents at beginning of period	140,417	141,175	85,941	85,941	132,101	43,931

Cash and cash equivalents at end of period	$141,175	$85,941	$132,101	$116,926	$43,931	$38,906

Supplemental disclosure of cash flow information:
Interest paid	$4,424	$6,515	$6,695	$4,915	$2,433	$1,294
Income taxes paid	$2,379	$1,821	$439	$391	$144	$87

Non-cash financing activities:

(1)
Capital lease obligations of $10,217, $30,703 and $31,200 were incurred in 2000, 2001 and 2002, respectively, and $16,237 (unaudited) and $17,237 (unaudited) for the nine months ended September 30, 2002 and six months ended June 30, 2003, respectively, when the Partnership entered into leases for new equipment.

(2)
Obligation of $16,660 was incurred in 2000 for a licensed software arrangement, of which $13,062 was included in "Other long-term liabilities" in the accompanying consolidated balance sheets at December 31, 2001. An additional obligation of $9,853 was incurred in 2002 for a licensed software arrangement. At December 31, 2002 and September 30, 2003, $10,917 and $2,034 (unaudited), respectively, was included in "Other long-term liabilities" for both of these arrangements.

The accompanying notes are an integral part of these consolidated financial statements.

 Worldspan, L.P.

Notes to Consolidated Financial Statements

(in thousands)

1.     Summary of Significant Accounting Policies

        Nature of Business.    Worldspan, L.P. (the "Partnership"), is a Delaware limited partnership formed in 1990. On June 30, 2003, Travel Transaction Processing Corporation ("TTPC"), newly formed by Citigroup Venture Capital Equity Partners, L.P. ("CVC") and Ontario Teachers' Pension Plan Board ("OTPP"), indirectly acquired 100% of the outstanding partnership interests of the Partnership from affiliates of Delta Air Lines, Inc. ("Delta"), Northwest Airlines, Inc. ("Northwest") and American Airlines, Inc. ("American") (the "Acquisition"). TTPC owns all of the general partnership interests in the Partnership. WS Holdings LLC ("WS Holdings"), which is owned by TTPC, is the sole limited partner of the Partnership, owning all of the limited partnership interests. Prior to the Acquisition, Delta, Northwest and American (collectively, the "seller airlines") each owned approximately 40%, 34% and 25% general partnership interests in the Partnership, respectively, and NEWCRS Limited, Inc. ("NEWCRS"), which was owned by the seller airlines, owned all of the limited partnership interests.

        The Partnership provides information, reservations, transaction processing and related services for airlines, travel agencies and other travel-related entities. The Partnership owns and operates a global distribution system ("GDS"), and provides subscribers with access to and use of this GDS. The Partnership also charges Delta, Northwest and others for the use of the GDS.

        Basis of Presentation.    The accompanying financial statements represent the consolidated statements of the Partnership and its wholly owned subsidiaries. The Partnership accounts for its investments in certain investee companies (ownership 20%-50%) under the equity method of accounting, due to the Partnership having significant influence, but not control of the investee. Less than 20%-owned investees are included in the financial statements at the cost of the Partnership's investment, as the Partnership does not have significant influence of the investee. All material intercompany transactions and balances have been eliminated in consolidation.

        The unaudited condensed consolidated financial statements present the Partnership for the period July 1, 2003 through September 30, 2003 ("successor basis" reflecting the Acquisition and associated basis) and the period January 1, 2002 through June 30, 2003 ("predecessor basis" for the period of Delta's, Northwest's and American's ownership of the Partnership and associated basis).

        In accordance with the requirements of purchase accounting, the assets and liabilities of the Partnership were adjusted to their estimated fair values and the resulting goodwill computed for the Acquisition (see Note 7). The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying consolidated financial statements as of and for the period prior to the Acquisition are not comparable with those periods subsequent to the Acquisition.

        Cash and cash equivalents.    Cash equivalents consist of commercial paper and overnight investments with original maturities of three months or less when purchased.

        Fair Value of Financial Instruments.    The carrying amounts of the Partnership's financial instruments, exclusive of the depository certificates discussed in Note 2, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Partnership, the carrying value of capital lease obligations approximates fair value.

        Foreign Currency.    The U.S. dollar is considered to be the functional currency of the Partnership's foreign subsidiaries. The Partnership had cash and cash equivalents, accounts receivable and accounts payable denominated in foreign currencies of approximately $5,541, $4,144 and $644, respectively, at December 31, 2001, $6,962, $1,805 and $1,793, respectively, at December 31, 2002, and $2,890 (unaudited), $2,251 (unaudited) and $1,154 (unaudited), respectively, at September 30, 2003. These amounts have been translated into U.S. dollars based upon exchange rates in effect at December 31, 2001 and 2002 and September 30, 2003 and the related transaction gains and losses are included in "Other, net" in the accompanying consolidated statements of income.

        Consolidated Statements of Cash Flows.    For purposes of the consolidated statements of cash flows, the Partnership considers all short-term, highly liquid investments readily convertible into cash with original maturity at date of purchase of three months or less to be cash equivalents. At December 31, 2001 and 2002 and September 30, 2003, the Partnership had cash equivalents of approximately $77,762, $113,924 and $33,737 (unaudited), respectively.

        Property and equipment.    Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

        Capitalized Software for Internal Use.    Under the provisions of Statement of Position No. 98-1, Capitalization of Internal Use Software Costs ("SOP 98-1"), capitalization of costs begins when the preliminary project stage is completed, management has authorized further funding for the project and management deems it probable that the software will be completed and used to perform the function intended. The Partnership amortizes capitalized software development costs when the project is substantially complete and ready for its intended use. Amortization is provided on a straight-line basis over the estimated useful life of the software. Amortization of capitalized software was $1,040, $3,280 and $5,697, respectively, for the years ended December 31, 2000, 2001 and 2002, and $4,030 (unaudited), $3,139 (unaudited) and $129 (unaudited), respectively, for the nine months ended September 30, 2002, six months ended June 30, 2003 and three months ended September 30, 2003. Computer software maintenance costs are expensed as incurred. Computer software maintenance costs (included in "Cost of revenues excluding developed technology amortization" in the accompanying consolidated statements of income) were $24,060, $24,141 and $22,183, respectively, for the years ended December 31, 2000, 2001 and 2002, and $17,478 (unaudited), $9,851 (unaudited) and $5,133 (unaudited), respectively, for the nine months ended September 30, 2002, six months ended June 30, 2003 and three months ended September 30, 2003.

        Deferred Charges.    Deferred charges represent the unamortized balance of certain payments to subscribers in connection with converting to or recontracting for the Worldspan GDS. Such costs are amortized over the estimated term of the related subscriber agreement, which is generally four years. Amortization of deferred charges (included in "Cost of revenues" in the accompanying consolidated statements of income) was $23,173, $24,078 and $25,117, respectively, for the years ended December 31, 2000, 2001 and 2002, and $18,874 (unaudited), $11,172 (unaudited) and $4,978 (unaudited), respectively, for the nine months ended September 30, 2002, six months ended June 30, 2003 and three months ended September 30, 2003.

        Long-Lived Assets.    Long-lived assets are reviewed for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that such indicators are present, an undiscounted future net cash flow projection is prepared for the assets. In preparing this projection, a number of assumptions are made, including without limitation, future booking volume levels, price levels and rates of increase in operating expenses. If the projection of undiscounted future cash flows is in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the assets exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

        Revenue Recognition.    The Partnership provides electronic travel distribution services through the Worldspan GDS. These services are provided for airline carriers, rental car companies, hotels and other providers of travel products and services (collectively referred to as "associates"). The Partnership charges the associates fees for reservations booked through the Worldspan GDS and the fee per booking is based upon the participation level of the respective associate. Each participation level has a different level of functionality, which impacts the nature of the services provided through the Worldspan GDS. Revenue for airline travel bookings made through the Worldspan GDS is recognized in the month the booking is made. However, if the booking is subsequently canceled, the booking fee must be credited or refunded to the airline. Therefore, revenues are recorded net of an estimated amount reserved to account for cancellations which may occur in a future month. This reserve is calculated based on historical cancellation rates. In estimating the amount of future cancellations that will require a booking fee to be refunded, the Partnership assumes that a significant percentage of cancellations are followed by an immediate re-booking, without a net loss of revenues. This assumption is based on historical rates of cancellations and re-bookings and has a significant impact on the amount reserved. Revenue for car rental, hotel and other travel provider bookings is recognized at the time the reservation is used by the traveler.

        The Partnership also enters into subscriber service agreements, primarily with travel agencies, providing the user with access to the Worldspan GDS. Revenue for subscriber agreements is recognized as the service is provided.

        Additionally, the Partnership provides information technology services to Delta, Northwest and other companies in the travel industry. The Partnership provides such services pursuant to contractual arrangements in which the Partnership bills for time and costs incurred. Revenue from information technology services is recognized in the period the service is provided.

        As part of the Acquisition, the Partnership entered into a founder airline services agreement ("FASA") with each of Delta and Northwest. The FASAs replaced existing agreements between the Partnership and these two seller airlines concerning substantially the same information technology services at substantially the same prices. The FASAs contain an obligation by the Partnership to provide FASA credits and make FASA credit payments (collectively referred to as "FASA credits") to Delta and Northwest during the term. For the three months ended September 30, 2003, Delta and Northwest earned FASA credits of $8,333, which were accounted for as contra-revenue in accordance with Emerging Issues Task Force No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF No. 01-9").

        The Partnership has entered into fare content agreements with certain airlines pursuant to which these airlines will give the Partnership access to their schedule information, seat availability and publicly available fares (including web fares) for flights for sale in the territories covered in the respective agreements. Monthly payments made in conjunction with these agreements are accounted for as contra-revenue in accordance with EITF No. 01-9.

        Advertising Costs.    Advertising costs are expensed as incurred.

        Subscriber Incentives.    Subscriber incentive costs include ongoing programs to assist in the sale of Worldspan products and services. Costs may increase or decrease depending on total Worldspan system booking volumes generated by certain subscribers. These subscriber incentives may be paid at the time of signing a long-term agreement, at specified intervals of time, upon reaching specified bookings thresholds or for each booking made utilizing the Worldspan GDS. Subscriber incentives that are payable on a per booking basis are expensed in the month the bookings are generated. Subscriber incentives paid at contract signing or payable at specified dates or upon the achievement of specified objectives are capitalized and amortized over the expected life of the travel agency contract. Subscriber incentives payable upon the achievement of specified objectives are assessed as to the likelihood and amount of ultimate payment and expensed over the term of the contract. The recoverability of capitalized subscriber incentives are estimated based upon the expected future cash flows from bookings generated by the related travel agencies.

        Goodwill and Other Intangible Assets.    The Partnership accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires goodwill and intangible assets with indefinite lives to no longer be amortized. Goodwill and other intangible assets will be subject to an impairment test annually or when changes in circumstances indicate that the carrying value may not be recoverable.

        Stock-Based Compensation.    Under the TTPC stock incentive plan, TTPC offers restricted shares of its Class A Common Stock and grants options to purchase shares of its Class A Common Stock to certain employees of the Partnership. TTPC accounts for employee stock options and restricted shares of Class A Common Stock in accordance with SFAS No. 123, Accounting for Stock Based Compensation. TTPC values stock options based upon the Black-Scholes option-pricing model. As the TTPC options and restricted shares of TTPC Class A Common Stock are being granted to employees of the Partnership, the Partnership recognizes this value as an expense over the period in which the options and restricted shares vest.

        Retirement Plans.    Pension costs recorded as charges to operations include actuarially determined current service costs and an amount equivalent to amortization of prior service costs in accordance with the provisions set forth in SFAS No. 87, Employers' Accounting for Pensions. The Partnership accounts for postretirement benefits other than pensions in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The Partnership accounts for the cost of these benefits, which are for health care and life insurance, by accruing them during the employee's active working career. In October 2003, the Partnership approved changes that resulted in the curtailment of the retirement plans. As required by SFAS Nos. 87, 106 and 141, the Partnership has recognized the effects of those actions in measuring the projected benefit obligation as part of purchase accounting.

        Income Taxes.    All income or losses of the Partnership are allocated to the general and limited partners for inclusion in their respective income tax returns and, consequently, no provision or benefit for U.S. federal or state income taxes has been made in the accompanying financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles, which differ from the principles used in preparing the Partnership's income tax returns. In 2001, there was a one-time federal income tax payment associated with a Foreign Sales Corporation ("FSC"), which was wholly-owned by the Partnership. The Partnership is subject to income tax in foreign countries where it maintains operations. The income tax provision consists only of these foreign taxes.

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Risks and Uncertainties.    The Partnership derives substantially all of its revenues from the travel industry. Accordingly, events affecting the travel industry, particularly airline travel and participating airlines, can significantly affect the Partnership's business, financial condition and results of operations. The Partnership's customers are primarily located in the United States and Europe.

        Travel agencies are the primary channel of distribution for the services offered by travel vendors. If the Partnership were to lose and not replace the bookings generated by any significant travel agencies, its business, financial condition and results of operations could be adversely affected. For the year ended December 31, 2002, the six months ended June 30, 2003, and the three months ended September 30, 2003, approximately 15%, 19% (unaudited) and 22% (unaudited), respectively, of total operating revenue was generated by one subscriber.

        The Partnership maintained an allowance for doubtful accounts of approximately $12,858 and $18,447 at December 31, 2001 and 2002, respectively, and $15,529 (unaudited) at September 30, 2003.

        Recently Issued Accounting Pronouncements.    In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 establishes accounting and reporting for business combinations by requiring that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 142 changes the accounting for goodwill and other intangible assets deemed to have indefinite lives from an amortization method to an impairment-only approach. Goodwill and other intangible assets will be subject to an annual impairment test. SFAS No. 142 was effective for the Partnership on January 1, 2002. The adoption of these standards did not have a significant effect on the Partnership's financial position or results of operations.

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 was effective for the Partnership on January 1, 2002. The adoption of SFAS No. 144 did not have a significant effect on the Partnership's financial position or results of operations.

        In November 2001, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). As a result, certain items previously included in cost of revenues on the consolidated statements of income are recorded as a reduction of electronic travel distribution revenue. EITF 01-9 was effective for the Partnership in the first quarter of 2002. The adoption of EITF 01-9 did not have a significant effect on the Partnership's 2002 financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 addresses financial accounting and reporting for the costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Costs to Exit and Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, and establishes that fair value is the objective for initial measurement of the liability. The Partnership adopted SFAS No. 146 in 2002 and it did not have a significant effect on the Partnership's financial position or results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirement of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The adoption of FIN 45 did not have a significant effect on the Partnership's financial position or results of operations.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 expands upon existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN 46 did not have a significant effect on the Partnership's financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 prohibits entities from restating financial statements for earlier years presented. SFAS 150 became effective for the Partnership at the beginning of the third quarter of 2003. The Partnership does not currently have financial instruments with the characteristics of liabilities and equity. Accordingly, the implementation of SFAS 150 did not have any impact on the Partnership's consolidated financial position or results of operations.

        Reclassifications.    Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

2.     Investments

        The Partnership has entered into strategic investments with various technology and Internet companies that offer travel related products and services. These investments are strategic in that the primary purpose of the investments is either to enhance the content offered on the Worldspan GDS or to enable the Partnership to offer new and/or enhanced travel related products.

        At December 31, 2001 and 2002 and September 30, 2003, the Partnership held an investment in a publicly traded company that is classified as an available-for-sale marketable security. The Partnership's basis in this investment is approximately $562, after recording an impairment charge of $9,438 during 2001 based on the determination that the decline in fair value below cost was other-than-temporary, as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and related guidance (see discussion below). The fair value of this investment at December 31, 2001 and 2002 and September 30, 2003 was $1,088, $630 and $961 (unaudited), respectively. The fair value of this investment has been determined using a value supplied by an independent pricing service. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, there were no sales of securities classified as available-for-sale.

        As discussed in Note 1, the Partnership accounts for its investments in certain non-public investee companies (ownership 20%-50%) under the equity method of accounting. For the year ended December 31, 2001, the Partnership invested $1,961 in companies accounted for under the equity method. For the years ended December 31, 2000, 2001 and 2002, the Partnership recognized a net loss of $3,487 and $2,141 and a net gain of $68, respectively, for its equity in the gains and losses of the investees. For the nine months ended September 30, 2002, six months ended June 30, 2003 and three months ended September 30, 2003, the Partnership recognized a net loss of $5 (unaudited), net gain of $130 (unaudited) and net gain of $161 (unaudited), respectively, for its equity in the gains and losses of the investees. Less than 20%-owned non-public investees are included in the financial statements at the cost of the Partnership's investment. For the years ended December 31, 2001 and 2002, the Partnership invested $7,411 and $327, respectively, in companies accounted for under the cost method.

        The Partnership classifies all of its investments as noncurrent since it is the Partnership's intent to hold the investments for a period of time greater than one year.

        The Partnership assesses on a regular basis whether any significant decline in the fair value of an investment below the Partnership's cost is other-than-temporary. In performing this assessment, the Partnership considers all available evidence to evaluate whether the decline in an investment is other-than-temporary. This includes consideration of the current market price (for those investments that are publicly traded), specific factors or events (if any) that have caused the decline, recent news and events at the investee, general market conditions and the duration and extent to which an investment's market value has been below the Partnership's cost. To the extent that a decline in value is determined to be other-than-temporary, the investment is written down to its estimated fair value with an impairment charge to current earnings.

        For the years ended December 31, 2000, 2001 and 2002, the Partnership recorded impairment charges of $10,000, $10,346 and $10,330, respectively, to write-off its investment in various non-public investee companies. The impairment charges recorded were based upon management's estimate of the fair value. The decline in the estimated fair value of each investment was considered to be other-than-temporary since the Partnership concluded that it was unclear over what period a recovery, if any, would take place; therefore, the positive evidence suggesting that the investment would recover to at least the Partnership's purchase price was not sufficient to overcome the presumption that there was a permanent impairment in value. In connection with the investment impaired during 2000, the Partnership also recorded a write-off of its $4,614 loan with the investee and $2,013 of other assets.

        At December 31, 2000, the Partnership owned approximately 447 depository certificates representing beneficial ownership of common stock of Equant N.V. ("Equant"), a telecommunications company affiliated with Societe Internationale de Telecommunications Aeronautiques ("SITA"). The SITA Foundation issued the depository certificates and the allocation of the depository certificates to the SITA members was based upon the members' level of usage of the SITA network over a period of time. The SITA Foundation held the underlying Equant shares to the depository certificates. In November 2000, in connection with Equant's announcement of a planned merger with France Telecom's Global One business, the SITA Foundation entered into an agreement to exchange its approximately 68 million Equant shares for France Telecom shares at an approximate conversion rate of 1 Equant share to 0.4545 France Telecom share. The merger was completed during the first half of 2001. Certain restrictions limited the Partnership's ability to dispose of its depository certificates. In July 2001, the Partnership disposed of its remaining zero cost basis depository certificates, realizing a gain of approximately $9,148.

3.     Property and Equipment

        Property and equipment are comprised of the following:

		Predecessor Basis
				Successor Basis
		December 31,
				September 30, 2003
	Estimated Useful Life	2001	2002
				(unaudited)
Subscriber computer equipment	3 years	$143,358	$98,819	$89,214
Furniture, fixtures and equipment	3 to 5 years	100,105	96,463	77,232
Assets acquired under capital leases	3 to 7 years	167,335	97,130	116,668
Purchased software	3 to 7 years	45,186	61,367	63,070
Leasehold improvements	Lesser of lease term or useful life	9,836	10,422	10,463
Land		470	470	525

Total property and equipment		466,290	364,671	357,172
Less accumulated depreciation and amortization		(338,752)	(249,061)	(235,679)

Property and equipment, net		$127,538	$115,610	$121,493

        Depreciation and amortization expense of property and equipment was $71,566, $70,598 and $63,971, respectively, for the years ended December 31, 2000, 2001 and 2002, and $49,950 (unaudited), $24,368 (unaudited) and $12,010 (unaudited), respectively, for the nine months ended September 30, 2002, six months ended June 30, 2003 and three months ended September 30, 2003. Accumulated depreciation of assets acquired under capital leases at December 31, 2001 and 2002 and September 30, 2003 was $116,868, $33,782 and $44,431 (unaudited), respectively.

4.     Related Party Transactions

        Prior to the Acquisition, all transactions with Delta, Northwest and American were related party transactions, as described below. As of July 1, 2003, the seller airlines are no longer related parties; therefore, all transactions with the seller airlines subsequent to the Acquisition are considered third party transactions.

Predecessor Basis

        Revenues.    The Partnership charges Delta, Northwest, American and TWA for services related to information, reservations, ticket processing and other computer related services ("Information Technology Services"). The Partnership also charges Delta, Northwest, American and TWA for electronic travel distribution fees related to their airline reservations processed through the Worldspan GDS. Revenues earned from Delta represented approximately 20% of consolidated total revenues for the years ended December 31, 2000, 2001 and 2002 and 20% for the nine months ended September 30, 2002 and the six months ended June 30, 2003. Revenues earned from Northwest represented approximately 14% for the years ended December 31, 2000, 2001 and 2002 and 13% for the nine months ended September 30, 2002 and the six months ended June 30, 2003.

        Electronic travel distribution fees revenue billed to Delta, Northwest, American and TWA were as follows:

	Year ended December 31,
					Nine months ended September 30, 2002	Six months ended June 30, 2003
	2000	2001		2002
					(unaudited)	(unaudited)
Delta	$103,294	$115,879		$123,716	$96,577	$65,261
Northwest	73,208	89,202		86,419	68,246	41,278
American	—	61,527	(1)	85,046	69,191	35,426
TWA	26,653	11,901	(2)	—	—	—

	$203,155	$278,509		$295,181	$234,014	$141,965

        Information technology services revenue billed to Delta, Northwest, American and TWA were as follows:

	Year ended December 31,
					Nine months ended September 30, 2002	Six months ended June 30, 2003
	2000	2001		2002
					(unaudited)	(unaudited)
Delta	$57,657	$58,935		$56,441	$43,504	$26,762
Northwest	39,671	38,517		37,744	27,866	19,205
American	—	10,365	(1)	304	304	—
TWA	20,508	5,896	(2)	—	—	—

	$117,836	$113,713		$94,489	$71,674	$45,967

(1)
for the eight-month period ended December 31, 2001

(2)
for the four-month period ended April 30, 2001

        Operating Expenses.    The Partnership purchases services and leases facilities from Delta, Northwest and TWA primarily in connection with the operations of the Worldspan GDS. In connection with these services, the Partnership incurred costs with Delta, Northwest and TWA of $9,562, $1,388 and $872, respectively, for the year ended December 31, 2000, $8,299, $10,452 and $128, respectively, for the year ended December 31, 2001, $4,829, $1,225 and $0, respectively, for the year ended December 31, 2002, $5,090 (unaudited), $1,339 (unaudited), and $0 (unaudited), respectively, for the nine months ended September 30, 2002 and $3,579 (unaudited), $662 (unaudited), and $0 (unaudited), respectively, for the six months ended June 30, 2003.

        Accounts Receivable and Accounts Payable.    Net related party accounts receivable and accounts payable include the following:

	December 31, 2001
	Receivable	Payable	Net Receivable
Delta	$11,694	$2,171	$9,523
Northwest	20,294	1,420	18,874
American	14,322	—	14,322

	$46,310	$3,591	$42,719

	December 31, 2002
	Receivable	Payable	Net Receivable
Delta	$14,589	$1,159	$13,430
Northwest	18,846	1,618	17,228
American	4,275	—	4,275

	$37,710	$2,777	$34,933

        Amounts are receivable and payable under contractual arrangements among the parties. Such transactions are in the ordinary course of business under terms comparable to those of transactions with other parties. For information technology services, the fees charged by the Partnership equal the Partnership's cost of providing the services to the applicable airline (including an allocation of any costs for services shared with other service recipients), except for software development service fees, which equal the Partnership's cost of providing the services to the applicable airline (including an allocation of any costs for services shared with other service recipients) plus 20%.

Successor Basis (unaudited)

        Advisory Agreements.    In connection with the Acquisition, the Partnership entered into an advisory agreement with TTPC pursuant to which TTPC may provide financial, advisory and consulting services to the Partnership. In exchange for these services, TTPC will be entitled to an annual advisory fee of $1,500. The advisory agreement has an initial term of ten years. These expenses are included in "Selling, general and administrative" expenses in the accompanying consolidated statements of income.

        Stock-Based Compensation.    Under the TTPC stock incentive plan, TTPC offers restricted shares of its Class A Common Stock and grants options to purchase shares of its Class A Common Stock to certain employees of the Partnership. As the TTPC options are being granted to employees of the Partnership, the Partnership recognizes this value as an expense over the period in which the options vest.

5.     Accrued Expenses

        Accrued expenses are comprised of the following:

	Predecessor Basis
			Successor Basis
	December 31,
			September 30, 2003
	2001	2002
			(unaudited)
Subscriber incentives	$79,374	$68,429	$73,553
Employee compensation	29,143	38,159	22,564
Booking fee cancellation reserve	14,431	13,874	11,697
Other accrued expenses	17,726	25,146	35,889

Total	$140,674	$145,608	$143,703

6.     Employee Benefit Plans

        The Partnership sponsors noncontributory defined benefit pension plans covering substantially all U.S. employees. Pension coverage for employees of the Partnership's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans governed by local statutory requirements. The plans provide for payment of retirement benefits, mainly commencing between the ages of 52 and 65. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employees' length of service and earnings. Annual contributions to the plans are sufficient to satisfy legal funding requirements. Effective January 1, 2002, the defined benefit pension plan was amended to exclude employees hired on or after January 1, 2002. Effective December 31, 2003, the Partnership will freeze all further benefit accruals under the defined benefit pension plan. Employees who have already become participants in the defined benefit pension plan will, however, continue to receive credit for their future years of service for purposes of determining vesting in their accrued benefits and for purposes of determining their eligibility to receive benefits, such as early retirement, that are conditioned on the number of a participant's years of service.

        The Partnership provides postretirement health care and life insurance benefits to retirees in the United States and certain employee groups outside the United States. Most employees and retirees outside the United States are covered by government health care programs. Effective January 1, 2002, the plan covering these benefits was amended to exclude employees hired on or after January 1, 2002. In October 2003, the Partnership approved additional changes to this plan. Employees, other than those in a limited grandfathered group, retiring after December 31, 2003 will not be eligible for retiree health care coverage.

        The components of net pension and postretirement costs are as follows:

	Pension benefits			Postretirement benefits
	Year ended December 31,			Year ended December 31,
	2000	2001	2002	2000	2001	2002
Service cost	$8,192	$8,604	$9,630	$1,190	$1,424	$1,774
Interest cost	8,246	9,278	10,773	1,712	2,248	2,900
Expected return on plan assets	(9,448)	(11,415)	(13,299)	—	—	—
Amortization of transition obligation	173	173	173	—	—	—
Amortization of prior service cost	136	136	125	(850)	(850)	(850)
Recognized net actuarial loss (gain)	—	(567)	20	(254)	—	82

Net periodic benefit cost	$7,299	$6,209	$7,422	$1,798	$2,822	$3,906

        The reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

	Pension benefits		Postretirement benefits
	2001	2002	2001	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$124,652	$144,786	$30,633	$39,298
Service cost	8,604	9,630	1,424	1,774
Interest cost	9,278	10,773	2,248	2,900
Actuarial loss (gain)	4,633	20,458	5,980	(3,040)
Amendments	—	27	—	—
Benefits paid	(2,381)	(4,045)	(987)	(1,676)

Benefit obligation at end of year	$144,786	$181,629	$39,298	$39,256

Change in plan assets:
Fair value of plan assets at beginning of year	$133,503	$126,251	$—	$—
Actual return on plan assets	(16,005)	(7,037)	—	—
Employer contributions	11,134	10,132	987	1,676
Benefits paid	(2,381)	(4,045)	(987)	(1,676)

Fair value of plan assets at end of year	$126,251	$125,301	$—	$—

Reconciliation of funded status:
Funded status	$(18,535)	$(56,330)	$(39,298)	$(39,255)
Unrecognized actuarial loss	11,800	52,574	4,932	1,810
Unrecognized transition obligation	519	346	—	—
Unrecognized prior service cost	1,984	1,887	(8,410)	(7,560)
Other	934	430	309	435

Net amount recognized	$(3,298)	$(1,093)	$(42,467)	$(44,570)

Amounts recognized in the consolidated balance sheets:
Accrued benefit liability	$(4,347)	$(9,831)
Intangible asset	659	2,233
Accumulated other comprehensive income	390	6,505

Net amount recognized	$(3,298)	$(1,093)

Weighted average assumptions:
Discount rate	7.50%	6.75%	7.50%	6.75%
Expected long-term rate of return on plan assets	9.00%	9.00%	—	—
Rate of compensation increase	4.50%	4.00%	—	—

        For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $181,629, $135,561 and $125,301, respectively, as of December 31, 2002.

        The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 2002 is 15% for medical and 6% for dental. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A 1% increase in assumed health care cost trend rates would increase the total of the service and interest cost components for 2000, 2001 and 2002 by $99, $93 and $38, respectively, and the postretirement benefit obligation as of December 31, 2000, 2001 and 2002 by $730, $669 and $327, respectively. A 1% decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components for 2000, 2001 and 2002 by $97, $92 and $38, respectively, and the postretirement benefit obligation as of December 31, 2000, 2001 and 2002 by $717, $663 and $327, respectively.

        Net periodic pension cost was $5,299 (unaudited) for the nine months ended September 30, 2002, $5,238 (unaudited) for the six months ended June 30, 2003, and $3,856 (unaudited) for the three months ended September 30, 2003. Net periodic postretirement benefit cost was $2,839 (unaudited) for the nine months ended September 30, 2002, $2,439 (unaudited) for the six months ended June 30, 2003, and $498 (unaudited) for the three months ended September 30, 2003.

        Amounts recognized in the consolidated balance sheet September 30, 2003 (unaudited) were as follows:

	Pension Benefits	Postretirement Benefits
Accrued benefit liability	$(37,914)	$(28,644)
Intangible asset	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	$(37,914)	$(28,644)

        The Partnership sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $2,468, $2,466, and $2,450 for the years ended December 31, 2000, 2001 and 2002, respectively, $1,823 (unaudited) for the nine months ended September 30, 2002, $1,414 (unaudited) for the six months ended June 30, 2003, and $520 (unaudited) for the three months ended September 30, 2003.

        The Partnership reserves the right to modify or terminate its employee benefit plans as to all participants and beneficiaries at any time, except as restricted by the Internal Revenue Code or the Employee Retirement Income Security Act (ERISA).

7.     TTPC Acquisition of Worldspan (unaudited)

        On June 30, 2003, TTPC indirectly acquired 100% of the outstanding partnership interests of the Partnership from affiliates of Delta, Northwest and American. The aggregate consideration for the Acquisition was $901,500, consisting of $817,500 in cash and the issuance by TTPC of $84,000 of holding company subordinated seller notes payable by TTPC to American and Delta. The holding company subordinated seller notes are unsecured obligations of TTPC and are not the Partnership's debt. The purchase consideration remains subject to adjustment based upon certain items, such as the Partnership's closing cash, debt and working capital. The resulting net aggregate consideration for the Acquisition was $837,718. The Acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations.

        The $118,340 excess of the purchase price over the estimated fair values of the net tangible assets and separately identifiable intangible assets of the Partnership was recorded as goodwill. As all income or losses of the Partnership are allocated to TTPC and WS Holdings for inclusion in their respective income tax returns, none of the goodwill is expected to be tax deductible for the Partnership. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the transaction date. The following represents the preliminary allocation of the purchase price that was pushed down to the Partnership at the time of the acquisition:

Current assets	$178,856
Property and equipment	129,504
Deferred charges	33,975
Other long-term assets	60,201
Goodwill	118,340
Other identifiable intangibles	659,133
Current liabilities	(204,495)
Pension and postretirement benefits	(64,067)
Long-term portion of capital lease obligations	(62,640)
Other long-term liabilities	(11,089)

Allocated purchase price	$837,718

        The Partnership is evaluating the assignment of goodwill to its reportable segments.

        Other identifiable intangibles acquired consist of the following:

Asset	Fair Value	Estimated Useful Life
Supplier and agency relationships	$321,618	8-11 years
Information technology services contracts	28,536	5-15 years
Developed technology	236,837	11 years
Tradename	72,142	Indefinite

        The weighted average life of acquired identifiable intangibles, subject to amortization, is approximately nine years. Goodwill and tradename are not amortized but will be tested for impairment on an annual basis or at an interim date if indicators of impairment exist.

        The following unaudited financial information presents the results of operations of the Partnership as if the Acquisition had occurred at the beginning of each of the periods presented. Adjustments related to the Acquisition that affect the results of operations include the FASA credits, interest expense associated with the debt issued in conjunction with the Acquisition, depreciation of the step-up of fixed assets, amortization of the fair value of amortizing intangible assets, and advisory fee payable to TTPC. This pro forma information does not purport to be indicative of what would have occurred had the Acquisition occurred as of January 1 or of results of operations that may occur in the future.

	Predecessor Basis
	Year ended December 31,
				Nine months ended September 30, 2002	Six months ended June 30, 2003
	2000	2001	2002
Revenues	$754,188	$855,020	$881,536	$685,633	$450,805
Net (loss) income	$(9,717)	$(50,791)	$(9,141)	$25,148	$(26,840)

8.     Goodwill and Other Intangible Assets (unaudited)

        Goodwill and other intangible assets consisted of the following:

		December 31, 2001 (Predecessor Basis)		December 31, 2002 (Predecessor Basis)		September 30, 2003 (Successor Basis)
	Estimated Useful Life	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Cost	Accumulated Amortization
						(unaudited)	(unaudited)
Supplier and agency relationships	8-11 years	$—	$—	$—	$—	$321,618	$8,433
Information technology services contracts	5-15 years	—	—	—	—	28,536	576
Developed technology	5-11 years	131,692	99,813	134,789	115,265	239,337	5,508
Goodwill	Indefinite	—	—	—	—	118,340	—
Tradename	Indefinite	—	—	—	—	72,142	—

		$131,692	$99,813	$134,789	$115,265	$779,973	$14,517

        The Partnership recorded amortization expense for its amortized intangible assets of $10,587, $12,827 and $15,244, respectively, for the years ended December 31, 2000, 2001 and 2002, $11,190 (unaudited) for the nine months ended September 30, 2002, $7,358 (unaudited) for the six months ended June 30, 2003 and $14,517 (unaudited) for the three months ended September 30, 2003. Estimated amortization expense for the Partnership's intangible assets excluding the $14,517 (unaudited) amortization recorded for the three months ended September 30, 2003 and $7,358 (unaudited) for the six months ended June 30, 2003, is as follows:

Year ended December 31,
2003	$14,517
2004	58,067
2005	58,067
2006	58,067
2007	58,067

$246,785

9.     Debt (unaudited)

        In conjunction with the Acquisition, the Partnership issued and sold $280,000 aggregate principal amount of 9 5/8% Senior Notes due 2011 ("Senior Notes") and borrowed $125,000 under the term loan facility portion of a senior credit facility ("Term Loan"). The interest rate applicable to borrowings under the senior credit facility is based on the LIBOR rate, or, at the Partnership's option, the higher of several other common indices. At September 30, 2003, the interest rate on the senior credit facility was 4.93%. The Partnership is required to pay a commitment fee of 0.50% per annum on the difference between committed amounts and amounts actually utilized under the senior credit facility.

        Debt covenants require the Partnership to maintain certain financial ratios, including a minimum fixed charge coverage ratio, a minimum interest coverage ratio, a maximum senior secured leverage ratio and a maximum total leverage ratio. In addition, certain non-financial covenants restrict the activities of the Partnership. At September 30, 2003, the Partnership was in compliance with these covenants.

        Long-term debt consisted of the following:

September 30, 2003
(Successor Basis)
Senior Notes	$280,000
Term Loan	125,000

405,000
Less current portion of long-term debt	8,000

Long-term debt, excluding current portion	$397,000

        Long-term debt repayments are due as follows:

2003	$2,000
2004	8,000
2005	25,000
2006	25,000
2007	65,000
Thereafter	280,000

$405,000

10.   Lines of Credit (unaudited)

        The Partnership had a line of credit with one bank as of December 31, 2001 and 2002 that was cancelled on June 30, 2003. This line of credit allowed the Partnership to borrow up to $50,000 at the following options: the bank's base rate or the euro-dollar option (LIBOR rate plus applicable bank margin). The line of credit required that the Partnership keep a minimum of $2,000 in a demand deposit account and $2,000 in an investment account. Commitment fees incurred on the unused portion of the line of credit were approximately $70 and $62 during 2001 and 2002, respectively.

        On June 30, 2003, we entered into a syndicated revolving credit facility, which matures on June 30, 2007. This facility allows the Partnership to borrow up to $50,000 in revolving credit loans and standby letters of credit. The revolving loans have the following rate options: the bank's designated base rate, the eurodollar rate or the euro-dollar base rate. Commitment fees incurred on the unused portion of the credit facility are payable quarterly in arrears at a rate of 1/2 of 1% per annum and were $64 during the three months ended September 30, 2003.

11.   Other Significant Events

        Substantially all of TWA's assets, including its 26% interest in the Partnership, were sold to American during the first half of 2001. With this transaction, it was anticipated that the Partnership would no longer be providing the information technology services to TWA after the migration of TWA off of the Worldspan GDS. This migration was completed in December 2001. For the years ended December 31, 2000 and 2001, information technology services billed to TWA was $20,508 and $16,261, respectively. As a result of the financial impact of the pending TWA migration, the Partnership announced a workforce reduction in February 2001. The total charge recorded for the reduction, which affected approximately 220 employees, was $7,350, all of which was for severance and benefits. Most of the payments have been made during 2001. At December 31, 2002, there was no remaining liability associated with this workforce reduction.

        In October 2001, the Partnership announced an additional workforce reduction. This reduction was a result of decreased travel, and related booking volumes, caused by the events of September 11, 2001. The total charge recorded for this reduction, which affected approximately 200 employees, was $7,160, all of which was for severance and benefits. At December 31, 2002, there was no remaining liability associated with this workforce reduction.

        In December 2001, the Partnership recorded a charge of $8,199 as a result of discontinued Partner participation in a subscriber incentive program. This program was structured such that Delta, Northwest and TWA contributed, in the aggregate, approximately 40% of the total anticipated annual cost of the program. This annual contribution was paid by the Partners over a 36-month period, which was intended to correlate with the subscribers' usage of their incentives. When the Partner participation in the program was discontinued, the Partnership recorded a fourth quarter 2001 charge to write-off the asset associated with the outstanding payments.

        In November 2002, the Partnership announced a voluntary severance program. The total charge recorded for this workforce reduction, which affected approximately 130 employees, was $6,143, all of which was for severance and benefits. At December 31, 2002 and September 30, 2003, the remaining liability associated with this workforce reduction was $5,899 and $0 (unaudited), respectively.

        In April 2003, the Partnership announced a workforce reduction, which included both a voluntary and an involuntary program. This reduction was a result of decreased travel, and related booking volumes, caused by several factors including the war in Iraq, concerns over SARS and the weakened economy. The total charge recorded for this workforce reduction, which affected approximately 200 employees, was $4,600 (unaudited), all of which was for severance and benefits. At September 30, 2003, there was no remaining liability associated with this workforce reduction.

        Upon the closing of the Acquisition, certain members of management received change-in-control payments. The total charge recorded was approximately $17,259 (unaudited).

        In September 2003, Orbitz notified us of its intention to terminate its agreement with us due to an alleged material service level failure by us under the agreement. In October 2003, Orbitz rescinded its notice of contract termination, but we and Orbitz continue to discuss our disagreements regarding the agreement and currently are engaged in a dispute mechanism process as prescribed in the agreement, which calls for management discussions and then non-binding mediation between the parties prior to any potential legal action. If we were to lose and not replace the bookings generated by Orbitz, our business, financial condition and results of operations could be materially adversely impacted.

12.   Income Taxes

        Income before provision for income taxes consisted of:

	Predecessor Basis
	Year ended December 31,					Successor Basis
				Nine months ended September 30, 2002	Six months ended June 30, 2003	Three months ended September 30, 2003
	2000	2001	2002
				(unaudited)	(unaudited)	(unaudited)
Domestic	$103,870	$77,849	$111,055	$109,282	$35,854	$826
Foreign	1,502	(15,570)	(4,978)	2,092	(5,439)	5,584

Income before provision for income taxes	$105,372	$62,279	$106,077	$111,374	$30,415	$6,410

        The provision for income taxes consist of the following:

	Predecessor Basis
	Year ended December 31,					Successor Basis
				Nine months ended September 30, 2002	Six months ended June 30, 2003	Three months ended September 30, 2003
	2000	2001	2002
				(unaudited)	(unaudited)	(unaudited)
Current taxes:
Federal	$—	$968	$—	$—	$—	$—
State	—	—	—	—	—	—
Foreign	1,129	(1,858)	1,258	391	144	87

Provision for income taxes	$1,129	$(890)	$1,258	$391	$144	$87

        Federal income taxes in the amount of $968 were paid in 2001 for a Foreign Sales Corporation ("FSC") that was wholly owned by the Partnership. No provision for U.S. federal and state income taxes was recorded during 2000, 2001 and 2002 or the nine months ended September 30, 2002, the six months ended June 30, 2003 or the three months ended September 30, 2003, as such liability was the responsibility of the Partners of Worldspan, L.P., rather than of the Partnership. The Partnership intends to distribute to its partners cash sufficient to fund the partners' income tax liability, if any, as permitted by our senior credit facility and the indenture governing our senior notes.

        Certain of the Partnership's foreign subsidiaries are subject to income taxes. As of December 31, 2001 and 2002, a deferred tax asset of $4,778 and $5,812, respectively, existed primarily in respect to differences in depreciation at the foreign subsidiaries. The Partnership has provided a valuation allowance for the full amount of its deferred tax assets.

        Undistributed earnings of the Partnership's foreign subsidiaries amounted to approximately $1,688 at December 31, 2002. Those earnings are considered to be indefinitely reinvested, and accordingly, no provision for U.S. federal and state income taxes and foreign withholding taxes have been made. Upon distribution of those earnings, the Partners would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and the Partnership would be subject to withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrepatriated foreign tax credit amounts would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $84 would be payable upon remittance of all previously unremitted earnings at December 31, 2002.

13.   Commitments and Contingencies

        The Partnership has operating lease agreements which are principally for software, equipment and office facilities. Rent expense relating to these lease agreements was approximately $41,863, $30,918 and $30,012 for the years ended December 31, 2002, 2001 and 2000, respectively.

        The Partnership leases equipment under noncancelable capital lease obligations. Under these arrangements, an asset and liability are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The interest rate used in computing the present value of the minimum lease payments ranges from approximately 3.9% to 12.0% depending on the asset being leased. The annual lease payments under capital lease obligations are allocated between a reduction in the liability and interest payments using the effective interest method.

        Future minimum lease payments under noncancelable operating leases and capital leases at December 31, 2002 are as follows:

	Operating	Capital
2003	$63,336	$20,922
2004	74,361	16,960
2005	59,529	14,077
2006	35,894	12,014
2007	15,524	4,521
Thereafter	4,225	48,880

Total	$252,869	$117,374

Less amount representing interest		(44,421)

Present value of net minimum lease payments		72,953
Less current maturities		(16,182)

Long-term maturities		$56,771

        The Partnership has an Asset Management Offering agreement with IBM (the "IBM AMO"), expiring in 2007, that enables the Partnership to integrate additional IBM technology into the Partnership's growing line of travel solutions. The Partnership has accounted for the IBM AMO as a multiple element arrangement of hardware, software, and services. Under the terms of the agreement, the Partnership has a remaining aggregate minimum commitment of $323,320 plus additional contingent payments dependent upon the rate of growth of electronic travel distribution booking volumes. Of the minimum amount, approximately $202,934 represents future minimum lease payments for leases classified as operating at December 31, 2002 and approximately $22,840 represents future minimum lease payments for leases classified as capital at December 31, 2002. These amounts have been reflected above in the future minimum lease payments under noncancelable operating leases and capital leases at December 31, 2002. The remaining $97,546 represents the Partnership's future commitment for various other technology and service elements of the arrangement at December 31,

2002. The future minimum amounts payable under the IBM AMO are as follows at December 31, 2002:

	Total IBM AMO	IBM AMO Operating Leases at December 31, 2002	IBM AMO Capital Leases at December 31, 2002
2003	$84,492	$42,379	$8,792
2004	78,581	58,634	6,657
2005	69,190	52,235	3,959
2006	64,732	34,761	2,420
2007	26,325	14,925	1,012

	$323,320	$202,934	$22,840

        The payment stream of the IBM AMO is such that in the earlier years, the payments required under the agreement exceed the value of the technology and service elements received. This prepaid element at December 31, 2002 of $12,378 is included in "Other long-term assets" in the accompanying consolidated balance sheet.

        In February 1993, the Partnership entered into a seven-year agreement to purchase data network services that will consolidate the Partnership's U.S. offices and its travel agency customers into a single nationwide network. This agreement has been amended several times since its inception. The amendment in effect at December 31, 2002 will expire in August 2004. At December 31, 2002, the remaining minimum commitment associated with this agreement was approximately $32,000.

        In May 2000, the Partnership entered into an agreement for international network services which provides for a total minimum cost of approximately $45,000 over a four-year contract term. At December 31, 2002, the remaining commitment associated with this agreement was approximately $6,000.

        During 1998, the Partnership filed suit against Abacus Distribution Systems Pte Ltd. ("Abacus") for fraud, breach of contract and misappropriation of the Partnership's trade secrets and a separate action against Sabre Holdings Corporation ("Sabre") for tortious interference, misappropriation of the Partnership's trade secrets and other claims. In August 2000, a Tribunal of arbitrators in London acting under the authority of the International Chamber of Commerce found in favor of the Partnership in its proceedings against Abacus and granted joint and several monetary damages and costs to the Partnership of approximately $39,557 (included in "Other, net" in the accompanying consolidated statements of income), which was paid by Abacus in 2000. Abacus filed a counterclaim against the Partnership, which has been dismissed. In 1998, the Partnership initiated a lawsuit against Sabre and other Sabre-affiliated entities for claims arising from the termination of the Partnership's relationship with Abacus. In June 2002, the Partnership's claims against Sabre were pending before the U.S. District Court for the Northern District of Georgia and the U.S. Court of Appeals for the Eleventh Circuit. On June 18, 2002 the Partnership and Sabre executed a Settlement Agreement containing a mutual release of all pending claims. The settlement was paid in full in July 2002. In addition, the Partnership is currently involved in various claims related to matters arising from the ordinary course of business. Management believes the ultimate disposition of these actions will not materially affect the financial position or results of operations of the Partnership.

        During the quarter ended September 30, 2003, the Partnership received multiple assessments totaling €39,503 from the tax authorities of Greece relating to tax years 1993-2000. The Partnership is currently in the process of filing appeals of these assessments, the outcome of which is currently uncertain. The Partnership Interest Purchase Agreement, dated March 3, 2003, provides that each of the seller airlines shall severally indemnify TTPC and hold TTPC harmless on a net after-tax basis from and against any and all taxes of Worldspan and its subsidiaries related to periods prior to the sale of the company on June 30, 2003. The Partnership has informed the seller airlines of the receipt of these assessments and the indemnity obligation of the seller airlines under the Partnership Interest Purchase Agreement. Because of this indemnity, the Partnership believes that amounts paid, if any, to settle this assessment will be reimbursed by the seller airlines and will not have an effect on the Partnership's financial position or results of operations.

        In October 2003, the Partnership exercised its right to terminate an agreement with a technology provider. Prior to the termination of this agreement, the Partnership incurred, and would have continued to incur through the original contract term ending in October 2006, an annual expense of approximately $2,500. Absent any future developments, as a result of the termination, the Partnership will record a fourth quarter charge of approximately $5,100, which will be paid over the original contract term.

        The Partnership intends to distribute to its partners cash sufficient to fund the 5% cash interest component of the holding company subordinated seller notes and the partners' income tax liability, if any, as permitted by our senior credit facility and the indenture governing our senior notes.

14.   Business Segment Information

        The Partnership's operations are classified into two reportable business segments: electronic travel distribution and information technology services. The Partnership's two reportable business segments are managed separately based on fundamental differences in their operations. In addition, each business segment offers different products and services. The electronic travel distribution segment distributes travel services of its associates to subscribers of the Worldspan GDS. By having access to the Worldspan GDS, subscribers are able to book reservations with the associates. The information technology services segment provides technology services to Delta and Northwest and other companies in the travel industry.

        The Partnership evaluates performance and allocates resources based on operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales.

	Predecessor Basis
	Year ended December 31,					Successor Basis
				Nine months ended September 30, 2002	Six months ended June 30, 2003	Three months ended September 30, 2003
	2000	2001	2002
				(unaudited)	(unaudited)	(unaudited)
Revenues
Electronic travel distribution	$665,176	$762,304	$807,095	$628,884	$414,933	$212,916
Information technology services	122,345	126,049	107,774	81,749	52,539	16,598

Total revenues	$787,521	$888,353	$914,869	$710,633	$467,472	$229,514
Operating income
Electronic travel distribution	$77,292	$74,369	$105,855	$104,949	$47,660	$25,735
Information technology services	5,883	6,209	6,112	4,668	3,700	(9,246)

Total operating income	$83,175	$80,578	$111,967	$109,617	$51,360	$16,489
Depreciation and amortization
Electronic travel distribution	$69,295	$68,703	$65,828	$51,054	$26,701	$21,581
Information technology services	12,858	14,722	13,387	10,086	5,621	4,948

Total depreciation and amortization	$82,153	$83,425	$79,215	$61,140	$32,322	$26,529
Geographic areas
Total revenues
United States	$673,623	$762,960	$786,244	$609,497	$406,854	$190,689
Foreign	113,898	125,393	128,625	101,136	60,618	38,825

Total	$787,521	$888,353	$914,869	$710,633	$467,472	$229,514
Long-lived assets
United States	$223,077	$187,300	$167,486	$150,884	$173,662	$952,756
Foreign	40,886	39,900	33,602	34,975	31,772	32,128

Total	$263,963	$227,200	$201,088	$185,859	$205,434	$984,884

15.   Supplemental Guarantor/Non-Guarantor Financial Information

        Concurrent with the closing of the Acquisition discussed in Note 7, certain obligations of the Partnership became fully and unconditionally guaranteed on a senior unsecured basis by the domestic operations and assets of the Partnership (referred to as "Worldspan, L.P.—Guarantor" in the accompanying financial information). Included in Worldspan, L.P.—Guarantor is a subsidiary that individually represents less than three percent of the Partnership's total assets, Partners' capital, total revenues, net income, and cash flows from operating activities. The foreign subsidiaries (referred to as "Non-Guarantor Subsidiaries" in the accompanying financial information) represent the foreign operations of the Partnership. WS Financing Corp., the co-issuer, was established June 6, 2003 and became a non-guarantor subsidiary of the Partnership. WS Financing Corp. does not have any substantial operations, assets or revenues. The following financial information presents condensed consolidating balance sheets, statements of income and statements of cash flows for Worldspan, L.P.—Guarantor and Non-Guarantor Subsidiaries. The information has been presented as if Worldspan, L.P.—Guarantor accounted for its ownership of the Non-Guarantor Subsidiaries using the equity method of accounting.

 Condensed Consolidating Balance Sheets

as of December 31, 2001

(Predecessor Basis)

	Worldspan, L.P. — Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Assets
Current assets
Cash and cash equivalents	$80,400	$5,541	$—	$85,941
Trade accounts receivable, net	55,801	3,664	—	59,465
Related party accounts receivable, net	42,719	—	—	42,719
Prepaid expenses and other current assets	11,187	1,382	—	12,569

Total current assets	190,107	10,587	—	200,694
Property and equipment, less accumulated depreciation	111,760	15,778	—	127,538
Other intangible assets, net	31,879	—	—	31,879
Deferred charges	29,943	12,980	—	42,923
Investments	10,196	7,063	—	17,259
Investments in subsidiaries	15,033	—	(15,033)	—
Other long-term assets	3,522	4,079	—	7,601

Total assets	$392,440	$50,487	$(15,033)	$427,894

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$17,270	$645	$—	$17,915
Intercompany accounts payable (receivable)	(12,737)	12,737	—	—
Accrued expenses	118,727	21,947	—	140,674
Current portion of capital lease obligations	16,529	—	—	16,529
Other current liabilities	2,889	—	—	2,889

Total current liabilities	142,678	35,329	—	178,007
Long-term portion of capital lease obligations	45,339	—	—	45,339
Pension and postretirement benefits	46,776	38	—	46,814
Other long-term liabilities	20,291	87	—	20,378

Total liabilities	255,084	35,454	—	290,538
Commitments and contingencies	—	—	—	—
Partners' capital	137,356	15,033	(15,033)	137,356

Total liabilities and Partners' capital	$392,440	$50,487	$(15,033)	$427,894

 Condensed Consolidating Balance Sheets

as of December 31, 2002

(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Assets
Current assets
Cash and cash equivalents	$125,140	$6,961	$—	$132,101
Trade accounts receivable, net	60,986	1,805	—	62,791
Related party accounts receivable, net	34,933	—	—	34,933
Prepaid expenses and other current assets	21,289	2,664	—	23,953

Total current assets	242,348	11,430	—	253,778
Property and equipment, less accumulated depreciation	105,987	9,623	—	115,610
Other intangible assets, net	19,524	—	—	19,524
Deferred charges	19,413	16,507	—	35,920
Investments	5,053	1,812	—	6,865
Investments in subsidiaries	9,154	—	(9,154)	—
Other long-term assets	17,509	5,660	—	23,169

Total assets	$418,988	$45,032	$(9,154)	$454,866

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$16,708	$1,794	$—	$18,502
Intercompany accounts payable (receivable)	(10,203)	10,203	—	—
Accrued expenses	121,804	23,804	—	145,608
Current portion of capital lease obligations	16,182	—	—	16,182
Other current liabilities	9,686	—	—	9,686

Total current liabilities	154,177	35,801	—	189,978
Long-term portion of capital lease obligations	56,771	—	—	56,771
Pension and postretirement benefits	54,401	—	—	54,401
Other long-term liabilities	18,037	77	—	18,114

Total liabilities	283,386	35,878	—	319,264
Commitments and contingencies	—	—	—	—
Partners' capital	135,602	9,154	(9,154)	135,602

Total liabilities and Partners' capital	$418,988	$45,032	$(9,154)	$454,866

 Condensed Consolidating Balance Sheets

as of September 30, 2003

(Successor Basis)

	Worldspan, L.P. — Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Assets
Current assets
Cash and cash equivalents	$36,016	$2,890	$—	$38,906
Trade accounts receivable, net	120,569	2,251	—	122,820
Related party accounts receivable, net	—	—	—	—
Prepaid expenses and other current assets	13,940	2,577	—	16,517

Total current assets	170,525	7,718	—	178,243
Property and equipment, less accumulated depreciation	113,994	7,499	—	121,493
Deferred charges	18,446	15,770	—	34,216
Debt issuance costs, net	14,282	—	—	14,282
Goodwill	118,340	—	—	118,340
Other intangible assets, net	647,116	—	—	647,116
Investments	5,676	1,812	—	7,488
Investments in subsidiaries	18,687	—	(18,687)	—
Other long-term assets	34,902	7,047	—	41,949

Total assets	$1,141,968	$39,846	$(18,687)	$1,163,127

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$12,715	$1,157	$—	$13,872
Intercompany accounts payable (receivable)	5,018	(5,018)	—	—
Accrued expenses	118,625	25,078	—	143,703
Current portion of capital lease obligations	18,226	—	—	18,226
Current portion of long-term debt	8,000	—	—	8,000
Other current liabilities	11,315	—	—	11,315

Total current liabilities	173,899	21,217	—	195,116
Long-term portion of capital lease obligations	58,135	—	—	58,135
Long-term debt	397,000	—	—	397,000
Pension and postretirement benefits	66,600	(42)	—	66,558
Other long-term liabilities	7,233	(14)	—	7,219

Total liabilities	702,867	21,161	—	724,028
Commitments and contingencies	—	—	—	—
Partners' capital	439,101	18,685	(18,687)	439,099

Total liabilities and Partners' capital	$1,141,968	$39,846	$(18,687)	$1,163,127

 Condensed Consolidating Statements of Income
for the Year Ended December 31, 2000
(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$673,623	$113,898	$—	$787,521
Operating expenses	592,489	111,857	—	704,346

Operating income	81,134	2,041	—	83,175
Other income (expense)
Interest income	8,267	316	—	8,583
Interest expense	(4,424)	—	—	(4,424)
Equity in loss of investees, net	(3,487)	—	—	(3,487)
Write-down of impaired investments	(16,627)	—	—	(16,627)
Income from subsidiaries	373	—	(373)	—
Other, net	39,007	(855)	—	38,152

Total other income (expense), net	23,109	(539)	(373)	22,197
Income before income taxes	104,243	1,502	(373)	105,372
Income tax expense	—	1,129	—	1,129

Net income	$104,243	$373	$(373)	$104,243

Condensed Consolidating Statements of Income
for the Year Ended December 31, 2001
(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$762,960	$125,393	$—	$888,353
Operating expenses	678,184	129,591	—	807,775

Operating income (loss)	84,776	(4,198)	—	80,578
Other income (expense)
Interest income	5,671	141	—	5,812
Interest expense	(6,515)	—	—	(6,515)
Gain on sale of marketable securities	9,148	—	—	9,148
Equity in loss of investees, net	(2,141)	—	—	(2,141)
Write-down of impaired investments	(9,346)	(10,438)	—	(19,784)
Loss from subsidiaries	(13,712)	—	13,712	—
Other, net	(3,744)	(1,075)	—	(4,819)

Total other expense, net	(20,639)	(11,372)	13,712	(18,299)
Income (loss) before income taxes	64,137	(15,570)	13,712	62,279
Income tax expense (benefit)	968	(1,858)	—	(890)

Net income (loss)	$63,169	$(13,712)	$13,712	$63,169

Condensed Consolidating Statements of Income
for the Year Ended December 31, 2002
(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$786,244	$128,625	$—	$914,869
Operating expenses	673,417	129,485	—	802,902

Operating income (loss)	112,827	(860)	—	111,967
Other income (expense)
Interest income	1,949	136	—	2,085
Interest expense	(5,477)	(4)	—	(5,481)
Equity in gain of investee, net	68	—	—	68
Write-down of impaired investments	(5,080)	(5,250)	—	(10,330)
Loss from subsidiaries	(6,236)	—	6,236	—
Other, net	6,768	1,000	—	7,768

Total other expense, net	(8,008)	(4,118)	6,236	(5,890)
Income (loss) before income taxes	104,819	(4,978)	6,236	106,077
Income tax expense	—	1,258	—	1,258

Net income (loss)	$104,819	$(6,236)	$6,236	$104,819

Condensed Consolidating Statements of Income

for the Nine Months Ended September 30, 2002

(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$609,497	$101,136	$—	$710,633
Operating expenses	504,784	96,232	—	601,016

Operating income	104,713	4,904	—	109,617
Other income (expense)
Interest income	1,507	65	—	1,572
Interest expense	(4,954)	(4)	—	(4,958)
Equity in loss of investee	(5)	—	—	(5)
Write-down of impaired investments	—	(3,250)	—	(3,250)
Income from subsidiaries	1,701	—	(1,701)	—
Other, net	8,021	377	—	8,398

Total other income (expense), net	6,270	(2,812)	(1,701)	1,757
Income before income taxes	110,983	2,092	(1,701)	111,374
Income tax expense	—	391	—	391

Net income	$110,983	$1,701	$(1,701)	$110,983

 Condensed Consolidating Statements of Income

for the Six Months Ended June 30, 2003

(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$406,854	$60,618	$—	$467,472
Operating expenses	349,639	66,473	—	416,112

Operating income (loss)	57,215	(5,855)	—	51,360
Other income (expense)
Interest income	360	41	—	401
Interest expense	(2,756)	—	—	(2,756)
Equity in gain of investee, net	130	—	—	130
Loss from subsidiaries	(5,583)	—	5,583	—
Change-in-control expense	(17,259)	—	—	(17,259)
Other, net	(1,836)	375	—	(1,461)

Total other expense, net	(26,944)	416	5,583	(20,945)
Income (loss) before income taxes	30,271	(5,439)	5,583	30,415
Income tax expense	—	144	—	144

Net income (loss)	$30,271	$(5,583)	$5,583	$30,271

Condensed Consolidating Statements of Income

for the Three Months Ended September 30, 2003

(Successor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$190,689	$38,825	$—	$229,514
Operating expenses	181,584	31,441	—	213,025

Operating income	9,105	7,384	—	16,489
Other income (expense)
Interest income	63	103	—	166
Interest expense	(10,485)	—	—	(10,485)
Equity in gain of investee	161	—	—	161
Income from subsidiaries	5,497	—	(5,497)	—
Other, net	1,982	(1,903)	—	79

Total other income (expense), net	(2,782)	(1,800)	(5,497)	(10,079)
Income before income taxes	6,323	5,584	(5,497)	6,410
Income tax expense	—	87	—	87

Net income	$6,323	$5,497	$(5,497)	$6,323

 Condensed Consolidating Statements of Cash Flows

for the Year Ended December 31, 2000

(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by operating activities	$173,725	$6,475	$—	$180,200

Cash flows from investing activities:
Purchase of property and equipment	(24,823)	(9,833)	—	(34,656)
Proceeds from sale of property and equipment	866	—	—	866
Capitalized software development costs	(5,693)	—	—	(5,693)
Purchase of investments	(31,891)	(10,884)	—	(42,775)
Issuance of note receivable	(4,500)	—	—	(4,500)
Investments in subsidiaries	(2,578)	—	2,578	—

Net cash used in investing activities	(68,619)	(20,717)	2,578	(86,758)

Cash flows from financing activities:
Distribution to Partners	(80,000)	—	—	(80,000)
Principal payments on capital leases	(12,684)	—	—	(12,684)
Contributions to subsidiaries	—	2,578	(2,578)	—

Net cash (used in) provided by financing Activities	(92,684)	2,578	(2,578)	(92,684)

Net increase (decrease) in cash and cash Equivalents	12,422	(11,664)	—	758
Cash and cash equivalents at beginning of year	127,266	13,151	—	140,417

Cash and cash equivalents at end of year	$139,688	$1,487	$—	$141,175

Condensed Consolidating Statements of Cash Flows

for the Year Ended December 31, 2001

(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by operating activities	$148,673	$12,533	$—	$161,206

Cash flows from investing activities:
Purchase of property and equipment	(15,184)	(7,153)	—	(22,337)
Proceeds from sale of property and equipment	779	—	—	779
Capitalized software development costs	(3,613)	—	—	(3,613)
Purchase of investments	(4,871)	(4,500)	—	(9,371)
Proceeds from sale of investment	9,148	—	—	9,148
Investments in subsidiaries	(3,174)	—	3,174	—

Net cash used in investing activities	(16,915)	(11,653)	3,174	(25,394)

Cash flows from financing activities:
Distribution to Partners	(175,000)	—	—	(175,000)
Principal payments on capital leases	(15,336)	—	—	(15,336)
Contributions to subsidiaries	—	3,174	(3,174)	—
Other	(710)	—	—	(710)

Net cash (used in) provided by financing activities	(191,046)	3,174	(3,174)	(191,046)

Net (decrease) increase in cash and cash equivalents	(59,288)	4,054	—	(55,234)
Cash and cash equivalents at beginning of year	139,688	1,487	—	141,175

Cash and cash equivalents at end of year	$80,400	$5,541	$—	$85,941

 Condensed Consolidating Statements of Cash Flows

for the Year Ended December 31, 2002

(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by operating activities	$182,666	$4,083	$—	$186,749

Cash flows from investing activities:
Purchase of property and equipment	(9,355)	(3,020)	—	(12,375)
Proceeds from sale of property and equipment	559	—	—	559
Capitalized software development costs	(3,056)	—	—	(3,056)
Purchase of investments	(327)	—	—	(327)
Investments in subsidiaries	(357)	—	357	—

Net cash used in investing activities	(12,536)	(3,020)	357	(15,199)

Cash flows from financing activities:
Distribution to Partners	(100,000)	—	—	(100,000)
Principal payments on capital leases	(20,192)	—	—	(20,192)
Contributions to subsidiaries	—	357	(357)	—
Other	(5,198)	—	—	(5,198)

Net cash (used in) provided by financing activities	(125,390)	357	(357)	(125,390)

Net increase in cash and cash equivalents	44,740	1,420	—	46,160
Cash and cash equivalents at beginning of year	80,400	5,541	—	85,941

Cash and cash equivalents at end of year	$125,140	$6,961	$—	$132,101

 Condensed Consolidating Statements of Cash Flows

for the Nine Months Ended September 30, 2002

(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by operating activities	$158,661	$1,876	$—	$160,537

Cash flows from investing activities:
Purchase of property and equipment	(7,141)	(2,190)	—	(9,331)
Proceeds from sale of property and equipment	210	—	—	210
Capitalized software development costs	(1,440)	—	—	(1,440)
Purchase of investments	(79)	—	—	(79)
Investments in subsidiaries	(81)	—	81	—

Net cash used in investing activities	(8,531)	(2,190)	81	(10,640)

Cash flows from financing activities:
Distribution to partners	(100,000)	—	—	(100,000)
Principal payments on capital leases	(16,767)	—	—	(16,767)
Contributions to subsidiaries	—	81	(81)	—
Other	(2,145)	—	—	(2,145)

Net cash (used in) provided by financing activities	(118,912)	81	(81)	(118,912)

Net increase (decrease) in cash and cash equivalents	31,218	(233)	—	30,985
Cash and cash equivalents at beginning of period	80,400	5,541	—	85,941

Cash and cash equivalents at end of period	$111,618	$5,308	$—	$116,926

 Condensed Consolidating Statements of Cash Flows

for the Six Months Ended June 30, 2003
(unaudited)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by (used in) operating activities	$49,881	$(3,792)	$—	$46,089

Cash flows from investing activities:
Purchase of property and equipment	(7,168)	(2,134)	—	(9,302)
Proceeds from sale of property and equipment	396	—	—	396
Capitalized software development costs	(1,367)	—	—	(1,367)
Investments in subsidiaries	(55)	—	55	—

Net cash used in investing activities	(8,194)	(2,134)	55	(10,273)

Cash flows from financing activities:
Distribution to Partners	(110,000)	—	—	(110,000)
Principal payments on capital leases	(9,158)	—	—	(9,158)
Contributions to subsidiaries	—	55	(55)	—
Other	(4,828)	—	—	(4,828)

Net cash (used in) provided by financing activities	(123,986)	55	(55)	(123,986)

Net decrease in cash and cash equivalents	(82,299)	(5,871)	—	(88,170)
Cash and cash equivalents at beginning of period	125,140	6,961	—	132,101

Cash and cash equivalents at end of period	$42,841	$1,090	$—	$43,931

 Condensed Consolidating Statements of Cash Flows

for the Three Months Ended September 30, 2003
(Successor basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by operating activities	$10,352	$2,335	$—	$12,687

Cash flows from investing activities:
Purchase of property and equipment	(4,511)	(553)	—	(5,064)
Proceeds from sale of property and equipment	50	—	—	50
Capitalized software development costs	(1,395)	—	—	(1,395)
Investments in subsidiaries	(18)	—	18	—

Net cash used in investing activities	(5,874)	(553)	18	(6,409)

Cash flows from financing activities:
Payments to seller airlines	(702,846)	—	—	(702,846)
Equity contribution from Parent, net of transaction costs	308,374	—	—	308,374
Proceeds from issuance of debt, net of debt issuance costs	390,063	—	—	390,063
Principal payments on capital leases	(4,469)	—	—	(4,469)
Contributions to subsidiaries	—	18	(18)	—
Other	(2,425)	—	—	(2,425)

Net cash (used in) provided by financing activities	(11,303)	18	(18)	(11,303)

Net (decrease) increase in cash and cash equivalents	(6,825)	1,800	—	(5,025)
Cash and cash equivalents at beginning of period	42,841	1,090	—	43,931

Cash and cash equivalents at end of period	$36,016	$2,890	$—	$38,906

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Worldspan, L.P.

        Indemnification:    Section 17-108 of the Delaware Revised Uniform Limited Partnership Act (the "Partnership Act") provides that a limited partnership may indemnify and hold harmless any partners or other persons from and against any and all claims and demands whatsoever, subject to such standards and restrictions set forth in the partnership agreement. Accordingly, Article 10.2 of the Seventh Amended and Restated Agreement of Limited Partnership of Worldspan, L.P., dated as of June 30, 2003 (the "Partnership Agreement"), provides that each present and former partner, director and officer of the Partnership and any person serving at the request of any of the foregoing as an employee, agent or other representative of the Partnership, or any other person in which the Partnership has an interest (collectively, the "Indemnified Persons") will be indemnified, defended and held harmless by the Partnership from any liability, loss or damage incurred by the Indemnified Person by reason of (i) any act performed the Indemnified Person within the scope of the authority conferred upon it pursuant to the terms of the Partnership Agreement, (ii) any omission by the Indemnified Person in reliance upon the terms of the Partnership Agreement, or (iii) any acts or omissions performed in reasonable reliance on the written advice of accountants for or legal counsel to the Partnership. Indemnification shall not be available if the act or omission constituted willful misconduct or gross negligence and, in the case of an officer, if such officer did not act in good faith and in a manner such officer reasonably believed to be in or not opposed to the best interests of the Partnership. To the fullest extent permitted by law, expenses incurred by an Indemnified Person in responding to or defending any claim, demand, action, suit, investigation or proceeding shall be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit, investigation or proceeding upon receipt by the partnership of an undertaking by the Indemnified Person to repay such amount if it shall be determined that the Indemnified Person is not entitled to be indemnified. The Partnership may purchase insurance covering the potential liabilities of the Indemnified Persons.

        Limitation of Liability:    Except as otherwise provided in the Partnership Act, in the Partnership Agreement or any other contract of the Partnership, the general partner, and the general partner's directors and officers, will not be liable to the Partnership or any other partner for any loss, liability, damage or other expense arising from any act, omission or failure to act that was within the authority conferred by the Partnership Agreement or was based upon reasonable reliance on the advice of the accountants or legal counsel to the Partnership, except to the extent that such act, omission or failure to act arose because of its willful misconduct or gross negligence in connection with its performance of certain duties delegated under the Partnership Agreement. Except as otherwise provided in the Partnership Act, in the Partnership Agreement or any other contract of the Partnership, the directors and officers of the Partnership shall not be liable to the Partnership or any partner for any act or omission that was within the authority conferred by the Partnership Agreement except to the extent such act or omission constituted willful misconduct or gross negligence or such director or officer did not act in good faith and in a manner which that director or officer reasonably believed to be in the best interests of the Partnership.

WS Financing Corp.

        Indemnification:    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrants. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. WS Financing's bylaws provide for indemnification by WS Financing of any director or officer (as such term is defined in the bylaws) of WS Financing or a constituent corporation absorbed in a consolidation or merger, or any person who, at the request of WS Financing or a constituent corporation, is or was serving as a director or officer of, or in any other capacity for, any other enterprise, except to the extent that such indemnification is prohibited by law. The bylaws also provide that WS Financing shall advance expenses incurred by a director or officer in defending a proceeding prior to the final disposition of such proceeding. The board of directors, by majority vote of a quorum consisting of directors not parties to the proceeding, must determine whether the applicable standards of any applicable statute have been met. The bylaws do not limit WS Financing's ability to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons otherwise than pursuant to the bylaws. WS Financing may purchase insurance covering the potential liabilities of the directors and officers of WS Financing or any constituent corporations or any person who, at the request of WS Financing or a constituent corporation, is or was serving as a director or officer of, or in any other capacity for, any other enterprise.

        Limitation of Liability:    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. WS Financing's certificate of incorporation provides for such limitation of liability.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits

        The following exhibits are filed herewith unless otherwise indicated:

2.1	Partnership Interest Purchase Agreement, dated as of March 3, 2003, among Delta Air Lines, Inc., NWA Inc., American Airlines, Inc., NewCRS Limited, Inc., Worldspan, L.P. and Travel Transaction Processing Corporation, as amended.+
3.1	Ninth Amended and Restated Certificate of Limited Partnership of Worldspan, L.P.+
3.2	Seventh Amended and Restated Agreement of Limited Partnership of Worldspan, L.P., dated as of June 30, 2003 by and between Travel Transaction Processing Corporation and WS Holdings LLC.+
3.3	Certificate of Incorporation of WS Financing Corp.+
3.4	Bylaws of WS Financing Corp.+
3.5	Amended and Restated Certificate of Incorporation of Travel Transaction Processing Corporation.+
3.6	Amended and Restated Bylaws of Incorporation of Travel Transaction Processing Corporation.+
3.7	Certificate of Formation of Worldspan iJet Holdings, LLC.+

3.8	Limited Liability Company Agreement of Worldspan iJet Holdings LLC.+
3.9	Articles of Organization of Worldspan XOL LLC.+
3.10	Limited Liability Company Agreement of Worldspan XOL LLC.+
3.11	Articles of Organization of Worldspan BBN Holdings, LLC.+
3.12	Limited Liability Company Agreement of Worldspan BBN Holdings, LLC.+
3.13	Certificate of Formation of Worldspan Digital Holdings, LLC.+
3.14	Limited Liability Company Agreement of Worldspan Digital Holdings, LLC.+
3.15	Certificate of Formation of Worldspan StoreMaker Holdings, LLC.+
3.16	Limited Liability Company Agreement of Worldspan StoreMaker Holdings, LLC.+
3.17	Certificate of Formation of Worldspan Viator Holdings, LLC.+
3.18	Limited Liability Company Agreement of Worldspan Viator Holdings, LLC.+
3.19	Articles of Organization of Worldspan OpenTable Holdings, LLC.+
3.20	Limited Liability Company Agreement of Worldspan OpenTable Holdings, LLC.+
3.21	Articles of Organization of Worldspan South American Holdings LLC.+
3.22	Limited Liability Company Agreement of Worldspan South American Holdings LLC.+
3.23	Articles of Organization of Worldspan S.A. Holdings II, LLC.+
3.24	Limited Liability Company Agreement of Worldspan S.A. Holdings II, LLC.+
4.1	Indenture, dated as of June 30, 2003, among WS Merger LLC, WS Financing Corp., the guarantors as named therein and The Bank of New York, as trustee.+
4.2	Form of 9 5/8% Senior Note Due 2011 (included in Exhibit 4.1).+
4.3
Registration Rights Agreement, dated as of June 30, 2003, by and among WS Merger LLC, WS Financing Corp., the guarantors named therein, Lehman Brothers Inc., Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.+
5.1	Opinion of Dechert LLP.
10.1
Credit Agreement, dated as of June 30, 2003, among Travel Transaction Processing Corporation, WS Holdings LLC, Worldspan, L.P., the Several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc., as sole and exclusive advisor, Lehman Brothers Inc. and Deutsche Bank Securities Inc., as joint lead arrangers and joint book runners, Deutsche Bank Securities Inc., as syndication agent, JPMorgan Chase Bank, Citicorp North America, Inc. and Dymas Funding Company, LLC, as documentation agents, and Lehman Commercial Paper Inc., as administrative agent.+
10.2
Stockholders Agreement, dated as of June 30, 2003, among Travel Transaction Processing Corporation, Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., Court Square Capital Limited, Ontario Teachers' Pension Plan Board and the other stockholders as named therein.+
10.3
Registration Rights Agreement, dated as of June 30, 2003, among Transaction Processing Corporation, Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., Court Square Capital Limited, Ontario Teachers' Pension Plan Board and the other stockholders as named therein.+

10.4	Delta Founder Airline Services Agreement, dated as of June 30, 2003, by and between Delta Air Lines, Inc. and Worldspan, L.P.+†
10.5	Northwest Founder Airline Services Agreement, dated as of June 30, 2003, by and between Northwest Airlines, Inc. and Worldspan, L.P.+†
10.6	American Airlines Collateral Services Agreement, dated as of June 30, 2003, by and between American Airlines, Inc. and Worldspan, L.P.+†
10.7	Delta Marketing Support Agreement, dated as of June 30, 2003, by and between Delta Air Lines, Inc. and Worldspan, L.P.+†
10.8	Northwest Marketing Support Agreement, dated as of June 30, 2003, by and between Northwest Airlines, Inc. and Worldspan, L.P.+†
10.9	Non-Competition Agreement, dated as of June 30, 2003, by and among American Airlines, Inc., Worldspan, L.P. and Travel Transaction Processing Corporation.+
10.10	Non-Competition Agreement, dated as of June 30, 2003, by and among Delta Air Lines, Inc., Worldspan, L.P. and Travel Transaction Processing Corporation.+
10.11	Non-Competition Agreement, dated as of June 30, 2003, by and among Northwest Airlines, Inc., Worldspan, L.P. and Travel Transaction Processing Corporation.+
10.12	Consulting Agreement, dated as of June 30, 2003, by and between Worldspan, L.P. and Paul J. Blackney.+
10.13	Employment Agreement, dated as of June 30, 2003, among Travel Transaction Processing Corporation, Rakesh Gangwal and Worldspan, L.P., as amended.
10.14	Employment Agreement, dated as of June 30, 2003, among Travel Transaction Processing Corporation, M. Gregory O'Hara and Worldspan, L.P., as amended.
10.15	Employment Agreement, dated as of February 20, 2001, by and between Worldspan, L.P. and Douglas L. Abramson.+
10.16	Employment Agreement, dated as of August 29, 2003, by and among Worldspan, L.P., Travel Transaction Processing Corporation and Dale Messick.+
10.17	Employment Agreement, dated as of February 20, 2001, by and between Worldspan, L.P. and Dale Messick.+
10.18	Employment Agreement, dated as of August 29, 2003, by and among Worldspan, L.P., Travel Transaction Processing Corporation and Michael B. Parks.+
10.19	Employment Agreement, dated as of February 20, 2001, by and between Worldspan, L.P. and Michael B. Parks.+
10.20	Employment Agreement, dated as of February 20, 2001, by and between Worldspan, L.P. and Susan J. Powers.+
10.21	Advisory Agreement, dated as of June 30, 2003, by and between Worldspan, L.P. and Travel Transaction Processing Corporation.+
10.22	Advisory Agreement, dated as of June 30, 2003, by and between Travel Transaction Processing Corporation and CVC Management LLC.+

10.23
Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation, Citigroup Venture Capital Equity Partners, L.P., CVC/SSB Employee Fund, L.P., CVC Executive Fund LLC, Court Square Capital Limited and the other investors named therein.+
10.24	Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and Ontario Teachers' Pension Plan Board.+
10.25	Management Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and Paul J. Blackney.+
10.26	Management Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and Rakesh Gangwal.+
10.27	Restricted Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and Rakesh Gangwal.+
10.28	Management Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and Dale Messick.+
10.29	Restricted Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and Dale Messick.+
10.30	Management Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and M. Gregory O'Hara.+
10.31	Restricted Stock Subscription Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and M. Gregory O'Hara.+
10.32	Stock Option Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and Rakesh Gangwal.+
10.33	Stock Option Agreement, dated as of June 30, 2003, between Travel Transaction Processing Corporation and M. Gregory O'Hara.+
10.34	Stock Option Agreement (one-year agreement) dated as of June 30, 2003, between Travel Transaction Processing Corporation and M. Gregory O'Hara.+
10.35	Stock Option Agreement, dated as of September 22, 2003, between Travel Transaction Processing Corporation and Dale Messick.+
10.36	Restricted Stock Subscription Agreement, dated as of September 22, 2003, by and between Travel Transaction Processing Corporation and Michael B. Parks.+
10.37	Stock Option Agreement, dated as of September 22, 2003, between Travel Transaction Processing Corporation and Michael B. Parks.+
10.38
International Business Machines Corporation Worldspan Asset Management Offering Agreement, effective July 1, 2002, among Worldspan, L.P., International Business Machines Corporation and IBM Credit Corporation, as amended.+†
10.39	Global Telecommunications Services Agreement, dated May 8, 2000, between Worldspan Services Limited and Societe Internationale de Telecommunications Aeronautiques.+
10.40	AT&T InterSpan Data Communications Services Agreement, dated February 1, 1996, between AT&T Corp. and Worldspan L.P., as amended.+
10.41	Worldspan Participating Carrier Agreement, dated February 1, 1991, between Worldspan, L.P. and American Airlines, Inc., as amended.+

10.42	Worldspan Participating Carrier Agreement, dated February 1, 1991, between Worldspan, L.P. and Delta Air Lines Inc., as amended.+
10.43	Worldspan Participating Carrier Agreement, dated February 1, 1991, between Worldspan, L.P. and Northwest Airlines, Inc., as amended.+
10.44	Worldspan Participating Carrier Agreement, dated February 1, 1991, between Worldspan, L.P. and United Airlines, as amended.+
10.45	Worldspan Participating Carrier Agreement, dated February 1, 1991, between Worldspan, L.P. and USAir, Inc., as amended.+
10.46	Worldspan Participating Carrier Agreement, dated February 1, 1991, between Worldspan, L.P. and Continental Airlines, Inc., as amended.+
10.47	CRS Marketing, Services and Development Agreement, dated December 15, 1995, between Microsoft Corporation and Worldspan, L.P., as amended.†
10.48	Amended and Restated Agreement for CRS Access and Related Services dated November 1, 2001 between Orbitz, LLC and Worldspan, L.P., as amended.+†
10.49	Worldspan Subscriber Entity Agreement dated October 1, 2001 between Worldspan, L.P. and priceline.com Incorporated, as amended.†
10.50	Office Lease Agreement, dated December 6, 1995, between 300 Galleria Parkway Associates and Worldspan, L.P.+
10.51
Lease Agreement, dated February 7, 1990, between Worldspan, L.P. and Delta Air Lines, Inc., as amended by Data Center Lease Amendment, dated March 3, 2003, between Worldspan, L.P. and Delta Air Lines, Inc.+
10.52	Worldspan Executive Group Life Insurance Program.+
10.53	Worldspan Retirement Benefit Restoration Plan.+
10.54	Worldspan Executive Deferred Compensation Plan.+
10.55	2003 Executive Incentive Compensation Program (short-term and long-term plans).+
10.56	2002 Executive Incentive Compensation Program (long-term plan).+
10.57	2001 Executive Incentive Compensation Program (long-term plan).+
10.58	2000 Executive Incentive Compensation Program (long-term plan).+
10.59	Travel Transaction Processing Corporation Stock Incentive Plan.+
10.60	Employment Agreement, dated as of October 20, 2003, by and among Worldspan, L.P., Travel Transaction Processing Corporation and Ninan Chacko.
10.61	Restricted Stock Subscription Agreement, dated as of October 20, 2003, between Travel Transaction Processing Corporation and Ninan Chacko.
10.62	Stock Option Agreement, dated as of October 20, 2003, between Travel Transaction Processing Corporation and Ninan Chacko.
12.1	Computation of Ratio of Earnings to Fixed Charges.+
21.1	Subsidiaries of Worldspan, L.P.+
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Dechert LLP (included in Exhibit 5.1).

24.1	Powers of Attorney.+
25.1	Statement of Eligibility of The Bank of New York as trustee, on Form T-1.+
99.1	Form of Letter of Transmittal.+
99.2	Form of Notice of Guaranteed Delivery.+
99.3	Form of Letter to Holders.+
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+
99.5	Form of Letter to Clients.+
99.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

+
Previously filed.

†
Certain portions of this document have been omitted pursuant to a confidential treatment request.

  (b)
  Financial Statement Schedules:

        Schedules not listed below are omitted because of the absence of the conditions under which they are required or because of the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

Schedule II—Valuation and Qualifying Account

		Additions
Description (In Thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2000
Allowance for doubtful accounts	$4,792	$4,302	$—	$(199)	$8,895
Cancellation Reserve	5,907	2,052	—	—	7,959
Deferred tax asset valuation allowance	3,932	432	—	—	4,364
Year ended December 31, 2001
Allowance for doubtful accounts	$8,895	$5,140	$—	$(1,177)	$12,858
Cancellation Reserve	7,959	12,500	—	(6,028)	14,431
Deferred tax asset valuation allowance	4,364	452	—	(38)	4,778
Year ended December 31, 2002
Allowance for doubtful accounts	$12,858	$5,589	$—	$—	$18,447
Cancellation Reserve	14,431	3,250	—	(3,807)	13,874
Deferred tax asset valuation allowance	4,778	932	—	(307)	5,403

ITEM 22. UNDERTAKINGS.

  (a)
  The undersigned registrants hereby undertake:

  (1)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2)
  that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (3)
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (d)   The undersigned registrants hereby undertake to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on December 4, 2003.

WORLDSPAN, L.P.
By:	/s/ RAKESH GANGWAL
	Name: Title:	Rakesh Gangwal Chairman, President & Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RAKESH GANGWAL Rakesh Gangwal	Chairman, President & Chief Executive Officer and Director (Principal Executive Officer)	December 4, 2003
/s/ DALE MESSICK Dale Messick	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 4, 2003
* M. Gregory O'Hara	Executive Vice President—Corporate Planning and Development and Director	December 4, 2003
* Paul J. Blackney	Director	December 4, 2003
* Shael J. Dolman	Director	December 4, 2003
* Ian D. Highet	Director	December 4, 2003
* James W. Leech	Director	December 4, 2003

* Dean G. Metcalf	Director	December 4, 2003
* Paul C. Schorr, IV	Director	December 4, 2003
* Joseph M. Silvestri	Director	December 4, 2003
* David F. Thomas	Director	December 4, 2003
* Signed by attorney-in-fact
/s/ DALE MESSICK Dale Messick

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on December 4, 2003.

WS FINANCING CORP.
By:	/s/ RAKESH GANGWAL
	Name: Title:	Rakesh Gangwal President and Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RAKESH GANGWAL Rakesh Gangwal	President and Chief Executive Officer and Director (Principal Executive Officer)	December 4, 2003
/s/ DALE MESSICK Dale Messick	Chief Financial Officer (Principal Financial and Accounting Officer)	December 4, 2003
* M. Gregory O'Hara	Director	December 4, 2003
* Shael J. Dolman	Director	December 4, 2003
* Ian D. Highet	Director	December 4, 2003
* James W. Leech	Director	December 4, 2003
* Dean G. Metcalf	Director	December 4, 2003

* Paul C. Schorr, IV	Director	December 4, 2003
* Joseph M. Silvestri	Director	December 4, 2003
* David F. Thomas	Director	December 4, 2003
* Signed by attorney-in-fact
/s/ DALE MESSICK Dale Messick

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on December 4, 2003.

WORLDSPAN IJET HOLDINGS, LLC
WORLDSPAN XOL LLC
WORLDSPAN BBN HOLDINGS, LLC
WORLDSPAN DIGITAL HOLDINGS, LLC
WORLDSPAN STOREMAKER HOLDINGS, LLC
WORLDSPAN VIATOR HOLDINGS, LLC
WORLDSPAN OPENTABLE HOLDINGS, LLC
WORLDSPAN SOUTH AMERICAN HOLDINGS LLC
WORLDSPAN S.A. HOLDINGS II, LLC

By:	/s/ RAKESH GANGWAL
	Name: Title:	Rakesh Gangwal President

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RAKESH GANGWAL Rakesh Gangwal	President (Principal Executive Officer)	December 4, 2003
/s/ DALE MESSICK Dale Messick	Treasurer (Principal Financial and Accounting Officer)	December 4, 2003
/s/ DALE MESSICK Worldspan, L.P.	Sole Member	December 4, 2003
By:	Dale Messick, Senior Vice President and Chief Financial Officer

QuickLinks

Table of Additional Registrants
TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
The Exchange Offer
Worldspan, L.P.
The Transactions
Corporate Structure
Use of Proceeds
Equity Sponsors
The Exchange Offer
Consequences of Exchanging Old Notes Pursuant to the Exchange Offer
The New Notes
Summary Historical and Unaudited Pro Forma Consolidated Financial Data
RISK FACTORS
Risks Relating to the New Notes
Risks Relating To Our Business
THE TRANSACTIONS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2002
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2002
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2003
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Twelve Months Ended September 30, 2003
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
Summary Compensation Table
Long-Term Incentive Plan—Awards in Last Fiscal Year
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
OWNERSHIP OF CAPITAL STOCK
DESCRIPTION OF OTHER INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE NEW NOTES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND OTHER INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors
Worldspan, L.P. Consolidated Balance Sheets (in thousands)
Worldspan, L.P. Consolidated Statements of Income (in thousands)
Worldspan, L.P. Consolidated Statements of Partners' Capital (in thousands)
Worldspan, L.P. Consolidated Statements of Cash Flows (in thousands)
Worldspan, L.P. Notes to Consolidated Financial Statements (in thousands)
Condensed Consolidating Balance Sheets as of December 31, 2001 (Predecessor Basis)
Condensed Consolidating Balance Sheets as of December 31, 2002 (Predecessor Basis)
Condensed Consolidating Balance Sheets as of September 30, 2003 (Successor Basis)
Condensed Consolidating Statements of Income for the Year Ended December 31, 2000 (Predecessor Basis)
Condensed Consolidating Statements of Income for the Year Ended December 31, 2001 (Predecessor Basis)
Condensed Consolidating Statements of Income for the Year Ended December 31, 2002 (Predecessor Basis)
Condensed Consolidating Statements of Income for the Nine Months Ended September 30, 2002 (Predecessor Basis)
Condensed Consolidating Statements of Income for the Six Months Ended June 30, 2003 (Predecessor Basis)
Condensed Consolidating Statements of Income for the Three Months Ended September 30, 2003 (Successor Basis)
Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2000 (Predecessor Basis)
Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2001 (Predecessor Basis)
Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2002 (Predecessor Basis)
Condensed Consolidating Statements of Cash Flows for the Nine Months Ended September 30, 2002 (Predecessor Basis)
Condensed Consolidating Statements of Cash Flows for the Six Months Ended June 30, 2003 (unaudited)
Condensed Consolidating Statements of Cash Flows for the Three Months Ended September 30, 2003 (Successor basis)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
SIGNATURES
SIGNATURES